Form 20-F
period 2010-12-31
China Kanghui Holdings
filed 2011-06-03
CIK 1495660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to              .

Commission file number: 001-34840

China Kanghui Holdings

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 136,821,600

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐             Accelerated filer  ☐             Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CHINA KANGHUI HOLDINGS

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.001 per share;

•	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Changzhou Kanghui, Beijing Libeier, Shanghai Zhikang and Wei Rui Li;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“domestic sales” and “international sales” are to sales of our proprietary products.

•

“OEMs” are to original equipment manufacturers. OEM sales, while almost entirely to international customers, are treated throughout the annual report in a distinct category and not as part of our “international sales”;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$”, “U.S. dollars” and “$”, are to the legal currency of the United States;

•	“we”, “us”, “our company” and “our” refer to China Kanghui Holdings, its predecessor entities and its subsidiaries.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2008, 2009 and 2010, and audited consolidated balance sheet data as of December 31, 2009 and 2010.

We and certain of our shareholders completed the initial public offering of 7,676,250 ADSs in August 2010. Our ADSs, each representing six ordinary shares, are listed on the New York Stock Exchange under the symbol “KH”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the risks, challenges and uncertainties in the orthopedic implants industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy, including our ability to expand our manufacturing and research and development facilities and capabilities;

•	our ability to expand our international business;

•	our ability to develop and successfully market new products in China and internationally;

•	our ability to maintain strong working relationships with our distributors and OEM customers;

•	our expectations regarding demand for and acceptance of our existing and new products;

•	changes in the healthcare industry in China and international markets, including changes in the healthcare policies and regulations of the PRC government;

•	technological or therapeutic changes affecting the orthopedic implants industry;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our planned use of proceeds;

•	our future prospects, business development, results of operations and financial condition; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2008 have been derived from our audited consolidated balance sheet as of December 31, 2008, which is not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

We have omitted the selected financial data as of and for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial data as of and for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided without unreasonable effort and expense.

	Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB (unaudited)	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations
Net revenue	87,696	139,646	184,331	242,754	36,781
Cost of revenue(1)	(24,331)	(49,401)	(54,719)	(71,307)	(10,804)

Gross profit	63,365	90,245	129,612	171,447	25,977
Operating expenses:
Selling expenses(1)	(10,408)	(12,962)	(23,246)	(28,230)	(4,277)
General and administrative expenses(1)	(9,409)	(14,955)	(25,615)	(29,765)	(4,510)
Research and development costs(1)	(1,853)	(2,679)	(3,876)	(5,483)	(831)

Operating income	41,695	59,649	76,875	107,969	16,359
Interest income	210	3,652	974	2,915	442
Government grants	512	1,348	9,807	3,490	529
Other expense, net	(947)	(877)	(305)	(7,506)	(1,138)

Income before income taxes	41,470	63,772	87,351	106,868	16,192
Income tax expense	1,268	(3,796)	(12,384)	(7,161)	(1,085)

Net income	42,738	59,976	74,967	99,707	15,107
Accretion of redeemable convertible preferred shares:
Series A	—	(10,035)	(10,739)	(7,572)	(1,147)
Series B	—	(45,743)	(73,180)	(54,988)	(8,332)
Series B-1	—	—	(2,736)	(2,844)	(431)

Net income (loss) attributable to ordinary shareholders	42,738	4,198	(11,688)	34,303	5,197

	Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB (unaudited)	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Earnings (loss) per share(2):
Basic	0.60	0.04	(0.20)	0.30	0.05
Diluted	0.60	0.04	(0.20)	0.27	0.04
Shares used in earnings (loss) per share computation(2):
Basic	57,714,400	57,714,400	57,714,400	88,408,057	88,408,057
Diluted	58,082,300	59,936,930	57,714,400	100,346,612	100,346,612

	As of December 31,
	2007	2008	2009	2010	2010
	RMB (unaudited)	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	15,163	85,679	122,567	262,476	39,769
Total current assets	102,461	228,572	311,889	703,180	106,542
Property, plant and equipment, net	57,935	69,546	72,487	107,237	16,248
Intangible assets, net	404	54,113	50,588	46,995	7,121
Goodwill	—	113,726	130,985	131,527	19,928
Total non-current assets	60,933	242,744	280,900	349,000	52,879
Total assets	163,394	471,316	592,789	1,052,180	159,421
Total current liabilities	47,152	90,212	105,948	77,682	11,771
Total non-current liabilities	—	12,750	20,057	17,211	2,608
Total liabilities	47,152	102,962	126,005	94,893	14,379
Series A redeemable convertible preferred shares	50,424	60,459	71,198	—	—
Series B redeemable convertible preferred shares	—	245,082	318,262	—	—
Series B-1 redeemable convertible preferred shares	—	—	15,921	—	—
Total shareholders’ equity	65,818	62,813	61,403	957,287	145,042
Total liabilities, mezzanine equity and shareholders’ equity	163,394	471,316	592,789	1,052,180	159,421

(1)	Share-based compensation charge incurred during the period related to:

	Year Ended December 31,
	2007	2008	2009	2010	2010
	RMB (unaudited)	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	61	167	205	191	29
Selling expenses	74	320	414	455	69
General and administrative expenses	188	4,506	9,519	7,158	1,084
Research and development costs	13	128	170	191	29

(2)	On July 16, 2010, we effected a share split whereby (i) all of our issued and outstanding 5,771,440 ordinary shares of a par value of US$0.01 per share were split into 57,714,400 ordinary shares of US$0.001 par value per share, (ii) all of our issued and outstanding 1,317,316 Series A redeemable convertible preferred shares of a par value of US$0.01 per share were split into 13,173,160 preferred shares of US$0.001 par value per share, (iii) all of our issued and outstanding 2,606,161 Series B redeemable convertible preferred shares of a par value of US$0.01 per share were split into 26,061,610 preferred shares of US$0.001 par value per share, (iv) all of our issued and outstanding 182,493 Series B-1 redeemable convertible preferred shares of a par value of US$0.01 per share were split into 1,824,930 preferred shares of US$0.001 par value per share. The number of our authorized ordinary shares was increased from 96,076,523 to 960,765,230 as of December 31, 2008 and from 95,894,030 to 958,940,300 as of December 31, 2009 and December 31, 2010. The share split has been retroactively reflected in this annual report so that share numbers, per share prices, option exercise prices and par value data are presented as if the share split had occurred from our inception.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6 to US$1.00, the noon buying rate in effect as of December 31, 2010. The noon buying rate in effect as of May 27, 2011 was RMB6.4920 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8176	6.8470
2010	6.7603	6.7689	6.7861	6.7541
November 2010	6.6670	6.6538	6.6892	6.6791
December 2010	6.6000	6.6497	6.6745	6.6000
January 2011	6.6017	6.5843	6.6017	6.5809
February 2011	6.5713	6.5761	6.5965	6.5520
March 2011	6.5483	6.5645	6.5743	6.5483
April 2011	6.4900	6.5267	6.5477	6.4900
May 2011 (through May 27)	6.4920	6.4965	6.5073	6.4913

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We may not be able to develop and successfully market new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new and advanced products that meet our customers’ demand. Although our products typically have long lifespans, new products contribute materially to our net revenue. Since 2008, we have developed and brought to market twelve new products (six trauma products and six spine products) that collectively accounted for 11.6% of our net revenue in 2009 and 25.9% of our net revenue 2010. We plan to launch four new products by the end of 2011, and, over the longer term, we intend to expand our research and development capabilities to include joint implants and instruments, which we aim to develop as our third line of proprietary orthopedic implant products. We expect the orthopedic implant market to evolve toward newer and more advanced products, some of which we do not currently produce.

Developing new products in a timely manner can be difficult, particularly because product designs can change with market and surgeons’ preferences. Our research and development efforts may not lead to new products that are commercially successful. We may also experience delays or be unsuccessful in any stage of product development, manufacturing, clinical trials or product registration. In addition, it typically takes from three to six months for our new products to gain market acceptance. We may not be able to successfully market our new products or our end customers may not be receptive to our new products. Our competitors’ product development capabilities may be more effective than ours, and their new products may reach the market before our products. Our competitors’ products may also be more effective and/or less expensive than our products. The introduction of new products by our competitors may result in price reductions on our products or reduced margins or loss of market share, and may lead to our products becoming obsolete or noncompetitive. Our new products may impact our gross margins depending on the level of market acceptance and pricing environment for each product. The success of any of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate industry trends and market demand;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver new products in a timely manner;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other orthopedic implant developers, manufacturers and marketers;

•	price our products competitively; and

•	increase end customer awareness and acceptance of our new products.

If we are unable to develop new products in a timely manner to meet market demand, or if there is insufficient demand for our new products, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We generate a significant portion of our net revenue from a limited number of products, and a reduction in demand for any of these products could materially and adversely affect our business, financial condition, results of operations and prospects.

We derive a significant portion of our net revenue from a limited number of products. Our key trauma product series—Synplate/Stanplate basic plate and screw system, Monoloc LCP/Stanloc LCP system and Orienail & NeoGen nail/LJ Nail nailing systems—accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009, and 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010. Our key spine product series, our L8 pedicle fixation system, U-spine system and PolyNices system, accounted for 9.2%, 4.5% and 4.5%, respectively, of our net revenue in 2009, and 9.4%, 4.4% and 5.0%, respectively, of our net revenue in 2010. We expect a limited number of our products will account for a significant portion of our net revenue for the foreseeable future. As a result, continued market acceptance and popularity of these products remain critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-customer dissatisfaction with the quality of these products could materially and adversely affect our business, financial condition, results of operations and prospects.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The orthopedic implant market is extremely competitive in China and worldwide and we expect competition to further intensify. Across all product lines and product types, we face direct competition both in China and internationally. We compete based on factors such as price, value, customer support, brand recognition, reputation, product functionality and design, reliability and quality.

In the China market, our competitors include domestic companies, such as Shandong Weigao Group Medical Polymer Company Limited, or Weigao, and Trauson Medical Instrument Co., Ltd. In addition, more leading international orthopedic implant manufacturers, such as Johnson & Johnson, have established production and research and development facilities in China, while other manufacturers have entered into cooperative arrangements with Chinese manufacturers, such as Medtronic’s relationship with Weigao. As a result, we may not be able to maintain our manufacturing cost and pricing advantage. We expect to face increasingly direct competition from these large multinational manufacturers in all segments of the domestic market, especially as we implement our strategy to increase sales to Top Tier hospitals in China, since these players currently have a significant market share of the Top Tier hospitals for orthopedic implants. In addition, our products are generally covered under China’s medical insurance programs whereby patients may be able to claim reimbursement, at a percentage depending on the type of surgery and device and policies of each locality, for the costs of our products. In general, reimbursement percentages tend to be higher for domestically manufactured products (such as ours) than for products manufactured by multinational companies and imported to China. Any abolishment by Chinese government of the medical insurance reimbursement policy favorable to domestic manufacturers would materially and adversely affect our competition with multinational companies in China.

In international markets, our competitors include large multinational companies, such as Johnson & Johnson, Medtronic, Stryker, Smith & Nephew and Synthes, some of which have also been our major OEM customers. We also face competition in international markets from local companies in the markets in which we sell our products or desire to penetrate. In some emerging markets, larger competitors have established sizable local businesses, acquired local competitors or distributors or established local partnerships, which allow them to be more competitive in their pricing and distribution infrastructure.

Our competitors may have:

•	greater financial and other resources;

•	a broader portfolio of products;

•	more products that have received regulatory approvals;

•	more experience in obtaining and maintaining approvals by the SFDA and other regulatory approvals for new products;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	larger patent portfolios;

•	greater knowledge of local market conditions;

•	stronger brand recognition;

•	larger sales and network of distributors;

•	more established relationships with surgeons and hospitals; and

•	better support in terms of technical training or surgical instruments provided.

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop products that are more effective than those we currently offer or that may lead to our products becoming obsolete or uncompetitive. In addition, the timing of the introduction of competing products could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

We depend on distributors for a substantial majority of our net revenue and our revenue growth. We may be unable to maintain or renew relationships with our distributors, replace underperforming distributors, or add new distributors to expand our network of distributors. We may also be unsuccessful in competing for desired distributors to effectively promote and sell our products. Any of these events would materially and adversely affect our business, financial condition, results of operations and prospects.

We depend on distributors for a substantial majority of our net revenue. As of March 31, 2011, we had 269 domestic distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China, and 38 distributors that sell our products in 28 countries across Asia, Europe, South America and Africa. In 2008, 2009, and 2010, we generated 76.6%, 76.5%, and 75.2%, respectively, of our net revenue from sales to domestic distributors and 17.7%, 12.2%, and 16.4%, respectively, of our net revenue from sales to international distributors. Our top ten distributors accounted for approximately 30.4%, 24.2%, and 31.5% of our net revenue in 2008, 2009, and 2010, respectively. Two, one, and one distributors have each accounted for more than 5% of our net revenue in 2008, 2009 and 2010, respectively. Our largest distributor accounted for 5.8%, 6.9%, and 9.1% of our net revenue in 2008, 2009 and 2010, respectively. We expect to continue to rely on adding distributors for our revenue growth.

We generally do not have long-term contracts with our distributors. We typically negotiate and enter into distribution agreements for a term of one year or less. As our existing distribution agreements expire, we may be unable to renew these agreements with our desired distributors on favorable terms or at all. We may also be unable to replace an underperforming distributor easily or at all.

In addition, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical device companies that may have higher visibility, greater name recognition and financial resources, and broader product selection than us.

Our domestic distributors typically have the exclusive right to sell one or more of our products in specified territories or hospitals. However, we do not have exclusivity provisions in all of our contracts that prevent our distributors from selling the products of our competitors. Such distributors may dedicate more resources to our competing products and fail to adequately promote our products or provide proper services to our end-customers. Our competitors may prohibit their distributors from selling products that compete with their own products, limiting our ability to expand our base of distributors. In addition, our competitors may offer better performance-based rebates and; therefore, provide more financial incentives for distributors to sell their products.

Any disruption of our network of distributors, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition, results of operations and prospects.

We may be unable to effectively manage our network of distributors, and actions taken by our distributors or sub-distributors could materially and adversely affect our business, prospects and brand.

We have limited ability to manage the activities of our distributors and their sub-distributors, who are independent from us. Our distributors or the sub-distributors to which they sell our products may violate our distribution agreements with them or the sales agreements among us, our distributors and the sub-distributors. Such violations may include, among other things:

•	failing to meet minimum sales targets or minimum payment terms for our products in accordance with relevant agreements;

•	selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of our other distributors;

•	failing to maintain the requisite licenses or otherwise to comply with regulatory requirements when selling our products;

•	failing to provide proper training, complementary surgical instruments, and other services to our end customers;

•	failing to adequately promote our products;

•	selling products that compete with ours; or

•	violating applicable laws, including the anti-corruption laws of China, the United States or other countries, in the marketing and sale of our products.

Failure to adequately manage our network of distributors, or non-compliance by distributors or sub-dealers with our distribution agreements or sales agreements could harm our corporate image and disrupt our sales. Furthermore, our distributors or sub-distributors may violate applicable laws or otherwise engage in illegal practices, including improper payments to hospitals and surgeons, with respect to their sales and marketing of our products. In such cases, we could be liable for actions taken by our distributors or sub-distributors and could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors or sub-distributors.

If we fail to obtain or maintain applicable licenses or registrations for our products, or if such licenses or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The orthopedic implant products we offer are subject to regulations in China and in other countries where we conduct business. For the manufacturing and sale of our products, we need to obtain and renew licenses and registrations with the SFDA or the competent regulatory authorities in other countries in which we sell our products. The processes for obtaining the initial regulatory licenses or registrations can be lengthy and expensive, and the results can be unpredictable. To obtain product registrations for Class II and Class III medical devices in China, we must conduct, at our own expense, adequate and well-controlled clinical trials to demonstrate the efficacy and safety of our products in humans. Clinical testing is expensive, can take years and has an uncertain outcome. Clinical failure can occur at any stage of testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. Our failure to adequately demonstrate the efficacy and safety of any of our products would prevent receipt of regulatory approval and, ultimately, the commercialization of that product. As a result, we may be unable to manufacture, market and sell new products in a timely manner or at all due to our failure to obtain regulatory licenses or registrations.

The process for renewing regulatory licenses or registrations does not require substantial costs; however, the process for obtaining approval can be lengthy. In China, medical devices are classified according to a catalog issued by the SFDA into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. The approval guidance for renewal applications relating to domestically manufactured Class III product registration certificates published by the SFDA states that it normally takes no more than 90 business days to review and approve the renewal applications subject to the sufficiency and satisfaction of application documents and no more than ten additional business days to deliver a written approval. However, such process usually takes a much longer time in practice.

In addition, the relevant regulatory authorities may introduce additional requirements or procedures that delay or prolong the approval of licenses or registrations for our existing or new products. For example, the SFDA solicited public opinion for proposed revisions of the Measures for the Administration of Medical Device Registration and the Regulation on Supervision and Administration of Medical Devices in 2007 and 2009. The draft revisions propose to introduce new requirements for medical device registrations, which could prolong the registration approval process. The SFDA may officially promulgate these revisions. If we are unable to obtain or maintain licenses or registrations needed to manufacture and market our existing or new products, or obtain or maintain such licenses or registrations in a timely fashion or at all, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

If the surgeon and hospital communities are not receptive to our products, our sales will decline and we will be unable to increase our sales and profits.

Although we sell a significant majority of our products to distributors, orthopedic surgeons and hospitals are the primary end customers of our products. Receptiveness to our products depends on educating surgeons and the hospital community as to the distinctive characteristics, perceived benefits, safety and cost-effectiveness of our products compared to our competitors’ products, as well as training surgeons and hospitals in the proper application of our products. If we, our distributors or our sub-distributors are not successful in educating the surgeon and hospital communities of the merits of our products, our sales will decline and we will be unable to increase our sales and achieve and sustain growth or profitability.

We believe recommendations and support for our products by influential surgeons are essential for market acceptance and adoption. If we do not receive support from such surgeons, other surgeons and hospitals may not use our products. In addition, surgeons face a learning process to become proficient in the use of our products, and a significant role of our medical affairs department is to provide surgeons with adequate instruction and training in the use of our products. This training process may take longer than expected and may therefore affect our ability to increase sales. Following the completion of training, we rely on trained surgeons to advocate the benefits of our products in the marketplace. Convincing surgeons to dedicate the time and energy necessary for adequate training remains challenging, and we cannot assure you we will be successful in these efforts. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have a significant adverse effect on our business, financial condition, results of operations and prospects.

Lack of sufficient sophisticated orthopedic surgeons that can perform surgical operations in China may adversely affect our business.

Sophisticated orthopedic surgeons that can perform surgical operations play a significant role in our business. We begin to involve surgeons in our product research and development stage, where we solicit feedback, proposals and suggestions with respect to our new products based on their clinical experience. We also rely on influential surgeons to endorse the quality of our products and promote their use among hospitals. Additionally, our sales volume is largely determined by the number of surgical operations performed by surgeons, and their performance is key to ensuring the proper implantation and function of our products in human bodies. However, a limited number of qualified surgeons in China have sufficient expertise and experience, and many of them are employed by Tier I hospitals located in large cities, where sales of our products remain small. As a result, we only have limited access to sophisticated surgeons, which may adversely affect our research and development efforts and sales of our products.

International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.

We plan to grow our international business by further penetrating our existing international markets and entering into new international markets. We intend to enter new international markets by cultivating new distributor relationships in selected regions. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may not be recognized. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, we may fail to anticipate competitive conditions in new markets that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our profitability and prospects will be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	strained relationships between China and other countries where we sell our products;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	increased risk of exposure to terrorist activities;

•	poor financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences;

•	foreign exchange losses; and

•	inability to effectively enforce contractual or legal rights.

If we fail to effectively manage our growth and our growth strategies, our business, financial condition, results of operations and prospects may suffer.

Our growth strategies include expanding our product portfolio through research and development, strengthening our domestic network of distributors and marketing efforts, expanding our international business and pursuing selected acquisitions, partnerships, alliances and licensing opportunities. Pursuing our growth strategies has resulted in, and will continue to result in, substantial demands on management resources. Managing our growth strategies will require us to, among other things:

•	expand our sales force and our network of distributors both domestically and internationally;

•	effectively enhance the management of our network of distributors;

•	enhance our research and development capabilities;

•	successfully hire and train new personnel;

•	control our costs and maintain sufficient liquidity;

•	prioritize our financial and management controls in an efficient and effective manner;

•	enhance awareness of our brand names and our market reputation;

•	exercise effective quality control; and

•	manage our various suppliers and leverage our purchasing power.

Our direct sales model for Top Tier hospitals in China, consisting of a direct sales force and regional offices, as well as increased after-sales support, may not generate as much revenue as our current sales to third-party distributors or may not be successful as a result of the following factors, among others:

•	our lack of experience in selling products directly to hospitals;

•	our inability to compete effectively with other suppliers in Top Tier hospitals, many of which are multinational companies;

•	our failure to recruit and retain a sufficient number of skilled sales people; and

•	our failure to provide after-sales support satisfactory to hospitals and surgeons.

Any inability to effectively manage our anticipated growth and growth strategies may adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly on the strength of our brands and reputation. Our failure to develop, maintain and enhance our brands and reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s medical device market, brands and reputation are critical to the success of our new products and the continued popularity of our existing products. We believe that our “Kanghui” and “Libeier” brands are recognized among Chinese surgeons and hospitals for quality and reliability, allowing us to establish our company as a leading domestic orthopedic implants player in China. Our ability to develop, maintain and enhance the image and recognition of our brands depends largely on our ability to remain a leader in the orthopedic implants industry in China. Our brand promotion efforts may be expensive and may fail to effectively promote our brands or generate additional sales.

Our brands, reputation and product sales could be harmed if, for example:

•	our products fail to meet expectations of surgeons, hospitals and end customers;

•	our products contain defects or fail;

•	we provide poor or ineffective customer service; or

•	we are subject to product liability claims.

Our revenue and profitability could be materially and adversely affected if we fail to maintain existing relationships with our OEM customers.

In each of 2008, 2009 and 2010, we had eight, eight and eleven OEM customers, which accounted for 5.7%, 11.3% and 8.4% respectively, of our net revenue in those periods. Our OEM customers include some of the world’s leading orthopedic implant manufacturers. We have invested significant time and resources cultivating these relationships. However, we may be unable to supply products in the required quantity and quality to our OEM customers in the required timeframe.

Our OEM customers may also develop their own solutions or adopt our competitors’ solutions for products that they currently purchase from us. For example, one of our former major OEM customers terminated its OEM business with us after it set up its own production base in China. Any failure to generate orders from our OEM customers or a decrease in sales to our OEM customers, as well as any adoption by our OEM customers of their own or our competitors’ products, could materially and adversely affect our revenue and profitability.

In addition, our OEM customers routinely audit and inspect our facilities, processes and practices to ensure that our manufacturing process and products meet their internal standards and applicable regulatory standards. To date, we have passed all such audits and inspections. However, we may not be able to do so in the future, and any failure to perform adequately under these audits or inspections to our OEM customers’ satisfaction could significantly harm our relationships with OEM customers and our reputation, which could materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required raw materials, components and manufacturing equipment that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and within the required time frame could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials, components and manufacturing equipment from a limited number of third-party suppliers and manufacture and assemble our products at our facilities. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5% and 54.1% of our total raw materials costs in 2008, 2009 and 2010, respectively. We generally make purchases using purchase orders and we do not have long-term supply contracts. As a result, our suppliers may cease to provide raw materials, components or equipment to us with little or no advance notice. Furthermore, some of our raw materials may be short of supply due to limited manufacturing capabilities of our suppliers and strong market demand. Interruptions in raw material, component or equipment supplies could delay our manufacturing processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. Such circumstances could harm our reputation, reduce our sales or gross margins and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

An increase in the market price of our raw materials and components may materially and adversely affect our gross margins and profitability.

Our operations require substantial amounts of raw materials and components. Some raw materials and components, especially titanium and titanium alloy, have been susceptible to fluctuations in price and availability. Significant increases in raw material and component prices have a direct and negative impact on our gross margins. Ultimately, we may need to raise our product prices to recover the higher raw material and component costs and maintain our gross margins, which may lead to lower demand for our products. Since we are generally unable to pass through increases in our raw materials costs to our customers, our failure to successfully pass such price increases may materially and adversely affect our gross margins and profitability.

We may be unable to expand our manufacturing capacity and ramp up our operations as anticipated, which could result in material delay, increased costs and lost business opportunities.

We are engaged in a substantial capacity expansion program, including new manufacturing facilities in Changzhou and Beijing. The new facility in Changzhou commenced construction in mid-2010 and is expected to complete construction by the end of 2011. The new facility in Beijing, indirectly owned by Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, is under construction and is expected to be leased to us upon its completion in the second half of 2011. The construction and completion of these new facilities involve regulatory approvals and reviews by various authorities in China, including, but not limited to, urban planning and construction and environmental protection authorities. We and the owners of the new facility in Beijing may not be able to obtain all the required permits or licenses for construction of the new facilities in a timely manner or at all. In addition, construction of the new facilities may not be completed on the anticipated timetable or within budget. Furthermore, we need to obtain approval from the SFDA or its provincial counterpart before we can commence production at these new facilities and we may not obtain such approval in a timely manner or at all. We may be also unable to fully utilize the manufacturing capacity once our new facilities in Changzhou and Beijing commence operations. Any inability or material delay in bringing the facilities on-line or commence operations, or any substantial increase in costs to complete the facilities or ramp up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

Our products may be subject to decreasing pricing trends and reduced margins. If we are unable to successfully replace these products subject to those trends with newer, more profitable products, our sales and results of operations could suffer.

Our products may be subject to price declines over time due to competitive forces, while manufacturing and material costs may remain constant or increase. We believe growing pricing pressure may arise in the future due to competition. As our products enter into a later stage in their lifecycles, the gross margins of those products may decrease. Our profitability depends on our ability to successfully control costs during the manufacturing process by increasing the efficiency of our manufacturing processes, reduce raw material consumption and increase production yields. In addition, changes in our product mix may negatively affect our overall gross margins. If we are unable to successfully design, manufacture and market new products, which typically generate higher gross margins, or if we fail to effectively increase the efficiency of our manufacturing processes or control manufacturing costs, our business, financial condition and operating results could be harmed.

If we fail to comply with the SFDA’s quality system regulations, our manufacturing process could be delayed and we may be subject to enforcement action by the SFDA.

We are required to comply with the SFDA’s quality system regulations, which cover our manufacturing facilities and equipment, as well as the methods and documentation of production, control, quality assurance, labeling and packaging of our products. The SFDA enforces the quality system regulations through document review and on-site inspections. If we fail a quality system review or inspection or if any corrective action plan is not sufficient, our manufacturing process could be delayed or suspended. We may also be subject to fines, or fail to obtain registration for our new products, or our medical device manufacturing license could be revoked.

Product returns could exceed our historical return rate and harm our results of operations.

We are not obligated under our distribution agreements to accept product returns by our distributors absent any quality problems or obvious design defects. In practice, we offer our distributors product return privileges subject to the satisfaction of certain conditions set by us. In the event of a product return claim, our distributor must submit an application to us and our management then reviews the application and decides whether to approve the product return based on a number of factors, including the passage of time since sale, the condition of the product, our ability to sell the product in the market, and the volume and magnitude of other returns from the same distributor. We also expect distributors to return their products in stock to us in the event we need to recall defective products. We maintain a reserve for estimated sales returns. Historically, the return rate has generally been approximately 3-5% of our net revenue each year. Actual product returns in excess of our historical return rate and our reserve would have an adverse effect on our results of operations.

We rely on our limited manufacturing and storage facilities for our products. Any disruption to our current facilities could reduce or restrict our sales and harm our reputation.

We manufacture and store all of our products, and conduct our research and development activities, at our facilities in Changzhou and Beijing. Since we do not maintain other back-up facilities, we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. We do not maintain property insurance and even if we obtained property insurance, our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

Any failure by our large customers to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could materially and adversely affect our cash flows and profitability.

We typically receive payments for our products from our customers after delivery. The average turnover for our accounts receivable for 2009 and 2010 was 83 and 77 days, respectively. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. Our five largest outstanding accounts receivable from domestic distributors accounted for approximately 27.6%, 17.2% and 29% of our total outstanding accounts receivable as of December 31, 2008, 2009 and 2010, respectively. In addition, we have engaged Shanghai Medical Instruments Import and Export Company, or Shanghai Medical, a Chinese import and export company, in our international sales to help us process export formalities and customs clearance. Accounts receivable from international distributors that arose through Shanghai Medical accounted for approximately 20.6%, 14.3% and 15.4% of our total accounts receivable as of December 31, 2008, 2009 and 2010, respectively. Shanghai Medical is not legally responsible for payment of accounts receivable derived from our sales to international distributors. Any failure by our customers to pay us our contracted price, or any disputes over or significant delays in receiving such payments from our customers could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

Our advance payments to our suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

We are required under a small portion of our raw material and component supply contracts to make prepayments equaling approximately 30% to 50% of the total purchase price before delivery. Separately, we are generally required to post a bond of approximately 30% of the total purchase price for purchase of manufacturing equipment. As of December 31, 2008, 2009 and 2010, the prepayment and bond made to our suppliers amounted to RMB1.5 million, RMB1.7 million and RMB6.4 million, respectively. Such prepayments or bonds are interest-free and non-refundable and we make such prepayments or post such bonds without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

We face risks associated with inventories.

We maintain a relatively high level of inventories of raw materials, works-in-progress and finished goods. Our net inventory balances as of December 31, 2008, 2009 and 2010 were RMB53.5 million, RMB75.7 million and RMB86.3 million, respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, increased from 336 days in 2008 to 425 days in 2009 but decreased to 409 days in 2010. We may suffer from write-downs of our raw materials and work-in-progress inventories in case their fair market price goes down. In addition, an unexpected change in circumstances, such as a shift in market demand, drop in selling price, or default or loss of a customer, could materially and adversely affect the realizable value of our inventories of finished goods.

We may not realize the anticipated benefits of our past and potential future acquisitions or investments or be able to integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.

In July 2008, we acquired the 100% equity interest in Beijing Libeier. In addition, in March 2011, we acquired 60% of the equity interest in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a provider of approved hip and knee systems in China. Pursuant to the share purchase agreement, we have the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the conditions set out in the agreement. We are still integrating the business and resources of Beijing Libeier and Wei Rui Li into ours. Although we have devoted significant managerial attention and time and resources to the overall integration of Beijing Libeier and Wei Rui Li, we may not successfully integrate Beijing Libeier or Wei Rui Li, or be able to achieve the benefits of acquisition as originally expected. In addition, we intend to selectively pursue strategic acquisitions of companies, products and technologies that will complement our efforts to grow our business. Any future acquisitions or investments may expose us to potential risks, including, among other things:

•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•	distraction of management’s attention from normal operations during the acquisition and integration process;

•	failure to effectively integrate acquired assets and talent into our corporate structure and culture;

•	diversion of resources from our existing businesses and technologies;

•	difficulties in retaining key employees of the acquired business;

•	failure to realize synergies expected from acquisitions or business partnerships; and

•	recognition of impairment losses related to goodwill and other intangible assets as a result of acquisitions.

We may also fail to identify or secure suitable acquisition or investment opportunities, or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing such acquisitions or investments could involve significant costs and uncertainties. If we fail to successfully source, execute and integrate acquisitions or investments, our overall growth could be impaired, and our results of operations could be adversely affected.

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our acquisition of Beijing Libeier.

In connection with our acquisition of Beijing Libeier, we recorded goodwill of RMB113.7 million, RMB131.0 million and RMB131.5 million in 2008, 2009 and 2010, respectively. We also recorded intangible assets of RMB53.8 million, RMB50.3 million and RMB47.0 million in 2008, 2009 and 2010, respectively. We amortize intangible assets related to such acquisition on a straight-line basis over their economic lives and test for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. We test goodwill for impairment as of each year end or more frequently if an event or circumstances indicate that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. We did not recognize any impairment losses on the recorded goodwill and intangible assets associated with the acquisition of Beijing Libeier in 2009 or 2010. However, we may recognize impairment losses on goodwill and other intangible assets in the future and that impairment could result in a charge to our reported results of operations and negatively affect our earnings.

We depend on our key personnel, and losing their services would severely disrupt our business.

Our success significantly depends upon the continued service of our key executives and employees. In particular, we are highly dependent on Mr. Yikang Jiang, our founder and chairman, Mr. Libo Yang, our chief executive officer, Mr. Weidong Shan and Mr. Zhimin Wang, both vice presidents of Changzhou Kanghui, and Ms. Junwen Wang, our chief financial officer, to manage our business and operations, and on our other key research and development and sales employees, such as Mr. Qian Guo and Ms. Hongxin Nie, vice presidents in charge of managing Beijing Libeier, for the operation of our business. We do not maintain key man insurance. If we lose the services of any key senior management member or employee, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. We entered into non-compete agreements with all of our key employees. Furthermore, as we expect to expand our operations and develop new products, we will need to attract and retain more experienced management, key research and development personnel and salespeople.

Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly in Changzhou, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities, hospitals and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation to our employees, some of which has not yet vested. Such retention awards may cease to be effective to retain our current employees once the shares vest. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.

Any failure to protect our intellectual property rights could harm our business and competitive position.

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of March 31, 2011, we had received a total of 25 issued patents in China, including 2 invention patents, 21 utility model patents and 2 design patents, and have 12 patent application pending approval by relevant Chinese regulatory authorities. In order to protect our other intellectual property rights, we have filed for trademark protection for our brand names “Kanghui” and “Libeier” and associated logos that we use to market our products, and will continue to follow our brand management policy to build our brand name recognition.

Seeking patent protection can be lengthy and expensive, and we cannot assure you that our patent applications will result in patents being issued or that our existing or future issued patents will be sufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may be challenged, invalidated or circumvented. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have, and may develop, products that compete directly with our products despite our intellectual property rights. Our intellectual property strategy is to seek protection in China but not overseas, balancing the costs and benefits of doing so. Therefore, we have not filed for patent protection in countries other than China based on our assessment of risks of third-party infringement of our intellectual property in those markets and the costs of obtaining patent protection. In the future, to the extent our international sales grow in relative importance, we may re-evaluate this strategy in certain target markets with respect to our products. While we are precluded from seeking patent protection for the products that we market overseas, if we choose to change our strategy to seek patent protection, we expect to do so with respect to our new products to the extent they contain patentable features, which will not be precluded as a result of our current decision not to seek patent protection overseas for our current products.

Although we have not encountered any third-party infringement of our intellectual property in China, we may encounter such infringement in the future. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective, mainly due to lack of procedural rules for discovery of evidence, low damage awards and low rates of criminal penalties against intellectual property right infringements. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. See “Regulation—Regulation on Intellectual Property Rights”. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to commence litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation vary, and outcomes are unpredictable. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties that, if successful, could disrupt our business and materially and adversely affect our financial condition and results of operations.

Companies in the orthopedic medical device industry have used intellectual property litigation to gain a competitive advantage. Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third-party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make or sell our products in China and internationally. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

We regard our brand names as critical to our success. Unauthorized use of our brand names by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect our brand names. Despite these precautions, we may be unable to prevent third parties from using our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as materially and adversely affect our financial condition and results of operations.

There may be corrupt practices in the healthcare industry in China and other countries, which may place us at a competitive disadvantage if our competitors engage in such practices

There may be corrupt practices in the healthcare industry in China or other countries. For example, in order to secure more orders, our competitors or their respective agents or distributors may engage in corrupt practices in order to influence surgeons, hospital personnel or other decision-makers in violation of the anti-corruption laws of China, the U.S. Foreign Corrupt Practices Act, or the FCPA, or other applicable laws of other countries. As competition persists and intensifies in our industry, we may lose potential customers or sales to the extent that our competitors engage in such practices or other illegal activities.

We are subject to anti-corruption laws in the jurisdictions in which we operate including, anti-corruption laws of China and the FCPA. Our failure to comply with these laws could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws. Although we are in the process of implementing policies and procedures designed to ensure that we, our employees, distributors and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We operate in the medical device industry in China and other jurisdictions, many of which pose elevated risks of anti-corruption violations, and generally sell our products domestically and internationally through distributors to our end customers, including state or-government-owned hospitals. This puts us and our distributors in frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are not in compliance with the FCPA and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities could have an adverse impact on our business, financial condition and results of operations.

In preparing our consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010, we noted material weaknesses in our internal control over financial reporting. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

In preparing our consolidated financial statements, material weaknesses in our internal control over financial reporting have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified were: (i) an ineffective control environment over financial reporting due to our failure to appropriately staff our financial function with a sufficient number of competent and experienced staff in preparing U.S. GAAP-based consolidated financial statements and related footnote disclosures; and (ii) an ineffective financial statement closing process.

To remedy these weaknesses, we are in the process of implementing several measures to improve our internal control over financial reporting, including (i) increasing the headcount of qualified financial reporting personnel; (ii) improving the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002; and (iii) engaging an independent U.S. consultant to assist in establishing processes and oversight measures to improve our financial statement closing process and to comply with the requirements under U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act of 2002. We will continue to implement measures to remedy these material weaknesses and significant deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources to comply with Section 404.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We do not maintain any insurance for our properties other than the insurance for our products in delivery. Damage to, or the loss of, our properties due to natural disasters, such as fires, floods or earthquakes, could adversely affect our financial condition and results of operation. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance. As a result, we do not have any business liability or business disruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

We are subject to product liability exposure. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

We design, manufacture and sell orthopedic implants, mainly trauma and spine implant products, and associated instruments, used in the surgical treatment of patients. Our trauma and spine implant products that are classified as Class III products generally pose higher risk to the human body. Accordingly, many of our products expose us to potential product liability claims if their use causes or is alleged to have caused personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Although we do not deal directly with patients, we are generally required to reimburse our distributors or OEM customers in part or in whole for any damages or losses arising from product liability claims due to the defect of our products.

From time to time, we have been named as a defendant or a participant in product liability lawsuits. We maintain limited liability insurance to cover product liability claims arising from the use of our products sold in China by one of our subsidiaries, Changzhou Kanghui. Our insurance coverage, however, may not be sufficient to cover any claim for product liability. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. Our subsidiary, Beijing Libeier, does not have any product liability insurance. We currently do not maintain any insurance policies that cover potential product liability claims for products sold in international markets. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could cause us to incur significant expenses, result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.

Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. If authorities in the countries where we sell our products decide that these products fail to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties or an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.

We are operating a significant portion of our manufacturing activities on leased premises. If any of these leases is terminated, suspended or cannot be renewed, or if we are required to vacate the leased premises for any reason, our business may be materially and adversely affected.

We are operating a significant portion of our manufacturing activities on leased premises. Part of Changzhou Kanghui’s manufacturing is conducted on an approximately 2,000 square meter premise leased from Changzhou Kangdi Medical Stapler Co., Ltd., or Changzhou Kangdi, a related party of ours. We have executed a lease agreement with Changzhou Kangdi, which will expire on December 31, 2011. Beijing Libeier operates its manufacturing activities on premises of 3,113 square meters leased from an unrelated third party in Beijing. The unrelated third party is applying for the ownership certificate for the premises. There is no guarantee that it will be able to obtain such ownership certificate. The Changzhou Kanghui and Beijing Libeier leases have expired on

December 31, 2011 and June 30, 2011, respectively, and we have extended the lease periods. It is expected that all manufacturing activities on these premises will be moved to the new manufacturing facilities indirectly owned and to be leased to Beijing Libeier by Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, upon their completion in the second half of 2011. Although no action has been taken to date to suspend such leases, if we have to terminate the current leases before moving to the new facilities due to the landlord’s failure to obtain the ownership certificate, we may have to vacate the premises and our manufacturing activities in such premises may be interrupted or suspended. Furthermore, the usage of our leased premises may not be in compliance with its permitted usages, even if the landlords have agreed to such usages. If any of these leases are to be terminated or suspended for any reason, we may need to vacate the leased premises and move these manufacturing operations to other alternative facilities, which we may not be able to find at all or at reasonable cost, and our manufacturing activities may be disrupted. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

We rely on our information technology systems for order fulfillment and other functions and to maintain our research and development data. If our information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development data. The failure of our information technology systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales and increased overhead costs, all of which could materially and adversely affect our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	attacks by computer viruses or hackers;

•	power loss; and

•	computer systems, or Internet, telecommunications or data network failure.

Any such interruption could materially and adversely affect our business, financial condition and results of operations.

Our quarterly revenue and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.

Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, we typically have slightly lower sales during the first quarters of each year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday, when doctors generally perform fewer surgical operations. Our relatively stronger performance in the fourth quarter has been largely due to the increasing demand for surgical operations due to weather-related accidents. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to attract and retain distributors;

•	changes in pricing policies by us or our competitors;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing of tax benefits we receive during the year;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	fluctuations in raw material, component and manufacturing equipment prices;

•	the timing of receipt of government incentives or rebates;

•	changes in the industry operating environment; and

•	changes in government policies or regulations, including new product approval procedures, or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.

In 2008, 2009, and 2010, we generated 20.0%, 13.9%, and 19.0% of our net revenue from sales denominated in U.S. dollars and a significant portion of our operating costs and expenses were denominated in Renminbi. We are generally required to bear foreign exchange losses in our international sales. From July 21, 2005 to December 31, 2010, the Renminbi appreciated 18.6% against the U.S. dollar. Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, Chinese authorities may lift restrictions on fluctuations in the Renminbi-U.S. dollar exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We did not enter into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval.

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares own 59.0% of our total issued and outstanding shares as of the date of this annual report. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

For us to grow, remain competitive, develop new products, expand our network of distributors or make future acquisitions or investments, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We may continue to engage in certain sales of products to third parties for end-use by countries, governments, entities, or persons targeted by United States economic sanctions.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. U.S. persons are also generally prohibited from facilitating such activities or transactions. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual that is the subject or target of any U.S. Economic Sanctions Laws.

We sell our products in international markets through independent non-U.S. distributors that are partially responsible for interacting with the end-customers of our products. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, Iran, Syria Sudan and Lebanon. In 2008, 2009, and 2010, our indirect sales to countries subject to U.S. sanctions, which included Iran, Syria, Sudan, Cuba and Lebanon, accounted for approximately 5.0%, 2.3%, and 3.0%, respectively, of our total net revenue in those periods. We cannot assure you that we will not have any sales of our products directly or indirectly to targets of U.S. sanctions in the future. If such transactions occur, our reputation could be adversely affected, some of our U.S. investors may elect or be required to sell their interests in our company, and some U.S. investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

Export control and embargo laws may preclude us from selling our products in international markets.

In 2008, 2009, and 2010, we derived 23.4%, 23.6%, and 24.8% of our net revenue from our sales to foreign countries. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Iran, Syria Sudan and Lebanon. As a result, we may be subject to U.S. export control, anti-boycott and embargo statutes and regulations, which are designed to prevent U.S. persons from transacting business with companies and individuals identified by the federal government as prohibited countries or parties. Failure to comply with these regulations could subject us to fines, enforcement actions and/or adversely affect our reputation and the value of our ADSs. We may also have to stop or terminate business transactions in some international markets, which will materially and adversely affect our business, financial condition, results of operations and prospects.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We have adopted a 2006 share incentive plan, 2008 share incentive plan, 2009 share incentive plan and 2010 share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, we have granted options to purchase total of 19,633,720 ordinary shares under our share incentive plans. As a result, we incurred share-based compensation expense of RMB5.1 million, RMB10.3 million, and RMB8.0 million in 2008, 2009, and 2010, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See Item 5, “Operating and Financial Review and Prospects” in this annual report and Note 2 to our consolidated financial statements included in this annual report for a more detailed presentation of accounting for our share-based compensation plans.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our second amended and restated articles of association, or New Articles, limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Our New Articles also provide for a staggered board, which means that our directors are divided into three classes, designated as Class A, consisting of three directors, Class B, consisting of two directors, and Class C, consisting of two directors, with no more than one class eligible for reelection at any annual shareholder meeting. This means that, with our staggered board, at least two annual shareholder meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of the proceeds from the initial public offering of our ADSs and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010, we do not expect to be a PFIC for the taxable year 2010. However, there can be no assurance that we will not be a PFIC for the taxable year 2010 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on an quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”), you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares in a later year, even if we are not a PFIC in that year. Moreover, if we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirement. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in response to actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

Shareholders may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for shareholders to effect service of process upon these persons in the United States. It may also be difficult for shareholders to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Furthermore, such Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

Risks Relating to Our Industry

We operate in a heavily regulated industry.

Medical devices are subject to laws and regulations issued by a number of government agencies in China and internationally. Such laws and regulations relate to the manufacturing, clinical trial, registration, distribution and pricing of medical devices. See “Regulation” for a discussion of the regulations applicable to us and our business. We must comply with these laws and regulations. In addition, we are or may become subject to examination, supervision and comprehensive regulations by various authorities with regard to compliance with such laws and regulations. Because our business is highly regulated, the laws, regulations and rules are subject to regular modification and change. From time to time, various laws, regulations and rules are proposed, which, if adopted, could impact our operations or could substantially and adversely affect our ability to operate profitably by making compliance much more difficult or expensive, restricting our ability to develop or operate our business and our growth prospects. It is impossible to predict the competitive impact that any such change would have on the medical device industry where we operate in general or on our business. If we or our distributors fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business or suffer fines or penalties, including the potential loss of our business licenses.

Aspects of the impending healthcare reform in China may adversely affect our business.

The Chinese government has approved in principle a healthcare reform plan to address the affordability of healthcare services, the rural healthcare system and healthcare service quality in China. The healthcare reform covers various sectors of medical services, including the use of implantable medical devices, such as our products.

In particular, the National Development and Reform Commission, or NDRC, drafted the Opinions on Strengthening the Monitoring and Administration of the Pricing of Implantable Medical Devices, or the Pricing Opinions, published in July 2006. The Pricing Opinions proposed to fix a maximum premium range from 25% to 50% on the price difference between the ex-factory price offered by manufacturers to distributors and the ultimate retail price offered by hospitals to patients for the implantable medical devices on the NDRC’s monitoring list, and to require manufacturers or importers of such implantable medical devices to report their price offered to distributors with the relevant pricing authority in China and clarify the reason for subsequent price increases upon the request of such pricing authority. The Pricing Opinions are still pending and have not been promulgated to date. The ultimate retail prices of our products to patients can reach four to five times our ex-factory price, depending on several factors, such as the bidding price, the pricing strategy of each distributor, the different regions and hospitals in which the products are sold, the number of intermediaries, such as sub-dealers, and whether the products are spine or trauma, or new models or older generation products.

The Chinese government continued to express an interest in the pricing of implantable medical devices in the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), issued by the State Council on March 18, 2009, where the Chinese government proposes to regulate the use of implantable medical devices by public hospitals. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures, issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security are proposing to regulate the price of implantable medical devices by restricting margins in distribution channels and publishing market price data.

Although no detailed policies or rules have been issued by the NDRC or other Chinese government authorities to date, the Chinese government may announce further steps towards regulation of implantable medical devices or implement the proposals described above. If that happens, we may incur additional expenses or costs to comply with the new requirements. Moreover, we may not be able to find desired distributors interested in selling our products due to decreased distributor margins, and we may be subject to significant pricing pressure on our products as well as pressure on our gross margin. If we fail to comply with the proposed new requirements when they become effective, we may be subject to penalties such as a fine up to the amount equal to five times the illegal income or up to RMB1,000,000, if no illegal income is generated, confiscation of illegal income and, under severe cases, an order to suspend operations for rectification and for those who seek excessive profits by violating pricing laws and regulations, revocation of their business licenses by the State Administration for Industry and Commerce. All of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

If the government, public insurers or third-party payors do not provide sufficient coverage and reimbursement for the use of our products, our net revenue could be adversely affected.

Sales of medical devices, such as our products, largely depend on the availability of adequate reimbursement from government, public insurers or third-party payors. Surgeons and patients generally rely on these sources to reimburse all or part of the costs and fees associated with the use of the medical devices and procedures performed with these devices. Surgeons and patients are unlikely to use certain medical devices if they do not receive reimbursement adequate to cover the cost of their use in surgical procedures. In 2008, 24.7% of total health expenditures in China were sourced from direct payments by the government, and 34.9% of total health expenditures were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers, according to the Ministry of Health of China. Urban residents in China can be covered by one of two urban public medical insurance schemes and rural residents can be covered under a rural healthcare insurance program launched in 2003. See “Regulation—Regulation on Medical Insurance Coverage” for more information. If national or provincial authorities in China decide to reduce the coverage or reimbursement levels for use of our products, patients may opt for or be forced to resort to other products, materially and adversely affecting our business, financial condition, results of operations and prospects.

Outside of China, reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take substantial time. Many international markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Reimbursement in international markets may require us to undertake country-specific reimbursement activities, including additional clinical studies, which could be time consuming and expensive and may not yield acceptable reimbursement rates.

Furthermore, healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to contain these costs. Legislators, regulators and third-party payors may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible. These cost-control methods also potentially limit the amount which third-party payors may be willing to pay for medical devices. The continuing efforts of third-party payors, whether governmental or commercial, whether inside or outside China, to contain or reduce these costs, combined with closer scrutiny of such costs, could restrict our customers’ ability to obtain adequate coverage and reimbursement from these third-party payors. The cost containment measures both in China and internationally could harm our business by adversely affecting the demand for our products or the price at which we can sell our products.

Beijing Libeier’s non-compliance with certain PRC laws and regulations may subject it to severe penalties, which may materially and adversely affect our business operations.

Beijing Libeier operates its manufacturing activities on premises leased from an independent third party. Such operations are required to be in compliance with PRC environmental protection laws. To be compliant. Beijing Libeier shall register with the local administration for industry and commerce for its manufacturing activities on the leased premises. Beijing Libeier failed to complete such registration because Beijing Libeier was not able to receive the building ownership certificate and the land use right certificate for the leased premises, which are documents required by the local authority for such registration, from the independent third party landlord and submit the same to the local authority. In addition, Beijing Libeier must undergo certain environmental protection-related procedures, including having an environmental impact evaluation report issued by an independent third party and obtaining approvals from local authorities with respect to such report and final inspection and acceptance of the facilities. Beijing Libeier has been applying to the PRC authorities for such approvals and has already obtained approval from the local authority with respect to the environmental impact evaluation report. However, the approval for final inspection and acceptance of the facilities is pending for Beijing Libeier’s registration with the local administration for industry and commerce for its manufacturing activities on the leased premises. Finally, previously, Beijing Libeier’s business license did not include the production and sale of Class 1 medical devices. There is no guarantee that we will be able to remedy the above non-compliance. Such non-compliance and failure to remedy the non-compliance may subject Beijing Libeier to severe penalties, including fines up to RMB400.000, suspension of its manufacturing activities in Beijing and revocation of its business license, although we believe that the likelihood of any such suspension or revocation is small, given that we have communicated with the relevant authorities to try to resolve these issues, and such authorities have not taken any action against us. If we were subject to such fines, suspensions or revocations, our business operations may be materially and adversely affected.

Risks Relating to Doing Business in China

Adverse changes in political, economic and other policies of the Chinese government could materially and adversely affect the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

We conduct a substantial portion of our operations in China. Accordingly, economic, political and legal developments in China significantly affect our business, financial condition, results of operations and prospects. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could materially and adversely affect overall economic growth and the level of healthcare investments and expenditures in China, which in turn could lead to a reduction in demand for our products and materially and adversely affect our businesses.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Even if we endeavor to comply with relevant laws and regulations, we may not always be able to do so due to a lack of detailed implementation rules by relevant government authorities. In addition, some government authorities (including local government authorities) may not consistently apply regulatory requirements issued by themselves or other PRC government authorities, making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our distributors, business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration for Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing of interests in PRC companies held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We completed the initial listing and trading of our ADSs on the NYSE on August 16, 2010. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear, with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Fangda Partners, advised us that because we completed our restructuring for the initial public offering before September 8, 2006, the effective date of the new regulation, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the NYSE did not require CSRC approval. A copy of Fangda Partners’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 (File No. 333-168301) in connection with our initial public offering, which is available at the SEC website at www.sec.gov.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for the initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

If the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

PRC merger and acquisition regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC merger and acquisition regulations, including, the New M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that prior notification to or approval by the Ministry of Commerce be made or obtained. Further, in some instances, such transactions may even be subject to anti-trust review or security review by PRC governmental authorities. We may grow our business in part by acquiring complementary businesses in China. Complying with the requirements of the New M&A Rules and other regulations regarding merger and acquisitions to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business and maintain our market share.

Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies, known as Notice 75, which became effective on November 1, 2005. Notice 75 provides, among other things, that prior to establishing or assuming control of an offshore company, or the Offshore SPV, for the purpose of financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his, her or its SAFE registration under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV as well as any material change in the capital of the Offshore SPV, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. Notice 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. SAFE subsequently issued relevant guidance to its local branches with respect to the application procedures of the SAFE registration under Notice 75. See “Regulation—Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We attempt to comply, and attempt to ensure our beneficial owners who are subject to Notice 75, with Notice 75 and other relevant requirements. All of our beneficial owners whose identities and addresses we know and who are subject to the Circular No. 75 have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and we cannot assure you that all of our beneficial owners who are PRC residents will continue to comply with the requirements under Notice 75 or other related SAFE rules. If SAFE determines that any of our beneficial owners who are PRC residents fails to comply with Notice 75 or other related SAFE rules, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under their respective current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans are subject to the Stock Option Rule, see “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.” Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans to fines and other legal or administrative sanctions and impose restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

The enforcement of new labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a new labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The new labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the new labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the new labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the new labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds from our initial public offering or any future offerings, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries in China, each of which is a foreign- invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We finance our PRC subsidiaries through capital contributions. In the second half of 2009, we obtained approvals from the relevant PRC authority to increase the registered capital of Changzhou Kanghui from RMB66 million to RMB407.3 million in anticipation of certain capital expenditures and other working capital needs. The contribution for capital increase of Changzhou Kanghui was completed in September 2010. In addition, we have completed the contribution for capital increase of Beijing Libeier in December 2010 to increase its registered capital to RMB30.0 million. However, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenue effectively and the ability of our PRC subsidiaries to obtain financing.

We receive a significant portion of our net revenue in Renminbi, which is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenue generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency their respective current account bank accounts for use in payment of international current account transactions. However, the PRC government could take measures to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of the SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt-to-equity ratio requirements. Further, such loans must be registered with SAFE or its local counterpart. In practice, it could be time consuming to complete the SAFE registration process.

If we finance our PRC subsidiaries through additional capital contributions, the PRC Ministry of Commerce or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency-denominated capital into Renminbi by restricting the use of the converted Renminbi. The notice requires that a foreign-invested company can only use Renminbi converted from the foreign currency-denominated capital within the business scope approved by the applicable governmental authority and may not use such converted Renminbi for equity investments in the PRC unless specifically permitted in its business scope or under applicable law. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not change without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations.

We may not be able to complete necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to loans to our PRC subsidiaries or with respect to future capital contributions to our PRC subsidiaries. Failure to complete such registrations or obtain such approvals could limit our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The increase in the PRC enterprise income tax and the discontinuation of the preferential tax treatment and government incentives and subsidies available to us could, in each case, decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdictions to enjoy lower preferential tax treatment according to local policies. In 2006, Changzhou Kanghui was granted a five-year tax holiday commencing from 2006, which entitles it to a two-year enterprise income tax exemption followed by a 50% reduction in enterprise income tax for the following three years.

The PRC Enterprise Income Tax Law, or the New EIT Law, became effective on January 1, 2008. Under the New EIT Law and its implementation regulations, also effective on January 1, 2008, the PRC adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing preferential tax treatment, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within a maximum of five years after the effective date of the New EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until expiration of their tax holidays. Currently, Changzhou Kanghui is entitled to the exemption of enterprise income tax in 2006 and 2007 and 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. The New EIT Law and its implementing rules also permit qualified “High and New Technology Enterprises”, or HNTEs, to enjoy a reduced 15% enterprise income tax rate. Both Changzhou Kanghui and Beijing Libeier obtained the qualification certificates of HNTE status in 2008, valid for the three-year period from 2008 to 2010; therefore, they are eligible to enjoy a preferential tax rate of 15% as long as they maintain their qualification as an HNTE and obtain approvals from competent tax authorities. Both Changzhou Kanghui and Beijing Libeier have applied for an additional three-year extension as an HNTE from 2011 to 2013 and the applications are pending approval by the relevant authority. Wei Rui Li is not an HNTE and subject to an enterprise income tax rate of 25%. However, we can not assure you that Changzhou Kanghui and Beijing Libeier will obtain the approvals from the relevant authority, and if Changzhou Kanghui and Beijing Libeier can not obtain such approvals, they may be subject to a higher tax rate which may materially and adversely affect our results of operations.

In addition, Changzhou Kanghui has been receiving government incentives and subsidies from time to time, which amounted to RMB1.3 million, RMB18.9 million, and RMB3.5 million in 2008, 2009, and 2010, respectively. The preferential tax treatment that we enjoy and the government incentives and subsidies we receive could be modified or discontinued altogether, which could decrease our net income and materially and adversely affect our financial condition and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a tax circular issued by the State Administration for Taxation on April 22, 2009 regarding the standards used to classify certain enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC enterprise income tax, currently at a rate of 10% unless otherwise reduced by relevant tax treaties. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. In addition, this circular mentioned establishes criteria for determining whether “de facto management bodies” are located in China for overseas incorporated enterprises controlled by PRC enterprises or PRC enterprise groups. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear and our PRC counsel is unable to opine on whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC enterprise income tax. This will have an impact on our effective tax rate, will materially and adversely affect our net income and results of operations, and may require us to withhold tax on our shareholders that are non-PRC resident enterprises.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC enterprise income tax.

The New EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. China has not entered into any tax treaties with the Cayman Islands. If we are required under the New EIT Law to pay enterprise income tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the New EIT Law and its implementation regulations issued by the State Council, a 10% PRC enterprise income tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a PRC enterprise income tax, usually at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC enterprise income tax. Especially, if we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” and any gains realized by them from the transfer of our ADSs or ordinary shares may be regarded as being derived from PRC sources and, as a result, would be subject to a 10% PRC enterprise income tax, unless otherwise reduced or exempted by relevant tax treaties. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors that are “non-resident enterprises” or gains from the transfer of our ordinary shares or ADSs are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital, as well as to allocate a discretional portion of its after-tax profits to its staff welfare and bonus fund. Our statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, the scope of many PRC laws and regulations are uncertain, and their implementation could differ significantly in different localities. In certain instances, local implementation rules and their implementation are not necessarily consistent with the regulations at the higher or national level. Although we strive to comply with all applicable PRC laws and regulations, the relevant PRC government authorities may decide that we have not been in compliance with certain laws or regulations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009 and 2010. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from selling our products in China and other overseas markets, our business and prospects may be affected by economic conditions in countries or regions where we sell our products to. A slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by a further global economic downturn or the slowdown of the Chinese economy.

We face risks related to natural disasters and health epidemics in China, which could materially and adversely affect our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, our operations may be vulnerable to any health epidemic. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu,” occurred in Mexico and has spread to other countries, including China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could adversely affect economic activity in China and our business and operations. Any future natural disasters or health epidemics in the PRC could also materially and adversely affect our business and results of operations.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

According to the National Bureau of Statistics of China, the change in consumer price index in China was 5.9%, -0.7%, and 3.3% in 2008, 2009, and 2010 and, respectively. Because we purchase raw materials and components from suppliers in China, this price inflation has in the past and may again in the future increase the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantages as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and materially and adversely affect our business and results of operations.

Risks Relating to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	announcements of studies and reports relating to the effectiveness or safety of the services provided by us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other medical services companies;

•	addition or departure of our senior management and other key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially and adversely affect our business, financial condition, results of operations and prospects.

Future sales, or perceived sales, of ADSs or ordinary shares by existing shareholders could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We currently have 140,121,600 ordinary shares outstanding. All 7,676,250 ADSs sold in our initial public offering are now freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of a total of 41,059,700 shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our new amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to cast a vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out the voting instructions of ADS holders in a timely manner. We will use reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but ADS holders may still not receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and ADS holders may lack recourse if their ordinary shares are not voted as requested. In addition, ADS holder, may not be able to call a shareholder meeting.

ADS holders may be subject to limitations on transfers of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems is expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Shareholders’ rights to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to shareholders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to holders of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, shareholders may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on their ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the SEC and the NYSE, require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make certain corporate activities more time-consuming and costly. Compliance with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public company reporting requirements, and such personnel may command high salaries relative to similarly experienced personnel in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate additional costs that we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of a governmental enforcement action and investor confidence could be negatively impacted and the market price of our ADSs could decline.

We are exempt from certain corporate governance requirements of the NYSE. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to, and plan to, follow home country practice in lieu of certain corporate governance requirements of the NYSE. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee and a nominating and corporate governance committee, and we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, shareholders may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 1997 through Changzhou Kanghui Medical Innovation Co., Ltd., or Changzhou Kanghui which was then owned by several individuals and engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China and selected international markets. In connection with our first private offshore financing in 2006, we established China Kanghui Holdings, or China Kanghui, a Cayman Islands company, and all the then-existing shareholders of Changzhou Kanghui became shareholders of China Kanghui and sold their equity interests in Changzhou Kanghui to China Kanghui. As a result, China Kanghui became our ultimate holding company, and Changzhou Kanghui became a wholly owned subsidiary of China Kanghui. On July 31, 2008, we acquired 100% of the equity interests of Beijing Libeier. As a result, Beijing Libeier became a wholly owned subsidiary of China Kanghui. Beijing Libeier is also engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China. On July 31, 2009, we established Shanghai Zhikang Medical Devices Co., Ltd., or Shanghai Zhikang, which is wholly owned by Changzhou Kanghui, and is expected to engage in the distribution of orthopedic products of third parties. On January 31, 2011, TGM Medical, Inc. was established in the state of Delaware of the United States and later on became our wholly-owned subsidiary in February 2011, as part of our strategy to expand our business. On March 23, 2011, we acquired 60% of the equity interest in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a provider of approved hip and knee systems in China. Pursuant to the share purchase agreement, we have the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the conditions set out in the agreement. For additional information on our organizational structure, see Item 4.C, “Information on the Company—Organizational Structure”.

Our principal executive offices are located at No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China. Our telephone number at this address is (86-519) 8513-9851-1331 and our fax number is (86-519) 8513-9851-1331. Our registered office in the Cayman Islands is at the offices of Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies. In August 2010, we completed our initial public offering, which involved the sale by us and certain of our shareholders of 7,676,250 ADSs, representing 46,057,500 ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a leading domestic developer, manufacturer and marketer of orthopedic implants in China measured by 2009 sales, according to Frost & Sullivan. We believe our “Kanghui” and “Libeier” brands are two of the most recognized orthopedic implants brands among hospitals and surgeons in China. We are also one of the first Chinese companies to enter the global orthopedic implant market, and our business is diversified geographically with international sales across Asia, Europe, South America and Africa. We are strategically targeting densely populated, fast-growing emerging markets for sales of our proprietary orthopedic implant products, such as Brazil, India, Colombia and Venezuela, although we do not derive material net revenue from these markets at present. As a leading domestic player in China, we believe we are well positioned to capitalize on the growing demand for domestic products in the Chinese orthopedic market. We believe our success in the Chinese and international markets is primarily due to our broad product portfolio, reputation for high product quality and reliability, and competitive pricing.

Our proprietary orthopedic implant products consist of more than 36 product series of orthopedic implants and associated instruments for trauma and spine indications. Our trauma products, used in the surgical treatment of bone fractures, include a wide range of nails, plates and screws, and cranial maxillofacial plate and screw systems. Our spine products, used in the surgical treatment of spine disorders, include screws, meshes, interbody cages, and fixation systems. Sales of our proprietary products accounted for 94.3%, 88.7% and 91.6% of our net revenue in 2008, 2009 and 2010, respectively. Sales of our trauma and spine products accounted for 69.8% and 30.2%, respectively, of our net revenue generated from our proprietary products in 2008, 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and 69.5% and 30.5%, respectively, of our net revenue generated from our proprietary products in 2010.

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell these products to hospitals directly or through sub-distributors. As of March 31, 2011, we had an extensive network of 269 distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China. Our distributor management and marketing team, consisting of 45 people in four strategic locations in China as of March 31, 2011, focuses on training and managing our network of distributors as well as marketing efforts, such as sponsoring academic conference and exhibiting at trade shows. In addition, we have a dedicated team that handles medical affairs such as surgeon training and interfacing with key orthopedic surgeons in China. As of March 31, 2011, internationally, we had a network of 38 distributors that sell our products in 28 countries.

We have strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of our existing product lines and enhancements of existing products. Since 2008, we have launched twelve new products (six trauma products and six spine products), and we expect to maintain a similar pace of development with four new products to be launched by the end of 2011. Moving forward, we will target our product development efforts on increasing our portfolio of spine implants, expanding the scope of our product offerings for China’s Top Tier hospitals and expanding our product lines to include joint implant products.

We have supplemented our research efforts with our corporate development activities. In January 2011, we made an equity investment of US$4 million in Consensus Orthopedics, or Consensus, a US based boutique joint implant manufacturer marketing FDA approved products in the US and other developed markets in Europe. We also entered into agreements with Consensus, pursuant to which we are entitled to select and manufacture certain hip and knee implant products developed by Consensus and to market these products in China and other emerging markets under our own brand name. In addition, the agreements enabled an OEM relationship between Consensus and our Company to allow both parties to leverage shared purchasing and manufacturing efficiencies. By allowing Changzhou Kanghui to market FDA approved joint implants in the Chinese and international markets, we will be able to offer a premium line of reconstruction implants that are competitive with similar products of the international manufacturers. In March 2011, we announced the acquisition of a majority stake in Wei Rui Li, a domestic joint implant manufacturer in China. Pursuant to the share purchase agreement, we are allowed to purchase additional equity upon completion of certain milestones at a pre-determined price. With this transaction, we expect to launch our first joint implant product in China in 2012 which we expect to be a significant growth driver for our business going forward.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. Sales of our OEM products accounted for 5.7%, 11.3%, and 8.4% of our net revenue in 2008, 2009, and 2010, respectively.

We manufacture our products in accordance with international quality standards, yet typically price our products lower than leading global orthopedic implant manufacturers. In addition, our production facilities, manufacturing processes and products must pass rigorous and routine quality inspection audits by our OEM customers, which we believe validates our manufacturing processes and product quality. All of our implant products have received SFDA approval in China. Our China-based operations provide us with a distinct competitive advantage over leading global manufacturers by enabling us to benefit from low-cost engineering, labor and overhead costs.

Domestic sales of our proprietary products accounted for 76.6%, 76.5%, and 75.2% of our net revenue in 2008, 2009, and 2010, respectively. International sales of our proprietary products accounted for 17.7%, 12.2%, and 16.4% of our net revenue in 2008, 2009, and 2010, respectively. Our net revenue increased by 32.0% from RMB139.6 million in 2008 to RMB184.3 million in 2009, and increased by 31.7% to RMB242.7 million in 2010. Our net income increased by 25.0% from RMB60.0 million in 2008 to RMB75.0 million in 2009, and increased by 33% to RMB99.7 million in 2010.

Our Products

We have two lines of proprietary orthopedic implant products, trauma and spine, with 36 product series covering a wide array of orthopedic implants and associated instruments. Our products are primarily used in orthopedic surgeries and include both implants, such as screws, bone plates, nails and other related products, and instruments used by surgeons to conduct implant surgeries. Each product series consists of both implants and associated instruments. Since our acquisition of Beijing Libeier in July 2008, we sell our products under both the “Kanghui” and “Libeier” brand names. All of our implant products have received SFDA approval in China. In 2010, sales of our trauma and spine products accounted for approximately 69.5% and 30.5%, respectively, of our net revenue generated from our proprietary products.

Trauma Products

Our major trauma products are used in the surgical treatment of bone fractures. We group our trauma products into two functional systems—internal fixation systems and cranial maxillofacial plate and screw systems—and within each of these functional systems, we have key product series, as described below.

Our internal fixation system products collectively accounted for 64.9%, 57.4% and 62.4% of our net revenue in 2008, 2009 and 2010, respectively. Internal fixation devices are used to treat bone fractures with devices implanted entirely under the skin. Plate and screw devices are a type of bone fixation device and include a bone plate placed on the surface of the fractured bone and several screws inserted into the bone beside the fracture area. Locking compression plates, known as LCPs, are a type of plate and screw device that allow the screws to be locked with the plate after insertion. Intramedullary nails are nails that are inserted into the bone marrow cavity with screws locked at both ends to treat a bone fracture. Cannulated screws are a type of screw that have a hollow shaft that allows the screw to be inserted with greater precision into the bone.

Our key internal fixation system products are our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen nail/LJ Nail nailing system, as described below, which accounted for 30.6%, 18.3% and 7.9%, respectively, of our net revenue in 2008, 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009, and 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010.

•

Synplate/Stanplate basic plate and screw system:    Our Synplate/Stanplate basic plate and screw system is our best-selling product system and includes internal fixation implants for mini fragment, small fragment and large fragment bone repairs.

•

Monoloc LCP/Stanloc LCP system:    Our Monoloc LCP/Stanloc LCP system is a locking and compression plate system that merges locking screw technology with conventional plating techniques, providing angular stability and compression.

•

Orienail & NeoGen nail/LJ Nail nailing system:    Our Orienail & NeoGen nail/LJ Nail nailing system feature patented designs and provide a minimally invasive alternative for lower-extremity fracture treatment.

Cranial maxillofacial plate and screw system:    Our cranial maxillofacial plate and screw system is designed for the surgical treatment of fractures of the mandible, mid-face and skull, for the reconstruction of bones following tumor resections and for the correction of deformities.

Spine Products

Our major spine products are used in the surgical treatment of spine disorders. We group our spine products into three functional systems—thoracolumbar system, cervical system and interbody system—and within each of these functional system, we have key product series.

Thoracolumbar systems:    Our thoracolumbar system is designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine, requiring fusion with instrumentation, as well as various fractures and dislocations within the thoracic and lumbar regions of the spine. Our key product series in this group are our L8 spine fusion system, U-spine system and PolyNices system, which accounted for

13.1%, 2.2% and 3.0%, respectively, of our net revenue in 2008, 9.2%, 4.6% and 4.5%, respectively, of our net revenue in 2009, and 9.4%, 4.4% and 5.0%, respectively, of our net revenue in 2010.

•

L8 spine fusion system:    Our L8 spine fusion system is our basic thoracolumbar fusion system designed for treatment of degenerative disease, deformity and trauma indications. This system includes rods, crosslinks and pedicle screws.

•

U-spine system:    The U-spine system, which we market under our “Libeier” brand, is our mid-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine requiring fusion with instrumentation.

•

PolyNices system:    The PolyNices system is our premium-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine requiring fusion with instrumentation. This system features more advanced locking mechanisms and deformity-correcting instrumentation.

Cervical system:    Our cervical system is designed for the treatment of cervical degenerative, traumatic and tumoral pathologies. This system includes plates, screws and rods.

Interbody system:    Our interbody system is designed for vertebral body support and fusion. This system consists of interbody cages and meshes.

Product Pipeline

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. Since 2008, we have developed and brought to market twelve new products (six trauma products and six spine products). In the near term, we focus our product development on spinal implant products. Long term, we intend to expand our research and development capabilities to include joint implants, which we aim to develop as our third line of proprietary orthopedic implant products. We plan to develop and launch four new products by the end of 2011.

The chart below sets forth the products that we intend to launch by the end of 2011:

Product Line	Product Series	Anticipated Release	Product Description	SFDA Medical Device Classification

Trauma	Cable, Pin & Wire System	2011	Our Cable, Pin & Wire System is an internal and external fixation system designed for external fixation of bone fractures.	III

Spine	New ACP System	2011	Our New ACP is a newly designed anterior cervical plate system with a one-step insertion and locking mechanism to shorten operating time and reduce blood loss during surgery.	III

Spine	Kyphoplasty System	2011	Our kyphoplasty system enables injection of bone cement into a fractured vertebra to relieve the pain of osteoporotic vertebral compression fractures.	III

Spine	U Spine II System	2011	Our U Spine II System is a mid-end thoracolumbar fusion system designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine.	III

In January 2011, we made an equity investment of US$4 million in Consensus Orthopedics, or Consensus, a manufacturer of joint implants in the U.S. and international markets. We also entered into agreements with Consensus, pursuant to which we are entitled to select and manufacture certain hip and knee implant products developed by Consensus and to market these products in China and other emerging markets under our own brand name. We will pay royalties to Consensus for commercial sales in these selected territories.

In March 2011, we announced the acquisition of a majority stake in Wei Rui Li, a domestic joint implant manufacturer in China. Pursuant to the agreement, we have the right to purchase additional equity upon completion of certain milestones at a pre-determined price as well. Based on this acquisition, we expect to launch our first joint implant product in China in 2012.

Our Sales Channels

We sell our proprietary products through two primary channels: domestic distributors and international distributors. In 2008, 2009 and 2010, we generated 76.6%, 76.5% and 75.2%, respectively, of our net revenue from sales to domestic distributors, and 17.7%, 12.2%, and 16.4% respectively, of our net revenue from sales to international distributors. Sales to our largest domestic distributor and our largest international distributor accounted for 6.9% and 2.6% of our net revenue in 2009, respectively, and 9.1% and 3.0% of our net revenue in 2010, respectively.

Domestic Distributors

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. We have an extensive distribution and marketing platform for our products in China. As of December 31, 2008, 2009, and March 31, 2011, we had 231, 252 and 269 domestic distributors, respectively. We believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China.

As of December 31, 2010, our domestic network of distributors covered a total of 856 Tier I and 1,390 Tier II hospitals in China. We categorize the Chinese orthopedic market into three tiers, Top Tier, Middle Tier and Lower Tier, primarily according to orthopedic surgery volume and PRC Ministry of Health hospital classifications. Top Tier refers to the top 100 Tier I hospitals that we believe have the highest orthopedic surgery volume, and Middle Tier refers to the remaining Tier I hospitals. In China, Tier I hospitals are the largest hospitals that provide the most services and perform a broad range of educational and medical research functions. Lower Tier refers to the 6,780 Tier II hospitals, which are typically regional hospitals that are smaller in size with fewer services compared to Tier I hospitals, but also perform certain educational and medical research functions. According to the 2009 China Healthcare Yearbook, in China in 2008, there are 1,192 Tier I hospitals and 6,780 Tier II hospitals. As of the date of this annual report, our domestic network of distributors covers a total of 70 Top Tier hospitals, representing a coverage rate of 70.0%, a total of 867 Middle Tier hospitals, representing a coverage rate of 79.4%, and a total of 1,447 Lower Tier hospitals, representing a coverage rate of 21.3%.

Our domestic distributors have the exclusive right to sell one or more of our products in specified territories or hospitals. They may sell our products to hospitals directly or distribute our products through sub-distributors approved by us. For any given territory or hospital, we may have several distributors or sub-distributors selling different products on an exclusive basis. Our distribution agreements with domestic distributors typically have one-year terms with specified revenue and unit sales targets. Although we apply the same selling prices of our products to all domestic distributors, we offer sales incentives to distributors that meet or exceed certain annual performance and payment targets. When we launch a new or upgraded product, we may sell the older products to certain distributors at a lower price.

We generally select domestic distributors based on reputation, technical expertise and their ability to obtain necessary government approvals, as well as on other factors such as market and hospital coverage, prior sales performance, sales experience, knowledge of orthopedic implant and contacts in the medical community. We are planning to identify both new and existing distributors that have proven relationships and sales personnel for marketing to Top Tier hospitals. We intend to enhance our domestic network of distributors to intensify our hospital coverage in regions where we currently market our products, while broadening our overall hospital coverage nationwide.

We proactively manage our network of distributors, regularly reviewing their performances and terminating underperforming distributors. For distributors who do not reach specified targets during a given year, we typically have the right to terminate the distribution agreement early. Our domestic distribution agreements typically do not allow distributors to terminate the agreements prior to expiration. In addition, our distribution agreements typically require our distributors to covenant that they will comply with all applicable laws and regulations in distributing our products. Our policies and procedures adopted to ensure distributors’ compliance with all applicable laws and regulations do not have any material adverse impact on our relationship with our distributors or our distributors’ sale of our products.

For distributors who meet or exceed our sales targets, we often provide consideration in the form of sales incentives. The distribution agreements between Changzhou Kanghui and its distributors typically provide distributors who meet their pre-negotiated sales targets with sales incentives. However, the distribution agreements between Beijing Libeier and its distributors do not generally contain similar sales incentives, which are subject to negotiations between Beijing Libeier and its distributors on an ad hoc basis. Approximately half of Beijing Libeier’s existing distributors are entitled to sales incentives pursuant to their distribution agreements, provided they meet their pre-negotiated sales targets. The criteria we consider when determining whether to grant sales incentives to distributors of Beijing Libeier products include primarily the history and reputation of the distributor, the distributor’s demonstrated ability to generate sales of our products, the distributor’s ability to make timely payments and its payment history, and the scope of the distributor’s geographic and hospital coverage.

We also seek domestic and international sales opportunities through the competitive bidding and tender processes run by hospital and government agency end-customers. These end-customers typically place large volume orders that are awarded based on bids by competing medical device manufacturers through a state-owned bidding agent. After winning a bid in such competitive bidding and tenders, we become a recognized supplier of the hospital or government agency customer that solicited the bid. Even though we submit bids and participate in the bidding process under our name, we typically sell products to these hospital or government agency end-customers made through our distributors.

International Distributors

As of March 31, 2011, internationally, we had a network of 38 distributors that sell our products in 28 countries across Asia, Europe, South America and Africa. We plan to grow our international business by entering select new markets and further penetrate existing international markets. We strategically target densely populated and fast growing emerging markets for our near-term international expansion because, like the domestic China market, we believe these markets demand high quality products at costs competitive with the large multinational players. To that end, in 2011, we intend to expand our sales in Brazil, India, Colombia and Venezuela, although we do not expect to derive material net revenue from these markets in the foreseeable future.

We apply the same distributor selection, evaluation and management criteria to our international distributors as we do to our domestic distributors, and our international distribution agreements are substantially similar to our domestic ones. However, international distributors are not entitled to the sales incentives we otherwise provide to our domestic distributors. Furthermore, we have not granted exclusive distribution rights to distributors in approximately one-third of the overseas markets where we sell our products. Pursuant to our standard distribution agreement with our international distributors, we are generally entitled to early termination of the distribution agreement when the distributor fails to reach the agreed sales target in a given year. We and our international distributors generally may early terminate the distribution agreement if the other party breaches any provision of the distribution agreement and fails to rectify any such breach within a specified time, or engages in conduct adversely affecting the reputation or goodwill of the terminating party, or is in voluntary bankruptcy, liquidation or insolvency proceedings.

We only use distributors for sales of our proprietary branded products. While the United States and Japan have historically been our largest overseas markets for our international sales, each representing 3% or more of net revenue in each period presented, we sell only OEM products to the United States and Japan, and as such, does not use any international distributors in these countries.

OEMs

In addition to selling our proprietary products, we manufacture products, including both implant components and instruments, for OEMs according to their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. In 2008, we began our relationship with a Japanese OEM customer, which later became our largest OEM customer in both 2009 and 2010. In each of 2008, 2009, and 2010, we had eight, eight, and eleven OEM customers, which accounted for 5.7%, 11.3%, and 8.4% respectively, of our net revenue in those periods. Our largest OEM customer accounted for 5.2% and 3.0% of our net revenue in 2009 and 2010, respectively. We are not actively seeking new OEM relationships, as our growth strategy is focused on our proprietary products, but we may opportunistically consider future OEM relationships for strategic reasons from time to time.

Distribution Management and Marketing, Medical Affairs and Customer Service

We focus our marketing efforts on establishing relationships and growing our brand recognition among surgeons and hospitals. We have a distribution management and marketing team, consisting of over 45 people as of March 31, 2011 in four strategic locations: Shanghai, Beijing, Guangzhou and Xi’an. This team is focused on training and active management of our network of distributors. We have a medical affairs team that handles surgeon training and interfaces with key orthopedic surgeons in China. This team also works closely with our research and development and manufacturing teams during our product development process to ensure that we address the needs and demands of our end-customers in our new products. In addition to ensuring that our brands are associated with high quality products and responsive services, our distribution management and marketing team works with our distributors to help them become more effective. In particular, we assist our distributors in establishing best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and end-customer relations.

We conduct targeted marketing programs to enhance our brand recognition and sales. In our domestic market, we focus on educating and training surgeons by regularly organizing regional training programs, hosting product launch meetings, attending product and academic conventions and cooperating with the Orthopedic Trauma Group, Chinese Orthopedic Association for basic training programs and visiting surgeon programs. In addition, we host program meetings for key participants in our industry with respect to our research and development efforts and product pipeline. Lastly, we sponsor conventions or annual meetings held by the Chinese Orthopedic Association and other national or provincial orthopedic communities, as well as advertising in industry publications that cater to distributors of medical devices, industry experts or doctors.

In the international market, we focus primarily on surgeon training, medical/academic conference sponsorship and attendance and exhibiting at trade shows. We have 13 employees in our international distribution and sales team, which manages our international distributors and sales. We expect to strengthen our existing international distribution and sales capabilities, as well as hire on-the-ground sales and marketing managers in our major international markets. As our international operations mature, we may consider adding overseas offices to assist with our overseas sales and support.

Our customer service team includes 30 well-trained professionals as of March 31, 2011, with responsibility for assisting in processing orders, sales return/changes and customer complaints. This team is also responsible for assisting with preparing product volume forecasts as well as finished goods inventory management.

We also provide our distributors with technical support, including training in the basic technologies of our products, participating in presentations to potential end-customers, and assisting in preparing documents for contracts awarded through competitive bidding and tenders. We have established a website specifically designed to provide online training courses for our distributors. By working closely with our domestic and international distributors, we gain valuable insights into the operations of each local distributor, which helps ensure that each distributor is able to operate effectively.

Research and Development

We have a strong research and development capabilities, consisting of a team of 43 engineers as of March 31, 2011. To date, our internal research and development team has developed all of our proprietary products. Our research and development expenses accounted for 1.9%, 2.1%, and 2.2% of our net revenue in 2008, 2009, and 2010, respectively. We maintain our primary research and development center in Changzhou and an additional research and development center in Beijing. In 2011, we expect our research and development expenses to be increased to approximately 4.0% of our net revenue.

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. In designing and developing our products, we consult with hospitals and surgeons to assist us in identifying the needs and demands of their providers. In addition, we focus on maximizing ease of use of our products by surgeons. Due to differences in Chinese patient size and bone anatomy, we are developing products adapted specifically for the Chinese patient population. Since 2008, we have developed and brought to market twelve new products (six trauma products and six spine products). As of March 31, 2011, we received a total of 25 issued patents in China and had 12 patent application pending approval by relevant Chinese regulatory authorities.

We intend to expand our product portfolio by strengthening our research and development of new products, product line extensions and improvements to our existing products. Because we have extensive experience with the lengthy SFDA approval process in China, we believe that we are able to navigate the regulatory review process efficiently and introduce new products in a timely manner. We plan to develop and launch four new products by the end of 2011. In the near term, we intend to focus our product development on spine implant products, as well as expand the scope of our product offerings for China’s Top Tier hospital market. In the long term, we intend to expand our research and development capabilities to include joint implants, which we aim to develop as our third line of proprietary orthopedic implant products. In addition, we intend to invest in research in complementary product areas that can leverage upon our extensive network of distributors and brand recognition in the domestic market. We also expect to establish a research and development center in Shanghai in 2011, which is expected to be completed by the end of 2011.

In addition to our internal efforts, we collaborate with the Institute of Metal Research, Chinese Academy of Sciences, to perform strategic research and product development related to titanium coating. We have also established a post-doctoral research program of our research and development facilities and recruit post-doctors in cooperation with certain universities in China.

Manufacturing and Quality Control

Our commitment to high quality, low cost manufacturing has been a critical competitive advantage and a key to our growth and success. Our long experience as an OEM to some of the world’s leading orthopedic implant manufacturers has further enabled us to differentiate ourselves from our domestic competition based on quality. Furthermore, we are well-positioned to capitalize on the advantages of operating in China, including relatively low labor and operating costs, a large talent pool of qualified engineers, and land use and other tax advantages that make China an attractive location for orthopedic implant development and manufacturing. Our manufacturing costs are significantly lower than those of major multinational players and comparable with those of our domestic competitors, while maintaining international quality standards.

Manufacturing, Assembly and Testing

We manufacture, assemble and test our products primarily at our primary facilities in Changzhou, Jiangsu Province, and at our additional facilities in Beijing.

Our manufacturing process consists of four main stages:

•	preparation of initial raw materials;

•	processing raw materials into manufactured products;

•	surface treatment of the products, such as polishing and anodization; and

•	final labeling and packaging.

We are planning to expand significantly our manufacturing capabilities. In 2009, we acquired a parcel of land located approximately one kilometer from one of our existing facilities in Changzhou, covering a site area of 61,561 square meters, which we are using for expansion of the manufacturing capacity and research and development facilities of our current Changzhou facilities. We commenced construction in mid-2010 and expect to complete construction by the end of 2011. In addition, we plan to lease new manufacturing facilities located approximately one kilometer from our existing facilities in Beijing, covering a site area of 16,982 square meters, which we intend to use for expansion of the manufacturing capacity of our current Beijing facility. We expect to relocate to the new facilities in the second half of 2011. Upon completion of all of these expansion plans, we expect our manufacturing capacity to increase by approximately 50%.

We occasionally outsource the manufacturing of certain components of our orthopedic implant and instrument products, including cutting, drilling and processing that we believe third-party providers can more efficiently and cost-effectively produce. Once we receive the outsourced components from the suppliers, we conduct some mechanical and surface processing before we assemble or pack them into final products. One of our outsourcing arrangements is with a related party. See Item 7.B, “Related Party Transactions—Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates—Other Transactions.”

Quality Control and Assurance

We regard our stringent product quality as a significant factor in our end-customers’ purchasing decisions. As of March 31, 2011, our quality control department had 77 employees.

Our operations are in accordance with China’s SFDA regulations in all material aspects and we have obtained our ISO 9001:2008 and ISO 13485:2003 certifications. In December 2006, we participated in China’s medical device good manufacturing practice certificate pilot program and passed the inspection in 2007. To improve the quality control of our production process, we have invested in advanced quality control equipment, such as the Instron Fatigue System, which is specifically designed for fatigue and static testing of biomedical, advanced materials and manufactured components.

We implement quality control measures throughout our production process, including supplier examination, raw material inspection, process control and product inspection. Our quality control procedures primarily consist of the following: (i) for raw material inspection, we source our raw materials only from suppliers with good reputation and stable quality and inspect the measurement, component and other features when we accept the raw materials; (ii) for process control, we plan the production process based on the technologies adopted by each product type and monitor the whole production process, particularly certain key steps of the production process; and (iii) for product inspection, we compile our product inspection manual based on our product specifications, and inspect our products with our advanced equipment in accordance with our product inspection manual, including testing the capability and measurement of our products, verifying the product labels and manuals and confirming the products are properly packed. We also have a dedicated customer service team to handle customer complaints and further enhance the quality of our products. In addition, our production facilities, manufacturing processes and products must pass rigorous and routine quality inspection audits by our OEM customers, which are among the world’s leading orthopedic product manufacturers. We believe that our long-standing relationship with these customers constitutes an important validation of our manufacturing processes and quality.

We do not provide any warranties on any of our products. According to applicable legal and regulatory requirements in China, as well as domestic market practice, non-sterilized metallic products sold in China are generally not subject to any particular warranty period, while sterilized metallic products generally have a warranty of at least two years. We do not currently sell any sterilized metallic products in China. We have been selling certain sterilized products to our OEM customer in Japan since 2008. We do not provide any warranties on these sterilized products under our contracts with the OEM customer. We do not accept any returns for a refund of the purchase price.

Suppliers and Procurement

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from multiple suppliers at prevailing market prices. We purchase raw materials for our products from approximately 20 suppliers, most of whom have long-term business relationships with us. We generally enter into annual contracts with our suppliers. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5%, and 54.1% of our total raw materials costs in 2008, 2009, and 2010, respectively.

Our manufacturing and sales teams monitor a rolling three-month forecast of demand for specific products, based on which our procurement team assesses our requirements for raw materials and classifies necessary purchases according to inventory risks and costs associated with the raw materials and components needed. We periodically review and adjust our inventory level based on the raw material prices and market demand.

Our raw material suppliers are primarily located in China, and the principal raw materials or essential components used in the production of our products are generally readily available in China. Prices for our main raw materials are subject to fluctuation. See Item 3.D, “Risk Factors—Risks Related to Our Business—An increase in the market price of our raw materials and components may materially and adversely affect our gross margins and profitability.”

Intellectual Property

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of March 31, 2011, we had received a total of 25 issued patents in China, including 2 invention patents, 21 utility model patents and 2 design patents, and had 12 patent application pending approval by relevant Chinese regulatory authorities. We have registered trademarks in China for the “Kanghui” and “Libeier” names and logos used on our own-brand products. We have no material licensing arrangements with any third party.

We have not filed for patent protection in countries other than China based on our assessment of risks of third-party infringement of our intellectual property in some markets and the costs of obtaining patent protection. In general, while we seek patent protection for our proprietary technologies in China, we do not rely solely on our patents to maintain our competitive position and we believe that development of new products and improvements of existing products at competitive costs has been important to maintaining our competitive position. In order to protect our other types of intellectual property rights, we have obtained trademark protection for our brand names “Kanghui” and “Libeier” and associated logos that we use to market our products, and will continue to follow our brand management policy to build our brand name recognition.

We have entered into agreements with our employees involved in research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See Item 3.D, “Risk Factors—Risks Relating to Our Business—Any failure to protect our intellectual property rights could harm our business and competitive position.” PRC patent and trademark laws are discussed in greater details in “Regulation—Regulation on Intellectual Property Rights.”

In designing and developing our new products, our research and development team conducts patent searches to ensure that we do not infringe any existing patent owned by third parties. See Item 3.D, “Risk Factors—Risks Relating to Our Business—We may be exposed to intellectual property infringement and other claims by third parties that, if successful, could disrupt our business and materially and adversely affect our financial condition and results of operations.”

Competition

The medical device industry is characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all of our products, we face direct competition both domestically and internationally. We compete primarily based on quality, reliability, brand recognition, reputation, product functionality and design, price, value and customer support.

In the China market, our competitors include domestic companies, particularly Weigao and Trauson. In addition, more leading international orthopedic implants manufacturers, such as Johnson & Johnson, have established production facilities in China, while other manufacturers, such as Medtronic, have entered into cooperative business arrangements with Chinese manufacturers, such as Medtronic’s relationship with Weigao. As a result, we may not be able to maintain our manufacturing cost and pricing advantage. We expect to increasingly face direct competition from these large multinational manufacturers in all segments of the domestic market, especially as we implement our strategy to increase sales to Top Tier hospitals in China, since these players currently have a significant market share of orthopedic implant sales to Top Tier hospitals. However, our products are generally covered under China’s medical insurance programs whereby patients may be able to claim reimbursement, at a percentage depending on the type of surgery and device and policies of each localities, for the costs of our products. In general, reimbursement percentages tend to be higher for domestically manufactured products (such as ours) than for products manufactured by multinational companies and imported to China. Any abolishment by Chinese government of the medical insurance reimbursement policy favorable to domestic manufacturers would materially and adversely affect our competition with multinational companies in China.

In the international markets, our competitors include large multinational companies, such as Johnson & Johnson, Medtronic, Stryker, Smith & Nephew and Synthes, some of which also are or have been among our major OEM customers. These companies typically focus on top-tier hospitals in the international markets in which they operate. We also face competition in international markets from local companies in the markets in which we sell our products or desire to penetrate. We believe that we can compete successfully with these companies by offering a wide array of products with high quality at competitive prices.

We must also compete for distributors with other orthopedic implants companies, both in China and overseas. Our competitors may prohibit their distributors from selling products that compete with their own, which limits our ability to expand our network of distributors.

REGULATION

Regulation on Medical Devices

General Regulatory Environment

Our trauma products and spine products are subject to regulatory controls governing medical devices. As a developer, manufacturer and marketer of medical devices, we are subject to regulation and oversight by the State Food and Drug Administration in China, or the SFDA, and its relevant local branches. We are also subject to other PRC laws and regulations applicable to manufacturers in general. SFDA requirements include obtaining production permits, product registrations and export registrations, and compliance with clinical testing standards, manufacturing practices, pricing practices, quality standards, applicable industry standards, adverse event reporting, and advertising and packaging standards.

Classification of Medical Devices

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a production permit and the level of regulatory authority involved in granting such permit. Classification of a medical device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

Class I devices are those with low risk to the human body and are subject to “general controls.” Class I devices require product registration and are regulated by the city level food and drug administration where the manufacturer is located. Class II devices impose medium risk to the human body and are subject to “special controls.” Class II devices require product registration, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices impose high risk to the human body, such as life-sustaining, life-supporting and implantable devices. Class III devices also require product registration and are regulated by the SFDA under the strictest regulatory control.

Our products cover all the three categories of medical devices as described above.

Production Permit

A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacturing of Class II and Class III medical devices. No production permit is required for the manufacturing of Class I medical devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it. A production permit, once obtained, is valid for five years and is renewable upon expiration. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application along with other required information six months before the expiration date of the production permit. We do not expect any material difficulty in obtaining these renewals.

Product Registration

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. Clinical trials are required for registration of Class II and Class III medical devices. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the State Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions that will conduct the clinical trials, the manufacturer may begin clinical trials. A registration application for a Class II or Class III medical device must provide required pre-clinical and clinical trial data and information about the medical device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within sixty business days of receiving an application for the registration of a Class II medical device, and the SFDA, within sixty business days of receiving an application for the registration of a Class III medical device, will notify the applicant whether the application for registration is approved. However, the time for conducting any detection, expert review and hearing process, if necessary, will not be counted in the above-mentioned time limit. If approved, a registration certificate will be issued within ten business days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years and a re-registration application is required either for renewal upon expiring of the existing registration certificate or for any substantial change to the approved contents or particulars stated in such certificate. To renew a registration, a manufacturer should apply to the respective levels of the food and drug administration at least six months prior to the expiration of the registration.

We have completed registration for all our Class I, II and III devices, among which 79 of the registrations are still valid and the remaining two are in the process of being re-registered. See Item 3.D, “Risk Factors—Risks Relating to Our Business—If we fail to obtain or maintain applicable licenses or registrations for our products, or if such licenses or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for registration of a medical device.

Distribution License

A distributor must have a distribution license to engage in sales and distribution of Class II and Class III medical devices in China. Similar to the approval process for the production permit, the distributor does not need the distribution license in connection with the sale and distribution of Class I medical devices, but must notify the provincial level food and drug administration and file for record with it. The distribution license is valid for five years and is renewable upon expiration. Changzhou Kanghui and Beijing Libeier currently only sell our own products and do not need to have a distribution license. Shanghai Zhikang obtained a medical distribution license on April 27, 2009.

Export Registration

The SFDA maintains a registration system for exporting medical devices out of the PRC. Before a manufacturer located in the PRC can export any medical devices out of the PRC, it must obtain from the SFDA an export registration certificate covering the medical devices to be exported. An export registration certificate would be valid for two years. We have obtained a registration certificate for all the medical devices we are exporting out of the PRC and this registration certificate will expire on December 6, 2012.

Centralized Procurement

The National Development and Reform Commission, or NDRC, drafted the Opinions on Strengthening the Monitoring and Administration of the Pricing of Implantable Medical Devices, or the Pricing Opinions, which were published in July 2006. The Pricing Opinions proposed to fix a maximum premium range from 25% to 50%

on the price difference between the ex-factory price offered by manufacturers to distributors, and the ultimate retail price offered by hospitals to patients for the implantable medical devices on NDRC’s monitoring list, and to require manufacturers or importers of such implantable medical devices to report their prices offered to distributors and with the relevant pricing authority in China and clarify the reason for subsequent price increase upon the request of such pricing authority. The Pricing Opinions are still pending and are under review. The Chinese government continued to express an interest in the pricing of implantable medical devices in the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), issued by the State Council on March 18, 2009, where the Chinese government proposes to regulate the use of implantable medical devices by public hospitals. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures, issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security, Chinese government authorities are proposing to regulate the prices of implantable medical devices by restricting margins in distribution channels and publishing market price data.

The governmental authorities further advance and strengthen the centralized procurement of medical devices to reduce the procurement price and alleviate medical cost burden on patients. According to the Notice on further strengthening the Centralized Purchase of Medical Device issued by the Ministry of Health on July 21, 2007, in principle, centralized procurement of medical devices is subject to geographic administration at three levels, i.e. state, province and prefecture-level city, depending on the category of medical devices. The relevant governmental authorities publish lists of medical devices subject to centralized procurement and all non-profit medical institutions shall participate in the centralized procurement for purchase of such medical devices. Procurement of medical devices that do not fall into such a list shall also be subject to centralized procurement if the purchase amount exceeds the threshold set by the relevant authorities. Centralized procurement shall be conducted mainly by means of public bidding. Implementation of such centralized procurement requirement may vary from region to region and we may face different requirements regarding the centralized procurement of medical devices due to various local practices.

GMP Certification

On December 12, 2006, the SFDA issued a Notice on Medical Equipment Good Manufacturing Practice (GMP) Certification Pilot Program for Sterile and Implantable Medical Device Manufacturing, according to which, Changzhou Kanghui and other 50 sterile or implantable medical device manufactures were selected to participate in medical devices GMP certification pilot program. Changzhou Kanghui passed the GMP certification according to a notice issued by the SFDA on November 12, 2007. On December 16, 2009, the SFDA issued the Measures on Medical Device Manufacturing Quality Administration, Regulation and Supervision, or the GMP Measures, and the relevant implementation rules and supervision standards for sterile and implantable medical device manufacturers, or the GMP Standards, all of which became effective on January 1, 2011.

According to the GMP Measures, all medical device manufacturers must establish a quality administration system. Class II and Class III medical device manufacturers are required to apply to SFDA branches at provincial level for the examination and inspection of their quality administration systems. The Class II and Class III medical device manufacturer will be issued a notice of inspection results for GMP Standards, which is valid for four years, after it has passed all the examinations and inspections by the SFDA and its branches. The manufacturers of certain medical devices which are subject to key supervision will also be subject to an annual inspection with respect to the implementation of the GMP Standards.

Continuing SFDA Regulation

We are subject to continuing regulation by the SFDA. Our products are subject to, among others, the following regulations:

•	SFDA’s quality system regulations, which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reactions and other events involving their products; and

•	SFDA’s general prohibition against promoting products for unapproved uses.

Class II and III medical devices may also be subject to special controls, such as supply purchase information, performance standards, quality inspection procedures and product testing devices, which may not be required for Class I medical devices. We believe we are in compliance with applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules against our incompliance, it can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production;

•	revocation of our existing registrations, approvals and permits; and

•	criminal prosecution.

Other Laws and Regulations in China Regarding Medical Devices Manufacturing and Distribution

Laws regulating medical device manufacturers and distributors cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could materially and adversely affect our business, financial condition and results of operations.

Regulation on China-based Manufacturers for OEMs

China-based manufacturers for OEMs that produce medical devices (excluding manufacturing of certain items such as parts, accessories, components and materials that are not deemed as medical devices) must comply with the above laws and regulations.

We are not directly subject to FDA regulation as a result of selling product parts, accessories, components and materials to OEMs in the United States. OEM customers in the United States must comply with FDA regulations in order to market and sell their finished products, and we manufacture our product parts, accessories, components and materials in accordance with their quality requirements. We are from time to time inspected by the FDA, for example, to certify the OEM’s compliance, not our compliance, with applicable regulations.

Regulation on Medical Insurance Coverage

China has a complex medical insurance system that is currently undergoing reform. Generally, once those covered by medical insurance have paid for medical services, they may seek available reimbursement according to applicable medical insurance programs in which they participate. For public servants and others covered by the 1989 Administrative Measure on State Provision of Healthcare, the PRC government currently either fully or partially reimburses medical expenses for certain approved treatment services. Urban residents in China that are not covered by the 1989 Administrative Measure on State Provision of Healthcare are generally covered by one of two nationwide public medical insurance schemes, which are the Urban Employees Basic Medical Insurance Program launched in 1998 and the Urban Residents Basic Medical Insurance Program launched in 2007. Rural residents in China are generally covered under a New Rural Cooperative Medical Program launched in 2003.

The Urban Employees Basic Medical Insurance Program, which mainly covers employed urban residents, fully or partially reimburses urban workers for certain approved treatments services, with reimbursement levels varying from region to region. The Urban Employees Basic Medical Insurance Program is funded by the mandatory medical insurance contribution by employees and their relevant employers and the contribution rates vary based on the economic development status and individual income level of different regions. All of the employee’s contribution and a small portion of the employer’s contribution are allocated to the individual’s reimbursement account, and the remaining portion of the employer’s contribution is aggregated into a social medical expense pool. Participants of the Urban Employees Basic Medical Insurance Program may seek reimbursement from both the individual reimbursement account and the social medical expense pool up to the stipulated reimbursement caps.

Urban residents who are not covered by the Urban Employees Basic Medical Insurance Program, such as students, children and other non-employees, may voluntarily participate in the Urban Residents Basic Medical Insurance Program on a per family’s basis. The Urban Residents Basic Medical Insurance Program is mainly funded by the monthly contributions of each participating family and a fixed amount of annual government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. There is no specific requirement or guidance from the central government. Local governments separately determine the respective reimbursement policy. Individual participants of the Urban Residents Basic Medical Insurance Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

Rural residents can voluntarily participate in the New Rural Cooperative Medical Program on a per family basis. The New Rural Cooperative Medical Program is mainly funded by the monthly contribution of each participating family and a fixed amount of government subsidies for each individual participant, all of which can be aggregated into a social medical expense pool. The individual participants of the New Rural Cooperative Medical Program may seek reimbursement from the social medical expense pool up to the stipulated reimbursement cap.

In general, for participants who are covered by the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program, the types of medical treatments covered are generally set with reference to the policy for urban employees in the same region of the country. However, the reimbursement levels for covered medical expenses for urban non-employees and rural residents, which vary widely from region to region and treatment to treatment, are generally lower than those for urban employees in the same region.

According to the Opinions of the Central Committee of the Communist Party of China and the State Council on Deepening Reform of Medical and Health Care System and the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011), the Chinese government is now planning to strengthen and develop the social medical insurance system through, among other things, expanding the coverage of medical insurance programs, increasing the government subsidies for the Urban Residents Basic Medical Insurance Program and the New Rural Cooperative Medical Program and increasing the reimbursement caps for the social medical expense pools of the three medical insurance programs.

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If products purchased by consumers are of sub-standard quality but not defective, the retailers will be responsible for the repair, exchange or refund of the purchase price of the sub-standard products and for the compensation to the consumers for their losses (if any). However, in the event that the manufacturers are held liable for the sub-standard products, the retailers are entitled to seek reimbursement from the manufacturers for compensation paid by the retailers to the consumers. If the products are defective and cause any personal injuries or damage to assets, the consumer has the option to claim compensation from the manufacturer, distributor or retailer. Retailers or distributors who have already compensated the consumers are entitled to claim reimbursement from the liable manufacturers.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim for damages from either the medical institution or the manufacturer. If the patient claims for damages from the medical institution, the medical institution is entitled to claim repayment from the manufacturer. Pursuant to the PRC Tort Law, where personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation or funeral, as well as death compensation if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights.

Patent Law

The National People’s Congress adopted the Patent Law of the PRC in 1984, and amended it in 1992, 2000 and 2008, respectively, or the Patent Law. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

According to the Patent Law, an infringer shall be subject to various civil liabilities, which include ceasing the infringement and compensating the actual loss suffered by patent owners. If it is difficult to calculate the actual loss suffered by the patent owner, the illegal income received by the infringer as a result of the infringement, or if it is difficult to calculate the illegal income, a reasonable amount calculated with reference to the patent royalties, shall be deemed as the actual loss. If damages cannot be established by any of the above methods, the court can decide the amount of the actual loss up to RMB1,000,000. In addition, an infringer who counterfeits patents of third parties shall be subject to administrative penalties or criminal liabilities, if applicable.

Copyright Law

The Copyright Law of the PRC was adopted in 1990 and amended in 2001 and 2010 to widen the scope of works eligible for copyright protection. In addition, the China Copyright Protection Center administers a voluntary registration system.

Trademark Law

Registered trademarks are protected under the Trademark Law of the PRC adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008, respectively; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investment, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, the SAFE and the PRC National Reform and Development Commission.

We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company, or the offshore SPV, for the purpose of financing the offshore SPV with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in such offshore SPV upon either (1) the injection of equity interests or assets of an onshore enterprise to such offshore SPV or (2) the completion of any overseas fund raising by such offshore SPV; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of such offshore SPV and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore SPVs that have made onshore investments in the PRC before the issuance of Notice 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Notice 75, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise the beneficial owners of offshore SPVs who are PRC residents to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Notice 75 may impose restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

All of our beneficial owners whose identities and addresses we know and who are subject to the Circular No. 75 in the PRC have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and all of our beneficial owners who are PRC residents may not continue to comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our beneficial owners who are PRC residents to make any required registrations or comply with other requirements under Notice 75 and other related rules may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to expand our international operations. However, we anticipate that our international distributors will bear primarily all the startup capital and working capital costs for our international expansion with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will materially adversely affect our ability to expand our international operations.

Regulations on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for the Administration of Individual Foreign Exchange. On January 5, 2007, the SAFE issued the Implementation Regulations of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock holding plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE issued the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. We and our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans are subject to the Stock Option Rule, see “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.” We have completed such approval from the local SAFE and are making periodic filing with the local SAFE in accordance with the Individual Foreign Exchange Rule and the Stock Option Rule. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule in the future, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.”

In addition, the State Administration for Taxation has issued certain circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

Our PRC subsidiaries, Changzhou Kanghui and Beijing Libeier, are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Each of Changzhou Kanghui and Beijing Libeier has complied with the 10% set-aside requirement to date, and each company’s cumulative total reserve funds do not exceed 50% of its registered capital.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% enterprise income tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower tax rate. See “Taxation.”

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of a PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel advises us that there is uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC, or other PRC regulatory agencies, determines that CSRC approval was required for our initial public offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

In addition, if the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our ADSs. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NYSE could have a material adverse effect on our business, results of operations and reputation and the trading price of our ADSs.”

C. Organizational Structure

We are a Cayman Islands holding company incorporated on April 19, 2006 and conduct substantially all of our business through our two wholly owned subsidiaries in China, Changzhou Kanghui and Beijing Libeier.

We commenced our operations in 1997 through Changzhou Kanghui, which was then owned by several individuals and engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China and selected international markets. In connection with our first private offshore financing, we established China Kanghui, a Cayman Islands company, in 2006 and all the then-existing shareholders of Changzhou Kanghui became shareholders of China Kanghui and sold their equity interest in Changzhou Kanghui to China Kanghui. As a result, China Kanghui became our ultimate holding company and Changzhou Kanghui became a wholly owned subsidiary of China Kanghui. We completed the contribution for capital increase of Changzhou Kanghui in September 2010, pursuant to which the registered capital of Changzhou had been increased to RMB407.3 million.

On July 31, 2008, we acquired 100% of the equity interest in Beijing Libeier for total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010). Beijing Libeier is also engaged in the business of developing, manufacturing and marketing orthopedic implants and associated instruments in China. As a result, Beijing Libeier became a wholly owned subsidiary of China Kanghui. We completed the contribution for capital increase of Beijing Libeier in December 2010, pursuant to which the registered capital of Beijing Libeier had been increased to RMB30.0 million.

On July 31, 2009, we established another subsidiary, Shanghai Zhikang, which is wholly owned by Changzhou Kanghui and is expected to engage in the distribution of orthopedic products of third parties. As of the date of this annual report, Shanghai Zhikang had no material business operations.

On January 31, 2011, TGM Medical, Inc. was established in the state of Delaware of the United States and later on became our wholly-owned subsidiary in February 2011, as part of our strategy to expand our business. As of the date of this Form 20-F, TGM Medical, Inc. does not have any operation.

On March 23, 2011, we acquired 60% of the equity interest in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a provider of approved hip and knee systems in China. Pursuant to the share purchase agreement, we have the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the conditions set out in the agreement.

Our Corporate Structure

The following diagram illustrates our corporate structure as at March 31, 2011:

D. Property, Plant and Equipment

We maintain our headquarters at No 1-8, Tianshan Road, Xinbei District, Changzhou, Jiangsu, 213022, People’s Republic of China. Our headquarters, also the site of our primary manufacturing and research and development facility in Changzhou, occupies 14,779 square meters, of which we own 12,779 and we lease 2,000 square meters from a third party. In addition, we commenced construction in mid-2010 on a project to expand the manufacturing capacity and research and development facilities of our Changzhou facility. Construction is scheduled to be completed by the end of 2011. We also lease office space, manufacturing facilities and research and development facilities in Beijing, which occupy approximately 3,398 square meters. See Item 3.D, “Risk Factors—Risks Relating to Our Business—We are operating a significant portion of our manufacturing activities on leased premises. If any of these leases is terminated, suspended or cannot be renewed, or if we are required to vacate the leased premises for any reason, our business may be materially and adversely affected.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. For more information regarding forward-looking statements, see “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating results

Overview

We are a leading domestic developer, manufacturer and marketer of orthopedic implant products in China as measured by 2009 sales, according to Frost & Sullivan. We sell two primary lines of proprietary orthopedic implant products, trauma and spine, with 36 product series covering a wide array of orthopedic implants and associated instruments. Sales of our proprietary products accounted for 94.3%, 88.7%, and 91.6% of our net revenue in 2008, 2009, and 2010, respectively. As a percentage of our net revenue generated from our proprietary products, sales of our trauma and spine products accounted for approximately 69.8% and 30.2%, respectively, in 2008, 69.4% and 30.6%, respectively, in 2009, and 69.5% and 30.5%, respectively, in 2010. Since 2008, we have developed and brought to market twelve new products (six trauma products and six spine products) and we plan to develop and launch four new products by the end of 2011.

As is typical for the medical device market in China, we sell our orthopedic implant products to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. As of March 31, 2011, we had a domestic network of 269 distributors for our products covering 30 of the 31 provinces, municipalities and autonomous regions in China. As of March 31, 2011, internationally, we had a network of 38 distributors that sell our products in 28 countries across Asia, Europe, South America and Africa.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Sales of our OEM products accounted for 5.7%, 11.3%, and 8.4% of our net revenue in 2008, 2009, and 2010, respectively.

Domestic sales of our proprietary products accounted for 76.6%, 76.5% and 75.2% of our net revenue in 2008, 2009, and 2010, respectively. International sales of our proprietary products accounted for 17.7%, 12.2%, and 16.4% of our net revenue in 2008, 2009, and 2010, respectively. Our net revenue increased by 32.0% from RMB139.6 million in 2008 to RMB184.3 million in 2009, and increased by 31.7% from RMB184.3 million in 2009 to RMB242.7 million in 2010. Our net income increased by 25.0% from RMB60.0 million in 2008 to RMB75.0 million in 2009, and increased by 32.9% from RMB75.0 million in 2009 to RMB99.7 million in 2010.

Our net revenue and net income in 2008 on a pro forma basis, which gives effect to our July 31, 2008 acquisition of Beijing Libeier as if it had been completed on January 1, 2008, were RMB158.5 million and RMB68.4 million, respectively. As a result of our acquisition of Beijing Libeier on July 31, 2008, Beijing Libeier became our consolidated subsidiary, and its results of operations from July 31, 2008 have been consolidated in our results of operations. As a result, our results of operations for the year ended December 31, 2008 are not necessarily comparable to our results of operations for the years ended December 31, 2009 or December 31, 2010.

Factors Affecting Our Results of Operations

In addition to general industry, macro-economic and regulatory factors, our financial performance and results of operations are affected by company-specific factors. We believe that the most significant of these factors are:

Our Ability to Develop and Successfully Market New Products

Our ability to develop and successfully market new products is one of the most important factors affecting our results of operations and financial condition. Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new products that our customers’ demand. Although our products typically have a long lifespan, new products are expected to continue to significantly influence our net revenue and gross margins. It typically takes from three to six months for our new products to gain market acceptance. We intend to expand our product portfolio by strengthening our research and development of new or enhanced products, product line extensions and improvements to our existing products. Furthermore, new products with enhanced functionality, in particular our spine products, generally enable us to generate improved gross margins. See “—Product Mix” below.

Since 2008, we have launched twelve new products (six trauma products and six spine products), and we expect to maintain a similar pace of development with four more new products expected to be launched by the end of 2011. Moving forward, we will target our product development efforts on increasing our portfolio of spine implant products, expanding the scope of our product offerings for China’s Top Tier hospitals and expanding our product lines to include joint implant products. Our new products collectively accounted for 11.6% and 25.9 % of our net revenue in 2009 and 2010, respectively.

Our Ability to Expand and Manage Our Network of Distributors in China and Overseas

We depend on distributors for a substantial portion of our net revenue. Our network of distributors for our products in China grew from 231 distributors in 2008 to 269 domestic distributors as of March 31, 2011. As of December 31, 2010, internationally, we had a network of 38 distributors selling our products in 28 countries across Asia, Europe, South America and Africa. Our ability to continue to grow depends on adding new domestic and international distributors and entering selected new markets and further penetrating existing markets. In 2011, we intend to expand our sales in Brazil, India, Colombia and Venezuela, although we do not expect to derive material net revenue from these markets in the foreseeable future.

Competition among Orthopedic Implant Manufacturers in China

The orthopedic implant market is increasingly competitive in China and worldwide and we expect competition to intensify. Across all product lines and product types, we face direct competition both in China and internationally. In addition, we face competition from leading international orthopedic implant manufacturers that have established production facilities in China, or entered into cooperative business arrangements with Chinese manufacturers, we may face increasing competition from such companies. In the international market, we also face competition from local companies in the markets in which we sell our products or desire to sell our products. In some emerging markets, larger competitors have established sizable local businesses or acquired local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure. We compete based on factors such as price, value, customer support, brand recognition, reputation, product functionality and design, reliability and quality. Our ability to continue to compete on these factors, and in particular to offer high-quality products at competitive prices, remains a critical element to our success.

Product Mix

The mix of our products affects our results of operations. Because our spine products generally have a higher gross margins than our trauma products, and the majority of our new product launches planned by the end of 2011 are spine products, we expect that these new product launches will help support our gross margins in the near term, although we expect that the majority of our sales in each period will continue to come from our existing products, which have the greatest impact on our gross margins in any given period. However, we may have certain new product launches where gross margins may be lower than our existing products, and we may experience margin erosion from our other existing products generally due to product lifecycle trends, which we expect may partially offset the positive effects of higher margin new product launches. Thus, we expect that our portfolio of existing and planned new products should enable us to maintain a stable gross margin over time.

Pricing

Our pricing in China is influenced by competitive bidding and tenders run by government bidding agents to procure large-volume purchase contracts on an annual or biannual basis, as well as by competition from our domestic and international competitors. In China, more and more centralized government procurements involve a tender process organized by the government or hospitals, which has resulted in greater pricing pressure. In addition, pass-through reimbursement policies, where implants may in some cases not be reimbursed separately from implantation surgeries, may exert downward pressure on prices. On an individual product series basis, we have in some cases experienced a reduction in selling prices over time. However, primarily because of our new product introductions from our pipeline, the average selling price within our trauma and spine functional product groups remains relatively stable. We typically price our products lower than leading global orthopedic implant manufacturers, taking into account the prices of competing products and our gross margins.

Seasonality

Our quarterly revenue and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. We typically have lower sales during the first quarter of each year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday, when generally fewer surgical operations are performed. Our relatively stronger performance in the fourth quarter has been largely due to the increasing demand for surgical operations from weather-related accidents.

Fluctuations in the Cost of Raw Materials

Our key raw materials, titanium and titanium alloy, have been susceptible to fluctuations in price and availability. We generally are unable to pass along increases in raw materials costs to our customers, and therefore significant fluctuations in raw material prices can directly impact our gross profits and margins. We attempt to offset raw material price increases by sourcing large quantities of raw materials to achieve economies of scale, opportunistically sourcing raw materials when prices are low, reducing raw material and component consumption per unit through research and development and by focusing on suppliers within close proximity to our facilities.

Expansion of our Manufacturing Capacity

Our manufacturing capacity affects our results of operations. We have significantly expanded our production facilities over time. Since inception in 1997, when our production facilities occupied approximately 320 square meters, our production facilities grew to approximately 20,092 square meters as of March 31, 2011. We need to expand our manufacturing capacity over time to satisfy increased demand for our products. The expansion of manufacturing capacity requires time to (i) construct the facilities, (ii) obtain the necessary permits and certifications for operations, and (iii) recruit and train the new employees for the new manufacturing facility. We are currently planning to increase our capacity substantially, including new manufacturing facilities in Changzhou and Beijing. Our new facility in Changzhou commenced construction in mid-2010 and is expected to complete construction by the end of 2011. Our new facility in Beijing is under construction and is expected to be leased to us by a related party upon its completion in the second half of 2011.

Financial Impact of Our Acquisition of Beijing Libeier

On July 31, 2008, we acquired Beijing Libeier for total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010) in exchange for 100% of the equity interests of Beijing Libeier. We acquired Beijing Libeier to complement our existing network of distributors, the manufacturing and sales of orthopedic implants and our research and development capabilities. The results of Beijing Libeier’s operations have been included in our consolidated financial statements commencing on July 31, 2008.

The purchase price allocation for the acquisition is primarily based on valuations determined by us with the assistance of an independent third-party valuation consultant. The total consideration was more than the fair value of the net tangible and identifiable intangible assets that led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value on the acquisition date, including the amount due upon resolution of the contingent consideration, as follows:

RMB
(in thousands)
Goodwill	131,527
Current assets	24,571
Property, plant and equipment	4,105
Intangible assets	55,261
Deferred tax assets, non-current	109
Deposit for non-current assets	675
Uncertain tax positions	(1,894)
Current liabilities	(17,837)
Deferred tax liabilities, non-current	(13,815)

Total consideration	182,702
Consideration paid in 2008	(148,500)

Earn-out payment paid in 2010(1)	34,202

(1)	Pursuant to the acquisition agreement dated April 29, 2008, we were obligated to make total earn-out payments of RMB33.7 million to Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, based on the achievement of certain performance-based targets in 2008 and 2009. Mr. Qian Guo and Ms. Hongxin Nie were the two shareholders of Beijing Libeier prior to the acquisition. These payments became due once the audited financial statements for 2008 and 2009 became available. In April and June of 2010, we entered into supplemental agreements with each of Mr. Qian Guo and Ms. Hongxin Nie, whereby we agreed to give them an additional RMB541,900, in the aggregate, as interest on the late payment of the earn-out due to completion of the audit later than we originally expected. As a result, the total earn-out payments were increased to RMB34.2 million from RMB33.7 million. We made these payments in full in June 2010.

In connection with our acquisition of Beijing Libeier, our intangible amortization expenses were approximately RMB1.6 million, RMB3.5 million, and RMB3.6 million (US$0.5 million)) in 2008, 2009, and 2010, respectively. Our estimated annual amortization expenses for our intangible assets for each of the five succeeding years are as follows:

	RMB	US$
	(in thousands)
2011	3,593	544
2012	3,335	505
2013	2,891	438
2014	2,884	437
2015	2,884	437

	15,587	2,361

Description of Certain Statement of Operations Items

Net Revenue

Our net revenue represents our total revenue from operations, less value-added taxes and related surcharges. We derive our net revenue from sales of our proprietary products and sales of implant components and instruments to OEMs. We sell our proprietary products through a network of distributors.

We sell two lines of proprietary orthopedic implant products, trauma and spine, with more than 36 product series covering a wide array of orthopedic implants and associated instruments. Sales of our trauma and spine products accounted for approximately 69.8% and 30.2%, respectively, of our net revenue generated from our proprietary products in 2008, 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, and for 69.5% and 30.5%, respectively, of our net revenue generated from our proprietary products in 2010. We derive a significant portion of our net revenue from a limited number of products. Our most significant products both in China and internationally have consistently been our internal fixation system trauma products, which collectively accounted for 64.9%, 57.4% and 62.4% of our net revenue in 2008, 2009 and 2010, respectively.

In addition to selling our proprietary products, we also manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. In each of 2008, 2009, and 2010, we had eight, eight and eleven OEM customers. OEM sales accounted for 5.7%, 11.3%, and 8.4% of our net revenue in 2008, 2009, and 2010, respectively.

We generate a substantial portion of our revenue from sales to a limited number of distributors. Our top five distributors accounted for 21.0%, 16.8%, and 21.0% of our net revenue in 2008, 2009, and 2010, respectively. Our largest distributor accounted for 5.8%, 6.9%, and 9.1% of our net revenue in 2008, 2009, and 2010, respectively.

Because the average selling prices of our products remain relatively stable from year to year, most of our net revenue growth is a result of increased sales volume across our product portfolio. Although we apply the same selling prices of our products to all domestic distributors, we offer sales incentives to distributors that meet or exceed certain annual performance and payment targets.

We permit returns of our products by our distributors on a case-by-case basis and returns have historically ranged from 3% to 5% of our net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. We are able to estimate returns based on a sufficiently long period of returns experience from our distributors over our operating history. We record estimated returns as a reduction of net revenue in the same period revenue is recognized and provide an accrual for such returns in our consolidated financial statements. The table below presents the activity in the sales return accrual for 2008, 2009, and 2010:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	9,203	5,189	5,023	761
Addition from acquisition of Beijing Libeier	927	—	—	—
Provision for the period	3,784	5,739	4,346	659
Returns during the period	(8,725)	(5,905)	(3,140)	(476)

Balance at the end of the period	5,189	5,023	6,229	944

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue primarily consists of raw materials, direct labor costs, manufacturing overhead and depreciation.

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from approximately 20 suppliers at prevailing market prices. We generally enter into annual framework contracts with our suppliers and make actual purchases using purchase orders. The raw materials that we purchased from our top five suppliers accounted for 65.8%, 60.5%, and 54.1%of our total raw materials costs in 2008, 2009, and 2010, respectively. Some raw materials and components, especially titanium and titanium alloy, have historically been and are expected to continue to be susceptible to fluctuations in price and availability.

Our cost of revenue initially tends to be higher when a new product is first introduced due to start-up costs associated with manufacturing a new product. As production volumes increase, we typically improve our manufacturing and operational efficiency. We have a relatively low cost base compared to medical device companies in more developed countries because we manufacture all of our products in China and benefit from lower labor and other operating costs. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in our manufacturing processes. As we focus on new and more advanced products, we may find it necessary to use higher-cost raw materials and components. We plan to mitigate future increases in raw material and component costs by continuing to improve our manufacturing and operational efficiencies.

Gross profit is equal to net revenue less cost of revenue. Gross margin is equal to gross profit divided by net revenue. Our gross margins in 2008, 2009, and 2010 were 64.6%, 70.3%, and 70.6%, respectively. Our gross margins are primarily impacted by changes in product sales mix and the various factors that affect our cost of revenue, as discussed above. As our new products gain market acceptance, our new products generally have higher gross margins than our other products. In addition, our spine products, which are a key focus of our product development strategy, generally have higher gross margins than our trauma products. Therefore, our gross margin for a period is affected by the proportion of sales of our higher gross margin products compared to sales of our lower gross margin products. In addition, as discussed above, our gross margin is affected by fluctuations in our raw material costs, principally titanium and titanium alloy, as well as our ability to improve our manufacturing efficiency and respond to pricing pressures from government bidding and tender processes in our industry.

We offer sales incentives to certain domestic distributors at a percentage of the annual sales revenue earned from distributors based on achieving purchase and payment targets established on an annual basis. We estimate our obligations under such agreements based on an evaluation of the likelihood of the distributors’ achievement of the purchase and payment targets, giving consideration to the actual purchase and payment activity during the incentive period and, as appropriate, evaluation of distributors’ purchase and payment trends and history. The sales incentives are in the form of credits that can be applied to future purchases. The sales incentives are determined after the completion of the incentive period of one year, and can be applied to future purchases in the subsequent year. We provide an accrual for estimated amounts due and recognize the incentives as a reduction of revenue.

Our cost of revenue also includes an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “Share-based Compensation” below.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development costs.

Selling Expenses.     Selling expenses consist primarily of (i) compensation and benefits for our sales and marketing staff, (ii) expenses for trade shows, conference sponsorships, advertising and other marketing, and (iii) shipping expenses. We expect our selling expenses to increase in the future, in line with the expansion of our network of both domestic and international distributors as well as increased investment in marketing activities. Similar to most China-based medical device manufacturers, we primarily sell our products to distributors. Consequently, our sales and marketing expenses as a percentage of net revenue are significantly lower than global manufacturers of medical devices that primarily sell their products directly to hospitals. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our selling expenses.

General and Administrative Expenses.     General and administrative expenses consist primarily of (i) salaries and benefits for our general management, finance and administrative personnel, (ii) professional advisory fees, (iii) depreciation and amortization of equipment and facilities used for administrative purposes, and (iv) other expenses incurred in connection with general corporate purposes. We expect that most components of our general and administrative expenses will increase as our business grows and as we incur increased costs related to being a public company. However, as a percentage of net revenue, we generally expect that general and administrative expenses will remain relatively stable in the near term as we increase the scale of our business.

Research and Development Costs.     Research and development costs consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expense related to equipment used for research and development activities, and other relevant costs. We expect our research and development costs to increase as we continue to develop and commercialize new and enhanced products.

Our selling expenses, general and administrative expenses, and research and development costs also include an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Share-based Compensation” below.

Interest Income

Interest income consists of income earned on cash and cash equivalents.

Government Grants

Government grants primarily consist of government grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have fluctuated significantly. While we intend to continue to apply for government subsidies and government incentives in the future, there can be no guarantee that we will receive any such subsidies and incentives.

Government grants are recognized when it is probable that we will comply with the conditions attached to them, and the grants are received. If the grant is related to an expense item, it is recognized in our statement of operations over the period as a reduction to the related operating expense to match the grant to the costs that it is intended to compensate. If the grant is related to an asset, it is recognized as deferred government grants and is recognized to the statement of operations in equal amounts over the expected useful life of the related asset, if operational, as a reduction of the related depreciation expense. Government grants that are received on an unsolicited and unconditional basis to support the growth of our company and do not relate to our operating activities are classified as non-operating income upon receipt.

Other Income/Expenses

Other income consists primarily of rental income, investment income, resales of unused raw materials and sales of scrap. Other expenses consist primarily of the costs of resales of unused raw materials.

Share-based Compensation

We have adopted a 2006 Share Incentive Plan, or the 2006 Plan, a 2008 Share Incentive Plan, or the 2008 Plan, a 2009 Share Incentive Plan, or the 2009 Plan and a 2010 Share Incentive Plan, or the 2010 Plan. Our board of directors and shareholders approved our 2006 Plan on July 31, 2006, under which a total of 12,509,570 ordinary shares have been reserved and available for issuance. As of December 31, 2010, we have granted options to purchase 12,509,570 of our ordinary shares at an exercise price of US$0.3201 per share under our 2006 Plan. On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares have been reserved for issuance. As of the December 31, 2010, we have granted options to purchase 4,284,060 (37,000 of which were later forfeited) and 315,050 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2008 Plan. On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares have been reserved for issuance. As of December 31, 2010, we have granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2009 Plan. On July 16, 2010, our board of directors and shareholders approved the 2010 Plan, under which a total of 4,067,169 ordinary shares have been reserved for issuance. As of March 31, 2011, we have granted options to purchase 180,000 and 2,060,000 of our ordinary shares at an exercise price of US$2.3333 and US$2.5733, respectively, per share under our 2010 Plan.

We account for employee share-based compensation charges based on the fair value of share option grants at the date of grant, and we record employee share-based compensation charges over the period in which the recipient is required to provide service in exchange for the equity award.

We incurred employee share-based compensation charges in 2008 totaling RMB5.1 million, in 2009 totaling RMB10.3 million, and in 2010 totaling RMB8.0 million (US$1.2 million). Based on existing option grants as of December 31, 2010, we expect to incur employee share-based compensation charges in 2011, 2012, 2013 and 2014 in the amounts of RMB6.4 million, RMB4.6 million, RMB3.0 million and RMB2.4 million. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods. The table below shows the effect of the 2008, 2009 and 2010 share-based compensation charges on our operating expense line items:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Employee Share-based Compensation Charges Related to:
Cost of revenue	167	205	191	29
Selling expenses	320	414	455	69
General and administrative expenses	4,506	9,519	7,158	1,084
Research and development costs	128	170	191	29

Total	5,121	10,308	7,995	1,211

Taxes and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

China

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% state and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatment according to local policy. In 2006, Changzhou Kanghui was granted a five-year tax holiday, commencing from 2006, entitling it to a two-year enterprise income tax exemption followed by a three-year reduced enterprise income tax rate of 50% of the applicable enterprise income tax rate.

The New EIT Law in the PRC was enacted in March 2007 and became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. However, the New EIT Law also permits certain enterprises to continue to enjoy their preferential tax treatments, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the New EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. The New EIT Law and its implementing rules also permit qualified HNTEs to enjoy a reduced 15% enterprise income tax rate.

Changzhou Kanghui, an enterprise established before March 16, 2007, is entitled to the exemption of enterprise income tax in 2006 and 2007, as well as a 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. During 2008, Changzhou Kanghui obtained an HNTE certificate with a valid period of three years, from 2008 to 2010, and therefore is eligible for a preferential tax rate of 15% according to the New EIT Law until the end of 2010. Accordingly, Changzhou Kanghui enjoyed a reduced tax rate of 12.5% for the years ended December 31, 2008, 2009 and 2010. In 2008, Beijing Libeier also obtained an HNTE certificate with a valid period of three years, from 2008 to 2010. Accordingly, Beijing Libeier enjoyed a reduced enterprise income rate of 15% for the years ended December 31, 2008, 2009 and 2010. In order to continue to avail ourselves of the preferential tax rate of 15%, both Changzhou Kanghui and Beijing Libeier will be required to renew their respective HNTE certificates. Both Changzhou Kanghui and Beijing Libeier have applied for an additional three-year extension as an HNTE from 2011 to 2013 and the applications are pending approval. Beijing Wei Rui Li is not an HNTE.

Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to us would be subject to PRC enterprise income tax. The current enterprise income tax rate is 10%.

We recorded uncertain tax positions of RMB14.7 million, RMB12.3 million, and RMB7.6 million (US$1.2 million) in 2008, 2009 and 2010, respectively, which was included in the account “uncertain tax positions.” The amount of uncertain tax positions may change in the next twelve months. However, we cannot estimate of the range of the possible change at this time.

During the years ended December 31, 2008, 2009 and 2010, we reversed RMB3.9 million, RMB3.7 million, and RMB6.2 million (US$0.9 million), respectively, in income tax expenses for uncertain tax positions and related interest.

Aggregate undistributed earnings of our subsidiaries located in the PRC that are available for distribution at December 31, 2009 are considered to be indefinitely reinvested under ASC topic 740 Income Taxes-Other Considerations or Special Areas, and, accordingly, no provision has been made for taxes that would be payable upon the distribution of those amounts to any entity within our company outside the PRC. Unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries were not recorded because the determination of that amount is not practicable.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our net revenue for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008		2009		2010
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
Net revenue	139,646	100.0	184,331	100.0	242,754	36,781	100.0%
Cost of revenue	(49,401)	(35.4)	(54,719)	(29.7)	(71,307)	(10,804)	(29.4%)

Gross profit	90,245	64.6	129,612	70.3	171,447	25,977	70.6%

Operating expenses:
Selling expenses	(12,962)	(9.3)	(23,246)	(12.6)	(28,230)	(4,277)	(11.6%)
General and administrative expenses	(14,955)	(10.7)	(25,615)	(13.9)	(29,765)	(4,510)	(12.3%)
Research and development costs	(2,679)	(1.9)	(3,876)	(2.1)	(5,483)	(831)	(2.2%)

Operating income	59,649	42.7	76,875	41.7	107,969	16,359	44.5%
Interest income	3,652	2.6	974	0.5	2,915	442	1.2%
Government grants	1,348	1.0	9,807	5.3	3,490	529	1.4%
Other income	459	0.3	318	0.2	569	86	0.2%
Other expenses	(605)	(0.4)	(337)	(0.2)	(735)	(112)	(0.3%)
Foreign exchange loss	(731)	(0.5)	(286)	(0.2)	(7,340)	(1,112)	(3.0%)

Income before income taxes	63,772	45.7	87,351	47.3	106,868	16,192	44.0%
Income tax expense	(3,796)	(2.7)	(12,384)	(6.7)	(7,161)	(1,085)	(2.9%)

Net income	59,976	43.0	74,967	40.6	99,707	15,107	41.1%

As a result of our acquisition of Beijing Libeier on July 31, 2008, Beijing Libeier became our consolidated subsidiary and its results of operations from July 31, 2008 have been consolidated in our results of operations. As a result, our results of operations for the year ended December 31, 2008 are not necessarily comparable to our results of operations for the years ended December 31, 2009 and December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenue

Our net revenue increased by 31.7% to RMB242.7 million (US$36.8 million) in 2010 from RMB184.3 million in 2009. This increase primarily resulted from organic growth as a result of:

•	increased sales volume across our product portfolio, while our average selling prices remained relatively stable; and

•	a substantial increase in our international revenue.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth from 2009 to 2010. Net revenue from our trauma products increased by 36.0% to RMB154.2 million (US$23.4 million) in 2010 from RMB113.4 million in 2009, primarily as a result of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010. Net revenue from our spine products increased by 36.4% to RMB68.2 million (US$10.3 million) in 2010 from RMB50.0 million in 2009, primarily as a result of increased sales of our key spine product series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.6%, 4.4% and 5.0%, respectively, of our net revenue in 2010.

Our sales to OEM customers decreased by 2.9% to RMB20.3 million (US$3.1 million) in 2010 from RMB20.9 million in 2009, primarily because our Japanese OEM customer maintained higher level of inventory in 2009, which led to a decrease in our sales volume to such customer in 2010. In each of 2009 and 2010, we had eight and eleven OEM customers, which accounted for 11.3% and 8.4%, respectively, of our net revenue in those years.

Domestic sales of our proprietary products increased to RMB182.5 million (US$27.7 million) in 2010 from RMB140.9 million in 2009, reflecting primarily increased sales generated from our products to new and existing customers. Domestic sales of our proprietary products accounted for 76.5% and 75.2% of our net revenue in 2009 and 2010, respectively. International sales of our proprietary products increased to RMB39.9 million (US$6.0 million) in 2010 from RMB22.5 million in 2009, reflecting the economic recovery in key international markets and our entry into new international markets, with sales increasing from 23 countries in 2009 to 27 countries in 2010. International sales of our proprietary products accounted for 12.2% and 16.4% of our net revenue in 2009 and 2010, respectively.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 30.3% to RMB71.3 million (US$10.8 million) in 2010 from RMB54.7 million in 2009. Cost of revenue as a percentage of our net revenue decreased to 29.4% in 2010 from 29.7% in 2009. This decrease as a percentage of net revenue is primarily due to a shift in our product mix to higher margin products and a shift in our country mix in relation to our international sales.

As a result of the foregoing, our gross profit increased by 32.3% to RMB171.4 million (US$26.0 million) in 2010 from RMB129.6 million in 2009, and our gross margin increased to 70.6% in 2010 from 70.3% in 2009.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development costs. Our operating expenses increased by 20.5%, to RMB63.5 million (US$9.6 million) in 2010 from RMB52.7 million in 2009.

Selling Expenses.     Our selling expenses increased by 21.6% to RMB28.2 million (US$4.3 million) in 2010 from RMB23.2 million in 2009. Of these increases, RMB0.3 million were attributable to increases in sales team headcount and salaries, and RMB4.3 million were attributable to increases in marketing expenses. As a percentage of net revenue, selling expenses decreased to 11.6% in 2010 from 12.6% in 2009.

General and Administrative Expenses.     Our general and administrative expenses increased by 16.4% to RMB29.8 million (US$4.5 million) in 2010 from RMB25.6 million in 2009. Of this increase, RMB1.4 million were due to salary increases, RMB1.0 million were due to audit fee for 2010 annual audit, RMB0.7 million were due to bad provision for doubtful accounts, RMB0.8 million were due to increases in travel expenses, RMB0.5 million were due to increase in intangible assets amortization relating to land parcel in Changzhou, RMB0.5 million were due to D&O insurance expenses and RMB 1.0 million were due to other miscellaneous expenses in administrative departments. In addition, expenses associated with our share incentive plans decreased RMB2.3 million in 2010. As a percentage of our net revenue, our general and administrative expenses decreased to 12.3% in 2010 from 13.9% in 2009.

Research and Development Costs.     Our research and development costs increased by 41.0% to RMB5.5 million (US$0.8 million) in 2010 from RMB3.9 million in 2009. This increase was primarily attributable to more investment in researching and developing new products, partially offset by approximately RMB0.7 million of government grants that subsidized the research and development activities and were recorded as a reduction of the related research and development expenses. As a percentage of net revenue, research and development costs increased to 2.2% in 2010 from 2.1% in 2009.

Interest Income

Our interest income increased by 190% to RMB2.9 million (US$0.4 million) in 2010 from RMB1.0 million in 2009. This increase was due primarily to an increase in our cash balances as a result of the initial public offering financing on August 16, 2010 with a total proceeds of RMB 386.0 million.

Government Grants

Our government grants decreased to RMB3.5 million (US$0.5 million) in 2010 from RMB9.8 million in 2009. This decrease was primarily due to receipt of less government grants in 2010.

Other Income

Our other income increased by 100.0% to RMB0.6 million (US$0.1 million) in 2010 from RMB0.3 million in 2009. This increase was due primarily to our resale of unused raw materials in 2010.

Other Expenses

Our other expenses increased by 133.3% to RMB0.7 million (US$0.1 million) in 2010 from RMB0.3 million in 2009. This increase was due primarily to an increase in the costs of resale of unused raw materials.

Income Tax Expense

Our income tax expense decreased by 41.9% to RMB7.2 million (US$1.1 million) in 2010 from RMB12.4 million in 2009, and our effective income tax rate decreased to 3.0% in 2010 from 14.2% in 2009. These decreases were due primarily to a RMB2.5 million increase in an income tax benefit related to the reversal of income tax expenses for uncertain tax positions and related interests. Moreover, in the fourth quarter of 2009, we underwent a capital increase through appropriation of undistributed earnings and therefore had a RMB4.3 million tax obligation that led to higher income tax expenses in 2009.

Net Income

As a result of the foregoing, our net income was RMB99.7 million (US$15.1 million) in 2010, representing 41.1% of our net revenue, compared to RMB75.0 million in 2009, representing 40.6% of our net revenue.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue

Our net revenue increased by 32.0% to RMB184.3 million in 2009 from RMB139.6 million in 2008. This increase primarily resulted from our acquisition and integration of Beijing Libeier and organic growth as a result of:

•	increased sales volume across our product portfolio, while our average selling prices remained relatively stable;

•	the introduction of new products, such as NeoGen Nail nailing systems; and

•	a substantial increase in our OEM revenue.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth from 2008 to 2009. Net revenue from our trauma products increased by 23.4% to RMB113.4 million in 2009 from RMB91.9 million in 2008, primarily as a result of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009. Net revenue from our spine products increased by 25.9% to RMB50.1 million in 2009 from RMB39.8 million in 2008, primarily as a result of increased sales of our key spine product series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.2%, 4.6% and 4.5%, respectively, of our net revenue in 2009.

Our sales to OEM customers increased to RMB20.9 million in 2009 from RMB8.0 million in 2008, primarily as a result of a RMB9.6 million increase in revenue from one OEM customer. In each of 2008 and 2009, we had eight OEM customers, which accounted for 5.7% and 11.3%, respectively, of our net revenue in those years.

Domestic sales of our proprietary products increased to RMB140.9 million in 2009 from RMB107.0 million in 2008, reflecting primarily our acquisition of Beijing Libeier and increased sales generated from our products to new and existing customers. Domestic sales of our proprietary products accounted for 76.6%, and 76.5% of our net revenue in 2008, and 2009 respectively. International sales of our proprietary products decreased to RMB22.5 million in 2009 from RMB24.7 million in 2008, reflecting the economic slowdown in key international markets, which was offset by our entry into new international markets, with sales increasing from 17 countries in 2008 to 23 countries in 2009. International sales of our proprietary products accounted for 17.7%, and 12.2% of our net revenue in 2008 and 2009 respectively.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 10.7% to RMB54.7 million in 2009 from RMB49.4 million in 2008. Cost of revenue as a percentage of our net revenue decreased to 29.7% in 2009 from 35.4% in 2008. This decrease as a percentage of net revenue is primarily due to a shift in our product mix to higher margin products, principally as a result of our acquisition of Beijing Libeier, which has historically benefited from higher margins on its products as a result of its higher utilization rate and other manufacturing and operational efficiencies, as well as other factors including (i) cost savings from our research and development efforts, which enabled us to begin producing on a cost-effective basis more component parts for our products in-house and (ii) lower raw material costs, principally titanium and titanium alloy.

As a result of the foregoing, our gross profit increased by 43.7% to RMB129.6 million in 2009 from RMB90.2 million in 2008, and our gross margin increased to 70.3% in 2009 from 64.6% in 2008.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development costs. Our operating expenses increased by 72.2%, to RMB52.7 million in 2009 from RMB30.6 million in 2008.

Selling Expenses.    Our selling expenses increased by 78.5%, to RMB23.2 million in 2009 from RMB13.0 million in 2008. Of these increases, RMB1.7 million were attributable to the acquisition of Beijing Libeier, RMB3.6 million were attributable to increases in sales team headcount and salaries, and RMB1.0 million were attributable to increases in marketing expenses. As a percentage of net revenue, selling expenses increased to 12.6% in 2009 from 9.3% in 2008.

General and Administrative Expenses.    Our general and administrative expenses increased by 70.7%, to RMB25.6 million in 2009 from RMB15.0 million in 2008. Of this increase, RMB1.2 million were attributable to the acquisition of Beijing Libeier, RMB3.2 million were due to salary increases and RMB0.8 million were due to increases in travel expenses. In addition, expenses associated with our share incentive plans increased RMB5.0 million in 2009. As a percentage of net revenue, general and administrative expenses increased to 13.9% in 2009 from 10.7% in 2008.

Research and Development Costs.    Our research and development costs increased by 44.4%, to RMB3.9 million in 2009 from RMB2.7 million in 2008. This increase was primarily attributable to our acquisition of Beijing Libeier, which resulted in increases in salaries and related expenses and increases in corporate overhead expenses, as well as investment in research and development in 2009 to set up our Kanghui International Technology Center, partially offset by approximately RMB1.1 million of government grants that subsidized the research and development activities and were recorded as a reduction of the related research and development expenses. As a percentage of net revenue, research and development costs increased to 2.1% in 2009 from 1.9% in 2008.

Interest Income

Our interest income decreased by 73.0% to RMB1.0 million in 2009 from RMB3.7 million in 2008. This decrease was due primarily to a decrease in our cash balances as a result of the acquisition of Beijing Libeier. On July 31, 2008, we acquired Beijing Libeier for total cash consideration of RMB182.7 million, including RMB34.2 million in earn-out payments that we made in June 2010, in exchange for 100% of equity interests in Beijing Libeier.

Government Grants

Our government grants increased substantially to RMB9.8 in 2009 from RMB1.3 million in 2008. This decrease was primarily due to (i) a cash payment in the amount of RMB6.0 million in 2009 from the local Changzhou government related to a local government award for our success in increasing capital investment in Changzhou Kanghui, which capital investment was effected through a reinvestment of Changzhou Kanghui’s undistributed profits, and (ii) a grant in the amount of RMB2.6 million by the Bureau of Finance of Changzhou City, together with the local Financial Affairs Office, to facilitate our IPO process.

Other Income

Our other income decreased by 40.0% to RMB0.3 million in 2009 from RMB0.5 million in 2008. This decrease was due primarily to a decrease in resales of unused raw materials.

Other Expenses

Our other expenses decreased by 50.0% to RMB0.3 million in 2009 from RMB0.6 million in 2008. This decrease was due primarily to an decrease in the cost of resales of unused raw materials.

Income Tax Expense

Our income tax expense increased by 226.3% to RMB12.4 million in 2009 from RMB3.8 million in 2008, and our effective income tax rate increased to 14.2% in 2009 from 6.0% in 2008. These decrease were due primarily to an increase in sales, resulting in greater taxable income, primarily as a result of our acquisition of Beijing Libeier.

Net Income

As a result of the foregoing, our net income was RMB75.0 million in 2009, representing 40.7% of our net revenue, compared to RMB60.0 million in 2008, representing 43.0% of our net revenue.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places significant demands on the judgment of our management.

Revenue Recognition

Revenue arising from sale of goods is recognized when there is persuasive evidence of an arrangement, the selling price is fixed or determinable, collectability is reasonably assured and the delivery of the goods has occurred. The majority of our revenue is derived directly from sales to distributors. We do not join the promotion and marketing activities with our distributors or otherwise assist in completing sales to end customers and payment by distributors is not contingent on resale of product to end customers. Title to goods and risk of loss generally pass when shipped or delivered to the distributors. For certain distributors, cash is collected in advance and recognition of revenue is deferred until goods are shipped or delivered. We permit returns of our products by our distributors on a case-by-case basis, and returns have historically ranged from 3% to 5% of our net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. Because we have a sufficient long period of returns experience from our distributors over our operating history, we believe our evaluation of this historical data enables us to reasonably estimate returns. We record estimated returns as a reduction of net revenue in the same period revenue is recognized and provide an accrual for such returns in our consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

We consider many factors in assessing the collectability of the receivables due from our customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Allowance for doubtful accounts amounted to RMB1.6 million, RMB1.4 million and RMB1.7 million (US$0.3 million) as of December 31, 2008, 2009 and 2010, respectively, representing 3.7%, 3.1%, and 3.0% of our accounts receivable as of those dates. Provisions for bad debt are included in general and administrative expenses in our consolidated statement of operations.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We generally determine fair value by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We did not recognize any impairment of long-lived assets for any of the years presented.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill amounts outstanding at December 31, 2008, 2009, and 2010, were related to our acquisition of Beijing Libeier. In accordance with the provisions of ASC 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if indications of impairment are present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is lower than its carrying value, the difference is recognize and impairment loss. We determined we have one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Intangible Assets

We amortize our intangible assets with definite useful lives over their estimated useful lives using the straight-line method of accounting. We estimate useful lives in order to determine the amount of amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. There has been no change to the estimated useful lives during the period presented. No impairment loss was recognized as of December 31, 2008, 2009 or 2010.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2008, we adopted ASC 740, Income Taxes, which clarified the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income tax expense.

In accordance with ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for uncertain tax positions is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual amounts ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based Compensation

In July 2006, we adopted the 2006 Plan, under which we granted options on July 31, 2006, January 8, 2008 and July 31, 2008. As of March 31, 2011, 12,509,570 options granted to the employees were outstanding.

In January 2008, we adopted the 2008 Plan, under which we made option grants on January 8, 2008, July 31, 2008, April 22, 2009, March 1, 2010 and June 7, 2010. As of March 31, 2011, 4,562,110 options granted to the employees were outstanding.

In April 2009, we adopted the 2009 Plan, under which we made option grants on April 22, 2009 and June 7, 2010. As of March 31, 2011, 322,040 options granted to the employees were outstanding.

In July 2010, we adopted the 2010 Plan, under which we made option grants on February 17, 2011. As of March 31, 2011, 2,240,000 options granted to the employees were outstanding.

We accounted for share options granted to employees under ASC Topic 718, “Compensation—Stock Compensation”.

We determine whether a share option should be classified and accounted for as a liability award or an equity award in accordance with ASC Topic 718. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the straight-line method for share options granted with service conditions that have a graded vesting schedule.

ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. We recorded share-based compensation charges net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We, with the assistance of an independent third-party appraiser, determined the fair value of options granted to our employees. We applied the binomial option pricing model, with the assistance of the appraiser, in determining the fair value of the options granted to employees. This model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rates. We used historical data and future expectation to estimate forfeiture rate. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option was based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant.

We selected four comparable companies, which operate in the same orthopedic implants and surgical instruments industry with similar financial leverage, and each has a long trading history on a major stock exchange. We excluded companies with a short listing histories, as we believe that no reliable risk/return relationship can be derived from such short-term historical price information. In addition, given that the contractual life of our share options is relatively long at eight years, we believe that the long trading history and nature of the business of the four public companies selected make them the appropriate choices when assessing the expected volatility of our stock in valuing our share options. The average volatility of selected comparable listed companies was used as a reference for the expected volatility of entities in this industry. The similarity of business activities was the main selection criteria in identifying comparable companies, as size, financial leverage and stage of lifecycle may vary significantly over time. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

We used the income approach, with the assistance of the appraiser, to assess our equity value at the grant date and each reporting date. Under this method, indications of value have been developed by discounting projected future net cash flows to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital, or WACC, to reflect the risks of the cash flows. As we were a privately held company at the grant date and each reporting date and the discount rate used was based on WACC for publicly traded comparable companies, our equity value was determined to be RMB126.1 million as of July 31, 2006, RMB410.9 million as of January 8, 2008, RMB503.1 million as of July 31, 2008 and RMB613.8 million as of April 22, 2009.

The equity value was allocated between ordinary shares and preferred shares in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. The fair value was allocated between the preferred shares and the ordinary shares based on the probability-weighted average of expected future net cash flows or distributions to shareholders. This also took into consideration each of the possible future events and the rights and preferences of each class of shares.

An option-pricing method is used to allocate the equity value between the preferred shares and ordinary shares under the liquidation and redemption scenarios. Under the option-pricing method, each class of shares is modeled as a series of call options with a distinct claim on our equity value, the value of which is estimated using the binomial model. The characteristics of each class of shares, including liquidation preference and conversion ratio of the preferred shares, determine the claim of the preferred shares on our equity. In applying the option-pricing method to the redemption scenario, non-participation clause beyond the redemption value of the preferred shares are also included. The application of the option-pricing model also involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Furthermore, the volatilities applied in the allocation were based on the historical volatility of the shares of comparable companies.

Options Granted to Employees

We calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	July 31, 2006	January 8, 2008	July 31, 2008	April 22, 2009	March 1, 2010	June 7, 2010
Risk-free interest rate	4.96%	3.70%	3.77%	2.74%	3.39%	3.22%
Dividend yield	—	—	—	—	—	—
Expected volatility range	31.60%	29.61%	28.09%	29.49%	29.25%	27.98%
Sub optimal early exercise factor	1.5-3 times	1.5-3 times	1.5-3 times	1.5-3 times	1.5-2.3 times	1.2-1.8 times
Fair value of share option	US$ 0.04- US$0.05	US$ 0.08- US$0.25	US$ 0.14- US$0.40	US$0.20- US$0.23	US$0.36- US$0.49	US$0.34- US$0.505
Fair value per share of ordinary shares	US$0.18	US$0.49	US$0.65	US$0.80	US$1.11	US$1.31
Fair value per share of Series A preferred shares	US$0.43	US$0.53	US$0.71	US$0.85	US$1.15	US$1.34
Fair value per share of Series B preferred shares		US$0.82	US$1.03	US$1.17	US$1.39	US$1.49
Fair value per share of Series B-1 preferred shares				US$1.18	US$1.39	US$1.48

The suboptimal early exercise factor is defined as the price multiple at which our employees are likely to exercise their options. For example, an assumption of two times price multiple for senior management means senior management is assumed to be likely to exercise their options when the future stock price is double the exercise price for their options. One of the flexibilities and advantages of the binomial model is that it captures the value of the early exercise via input assumption of the suboptimal exercise factor. However, different exercise factors will produce different estimate of option values, and eventually a different estimate of option expenses.

As of December 31, 2010, we had RMB6.3 (US$1.0 million), of unrecognized share-based compensation charges related to share options issued to employees. We expect to recognize deferred costs of RMB5.4 million, RMB1.2 million, RMB0.3 million and RMB0.5 million over a period of 0.58 years, 2 years, 2.58 years and 3.33 years, respectively, using the straight-line method. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation charges related to these awards may differ from our expectations.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles—Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 to have a material impact on its consolidated financial statements.

B. Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Y ear Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Net cash generated from operating activities	42,856	57,382	118,972	18,025
Net cash used in investing activities	(158,624)	(33,364)	(354,524)	(53,715)
Net cash generated from financing activities	199,339	13,185	386,002	58,485
Exchange rate effect on cash	(13,055)	(315)	(10,541)	(1,597)

Net increase in cash and cash equivalents	70,516	36,888	139,909	21,198
Cash and cash equivalents at beginning of period	15,163	85,679	122,567	18,571

Cash and cash equivalents at end of period	85,679	122,567	262,476	39,769

To date, we have financed our operations primarily through cash flows from operations and the proceeds of our initial public offering. As of December 31, 2008, 2009, and 2010, we had RMB85.7 million, RMB122.6 million, and RMB262.5 million in cash, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2010. Our cash and cash equivalents primarily consists of cash on hand and bank deposits.

Operating Activities

Net cash generated from operating activities was RMB119.0 million (US$18.0 million) in 2010, primarily as a result of net income of RMB99.7 million (US$15.1 million) and a RMB19.8 million decrease in amounts due from related parties, which mainly represented repayment of a loan to one of our executive officer.

Net cash generated from operating activities was RMB57.4 million in 2009, primarily as a result of net income of RMB75.0 million and a RMB7.8 million increase in deferred government grants, partially offset by and a RMB21.3 million increase in deposit for land use rights and a RMB23.0 million increase in inventories, driven primarily by increased purchases of raw materials and production of finished goods during the year.

Net cash generated from operating activities was RMB42.9 million in 2008, primarily as a result of net income of RMB60.3 million, partially offset by (i) a RMB22.6 million increase in amounts due from related parties, which arose from a loan to one of our executive officers, and (ii) a RMB6.8 million increase in inventories, driven primarily by increased purchases of raw materials and production of finished goods during the year.

Our net inventory balances as of December 31, 2008, 2009, and 2010 were RMB53.5 million, RMB75.7 million, and RMB86.3 million (US$13.1 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, increased from 336 days in 2008 to 425 days in 2009 but further decreased to 409 days in 2010. The increase in our inventory balances in 2010 was primarily due to our overall business expansion. The increase in our inventory balances in 2009, particularly our finished goods, was primarily due to our increasing number of product offerings, as well as due to our production plan based on our sales volume in 2008 where we experienced delays in the sales of our products in certain international markets due to longer approval periods than expected. The products affected by such delays were primarily our NeoGen Nail nailing system and Monoloc LCP system sold in Brazil, Russia and Venezuela. In addition, our inventories in raw materials also increased in 2009 as a result of our stock piling of raw materials in early 2009 to take advantage of favorable prices.

Our accounts receivable balances as of December 31, 2008, 2009 and 2010, were RMB43.1 million, RMB44.6 million, and RMB56.8 million (US$8.6 million), respectively, offset by allowance for doubtful accounts balances of RMB1.6 million, RMB1.4 million, and RMB1.7 million (US$0.3 million) for the same periods. As a percentage of total accounts receivable, our top five domestic distributors accounted for 27.6%, 17.2%, and 22.0% as of December 31, 2008, 2009, and 2010, respectively. Our accounts receivable are typically unsecured and are derived from revenue earned from distributors in or outside the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our distributors and its ongoing monitoring of outstanding balances.

Investing Activities

Investing activities primarily include acquisitions, as well as purchases of property, plant and equipment.

Our net cash used in investing activities was RMB354.5 million (US$53.7 million) in 2010, which is primarily related to short term investments of RMB266.2 million in short term deposits, purchase of property, plant and equipment in the amount of RMB58.7 million, earn-out payments of RMB34.2 million in relation to acquisition of Beijing Libeier and a payment of RMB22.2 million for acquiring a majority stake in Beijing Wei Rui Li Medical Device Co., Ltd., partially offset by proceeds from short term investments of RMB27.0 million.

Our net cash used in investing activities was RMB33.4 million in 2009, which is primarily related to purchases of property, plant and equipment in 2009 in the amount of RMB13.4 million (US$2.0 million), primarily in connection with the expansion and upgrade of our research and development and manufacturing facilities.

Our net cash used in investing activities was RMB158.6 million in 2008, which is primarily related to our acquisition of Beijing Libeier, which we acquired on July 31, 2008 for RMB144.6 million, net of cash acquired.

Financing Activities

Our net cash generated from financing activities in 2010 was RMB386.0 million (US$58.5 million). Net cash generated from financing activities in 2010 reflected the issuance of new shares in the Company’s initial public offering. Net cash generated from financing activities in 2009 was RMB13.2 million. Net cash generated from financing activities in 2009 reflected the issuance of our Series B-1 redeemable convertible preferred shares. Our net cash generated from financing activities in 2008 was RMB199.3 million. Net cash generated from financing activities in 2008 reflected the issuance of our Series B redeemable convertible preferred shares.

Capital Expenditures

On July 31, 2008, we acquired Beijing Libeier for a total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010), in exchange for 100% of the equity interests of Beijing Libeier.

In 2008, 2009, and 2010, our capital expenditures totaled RMB14.1 million, RMB34.7 million, and RMB58.7 million (US$8.9 million) respectively. Capital expenditures increase from 2008 to 2010 was due primarily to purchases of property, plant and equipment, such as machinery and equipment, as well as land use rights, primarily in connection with the expansion and upgrade of our research and development and manufacturing facilities.

We plan to increase our manufacturing capacities substantially, including a new manufacturing facility in Changzhou. The new facility in Changzhou is currently under construction and is expected to be completed by the end of 2011. Upon completion of this expansion program, we expect our manufacturing capacity to increase by approximately 50%. Furthermore, we may incur further capital expenditures in the foreseeable future relating to the completion of the expansion of our manufacturing facilities, as well as opportunities for investment, acquisition, strategic cooperation or other similar actions.

In anticipation of these capital expenditures and other working capital needs, such as the expansion of our product pipeline and enhancement of our sales and marketing capabilities, Changzhou Kanghui increased its registered capital twice in 2009. First, in July 2009, Changzhou Kanghui increased its registered capital from the original RMB66 million to RMB207.9 million. We injected RMB41.0 million of this amount in August 2009 and RMB52.2 million of this amount in December 2009, and we are permitted by PRC laws and regulations to inject the remaining RMB48.7 million by September 29, 2011. Second, in October 2009, Changzhou Kanghui further increased its registered capital to RMB407.3 million. We injected RMB29.0 million of this amount in October 2009 and injected the remaining RMB219.1 million by flowing the offering proceeds from our initial public offering to Changzhou Kanghui in September 2010. Beijing Libeier increased its registered capital from the original RMB10.0 million to RMB30.0 million and we injected RMB20.0 million of this amount in December 2010.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

C. Research and Development

Please refer to Item 4.B, “Business Overview—Research and Development”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Contractual Obligations

A summary of our contractual obligations at December 31, 2010 is as follows:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commitment for purchase of property, plant and equipments	169,813	2,100	—	—	171,913	26,047
Operating leases	848	437	172	1,772	3,229	489
Purchase consideration for acquisition of Wei Rui Li	7,800	—	—	—	7,800	1,182
Uncertain tax position	8,004	—	—	—	8,004	1,213

Total	186,465	2,537	172	1,772	190,946	28,931

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China.

Name	Age	Position/Title
Yikang Jiang	57	Chairman of the board of directors
Libo Yang(1)(2)(3)	46	Director, chief executive officer
Jun Du	53	Director
Hongxin Nie(2)(3)	38	Director, vice president of sales and marketing (Beijing Libeier)
Suyang Zhang(1)(2)	52	Director
Patricia Peifen Chou(1)	43	Independent director
David Su(3)	40	Independent director
Junwen Wang	37	Chief financial officer
Chenming Yu	37	Chief business officer
Weidong Shan	40	Vice president of sales and marketing (Changzhou Kanghui)
Zhiming Wang	41	Vice president of manufacturing (Changzhou Kanghui)
Qian Guo	42	Vice president of manufacturing (Beijing Libeier)

(1)	Member, audit committee
(2)	Member, compensation committee
(3)	Member, nominating and corporate governance committee

Mr. Yikang Jiang is our founder and has served as the chairman of our board of directors since 2006. He was the general manager of our subsidiary Changzhou Kanghui since its foundation in 1997 until 2006, and has been the chief executive officer of Changzhou Kangdi Medical Stapler Co., Ltd., a company related to us, after 2006. Mr. Jiang is an executive director of the China Association of Medical Devices Industry and vice president of its Surgical Implants Professional Committee. He is also a vice president of Changzhou Xinbei District Industry and Commerce Association and was awarded the honor “Changzhou Star Entreprenuer” in 2008 and 2009. Mr. Jiang was a people’s representative at the 14th Changzhou People’s Congress and is an executive director of the Changzhou Xinbei Committee of Chinese People’s Political Consultative Conference.

Mr. Libo Yang has served as our director since 2007 and our chief executive officer since 2005. Prior to joining our company, Mr. Yang served as business unit head of DePuy China, the orthopedic department of Johnson & Johnson, from 2000 to 2004. He worked as a project manager at Schlumberger from 1996 to 1998. From 1988 to 1996, he was an engineer at China National Petroleum Corporation. Mr. Yang received an MBA degree in finance and international management from Thunderbird American Graduate School of International Management in 2000, and received a master’s degree and bachelor’s degree in engineering from China University of Petroleum in 1988 and 1985, respectively.

Mr. Jun Du has served as our director since 2006. He has been working with our subsidiary Changzhou Kanghui as our deputy compliance officer since 2002. Prior to joining us, Mr. Du was the founder of Zhangjiagang Kangjian Medical Co., Ltd. and served as its general manager from 1993 to 2002. Mr. Du worked as a workshop manager of Zhangjiagang Kinglu Group from 1977 to 1993.

Ms. Hongxin Nie has been our director since 2009 and our vice president for sales and marketing of Beijing Libeier since 2010. She had served as the deputy general manager of our subsidiary Beijing Libeier from 2004 to 2010. Prior to joining Beijing Libeier, she worked at the Asia Commerce Group as head of the legal department from 1995 to 1999. Ms. Nie currently also serves on the board of Jien Xingye Technology (Beijing) Co., Ltd., a private company. Ms. Nie obtained her Juris Doctor degree from Touro Law School in 2002 and a bachelor’s degree in Law from Peking University in 1995. Ms. Nie has been admitted to the bar of New York and New Jersey. Ms. Nie is married to Mr. Qian Guo.

Mr. Suyang Zhang has been our director since 2006 and was appointed by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., collectively, following our Series A financing. Mr. Zhang has been a member of the general partner of IDG-Accel China Growth Fund and vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd. since 2006. From 1995 to 2005, he served as the general manager of Shanghai Pacific Technology Venture Co., Ltd. and vice president of IDG Technology Investment Fund. He was the general manager of Shanghai Wantone Industrial Co., Ltd. from 1993 to 1994. He currently serves on the board of several companies, including 5173.com Holdings Limited, Ctrip.com International Ltd., China Medical and Education International Holding Co., Limited, Mass Broadcasting (Holdings) Ltd., Starcloud Media Co., Ltd., Andon Health Co., Ltd., Wuhan HC SemiTek Co., Ltd., Medsphere International Holdings, Inc. and Sundia Investment Group Ltd. Mr. Zhang obtained an Executive MBA degree from China Europe International Business School in China in 2000 and a bachelor’s degree in information engineering from Shanghai University of Science and Technology in 1982.

Ms. Patricia Peifen Chou has served as our independent director since 2010. Ms. Chou currently serves as the chief financial officer of Actions Semiconductor Co., Ltd., a company listed on the NASDAQ Global Market. Prior to joining Actions Semiconductor Co., Ltd. in November 2006, Ms. Chou served as the director of business development and then senior director of accounting at Semiconductor Manufacturing International Corporation, or SMIC, where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading SMIC’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed initial public offering in 2004. From 1996 to 2001, Ms. Chou was the director of accounting and planning of Winbond Electronics Corporation U.S. operation. Prior to that, Ms. Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte Touche Tohmatsu. Ms. Chou received a bachelor of business administration from National Taiwan University, master of accounting from the University of Southern California, and master of business administration from the University of California, Berkeley. She is also a Certified Public Accountant in Taiwan, the United States and China.

Mr. David Su has served as our independent director since 2010. Mr. Su has been a managing partner at Matrix Partners China and has led the firm’s investments in the internet, digital media and medical technology since 2008. From 2007 to 2008, he was a partner at KPCB China, and from 2003 to 2008, he was a general partner and managing director at Venture TDF China and TDF Capital. Mr. Su currently serves on the boards of AdSame Network and Bona Film Group. Mr. Su received his bachelor’s degree in applied science (computer engineering) from Nanyang Technological University in Singapore in 1993.

Ms. Junwen Wang has served as our chief financial officer since 2010. Prior to joining our company, Ms. Wang served as a finance manager and finance controller at Johnson & Johnson Company from 2006 to 2010. Ms. Wang also worked as the finance controller at Tarmac Group (a member of the Anglo American Plc Group) from 1999 to 2003. Before that, Ms. Wang worked as a senior auditor at Ernst & Young for four years. Ms. Wang is a member of American Institute of Certified Public Accountants, the Chinese Institute of Certified Public Accountants and Certified General Accountants Association of Canada. Ms. Wang graduated from Shanghai Lixin University of Commerce in 1995 and received an MBA degree in Finance from Michigan State University in 2006.

Dr. Chenming Yu has served as our chief business officer since 2010. He works for us on a part-time basis, devoting at least 50% of his time to us. The chief business officer’s role involves overseeing our corporate development activity, including the identification, diligence, and execution of acquisitions, partnerships, licensing and divestitures. The chief business officer also works with our chief executive officer to help formulate long-term corporate strategy. Finally, the chief business officer works with our chief financial officer to handle investor relations with a focus on US/EU based investors. He is also a partner of Vivo Ventures, a life science venture capital firm with offices in Palo Alto and Shanghai, which has invested in our Series B-1 preferred shares. Dr. Yu has extensive operating experience in an array of industries. He is currently a director and member of the audit committee at Sagent Pharmaceuticals since 2006, a director at the joint venture between Kang Hong Pharmaceuticals and Sagent Pharmaceuticals since 2007, a director at Nora Therapeutics since 2008. He has also been a director at the board of governors of the Stanford University Medical School Alumni Association since 2009. Mr. Yu obtained his BA from Harvard University in 1996, his M.D. from Stanford University Medical School in 2003 and his MBA degree from Stanford University Graduate School of Business in 2004.

Mr. Weidong Shan has served as vice president for sales and marketing of Changzhou Kanghui since 2010. He has been serving as the vice general manager of Changzhou Kanghui since 2008. Prior to joining our company, Mr. Shan served as the vice general manager of Trauson Medical Instrument (Jiangsu) Co. Ltd. and Orthmed (Changzhou) Medical Instrument Co. Ltd. from 2006 to early 2008. Before that, he was the marketing manager responsible for spinal business at Medtronic China from 2005 to 2006. He also has served at various positions at Medtronic SofamorDanek China from 2001 to 2004, first as an application specialist and then as a product and marketing manager. Mr. Shan has extensive experience as an orthopedic surgeon in several hospitals in China. Mr. Shan received a master’s degree in Medical Science from Shanghai Second Medical University in 2000 and a bachelor’s degree in Medical Science from Jiangsu Zhenjiang Medical College (now part of Jiangsu University) in 1994.

Mr. Zhiming Wang has served as vice president for manufacturing of Changzhou Kanghui since 2010. He had served as the vice general manager of our subsidiary Changzhou Kanghui from 2006 to 2010. Prior to joining our company, Mr. Wang spent ten years at Komatsu (China) working as director or manager in charge of different departments. From 1991 to 1996, Mr. Wang worked as an engineer at Changzhou Aircraft Manufacture Co., Ltd. Mr. Wang obtained his MBA degree from Dong Hua University in 2010 and his bachelor’s degree in Mechanical Engineering from Nanjing University of Aeronautics and Astronautics in 1991.

Mr. Qian Guo has served as vice president for manufacturing of Beijing Libeier since 2010. He is Ms. Hongxin Nie’s husband. He is also the founder of our subsidiary Beijing Libeier and has served as its chairman and general manager since 1996. Mr. Guo was an engineer at Beijing Tiyi Technology Co. Ltd. from

1993 to 1996, and an engineer at Beijing Second Automobile Works Company from 1991 to 1993. Mr. Guo currently also serves on the board of a private company Jien Xingye Technology (Beijing) Co., Ltd. Mr. Guo received a bachelor’s degree in Engineering from Beijing Institute of Machinery in 1991.

B. Compensation

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation to all of our directors and our executive officers was RMB4,530,910 (US$691,741). For share-based compensation, see “—Prior Share Incentive Plans” and “—2010 Share Incentive Plan”. The total amount accrued in 2010 for pension, retirement or other similar benefits to our directors and our executive officers was approximately RMB347,013 (US$52,979).

Prior Share Incentive Plans

We have adopted the 2006 Plan, the 2008 Plan and the 2009 Plan. All of our prior share incentive plans were intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Our board of directors and shareholders approved our 2006 Plan on July 31, 2006. A total of 12,509,570 ordinary shares have been reserved and available for issuance under our 2006 Plan. As of the date of this annual report, we have granted options to purchase 12,509,570 of our ordinary shares at an exercise price of US$0.3201 per share. Options granted under our 2006 Plan are vested and become exercisable:

•	as to 50% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006; or

•	as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 4,284,060 (37,000 of which were later cancelled) and 315,050 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively per share. Options granted under our 2008 Plan are vested and become exercisable:

•	as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006;

•	as to 1/24 of the ordinary shares for each one-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006; or

•	as to 1/3 of the ordinary shares for each 12-month period from the vesting commencement date.

On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856 per share. Options granted under our 2009 Plan are vested and become exercisable as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

The following paragraphs describe the principal terms of our prior share incentive plans:

Termination of Awards.    Options have specified terms set forth in an incentive stock option agreement. If the optionee’s employment or service with us is terminated for any reason other than cause, the optionee’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration.    Our share incentive plans are administered by our board of directors or by the committee designated by the board. Our board of directors or its designated committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or its designated committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan.

Option Exercise.    The term of options granted under our share incentive plans may not exceed eight years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the designated committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalents.

Change in Control.    If a third-party acquires us through the purchase of 50% or more of our then outstanding securities, all or substantially all of our assets, a merger or other business combination or if individuals who on the effective date of a public offering constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or its designated committee with respect to the applicable award agreement or otherwise, each option held by optionees under the share incentive plans and outstanding at such time shall become fully and immediately exercisable.

Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our share incentive plans. Amendments or alterations to our share incentive plans are subject to shareholder approval if so required under applicable law. No amendment, alteration or discontinuation shall be made that would impair the rights of an optionee under any stock option award agreement without such optionee’s consent. Unless terminated earlier, our share incentive plans will continue in effect for a term of eight years from the date of its adoption.

The table below sets forth, as of the date of this annual report, the option grants made to our directors and executive officers, under our prior share incentive plans:

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price (US$/Share)	Grant Date	Expiration Date
Yikang Jiang	—	—	—	—
Libo Yang	*	0.3201	July 31, 2006	July 30, 2014
	*	0.9485	January 8, 2008	January 7, 2016
	*	2.5733	February 17, 2011	February 16, 2019
Jun Du	*	2.5733	February 17, 2011	February 16, 2019
Hongxin Nie	3,335,870	0.3201	July 31, 2008	July 30, 2016
	*	2.5733	February 17, 2011	February 16, 2019
Suyang Zhang	—	—	—	—
Patricia Peifen Chou	*	1.1856	June 7, 2010	June 6, 2018
David Su	*	2.5733	February 17, 2011	February 16, 2019
Junwen Wang	*	0.9485	March 1, 2010	February 28, 2018
	*	2.5733	February 17, 2011	February 16, 2019

Chenming Yu	*	0.9485	March 1, 2010	February 28, 2018
	*	2.3333	February 17, 2011	February 16, 2019
Weidong Shan	*	0.3201	July 31, 2006	July 30, 2014
	*	0.9485	January 8, 2008	January 7, 2016
	*	2.5733	February 17, 2011	February 16, 2019
Zhiming Wang	*	0.3201	July 31, 2006	July 30, 2014

Qian Guo	3,335,900	0.3201	July 31, 2008	July 30, 2016
	*	2.5733	February 17, 2011	February 16, 2019

*	Beneficially owns less than 1% of our ordinary shares.

2010 Share Incentive Plan

Our board of directors and shareholders approved our 2010 Share Incentive Plan in July 2010. The 2010 Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.

Under the 2010 Share Incentive Plan, a total of 4,067,169 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 180,000 and 2,060,000 of our ordinary shares at an exercise price of US$2.3333 and US$2.5733 per share.

Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.

Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2010 Share Incentive Plan will terminate in 2020. As of March 31, 2011, we have granted options to purchase 180,000 and 2,060,000 of our ordinary shares at an exercise price of US$2.3333 and US$2.5733, respectively, per share under our 2010 Plan.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us that are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or with respect to our full-time executive officers, the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to a fully accelerated vesting of all his/her unvested options. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to accelerated vesting of unvested options. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a fully accelerated vesting of all his/her unvested options.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that he or she will not, with certain variations for our part-time executive officer:

•

serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business while employed by us and for a period of one year after termination of his or her employment; or

•

solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities while employed by us and for a period of two years after termination of his or her employment.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including registering such shares in our share register.

Terms of Directors and Executive Officers

We currently have seven directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2011 annual general meeting, the terms of office of Yikang Jiang and Jun Du will expire. At the 2012 annual general meeting, the term of office of Suyang Zhang and Hongxin Nie will expire. At the 2013 annual general meeting, the terms of office of Libo Yang, Patricia Peifen Chou and David Su will expire.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board of Directors

Our board of directors has seven directors, including two independent directors. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the audit committee, compensation committee and nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Patricia Peifen Chou, Mr. Suyang Zhang and Mr. David Su. Ms. Patricia Peifen Chou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Ms. Patricia Peifen Chou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual, as well as the criteria for independence set forth in Rule 10A-3 of the Exchange Act. As of the date of this Form 20-F, our audit committee consists of two independent directors and is expected to consist solely of independent directors within one year of the date of our initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Suyang Zhang, Mr. Libo Yang and Ms. Hongxin Nie. Mr. Suyang Zhang is the chairperson of our compensation committee. Pursuant to Section 303A.05 of the NYSE Listed Company Manual, listed companies must have a compensation committee composed entirely of independent directors. However, the laws of the Cayman Islands do not require the compensation committee of our Company to be composed entirely of independent directors. Since we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.05 of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. David Su, Mr. Libo Yang and Ms. Hongxin Nie. Mr. David Su is the chairperson of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of the Cayman Islands do not require the nominating and corporate governance committee of our Company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

•

overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available at http://ir.kanghui.com.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees. The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association. As a foreign private issuer with shares listed on the New York Stock Exchange (the “NYSE”), we are subject to corporate governance requirements imposed by the NYSE. Please refer to Item 16.G., “Corporate Governance” for further details.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found at http://ir.kanghui.com. Please refer to Item 16.G, “Corporate Governance” for further details.

D. Employees

We had 638, 698, 732 and 742 employees as of December 31, 2008, 2009, 2010 and March 31, 2011, respectively. The following table sets forth the number of employees categorized by function as of March 31, 2011:

Function	Number of employees
Manufacturing	449
Research and development	43
General and administration	101
Marketing and sales	72
Quality control	77

Total	742

As required by PRC regulations, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC law to make contributions to the employee benefit plans at a certain percentage of the total salaries of our employees, including bonus and allowances, up to a maximum amount specified by the local government. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was RMB5.5 million, RMB6.1 million and RMB7.5 million, respectively.

Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year or two-year standard employment contract with other employees. According to these contracts, our employees may not engage in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with our key employees generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after their employment with us. It may be difficult or expensive for us to seek to enforce these agreements.

We have not experienced any labor disputes or disputes with the labor department of the PRC government since our inception.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 140,121,600 ordinary shares outstanding as of the date of this annual report, taking into consideration options and SARs exercisable by such person within 60 days of the date of this annual report.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of the date of this annual report, 2011.

	Shares beneficially owned as of March 31, 2011
Name	Number	Percent
Directors and Executive Officers
Yikang Jiang(1)	10,000,000	7.1%
Libo Yang(2)	5,965,910	4.2%
Jun Du(3)	3,100,000	2.1%
Hongxin Nie(4)	6,851,770	4.7%
Suyang Zhang	—	—
Patricia Peifen Chou	*	*
David Su	*	*
Weidong Shan	*	*
Zhiming Wang	*	*
Junwen Wang	*	*
Chenming Yu	*	*
Qian Guo(4)	6,851,770	4.7%
All directors and executive officers as a group	27,877,658	18.7%

Principal Shareholders
IDG-Accel China Growth Fund L.P.(5)	21,235,880	15.2%
SIG China Investments One, Ltd.(6)	18,172,450	13.0%
TDF Capital China II, LP(7)	8,686,252	6.2%
CDH Venture Capital Limited(8)	8,308,690	5.9%
Citi(Nominees),Limited	73,432,656	52.4%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 6,000,000 ordinary shares owned on record by Mr. Jiang and 4,000,000 ordinary shares owned by Mr. Jiang’s child, Mr. Zhenyu Jiang. Mr. Jiang has disclaimed his beneficial ownership of the 4,000,000 shares owned by his child. Mr. Yikang Jiang and Mr. Zhenyu Jiang retain voting and investment power with respect to 6,000,000 and 4,000,000 shares of our company, respectively.
(2)	Includes 5,335,910 ordinary shares owned on record by Ms. Xiaohui Yang and options owned by Mr. Libo Yang to purchase 630,000 ordinary shares of our company. Ms. Yang is Mr. Yang’s mother. Ms. Yang and Mr. Yang have disclaimed beneficial ownership of shares owned by each other. Ms. Xiaohui Yang retains voting and investment power with respect to the 5,335,910 shares and Mr. Libo Yang retains the voting and investment power with respect to the shares acquired upon exercise of the options to purchase 630,000 of our shares.

(3)	Includes 2,000,000 ordinary shares owned on record by Mr. Du and 1,100,000 ordinary shares owned on record by his child, Ms. Tingting Du. Mr. Du has disclaimed his beneficial ownership of the 1,100,000 shares owned by his child. Mr. Jun Du and Ms. Tingting Du retain voting and investment power with respect to 2,000,000 and 1,100,000 of our shares, respectively. Ms. Tingting Du’s address is No. 3 Yizheng Road, Zhenjiang, Jiangsu, P.R. China.
(4)	Includes options owned by Ms. Hongxin Nie to purchase 3,335,870 ordinary shares of our company and options owned by Mr. Qian Guo to purchase 3,335,900 ordinary shares of our company. Shares beneficially owned by Ms. Nie and Mr. Guo include 30,000 ADSs purchased by Ms. Nie in our directed share program. Ms. Nie and Mr. Guo have disclaimed beneficial ownership of the options owned by each other. Mr. Qian Guo and Ms. Hongxin Nie retain voting and investment power with respect to the shares acquired upon exercise of the options to purchase 3,335,900 and 3,335,870 of our shares, respectively. Ms. Nie retains voting and investment power with respect to the 30,000 ADSs purchased in our directed share program.
(5)	Includes 16,366,490, 3,344,660 and 1,524,730 ordinary shares owned by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P.
(6)	Includes 18,172,450 ordinary shares owned by SIG China Investments One, Ltd.
(7)	Includes 8,686,252 and 356,364 ordinary shares owned by TDF Capital China II, LP, and TDF Capital Advisors, LP. As of the date of this Form 20-F, 12,741,540 shares have been converted into ADSs and are held by Citi (Nominees) Limited.
(8)	Includes 8,308,690 ordinary shares owned by CDH Venture Capital Limited. As of the date of this Form 20-F, 8,908,686 shares have been converted into ADSs and are held by Citi (Nominees) Limited.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there is one record holder in the United States. Citibank, N.A. has advised us that, as of March 31, 2011, 9,411,031 ADSs, representing 56,466,186 underlying ordinary shares, were held of record by CEDE & CO in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

Private Placements

In July 2006, we issued 13,173,160 Series A redeemable convertible participating preferred shares for an aggregate of consideration of US$5,000,000. The investors in our Series A redeemable convertible participating preferred shares included IDG-Accel China Growth Fund L.P., which purchased 6,345,340 shares for US$2,408,437, IDG-Accel China Growth Fund-A L.P., which purchased 1,296,730 shares for US$492,188, IDG-Accel China Investors L.P., which purchased 591,150 shares for US$224,375, TDF Capital China II, LP, which purchased 4,745,300 shares for US$1,801,125 and TDF Capital Advisors, LP, which purchased 194,640 shares for US$73,875. Simultaneously with their investment in our Series A redeemable convertible participating preferred shares, the same investors, also purchased a total of 7,714,400 ordinary shares from certain of our then-existing shareholders for an aggregate consideration of US$3,000,000.

In January 2008, we issued 26,061,610 Series B redeemable convertible participating preferred shares for an aggregate consideration of US$27,500,000. The investors in our Series B redeemable convertible participating preferred shares included SIG China Investments One, Ltd., which purchased 13,403,110 shares for US$14,142,859, IDG-Accel China Growth Fund L.P., which purchased 2,901,860 shares for US$3,062,022, IDG-Accel China Growth Fund-A L.P., which purchased 593,030 shares for US$625,757, IDG-Accel China Investors L.P., which purchased 270,340 shares for US$285,260, TDF Capital China II, LP, which purchased 2,170,130 shares for US$2,289,905, TDF Capital Advisors, LP, which purchased 89,010 shares for US$93,920 and CDH Venture Capital Limited, which purchased 6,634,130 shares for US$7,000,278. Simultaneously with their investment in our Series B redeemable convertible participating preferred shares, the same investors, together with Xiaohui Yang, a principal shareholder of our company and the mother of Mr. Libo Yang, our director and chief executive officer, also purchased a total of 12,445,300 ordinary shares from certain of our then-existing shareholders for an aggregate consideration of US$10,446,087.

In April 2009, we issued 1,824,930 Series B-1 redeemable convertible participating preferred shares for an aggregate consideration of US$2,000,000. The investors in our Series B-1 redeemable convertible participating preferred shares included Vivo Ventures Fund VI, L.P., which purchased 1,811,670 shares for US$1,985,455, and Vivo Ventures VI Affiliates Fund, L.P., which purchased 13,260 shares for US$14,545.

All of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares were converted into our ordinary shares as a result of shareholders’ consent at our initial public offering.

Share Restriction Agreement

In connection with our Series A, Series B and Series B-1 financings, certain ordinary shareholders have agreed to have their shares, or “Restricted Shares”, subject to a right of repurchase by us and deposit the certificates representing all such shares in escrow with us. These Restricted Shares will be vested as to 33.33% annually from the date of our issuance of Series A redeemable convertible participating shares. All these Restricted Shares became fully vested in July 2009.

Investors’ Rights Agreement

In connection with our Series A and Series B financings, we entered into an Amended and Restated Investors’ Rights Agreement on July 10, 2006 and January 3, 2008, respectively, with our then-existing shareholders and Series A or Series B investors, as applicable. On April 23, 2009, we entered into a new Amended and Restated Investors’ Rights Agreement, the “2009 IRA”, with all our then-existing shareholders (including the Series A and Series B investors) and Series B-1 investors. Pursuant to the terms of the 2009 IRA, at any time six (6) months following an initial public offering, holders representing at least 25% of our registrable securities then outstanding are entitled to demand registration on a form other than Form F-3 or Form S-3, of registrable securities then outstanding. Holders of our registrable securities are entitled to registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares issued or issuable to holders of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares, including (i) ordinary shares acquired or to be acquired by our Series A investors, Series B and Series B-1 investors; (ii) ordinary shares issued upon conversion of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares and (ii) ordinary shares issued as share dividends and similar distributions to holders of our Series A, Series B and Series B-1 redeemable convertible participating preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with demand registration on a form other than Form F-3 or Form S-3, and Form F-3 or Form S-3 registrations.

The foregoing demand, Form F-3, Form S-3 and piggyback registration rights will terminate on the second anniversary of our initial public offering.

Right of First Refusal and Co-Sale Agreement

In connection with our Series A and Series B financing, our then-existing shareholders, our Series A or Series B investors, as applicable, and us entered into a Right of First Refusal and Co-Sale Agreement dated July 10, 2006 and January 3, 2008, respectively. The Series A Right of First Refusal and Co-Sale Agreement was terminated and replaced by the Series B Right of First Refusal and Co-Sale Agreement, which was later terminated and replaced by a Right of First Refusal and Co-Sale Agreement dated April 21, 2009, the 2009 ROFR Agreement, upon our Series B-1 financing. Pursuant to the 2009 ROFR Agreement, we and our Series A, Series B and Series B-1 shareholders have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by certain ordinary shareholders. We also granted to our Series A, Series B and Series B-1 shareholders preemptive rights with respect to any new issuance of securities by us under the 2009 ROFR Agreement. However, all these rights of first refusal, co-sale rights and preemptive rights enjoyed by our Series A and Series B investors terminated upon the closing of our initial public offering.

Acquisition of Beijing Libeier

In April of 2008, we entered into an agreement to acquire the 100% equity interest in Beijing Libeier from Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier. Beijing Libeier is a company incorporated in the PRC engaged in the development, manufacturing and marketing of orthopedic implants. The acquisition was for a total cash consideration of RMB182.7 million, including an earn-out payment of RMB34.2 million paid to Mr. Qian Guo and Ms. Hongxin Nie in June 2010.

Transactions with Certain Directors, Executive Officers, Shareholders and Affiliates

Loan to Executive Officers and Affiliates

In January of 2008, Ms. Xiaohui Yang, a principal shareholder of our company and the mother of Mr. Libo Yang, our director and chief executive officer, purchased 3,335,910 of our ordinary shares from our then-existing shareholders for a consideration of US$2,800,029. In connection with this transaction, we lent US$2.8 million to Mr. Libo Yang free of any interest for an unspecified term. Mr. Libo Yang repaid such loan amount in full in April 2010.

Changzhou Kanghui provided loans to Changzhou Kangdi Medical Stapler Co., Ltd., or Changzhou Kangdi for its working capital use. On August 7, 2007, March 31, 2008, May 31, 2008 and October 30, 2008, Changzhou Kanghui loaned RMB3.0 million, RMB3.0 million, RMB3.0 million and RMB560,000 to Changzhou Kangdi, respectively, in each case for an unspecified term and at zero interest. Changzhou Kangdi is a company whose 37.1% equity interest is owned by several of our shareholders and management, including Mr. Yikang Jiang, Mr. Zhengyu Jiang, Mr. Jun Du, Mr. Jiankai Shen and Mr. Libo Yang. The outstanding loan amount was RMB560,000, nil and nil as of December 31, 2008, 2009 and 2010, respectively. There is no loan amount outstanding as of the date of this annual report.

Office Lease Transactions

Our subsidiary Changzhou Kanghui is operating part of its manufacturing activities in an approximately 2,000 square meter premise leased from Changzhou Kangdi. Changzhou Kanghui and Changzhou Kangdi entered into a premise lease agreement for a one-year term on January 1, 2009, January 1, 2010 and January 1, 2011. In 2009 and 2010, Changzhou Kanghui paid rent of RMB240,000 and RMB240,000 (US$36,364), respectively, to Changzhou Kangdi in accordance with the lease agreement.

We have leased office space of approximately 147 square meters for the operation of our subsidiary Beijing Libeier from one of our directors, Ms. Hongxin Nie. We have entered into a lease agreement with Ms. Hongxin Nie and the current lease is expected to expire on June 30, 2011. We expect our production facilities will be relocated to a new site upon the expiry of the lease. In 2008, 2009 and 2010, Beijing Libeier paid a rent of RMB216,000, RMB216,000 and RMB216,000 (US$32,727) to Ms. Nie, respectively.

Changzhou Kanghui has leased one of its buildings of 3,080 square meters in Changzhou to Changzhou Outeke Medical Instruments Co., Ltd., or Outeke. Outeke is a company 30% owned by the spouse of Weiwei Long, a director of Changzhou Kanghui. The current lease runs from January 1, 2009 to December 31, 2012. In

2008, 2009 and 2010, Outeke paid rent of RMB314,187, RMB314,187 and RMB314,187 (US$47,604), respectively, to Changzhou Kanghui.

Beijing Libeier intends to lease a building from Ji’en Xingye Technology (Beijing) Co., Ltd., or Ji’en Xingye, a company jointly owned by Mr. Qian Guo, our vice president for Beijing Libeier, and Ms. Hongxin Nie, our vice president for Beijing Libeier and our director. The building is currently under construction and is expected to be completed and leased to Beijing Libeier in the second half of 2011. Beijing Libeier expects to move all its manufacturing activities out of the current leased premises to such new building at such time. On July 28, 2010, Beijing Libeier entered into a letter of intent with Ji’en Xingye, whereby the parties intended the lease to be for a term of three years at an annual rent of RMB4.5 million (including management fee).

Patent Transfer

In 2009, our chairman of the board of directors, Mr. Yikang Jiang, transferred 11 patents to Changzhou Kanghui at zero consideration. The parties executed 11 short form contracts for the purpose of filing these transfers with the State Intellectual Property Office of the PRC, or the SIPO, in March, May and June of 2009, respectively. The SIPO issued notices in April, May, June and July of 2009, respectively, by which the transfers of the 11 patents were approved.

Other Transactions

From time to time, Changzhou Kanghui has outsourced part of its manufacturing process to Outeke. In 2008, 2009 and 2010, Changzhou Kanghui paid RMB1.8 million, RMB6.3 million, and RMB4.4 million (US$0.7) million, respectively.

From time to time, Changzhou Kanghui processed medical stapler components for Changzhou Kangdi. In 2008, 2009 and 2010, Changzhou Kanghui received RMB0.2 million, RMB0.1 million, and nil , respectively, in payment from Changzhou Kangdi for such processing services.

Beijing Libeier entered into an agreement on April 28, 2008, as amended on July 23, 2010, with Beijing Keyibangen Medical Instruments Co., Ltd., or Keyibangen, a company wholly owned and controlled by Mr. Zhenying Guo and Ms. Shufan Li, who are immediate family members of Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, who were both formerly shareholders of Beijing Libeier prior to our acquisition of the company on July 31, 2008. Such agreement was in connection with Beijing Libeier’s purchase of inventories (including raw materials and finished goods), manufacturing and processing equipment and office appliances and other items with a book value of approximately RMB8.5 million. As of December 31, 2008, 2009 and 2010, the amounts due from Beijing Libeier to Keyibangen was RMB8.2 million, RMB5.0 million, and RMB2.6 million (US$0.4 million), respectively.

Changzhou Kanghui entered into an agreement with Changzhou Bioconcept Medical Devices Co., Ltd., or Changzhou Bioconcept, on May 18, 2009, January 1, 2010 and September 29, 2010. The latest agreement expired on December 31, 2011. According to the agreements, Changzhou Kanghui manufactures components of tooth implants and instruments on an OEM basis for Changzhou Bioconcept. Changzhou Bioconcept is a company 39.5% owned by Mr. Libo Yang, our director and chief executive officer. In 2008, 2009 and 2010, Changzhou Kanghui received payment of nil, nil and RMB661.156 (US$100.175) from Changzhou Bioconcept, respectively.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Prior Share Incentive Plans and Compensation—2010 Share Incentive Plan”.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements”.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware or, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to materially and adversely affect our business, financial condition or results of operations.

Dividend Policy

Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as enterprise income tax. In addition, regulations in the PRC permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “KH”, and have been listed since August 16, 2010. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2010(1)	22.79	11.61

Quarterly:
Third Quarter, 2010	14.43	11.61
Fourth Quarter, 2010	22.79	13.95
First Quarter, 2011	20.04	15.44

Monthly
November 2010	20.74	17.92
December 2010	22.79	17.21
January 2011	20.04	16.02
February 2011	17.05	15.44
March 2011	17.51	16.87
April 2011	19.96	17.47
May 2011 (through May 31, 2011)	25.20	19.08

(1)	Our ADSs began trading on the New York Stock Exchange on August 16, 2010.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-168301) originally filed with the SEC on July 23, 2010, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investment, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, the SAFE and the PRC National Reform and Development Commission.

We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore

Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

•

prior to establishing or assuming control of an offshore company, or the offshore SPV, for the purpose of financing the offshore SPV with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in such offshore SPV upon either (1) the injection of equity interests or assets of an onshore enterprise to such offshore SPV or (2) the completion of any overseas fund raising by such offshore SPV; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of such offshore SPV and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore SPVs that have made onshore investments in the PRC before the issuance of Notice 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Notice 75, which standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise the beneficial owners of offshore SPVs who are PRC residents to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Notice 75 may impose restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

All of our beneficial owners whose identities and addresses we know and who are subject to the Circular No. 75 have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company and have duly updated their registrations from time to time in accordance with our corporate changes. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our beneficial owners who are PRC residents to make any required registrations or comply with other requirements under Notice 75 and other related rules may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to expand our international operations. However, we anticipate that our international distributors will bear primarily all the startup capital and working capital costs for our international expansion with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will materially adversely affect our ability to expand our international operations.

Regulation on Dividend Distributions

Our PRC subsidiaries, Changzhou Kanghui and Beijing Libeier, are wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Each of Changzhou Kanghui and Beijing Libeier has complied with the 10% set-aside requirement to date, and its cumulative total reserve funds do not exceed 50% of its registered capital.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% enterprise income tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower tax rate. See below “Taxation.”

E. Taxation

The following is a discussion of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, will treat our Cayman Islands holding company in a manner similar to a Chinese enterprise for enterprise income tax purposes. The New EIT Law provided that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. Currently, there is no detailed interpretation or implementation of the New EIT Law or its implementation regulation in respect of the criteria for determination of the location of “de facto management bodies” for overseas incorporated enterprises controlled by individual PRC residents like our company. Therefore, it is unclear and our PRC counsel is unable to opine on whether the PRC tax authority would require or permit us to be treated as PRC “resident enterprise”. If we are treated as a “resident enterprise”, we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC enterprise income tax. Further, PRC income tax will also be applicable to the income of a “non-resident enterprise,” which does not have an establishment or place of business in China or which has an establishment or place of business in China but has income not effectively connected with such establishment or place of business, to the extent such income is derived from sources within the PRC. The consequences of the above treatment may include a 10% enterprise income tax applicable to our non-PRC enterprise shareholders. Specifically, a 10% enterprise income tax will be imposed on dividends payable to our non-PRC enterprise shareholders and with respect to gains derived by such non-PRC enterprise shareholders from disposition of our ordinary shares or ADSs, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes or if such dividends or gains are otherwise determined to be derived from sources within China. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders” and “Risk Factors—Risk Relating to Doing Business in China—Dividends payable by us to our foreign investors and gains on the sales of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences and considerations of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. consequences of an investment in our ADSs or ordinary shares. This discussion applies to U.S. Holders (as defined below) who beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs and ordinary shares).

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part, upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

The actual tax consequences of investing in our ADSs or ordinary shares will vary depending on each prospective purchaser’s circumstances. Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a person holds ADSs or ordinary shares through a partnership or other flow-through entity, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

If you hold our ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ADSs and ordinary shares will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to determine our earnings and profits on the basis of U.S. federal income tax purposes. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation will be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which we have received approval to list on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership of the ADSs or ordinary shares.

If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. An exception will apply if the dividends are subject to an effective foreign tax rate exceeding the highest applicable U.S tax rate on such dividends, in which case the dividends would be treated as general foreign source income for U.S. foreign tax credit rules. If PRC enterprise income taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—People’s Republic of China Taxation”), subject to certain conditions and limitations, such PRC enterprise income taxes will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends, including in the event PRC enterprise income taxes apply to dividends paid to you.

Sale or Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (up to a maximum rate of 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, capital gains from the sale or other disposition of our ADSs or ordinary shares for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the ADSs or ordinary shares.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will be U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ADSs or ordinary shares, including in the event PRC enterprise income taxes apply to such disposition.

Passive Foreign Investment Company

If we are a passive foreign investment company, or “PFIC,” in any taxable year in which you hold our ADSs or ordinary shares, as a U.S. Holder, you would be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We do not expect to be a PFIC for the taxable year 2010. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2010. Despite our expectation, there can be no assurance that we will not be a PFIC in 2010 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operation. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

You would be able to avoid the PFIC rules regarding “excess” distribution and gain described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain “regularly traded” on a national securities exchange, such as the NASDAQ. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their fair market value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. Gain on the sale or other disposition of the ADSs would be treated as ordinary income, and loss on the sale or other disposition of the ADSs or ordinary shares would be treated as ordinary loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding “excess” distribution and gain described above. A U.S. Holder that makes such an election would include in income for a taxable year its pro rata share of the corporation’s income for the taxable year. However, we do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

In addition to any other information reporting requirements that apply, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

Information Reporting and Backup Withholding

In general, dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you (a) come within certain exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding the ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-168301), as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street N.E. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

A majority of our net revenue and expenditures are denominated in Renminbi. However, the price of certain raw materials that we buy from foreign suppliers and of our orthopedic implants that we sell to foreign customers is denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such raw materials to us and will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See Item 3.D, “Risk Factors—Risks Relating to Our Business—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB3.6 million (US$0.5 million) in our total cash position.

The functional currency of our company is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria of ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of our PRC subsidiaries, respectively. Translation differences are recorded in accumulated other comprehensive income or loss, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by any short-term or long-term bank borrowings and interest income on our interest-bearing bank deposits. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2008, 2009 and 2010, and we have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on any short-term or long-term borrowings may increase or decrease due to changes in market interest rates. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding interest-earning instruments as of December 31, 2010, a 10% change in the interest rates would result in an increase or decrease approximately of RMB211,000 (US$32,000) in our total amount of interest income for the year ended December 31, 2010.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 5.9%, -0.7%, and 3.3% in 2008, 2009 and 2010, respectively. If inflation rises, it may materially and adversely affect our business.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Persons depositing or withdrawing shares must pay:	For:
Up to $5.00 per 100 ADSs (or fraction thereof).	Issuance of ADSs.
Cancellation of ADSs.
Distribution of cash dividends or other cash distributions.
Distribution of ADSs pursuant to share dividends or other free share distributions or exercise of rights.
Depositary Service Fee
Distribution of securities other than ADSs or rights to purchase additional ADSs.

$1.50 per certificate presented for transfer.	Transfer of ADRs.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or ordinary share.	As necessary.

Registration or transfer fees.	Transfer and registration of ordinary shares on the share register to or from the name of the custodian or depositary in connection with the deposit or withdraw of ordinary shares.

Expenses of the depositary.	Cable, telex, fax transmissions and delivery expenses.
Converting foreign currency to U.S. dollars

Any charges incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.	As necessary.

Any charges incurred by the depositary for servicing or delivering the ordinary shares on deposit.	As necessary.

Fees Payable by the Depositary to Us

From the date of our listing, we received from the depositary a reimbursement of $617,938 for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15T.	CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures.

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as a result of the weaknesses and deficiencies as described below under “Changes in Internal Controls Over Financial Reporting”.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. These material weaknesses are discussed as below:

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2008, 2009 and 2010 and for the years then ended, our independent registered public accounting firm identified and communicated to us certain material weaknesses. As a result, there is more than a remote likelihood that a more than inconsequential misstatement of our consolidated financial statements will not be prevented or detected. Specifically, the material weaknesses identified were: (i) an ineffective control environment over financial reporting due to our failure to appropriately staff our financial function with a sufficient number of competent and experienced staff in preparing U.S. GAAP-based consolidated financial statements and related footnote disclosures and (ii) an ineffective financial statement closing process.

Following the identification of material weaknesses, we implemented a number of measures to improve our internal control over financial reporting to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, including:

(i)	increasing the headcount of qualified financial reporting personnel;

(ii)	improving the capabilities of existing financial reporting personnel through training and education in the reporting requirements and deadlines set under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act of 2002; and

(iii)	develop, communicate, and implement an accounting policy manual for its financial reporting personnel for recurring transactions and period-end closing processed; and

(iv)	establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial statements and related disclosures; and

(v)	engaging an independent U.S. consultant to assist in establishing processes and oversight measures to improve our financial statement closing process and to comply with the requirements under U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act of 2002.

We have appointed an independent director with extensive knowledge of U.S. GAAP and SEC reporting experience and established an audit committee under our board of directors in accordance with the applicable SEC and NYSE requirements to provide adequate independent oversight with respect to our accounting and financial reporting. However, designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the material weaknesses that our independent registered public accounting firm has identified, and material weaknesses in our internal control over financial reporting may be identified in the future. See Item 3.D, “Risk Factors—Risks Relating to Our Business—In preparing our consolidated financial statements as of and for the years ended December 31, 2008, 2009, and 2010, we noted material weaknesses in our internal control over financial reporting. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.”

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Patricia Peifen Chou, Mr. Suyang Zhang and Mr. David Su. Ms. Patricia Peifen Chou is the chairman of our audit committee and meets the criteria of an audit committee financial expert. Each member of our audit committee satisfies the “independence” requirements of the corporate governance rules of New York Stock Exchange and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available at http://ir.kanghui.com and our Code of Ethics also was filed as an exhibit to our registration statement on Form F-1 (File No. 333-168301). We also will post any amendments to or waivers from a provision of our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2009	2010
Audit fees(1)	RMB2,135,084	RMB4,204,105
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“ Audit fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements. For the year ended December 31, 2010, audit fees also included fees for services rendered in connection with our initial public offering in 2010.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” comprise fees for all other services provided by our principal auditors other than those services covered in footnotes (1) to (3) above.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The NYSE listing standards mandated by Rule 10A-3(b) of the Securities Exchange Act of 1934, or Exchange Act, require, among other things, that each member of the audit committee be independent. A company listing in connection with its initial public offering may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our initial public offering, our audit committee consisted of Ms. Patricia Peifen Chou, Mr. Suyang Zhang and Mr. Libo Yang. In accordance with the exemption permitted by Rule 10A-3(b)(1)(iv)(A), only Ms. Patricia Peifen Chou met the independence standards of NYSE Manual Section 303A(2) and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. We are currently in the process of locating two independent audit committee members so that we will have three independent audit committee members upon the first anniversary of our initial public offering. Accordingly, as required by Rule 10A-3(b)(1)(iv)(A), within one year from the date of effectiveness of our Registration Statement on Form F-1 (File No. 333-168301) we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of the Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depository Shares issued thereunder

2.4*	Series A Share Purchase Agreement dated July 10, 2006 among the Registrant, Changzhou Kanghui, the Series A investors and certain other parties set forth therein

2.5*	Series B Share Purchase Agreement dated January 3, 2008 among the Registrant, Changzhou Kanghui, the Series B investors and certain other parties set forth therein

2.6*	Series B-1 Share Purchase Agreement dated April 21, 2009 among the Registrant, Changzhou Kanghui, Beijing Libeier, Series B-1 investors and certain other parties set forth therein

2.7*	Amended and Restated Investors’ Rights Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other existing shareholders set forth therein

2.8*	Series B Preferred Right of First Refusal and Co-Sale Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other parties set forth therein

2.9*	Series B Preferred Share Restriction Agreement dated April 21, 2009 among the Registrant, the restricted holders and other existing shareholders specified therein and Series B-1 investors

4.1*	Form of 2006, 2008, 2009 and 2010 Share Incentive Plans and Incentive Stock Option Agreement

4.2*	Form of Indemnification Agreement with the Registrant’s directors

4.3*	Form of Employment Contract between the Registrant and executive officers of the Registrant

4.4*	English Translation of Equity Transfer Agreement among the Registrant, Qian Guo, Hongxin Nie and Beijing Libeier dated April 29, 2008 and its supplements in 2008, 2009 and 2010, respectively

4.5*	English Translation of Land Use Right Grant Contract between Changzhou Kanghui and Changzhou Bureau of Land Resources dated September 25, 2009

4.6*	English Translation of Lease Agreement between Changzhou Kangdi Medical Stapler Co., Ltd and Changzhou Kanghui (undated)

4.7*	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated July 14, 2009

4.8*	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated April 1, 2010

4.9*	English Translation of Form of Patent Transfer Agreement between Mr. Yikang Jiang and Changzhou Kanghui

4.10*	English Translation of Agency Agreement between Changzhou Kanghui and Shanghai Medical Instruments Import and Export Company dated January 1, 2008

4.11*	English translation of Lease Contract between Beijing Libeier and Hongxin Nie dated January 1, 2010

Exhibit Number	Description

4.12*	English translation of Premise Lease Contract between Changzhou Kanghui and Changzhou Outeke Medical Instruments Co., Ltd. undated and the confirmation letter dated April 7, 2010 issued by Changzhou Outeke Medical Instruments Co., Ltd.

4.13*	English translation of Equipment Purchase Agreement between Beijing Keyibangen Medical Instruments Co., Ltd. and Beijing Libeier dated April 28, 2008 and its supplement on July 23, 2010

4.14*	English translation of Toll Manufacturing Agreement between Changzhou Kanghui and Changzhou Bioconcept Medical Devices Co., Ltd. dated January 1, 2010

4.15*	Letter of Intent between Beijing Libeier and Ji’en Xingye dated July 28, 2010

8.1	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Fangda Partners

23.2	Consent of Ernst & Young Hua Ming

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-168301), as amended, initially filed with the Securities and Exchange Commission on July 23, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Kanghui Holdings

/s/ Junwen Wang
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: June 3, 2011

CHINA KANGHUI HOLDINGS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

China Kanghui Holdings:

We have audited the accompanying consolidated balance sheets of China Kanghui Holdings (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Kanghui Holdings at December 31, 2010 and 2009, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

June 3, 2011

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2009	2010
		RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents		122,567	262,476	39,769
Bills receivable		4,666	8,163	1,237
Short-term investments	5	27,044	266,673	40,405
Accounts receivable, net	7	43,202	55,131	8,353
Inventories, net	8	75,674	86,266	13,071
Prepayments and other current assets	9	9,912	11,693	1,772
Deferred tax assets	19	8,356	12,134	1,838
Amount due from related parties	21	20,468	644	97

Total current assets		311,889	703,180	106,542

Non-current assets:
Property, plant and equipment, net	10	72,487	107,237	16,248
Intangible assets, net	11	50,588	46,995	7,121
Prepaid land lease payments	12	2,371	23,298	3,530
Goodwill	13	130,985	131,527	19,928
Deposits for non-current assets	14	21,799	37,507	5,683
Deferred tax assets	19	2,670	2,436	369

Total non-current assets		280,900	349,000	52,879

Total assets		592,789	1,052,180	159,421

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS (CON’T)

		As of December 31,
	Note	2009	2010
		RMB’000	RMB’000	US$’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		10,665	15,086	2,286
Accrued expenses and other liabilities	15	39,727	47,433	7,187
Income tax payable		3,026	2,830	429
Deferred revenue		425	289	44
Uncertain tax positions	19	13,145	8,004	1,213
Amount due to related parties	21	38,960	4,040	612

Total current liabilities		105,948	77,682	11,771

Non-current liabilities:
Deferred government grants	16	7,832	5,511	835
Deferred tax liabilities	19	12,225	11,700	1,773

Total non-current liabilities		20,057	17,211	2,608

Total liabilities		126,005	94,893	14,379

Commitments and contingencies	23

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS (CON’T)

		As of December 31,
	Note	2009	2010
		RMB’000	RMB’000	US$’000
Mezzanine equity:
Series A redeemable convertible preferred shares (par value of US$0.001 per share; 13,173,160 shares authorized, issued and outstanding as of December 31, 2009 and nil authorized, issued and outstanding as of December 31, 2010)	17	71,198	—	—
Series B redeemable convertible preferred shares (par value of US$0.001 per share; 26,061,610 shares authorized, issued and outstanding as of December 31, 2009 and nil authorized, issued and outstanding as of December 31, 2010)	17	318,262	—	—
Series B-1 redeemable convertible preferred shares (par value of US$0.001 per share; 1,824,930 shares authorized, issued and outstanding as of December 31, 2009 and nil authorized, issued and outstanding as of December 31, 2010)	17	15,921	—	—

Total mezzanine equity		405,381	—	—

Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 958,940,300 shares authorized as of December 31, 2009 and 2010; 57,714,400 shares and 136,821,600 shares issued and outstanding as of December 31, 2009 and 2010, respectively)		462	999	151
Additional paid-in capital		28,053	892,298	135,196
Accumulated other comprehensive loss		(13,536)	(16,737)	(2,536)
Statutory reserves	18	20,782	31,247	4,734
Retained earnings		25,642	49,480	7,497

Total shareholders’ equity		61,403	957,287	145,042

Total liabilities, mezzanine equity and shareholders’ equity		592,789	1,052,180	159,421

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the year ended December 31,
	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000	US$’000
		(In thousands, except for share and per share data)
Net revenue		139,646	184,331	242,754	36,781
Cost of revenue		(49,401)	(54,719)	(71,307)	(10,804)

Gross profit		90,245	129,612	171,447	25,977

Operating expenses:
Selling expenses		(12,962)	(23,246)	(28,230)	(4,277)
General and administrative expenses		(14,955)	(25,615)	(29,765)	(4,510)
Research and development costs		(2,679)	(3,876)	(5,483)	(831)

Operating income		59,649	76,875	107,969	16,359
Interest income		3,652	974	2,915	442
Government grants	16	1,348	9,807	3,490	529
Other income		459	318	569	86
Other expenses		(605)	(337)	(735)	(112)
Foreign exchange loss		(731)	(286)	(7,340)	(1,112)

Income before income taxes		63,772	87,351	106,868	16,192
Income tax expense	19	(3,796)	(12,384)	(7,161)	(1,085)

Net income		59,976	74,967	99,707	15,107

Accretion of redeemable convertible preferred shares:
Series A	25	(10,035)	(10,739)	(7,572)	(1,147)
Series B	25	(45,743)	(73,180)	(54,988)	(8,332)
Series B-1	25	—	(2,736)	(2,844)	(431)

Net income (loss) attributable to ordinary shareholders		4,198	(11,688)	34,303	5,197

Earnings (loss) per share:
Basic	25	0.04	(0.20)	0.30	0.05
Diluted	25	0.04	(0.20)	0.27	0.04

Shares used in earnings (loss) per share computation:
Basic	25	57,714,400	57,714,400	88,408,057	88,408,057
Diluted	25	59,936,930	57,714,400	100,346,612	100,346,612

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	59,976	74,967	99,707	15,107
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	5,121	10,308	7,995	1,211
Depreciation of property, plant and equipment	8,213	9,192	10,365	1,570
Amortization of intangible assets	1,552	3,525	3,593	545
Amortization of prepaid land lease payments	55	55	378	57
Foreign exchange loss	731	286	7,340	1,112
Loss on disposal of equipment	44	3	16	2
Provision for bad debts	847	534	353	54
Write-down of inventories	292	764	1,271	193
Realized loss (gain) on trading securities	70	(44)	(426)	(65)
Deferred tax benefit	(3,636)	(3,800)	(4,069)	(616)
Changes in operating assets and liabilities:
Bills receivable	(2,105)	(2,007)	(3,497)	(530)
Accounts receivable	(1,178)	(2,187)	(12,282)	(1,861)
Inventories	(6,823)	(22,960)	(11,863)	(1,797)
Prepayments and other current assets	(1,116)	(2,013)	(1,781)	(270)
Amount due from related parties	(22,645)	2,542	19,824	3,004
Deposit for prepaid land lease payments	—	(21,305)	—	—
Accounts payable	3,446	(2,921)	4,422	670
Accrued expenses and other liabilities	1,341	9,241	6,679	1,012
Income tax payable	3,816	(1,707)	(196)	(30)
Deferred revenue	99	(68)	(136)	(21)
Uncertain tax positions	(2,866)	(2,481)	(5,141)	(779)
Amount due to related parties	(2,378)	(374)	(1,259)	(191)
Deferred government grants	—	7,832	(2,321)	(352)

Net cash generated from operating activities	42,856	57,382	118,972	18,025

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition, net of cash acquired	(144,591)	—	(34,203)	(5,182)
Acquisition of property, plant and equipment	(14,138)	(13,364)	(58,918)	(8,927)
Acquisition of short-term investments	(11,300)	(29,000)	(266,247)	(40,340)
Proceeds from short-term investments	11,300	9,000	27,044	4,098
Proceeds from disposal of property, plant and equipment	105	—	—	—
Acquisition of long-term investments	—	—	(22,200)	(3,364)

Net cash used in investing activities	(158,624)	(33,364)	(354,524)	(53,715)

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON’T)

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B redeemable convertible preferred shares (net of paid issuance costs)	199,339	—	—	—
Proceeds from issuance of Series B-1 redeemable convertible preferred shares (net of paid issuance costs)	—	13,185	—	—
Proceeds from the initial public offering	—	—	386,002	58,485

Net cash generated from financing activities	199,339	13,185	386,002	58,485
Exchange rate effect on cash	(13,055)	(315)	(10,541)	(1,597)

Net increase in cash and cash equivalents	70,516	36,888	139,909	21,198
Cash and cash equivalents at beginning of year	15,163	85,679	122,567	18,571

Cash and cash equivalents at end of year	85,679	122,567	262,476	39,769

Supplemental cash flow information:
Income tax paid	6,485	20,372	16,567	2,510

Supplemental disclosure non-cash activities:
Acquisition of property, plant and equipment through utilization of deposits	—	1,986	—	—
Prepaid land lease payments through utilization of deposits	—	—	21,305	3,228

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Total shareholders’ equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2008	57,714,400	462	12,624	(1,182)	9,804	44,110	65,818
Comprehensive income:
Net income	—	—	—	—	—	59,976	59,976
Foreign currency translation adjustments	—	—	—	(12,324)	—	—	(12,324)

Total comprehensive income							47,652
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(10,035)	(10,035)
Series B	—	—	—	—	—	(45,743)	(45,743)
Share-based compensation	—	—	5,121	—	—	—	5,121
Appropriation of statutory reserves	—	—	—	—	5,129	(5,129)	—

Balance as of December 31, 2008	57,714,400	462	17,745	(13,506)	14,933	43,179	62,813

Comprehensive income:
Net income	—	—	—	—	—	74,967	74,967
Foreign currency translation adjustments	—	—	—	(30)	—	—	(30)

Total comprehensive income							74,937
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(10,739)	(10,739)
Series B	—	—	—	—	—	(73,180)	(73,180)
Series B-1	—	—	—	—	—	(2,736)	(2,736)
Share-based compensation	—	—	10,308	—	—	—	10,308
Appropriation of statutory reserves	—	—	—	—	5,849	(5,849)	—

Balance as of December 31, 2009	57,714,400	462	28,053	(13,536)	20,782	25,642	61,403

Comprehensive income:
Net income	—	—	—	—	—	99,707	99,707
Foreign currency translation adjustments	—	—	—	(3,201)	—	—	(3,201)

Total comprehensive income							96,506
Accretion of redeemable convertible preferred shares:
Series A	—	—	—	—	—	(7,572)	(7,572)
Series B	—	—	—	—	—	(54,988)	(54,988)
Series B-1	—	—	—	—	—	(2,844)	(2,844)
Issuance of ordinary shares upon the initial public offering, net of offering expenses	38,047,500	259	385,743	—	—	—	386,002
Conversion of preferred shares to ordinary shares	41,059,700	278	470,507	—	—	—	470,785
Share-based compensation	—	—	7,995	—	—	—	7,995
Appropriation of statutory reserves	—	—	—	—	10,465	(10,465)	—

Balance as of December 31, 2010	136,821,600	999	892,298	(16,737)	31,247	49,480	957,287

Balance as of December 31, 2010, in US$’000	136,821,600	151	135,196	(2,536)	4,734	7,497	145,042

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of China Kanghui Holdings (the “Company”) and its wholly owned subsidiaries (“subsidiaries”), including Changzhou Kanghui Medical Innovation Co., Ltd. (“Changzhou Kanghui”), Beijing Libeier Biology Engineering Research Institute Co., Ltd. (“Beijing Libeier”) and Shanghai Zhikang Medical Devices Co., Ltd. (“Shanghai Zhikang”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral. The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2010 are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Changzhou Kanghui	August 25, 1997	the People’s Republic of China (“PRC”)	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Beijing Libeier	July 15, 1996 (Acquired July 31, 2008)	PRC	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Shanghai Zhikang	July 31, 2009	PRC	100%	Sale of medical instruments; dormant

China Kanghui Holdings was incorporated under the laws of the Cayman Islands on April 19, 2006. The Company does not have any substantive operations of its own and conducts its primary business operations through its subsidiaries, Changzhou Kanghui and Beijing Libeier. Changzhou Kanghui was incorporated in the People’s Republic of China (“PRC”) on August 25, 1997. The Company effected a reorganization in June 2006 by entering into an equity transfer agreement with Changzhou Kanghui’s shareholders, who transferred all their shares to the Company, for consideration of RMB50,400,000. The purpose of the reorganization was to establish a holding company for the future listing of Changzhou Kanghui. Therefore, all existing shareholders of Changzhou Kanghui received ordinary shares of the Company based on their ownership of interest in Changzhou Kanghui. The assets of the combined group after the reorganization are those of Changzhou Kanghui prior to the reorganization. The reorganization of Changzhou Kanghui in June 2006 was accounted for as a transaction without substance as described in FASB Technical Bulletin (“FTB”) No. 85-5, Issues Relating to Accounting for Business Combinations, and; therefore, the assets and liabilities were accounted for on the carryover basis. As a result, Changzhou Kanghui became a wholly owned subsidiary of the Company.

Effective July 31, 2008, the Company acquired the 100% equity interest in Beijing Libeier from the two individual shareholders for initial cash consideration of RMB148,500,000 and additional contingent consideration totaling up to approximately RMB34,202,000 (US$5,182,000). As a result, Beijing Libeier became a wholly owned subsidiary of the Company (see note 4).

Shanghai Zhikang was directly incorporated by Changzhou Kanghui in the PRC on July 31, 2009. Shanghai Zhikang has not yet commenced operations as of December 31, 2010.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On August 11, 2010, the Company completed its initial public offering (“IPO”) of 6,341,250 American Depositary Shares (“ADS”) at US$10.25 per ADS. Each ADS comprises six ordinary shares. The net proceeds to the Company from the offering amounted to approximately RMB374.2 million (USD56.7 million), net of offering expenses approximately RMB54.8 million (USD8.3 million).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, purchase price allocation of its acquisitions, allowance for doubtful accounts, reserve for sales returns, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, fair value estimates, realization of deferred tax assets, tax reserves, fair value of share options, and the realizable value for inventories. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed to be a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with VIE Subsections of ASC topic 810, Consolidation (“ASC 810”), which requires significant use of judgments in determining its application. When an entity is not deemed to be a VIE, the Company considers the guidance in the General Subsections to determine whether its financial interest in that entity constitutes a controlling financial interest. The Company consolidates (i) entities that are VIEs of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. All significant intercompany transactions and balances have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date control ceases.

In connection with the issuance of preferred shares in July 2006, January 2008 and April 2009, the holders of the preferred shares were provided with participating rights as defined in the preferred share agreements. As a result, the subsidiaries are considered VIEs in accordance with the VIE Subsections of ASC 810. In addition, the Company has the obligation to absorb the expected losses and the right to receive the expected residual returns of the subsidiaries by virtue of its 100% direct equity interests in the subsidiaries and, therefore, is determined to be the primary beneficiary.

As the VIEs are wholly owned by the Company, the VIEs are also referred to as subsidiaries throughout these notes.

Upon the completion of the IPO on August 11, 2010, all of the preferred shares outstanding were automatically converted into the ordinary shares. As a result, the participating rights granted to the preferred share holders no longer exist after the conversion and the subsidiaries are non-VIEs which the Company can control. Therefore, upon the IPO, the Company started consolidating the subsidiaries using the direct voting interest model.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation and Transactions

The Company’s PRC subsidiaries have determined their functional currencies to be the Chinese Renminbi (“RMB”) based on the criteria of ASC topic 830, Foreign Currency Matters. The Group uses the RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The functional currency of the Company is the United States dollar (“US$”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency-denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6000 to US$1.00 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than 90 days. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value.

Bills Receivable

To reduce the Group’s credit risk, the Group has required certain customers to pay for products using bills receivable. Bills receivable represent short-term notes receivable issued by financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

Short-Term Investments

The Group accounts for its short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt and Equity Securities. ASC 320 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The Group invests in debt instruments that it has classified as trading securities as it did not document its intent to hold the investments to maturity at acquisition. Unrealized and realized gains and losses associated with the trading securities are included in earnings.

Accounts Receivable and Allowance for Doubtful Accounts

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	20 years
Machinery and equipment	10 years
Electronic and office equipment	5 years
Motor vehicles	5 years
Computer Software	5 years

For property, plant and equipment acquired through a business combination, depreciation is recorded on a straight-line basis over their respective remaining estimated useful lives.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Prepaid Land Lease Payments

Prepaid land lease payments represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition.

Intangible assets with finite useful lives relate to patented technology, product certificates, customer relationships and patents. These intangible assets are amortized on a straight-line basis over the respective estimated useful lives ranging from 4 to 20 years.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Company’s goodwill and acquisition related intangible assets

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

outstanding at December 31, 2009 and 2010 were related to the Company’s acquisition of Beijing Libeier. In accordance with the provisions of ASC topic 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than the its carrying value, the difference is recognized an impairment loss. The Group determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups, including intangibles with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) which indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its estimated fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the periods presented.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, bills receivable, accounts receivable, short-term investments, certain other current assets, accounts payable, certain other current liabilities, and redeemable convertible preferred shares. The carrying values of these financial instruments, other than the redeemable convertible preferred shares, approximate their fair values due to their short-term maturities. The redeemable convertible preferred shares were initially recorded at issue price net of issuance costs. The Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable convertible preferred shares to equal the redemption value at the end of each reporting period (see note 17). The Group, with the assistance of an independent third-party valuation firm, determined the fair values of redeemable convertible preferred shares.

Revenue Recognition

The Group recognizes revenue from the sale of products when all of the following criteria within ASC subtopic 605, Revenue Recognition, are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The majority of the Group’s revenues are derived directly from sales to distributors, and in most cases, the Group’s sales arrangements are evidenced by distributor agreements or purchase orders based on master agreements. Customers generally take title and assume the risks and rewards of ownership of the products upon acceptance of

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the products, which generally occurs when products reach their destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group assesses a customer’s creditworthiness before accepting sales orders. When the criteria above are met, the Group records revenue upon delivery of the product. For certain distributors, the Group requires cash payment in advance of shipment, resulting in deferral of revenue until the time of delivery. The Group permits returns of its products by its distributors on a case-by-case basis, and returns have historically ranged from 3% to 5% of its net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. The Group has a sufficiently long period of returns experience from its distributors over its operating history, and the evaluation of this historical data enables the Group to reasonably estimate returns. Estimated returns are recorded as a reduction of net revenue in the same period revenue is recognized and an accrual for such returns is provided in the Group’s consolidated financial statements.

The Group offers sales incentives to certain large domestic distributors at a percentage of the annual sales revenue earned from the distributors based on achieving purchase and payment targets established on an annual basis. The Group estimates its obligations under such agreements based on an evaluation of the likelihood of the distributors’ achievement of the purchase and payment targets, giving consideration to the actual purchase and payment activity during the incentive period and, as appropriate, evaluation of distributors’ purchase and payment trends and history. The sales incentives are in the form of credits that can be applied to future purchases. The sales incentives are determined after the completion of the incentive period of one year, and can be applied to future purchases in the subsequent year. The Group provides an accrual for estimated amounts due and recognizes the incentives as a reduction of revenue.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

Cost of Revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Research and Development Costs

Research and development costs are expensed as incurred.

Government Grants

Government grants are provided by the relevant PRC municipal government authorities to reward the Group for the business achievements, subsidize the cost of certain research and development projects, and subsidize the construction of property, plant, and equipment. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

of the related depreciation expense. Government grants that are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities are classified as non-operating income upon receipt.

Income Taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to reduce deferred tax assets to the amount that is more-likely-than-not to be realized, based on the weight of available evidence. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group applies ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and/or penalties related to an uncertain position, if and when required, as part of “income tax expense” in the consolidated statements of operations.

Value-Added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. To the extent the Group paid more than collected, the difference represents a net VAT recoverable balance at the balance sheet date.

Leases

In accordance with ASC topic 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were approximately RMB1,070,000, RMB1,552,000 and RMB2,448,000 (US$371,000) for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no capital lease for any of the periods stated herein.

Share-Based Compensation

The Group’s employees participate in the Group’s stock option plan which is more fully discussed in note 20. The Group applies ASC topic 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the accompanying consolidated statements of operations.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with ASC 718, grant date fair value of share-based awards to employees is calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule based on service conditions.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Advertising Expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in selling expenses, amounted to approximately RMB1,137,000, RMB3,690,000 and RMB2,969,000 (US$450,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

Earnings Per Share

Earnings per share is computed in accordance with ASC topic 260, Earnings per Share. As the redeemable convertible preferred shares are participating securities and do not share in the losses of the Company, the two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the redeemable convertible preferred shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis when the impact is dilutive. In the event the if-converted method is anti-dilutive, then the two-class method should be used to compute diluted earnings per ordinary share, including the effect of potential ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per ordinary share by application of the treasury stock method. Basic and diluted earnings per ordinary share are presented in the Company’s consolidated statements of operations.

Share split

Ordinary and preferred share and per share data presented for all periods reflect the effects of a 1-for-10 share split, which was effected through a resolution by the Board of Directors on July 16, 2010.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of shareholders’ equity.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles—Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 to have a material impact on its consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, bills receivable, short-term investments and accounts receivable. As of December 31, 2010, substantially all of the Group’s cash and cash equivalents was deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. All bills receivable as of December 31, 2010 were short-term notes issued by the financial institutions located in the PRC with good reputation and high credit quality, and no endorsed or discounted undue bills exist. Accounts receivable are typically unsecured and are mainly derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. As of December 31, 2010, two customers accounted for, on an individual basis, 15% and 15% of the Group’s total accounts receivable, respectively. As of December 31, 2009, one single customer accounted for 15% of the Group’s total accounts receivable.

Concentration of customers

The Group mainly sells its products to distributors and sales to distributors account for a substantial portion of all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other manufacturers. Consequently, maintaining relationships with existing distributors

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the years ended December 31, 2008, 2009 and 2010, no individual customer contributed more than 10% of the Group’s total revenues, respectively.

Concentration of suppliers

A significant portion of the Company’s raw materials are sourced from its five largest suppliers, who collectively accounted for 66%, 61% and 54% of the Company’s total raw material purchases for the years ended December 31, 2008, 2009 and 2010, respectively. For the year ended December 31, 2008, four suppliers contributed, on an individual basis, 17%, 15%, 12% and 12%, respectively. For the year ended December 31, 2009, three suppliers contributed, on an individual basis, 20%, 18% and 11%, respectively. For the year ended December 31, 2010, three suppliers contributed, on an individual basis, 13%, 13%, and 10%, respectively. Failure to develop or maintain the relationships with these suppliers may cause the Company to identify other suppliers in order to manufacture its products. Any disruption in the supply of the raw materials to the Company may adversely affect the Company’s business, financial condition and results of operations.

Business and economic risk

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility and foreign currency exchange rate risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual-rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4. ACQUISITION

In April 2008, the Company entered into an equity transfer agreement to acquire all of the outstanding shares of Beijing Libeier for RMB148,500,000 in cash, and additional contingent future payments totaling up to approximately RMB34,202,000 based on the performance of the Beijing Libeier business for each of the years ended December 31, 2008 and 2009 (inclusive of pre-acquisition and post-acquisition results). Effective July 31, 2008, the Company completed the acquisition of Beijing Libeier at which time Beijing Libeier became a 100% owned subsidiary of the Company. The acquisition of Beijing Libeier was designed to complement the

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company’s existing network of development, manufacture and sales of medical implants and instruments. The results of Beijing Libeier’s operations have been included in the Company’s consolidated financial statements commencing July 31, 2008.

As it was determined that the operating results of Beijing Libeier satisfied the performance criteria within the agreement for both years, additional consideration is distributable to the former shareholders of Beijing Libeier. The Company has recorded the fair value of the consideration issuable as of each balance sheet date as an additional cost of the acquisition. The purchase price allocation for the acquisition is primarily based on valuations determined by the Company with the assistance of an independent third party valuation firm. The consideration was more than the fair value of the net identifiable assets which led to the realization of goodwill. The purchase price was allocated to net assets acquired at fair value on the acquisition date, including the amount due upon resolution of the contingent consideration, as follows:

RMB’000
Goodwill*	131,527
Current assets	24,571
Plant and equipment	4,105
Intangible assets	55,261
Deferred tax assets, non-current	109
Deposit for non-current assets	675
Uncertain tax positions	(1,894)
Current liabilities	(17,837)
Deferred tax liabilities, non-current	(13,815)

Total consideration	182,702
Consideration paid in 2008	(148,500)

Contingent consideration paid in 2010	34,202

*	It represents the goodwill generated from the acquisition of Beijing Libeier in 2008 amounting to RMB130,985,000 and the adjustment as a result of contingent consideration paid in 2010 amounting to RMB542,000 (note 13).

The Company has evaluated the fair value of the acquired intangible assets, and has assigned the following values to intangible assets: RMB3,044,000 to the patented technology, to be amortized over the remaining 92 months of the patent; RMB2,463,000 to customer relationships, to be amortized over 48 months and RMB49,754,000 to product certificates, to be amortized over 240 months.

The results of operations of Beijing Libeier have been included in the consolidated financial statements since the merger date of July 31, 2008. The unaudited pro forma data presented below assumes that the merger occurred as of January 1, 2008, and includes pro forma adjustments to (i) increase depreciation expense to reflect the plant and equipment acquired in the merger, and (ii) increase amortization expense to reflect the intangible assets acquired in the merger. The unaudited pro forma results do not purport to be indicative of the results of operations that would have occurred had the merger been consummated as of January 1, 2008.

For the year ended December 31, 2008
(RMB in thousands, except per share data)
Net revenue	158,532
Net income	68,368
Earnings per ordinary share:
Basic	0.13
Diluted	0.13

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. SHORT-TERM INVESTMENTS

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Trading securities	6,000	—	—
Held-to-maturity securities
Fixed-rate investments	21,044	266,673	40,405

Total short-term investments	27,044	266,673	40,405

As of December 31, 2009 and 2010, all the fixed-rate investments were time deposits in commercial banks and financial institutions with an original maturity of less than one year.

During the years ended December 31, 2008, 2009 and 2010, the Company recorded short-term investment gains and interest income of approximately RMB17,000, RMB306,000 and RMB2,021,000 (US$306,000), respectively, in the consolidated statements of operations.

The following table summarizes the estimated fair value of fixed-rate investments as of December 31, 2009 and 2010:

	Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Fair value	Fair value
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
December 31, 2010
Fixed-rate investments	266,673	767	—	267,440	40,521

December 31, 2009
Fixed-rate investments	21,044	219	—	21,263	3,115

6. FAIR VALUE MEASUREMENTS

The Company applies ASC topic 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures cash equivalents and trading securities at fair value. Fixed-rate investments are classified as held-to-maturity securities and stated at the amortized cost. Cash equivalents, fixed-rate investments and trading securities are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Cash equivalents
Time deposits	24,278	—	—	24,278	3,678
Short-term investments:
Fixed-rate investments	—	267,440	—	267,440	40,521

	24,278	267,440	—	291,718	44,199

	Fair value measurement at December 31, 2009 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2009
	RMB’000	RMB’000	RMB’000		RMB’000
Cash equivalents
Time deposits	3,000	—	—		3,000
Short-term investments:
Fixed-rate investments	—	21,263	—		21,263
Trading securities	—	6,000	—		6,000

	3,000	27,263	—		30,263

The Company does not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2009 and 2010.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE, NET

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Accounts receivable	44,583	56,865	8,616
Allowance for doubtful accounts	(1,381)	(1,734)	(263)

Accounts receivable, net	43,202	55,131	8,353

Movement in allowance for doubtful accounts:
Balance at beginning of the year	(1,587)	(1,381)	(209)
Provision for bad debts	(534)	(1,200)	(182)
Write-off against allowance for doubtful accounts	740	847	128

Balance at end of the year	(1,381)	(1,734)	(263)

The additions of allowance for doubtful accounts were charged to general and administrative expenses for the years presented.

8. INVENTORIES, NET

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Raw materials	19,088	19,953	3,023
Work-in-progress	17,533	16,049	2,432
Finished goods	39,053	50,264	7,616

	75,674	86,266	13,071

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2008, 2009 and 2010 were RMB292,000, RMB764,000 and RMB1,271,000 (US$193,000), respectively.

9. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Prepayments to suppliers*	1,683	6,415	972
Prepaid expenses	4,967	823	125
Deferred IPO costs**	1,722	—	—
D&O insurance fee***	—	1,507	228
Others	1,540	2,948	447

	9,912	11,693	1,772

*	It represents interest-free non-refundable partial payments to suppliers associated with contracts the Group enters into for the future scheduled delivery of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the raw materials. To date, the Group has not experienced any loss on prepayments to suppliers.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**	It represents the deferred costs incurred by the Group directly attributable to the Company’s pursuit of an IPO in the U.S. market, which are incremental to the Group and will be charged against the gross proceeds received from the expected IPO.
***	It represents the unamortized balance of director and officer insurance.

10. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Buildings	21,557	21,557	3,266
Machinery and equipment	74,955	87,653	13,281
Electronic and office equipment	6,355	6,950	1,053
Motor vehicles	3,285	5,768	874
Computer software	933	1,138	172

	107,685	123,066	18,646
Less: Accumulated depreciation	(34,598)	(44,731)	(6,777)

Property, plant and equipment, net	72,487	78,335	11,869

Construction in progress	—	28,902	4,379

Total	72,487	107,237	16,248

Depreciation expenses were approximately RMB8,213,000, RMB9,192,000 and RMB10,365,000 (US$1,570,000) for the years ended December 31, 2008, 2009 and 2010, respectively, and were included in the following captions:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenue	6,513	7,291	8,475	1,284
Selling expenses	111	364	335	51
General and administrative expenses	1,442	1,396	1,282	194
Research and development costs	147	141	273	41

	8,213	9,192	10,365	1,570

11. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Patented technology	3,044	3,044	461
Product certificates	49,754	49,754	7,539
Customer relationships	2,463	2,463	373
Patents	466	466	71

	55,727	55,727	8,444
Less: Accumulated amortization	(5,139)	(8,732)	(1,323)

	50,588	46,995	7,121

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible amortization expenses were approximately RMB1,552,000, RMB3,594,000 and RMB3,594,000 (US$545,000) for the years ended December 31, 2008, 2009 and 2010, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	RMB’000	US$’000
2011	3,593	544
2012	3,335	505
2013	2,891	438
2014	2,884	437
2015	2,884	437

	15,587	2,361

12. PREPAID LAND LEASE PAYMENTS

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Prepaid land lease payments	2,764	24,069	3,647
Less: Accumulated amortization	(393)	(771)	(117)

	2,371	23,298	3,530

For each of the next five years starting from January 1, 2011, annual amortization expenses of the prepaid land lease payments is expected to be approximately RMB486,000 (US$74,000).

13. GOODWILL

Goodwill is comprised of the following:

	For the year ended December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Balance at beginning of year	113,726	130,985	19,846
Goodwill adjustment as a result of contingent consideration	17,259	542	82

Balance at end of year	130,985	131,527	19,928

No impairment loss was recognized in any of the years presented.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Deposits for purchase of property, plant and equipment*	494	15,307	2,319
Deposit for prepaid land lease payments**	21,305	—	—
Deposit for acquisition of Beijing Wei Rui Li***	—	22,200	3,364

	21,799	37,507	5,683

*	It represents interest-free non-refundable partial payments to suppliers associated with contracts the Group entered into for the future scheduled purchases of equipment. The remaining contractual obligations associated with these purchase contracts are approximately RMB1,596,000 and RMB3,408,000 (US$516,000) as of December 31, 2009 and 2010, respectively, and is included in the amount disclosed as purchase commitments in note 23. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to ordering the equipment and subsequently. To date, the Group has not experienced any loss on deposits to suppliers.
**	It represents interest-free non-refundable payments to a local government associated with a contract the Group entered into for the acquisition of land use rights. The amount per the contract has been fully paid by the Group. This deposit was transferred to prepaid land lease payments and the amortization commenced when the Company obtained the right to use the land in 2010.
***	It represents deposit for acquisition of Beijing Wei Rui Li Medical Device Co., Ltd. (“Beijing Wei Rui Li”) (note 26).

15. ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Accrued sales returns	5,023	6,229	944
Accrued sales incentives	5,867	8,206	1,243
Salary and welfare payable	6,882	4,131	626
Social funds payable	7,769	7,758	1,175
Business and other taxes payable	6,130	8,803	1,334
Government grants	500	—	—
Customer deposits*	2,336	3,735	566
Deposits	3,342	5,285	801
Accrual for purchase of equipment	320	339	51
Others	1,558	2,947	447

	39,727	47,433	7,187

*	It represents cash payments received from customers in advance of the delivery of implants and instruments. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contracts.

16. DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2008, 2009, and 2010, the Group received approximately RMB1,348,000, RMB18,907,000 and RMB3,490,000 (US$529,000), respectively, in government grants from the relevant PRC government authorities.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Of the grants received during the years ended December 31, 2008, 2009 and 2010, RMB1,348,000, RMB9,807,000 and RMB3,490,000 (US$529,000), respectively, were provided to reward the Group for the business achievements.

The remaining government grants received during the year ended December 31, 2009 is required to be used in research and development projects and construction of property, plant, and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Group has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the cost of research and development are recorded as a reduction of the related research and development expenses. Grants that subsidize the construction cost of property, plant and equipment are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense.

Movements in deferred government grants are as follows:

	For the year ended December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Balance at beginning of year	—	7,832	1,187
Additions	9,100	—	—
Recognized in the statement of operations:
—corresponding with research and development costs	(1,062)	(2,053)	(311)
—corresponding with depreciation of property, plant and equipment	(206)	(268)	(41)

Balance at end of year	7,832	5,511	835

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES

On July 10, 2006, the Company issued 7,714,400 Ordinary Shares and 13,173,160 preferred shares (the “Series A Preferred Shares”) for an aggregate purchase price of US$3,000,000 and US$5,000,000 respectively, or US$0.39 per share for Ordinary Shares and $0.38 per share for Series A Preferred Shares respectively. In connection with the issuance of the Series A Preferred Shares, the Company also issued Series A Warrants (the “Warrants”) on July 10, 2006 without additional consideration, to purchase up to 183,705,990 Series A Preferred Shares at the exercise price of US$0.001 per share, exercisable only if certain conditions are met.

On January 3, 2008, the Company issued 26,061,610 preferred shares (the “Series B Preferred Shares”) for an aggregate purchase price of US$27,500,000, or US$1.06 per share. In connection with the issuance of Series B Preferred Shares, the investors purchased from certain existing shareholders of the Company 9,109,390 Ordinary Shares for an aggregate purchase price of US$7,646,058 in accordance with the Ordinary Share Purchase Agreement, or US$0.84 per share. The Warrants issued with the issuance of Series A Preferred Shares were subsequently cancelled in connection with the issuance of Series B Preferred Shares.

On April 21, 2009, the Company issued 1,824,930 preferred shares (the “Series B-1 Preferred Shares”) for an aggregate purchase price of US$2,000,000, or US$1.10 per share.

The par value is US$0.001 per share for both ordinary and preferred shares.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The key terms of the Series A, Series B and Series B-1 Preferred Shares (collectively the “Preferred Shares”) are summarized below.

Dividends

No distribution shall be declared with respect to the Ordinary Shares at any time unless and until a distribution is likewise declared with respect to each outstanding Preferred Share based on their equivalent number of Ordinary Shares as converted.

Voting Rights

Each holder of the Series A, Series B and Series B-1 Preferred Shares is entitled to the number of votes equal to the number of shares of Ordinary Shares into which such holder’s Series A, Series B and Series B-1 Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the Ordinary Shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined in the Series A, Series B and Series B-1 Preferred Shares agreements, each holder of Series B Preferred Shares shall be entitled to receive, prior to and in preference to holders of Series A Preferred Shares, Ordinary Shares or any other classes of securities, an amount equal to 150% of the Series B original issuance price per Series B Share or the Series B-1 original issuance price per Series B-1 Share plus all dividends declared and unpaid with respect thereto (the “Series B Preference Amount”).

After distribution or payment of the Series B Preference Amount and before any distribution or payment shall be made to the holders of Ordinary Shares or any other classes of securities (other than Series B Preferred Shares), each holder of Series A Shares shall be entitled to receive an amount equal to 150% of the Series A original issue price per Series A Share, plus all dividends declared and unpaid with respect thereto (the “Series A Preference Amount”). If, upon any such liquidation, distribution, or winding up, the assets of the Company shall be insufficient to make payment in full on all Series A Shares of the Series A Preference Amount, then such assets shall be distributed among the holders of Series A Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

After distribution or payment of the Series A Preference Amount, the remaining assets of the Company available for distribution to the members shall be distributed among the holders of all classes of securities of the Company pro rata based on the number of Ordinary Shares, Series A and Series B Preferred Shares (on an as-converted basis), provided that the holders of Series A Shares shall not be entitled to receive any further distribution or payment of the remaining assets of the Company available for distribution when such holders of Series A Shares have received an amount (inclusive of the Series A Preference Amount) equal to 300% of the Series A original issue price, in aggregate.

Conversion Rights

The holders of the Series A and Series B Preferred Shares shall have conversion rights as follows:

•

The initial Conversion Price is US$0.38, US$1.06 and US$1.10 for Series A, Series B and Series B-1 Preferred Shares, respectively. The initial conversion ratio for Series A Shares, Series B Shares or Series B-1 Shares to Ordinary Shares shall be 1:1, subject to adjustment based on adjustments of the Series A Conversion Price, the Series B Conversion Price or the Series B-1 Conversion Price.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

Each Series A Share, Series B Share or Series B-1 Share shall automatically be converted, based on the then-effective Applicable Conversion Price, into Ordinary Shares upon either of (i) the closing of a Qualified IPO, which is defined in the preferred shares agreement as an IPO that values the Company at no less than US$350 million immediately prior to the IPO and that results in aggregate proceeds to the Company of no less than US$70 million, net of offering expenses, or (ii) in respect of the Series A Shares, the vote or written consent of the holders of more than 50% of the then outstanding Series A Shares (voting together as a single class) or in respect of the Series B Shares, the holders of more than 50% of the then outstanding Series B Shares (voting together as a single class), or in respect of the Series B-1 Shares, the holders of more than 50% of the then outstanding Series B-1 Shares (voting together as a single class), as the case may be.

•

If the Combined Net Earnings, which is the total audited net earnings of 2007 and 2008 on the U.S. GAAP basis, is less than US$16,000,000, the Series B Shareholders shall, at the election, be entitled to an adjustment on either the conversion price or the purchase price at their own discretion by following the pre-determined formula defined in the Series B Preferred Shares agreements. If the Target Combined Net Earnings of US$16,000,000 is not met, the Series B Conversion Price shall be automatically adjusted downward (but not upward) to a price determined in accordance with the pre-determined formula. Alternatively, the Series B Shareholders can elect the purchase price adjustment. The adjusted amount of the purchase price shall be the difference between the conversion price immediately prior to such adjustment and the conversion price immediately after such adjustment, multiplied by the number of the ordinary shares issuable immediately prior to such adjustment upon the conversion of the Series B Shares held by such Series B Shareholders.

Redemption

Pursuant to the Series A, Series B or Series B-1 Preferred Shares agreements, the Preferred Shares are subject to redemption as follows:

The Series A Preferred Shares are not redeemable until the occurrence of the earlier of: (i) upon a material and uncurable breach by the Company and upon written notice by a majority of Series A Shareholders and (ii) such time as the Company decides not to pursue an IPO.

Upon issuance of the Series B Preferred Shares, all the Preferred Shares were subject to the optional redemption at any time after three years from the original issue date of Series B Preferred Shares of January 3, 2008 at the request of holders of at least a majority of the then outstanding Series A Shares or the holders of at least forty-eight (48%) of the then outstanding Series B Preferred Shares (including the lead investor for so long as it holds any Series B Preferred Shares), in each case in respect of each series acting together as a single class on an as-converted basis. The redemption price is based on the pre-determined formula defined in the purchase agreements of the Preferred Shares, which requires an annual return rate of 20% for Series A Preferred Shares and 30% for Series B and Series B-1 Preferred Shares based on the number of calendar days from the date on which such Preferred Share was issued.

Repurchase rights on Founders’ Shares

Pursuant to the Preferred Shares agreements, Ordinary Shares held by Founders, which is defined as a group of individual Ordinary Shareholders, are Restricted Shares subject to the Repurchase Option and placed in escrow. 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares on the one year anniversary of the date of the first sale and issue of the Series A Shares. Thereafter, 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares and shall no longer be deemed Restricted Shares at the end of each subsequent year of continuous shareholding by such Founder, so that at the end of three

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

years of continuous shareholding in the Company, the entirety of the Restricted Shares held by such Founder shall have become Vested Shares and shall no longer be deemed Restricted Shares. Notwithstanding the foregoing, all the Restricted Shares shall be deemed vested upon a Qualified IPO as defined in the Preferred Shares agreements. When exercising the Repurchase Option, the Company shall have an irrevocable, exclusive option to repurchase (i) all or any portion of the Restricted Shares at a per share price equal to the greater of (1) US$0.001 and (2) the price paid by such Founder for each share (as adjusted for share splits, share combinations, recapitalizations, reclassifications or similar transactions), and (ii) all or any portion of the Vested Shares held by such Founder at a price equal to the Fair Market Value of such Ordinary Shares. All these Restricted Shares became fully vested in July 2009.

Additional Rights of Preferred Shareholders

In addition, the holders of Preferred Shares are provided with protective rights and participating rights as defined in the Preferred Shares agreements. The Company shall not (and shall not permit any member of the Group to) take certain actions without the affirmative vote of at least one Series A Director and the Series B Director. The matters requiring the affirmative vote of at least one Series A Director and the Series B Director include but are not limited to appointment or changing the compensation of any executive officer or member of senior management, changing the principal business, engaging in any new line of business, or ceasing to carry on any existing line of business, approving annual business plan or annual budget plan, or cause or make material alteration thereto. These rights caused the subsidiaries to be considered variable interest entities and consolidated under ASC subtopic 810-10, Variable Interest Entities.

Accounting for Series A, Series B and Series B-1 Preferred Shares

The Series A, Series B and Series B-1 Preferred Shares have been classified as mezzanine equity as these preferred shares can be redeemed at the option of the holders on or after an agreed upon date.

The total cash proceeds of US$8,000,000 were first allocated to warrants at their initial fair value of US$46,000, with the residual proceeds allocated to the Preferred Shares and Ordinary Shares on a relative fair value basis. The cash proceeds allocated to Ordinary Shares is US$1,541,450. The initial carrying amount of the Series A Preferred Shares is US$6,412,550 net of issuance costs of US$87,285. The initial carrying amount of the Series B Preferred Shares is the issue price at the date of issuance of US$27,500,000 net of issuance costs of US$112,750. The initial carrying amount of the Series B-1 Preferred Shares is the issue price at the date of issuance of US$2,000,000 net of issuance costs of US$68,422.

The holders of Series A, Series B and Series B-1 Preferred Shares have the ability to convert the instrument into the Company’s Ordinary Shares. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying Ordinary Shares are not publicly traded nor readily convertible into cash.

Beneficial conversion features exist when the conversion price of the redeemable convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the redeemable convertible preferred shares is then accreted to the redemption value using the effective interest method as a deemed dividend through retained earnings from the date of issuance to the earliest date of conversion. As the preferred shares are convertible at the date of issuance, the discount shall be accreted immediately to retained earnings at

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the date of issuance. On the issuance date of Series A, Series B and Series B-1 Preferred Shares, i.e. the commitment date, the most favorable conversion price is greater than the fair value per Ordinary Share. Therefore no beneficial conversion feature was recognized.

The performance-related purchase price adjustment is accounted for in accordance with ASC paragraph 815-15-25-1 as an embedded derivative, for which the fair value was immaterial as of and during the period from the issuance date to December 31, 2008. The contingent conversion price adjustment is accounted for as a contingent beneficial conversion feature. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No audited consolidated financial statements for 2007 under U.S. GAAP were available since the issuance of Series B Preferred Shares. For purposes of evaluating the Combined Net Earnings under the agreement, the Company and Series B Preferred Shareholders agreed to the utilize the summation of the 2007 consolidated net earnings (unaudited under U.S. GAAP) and the 2008 net earnings on a pro forma consolidated basis as if Beijing Libeier had been acquired as of January 1, 2008, and determined that the combined net earnings exceeded the Target Combined Net Earnings of US$16,000,000. As such, the parties consider the contingency resolved without adjustment to the purchase price or the conversion price.

The Company concluded that the Series A, Series B and Series B-1 Preferred Shares are not redeemable currently, but it is probable that the Series A and Series B Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Series A, Series B and Series B-1 Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of US$8,032,786, US$12,681,748 and US$9,596,761 related to Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2008, 2009 and 2010, respectively.

On August 11, 2010, the holders of Series A, Series B and Series B-1 Preferred Shares elected to convert each of the Series A, Series B and Series B-1 Preferred Share into Ordinary Shares based on the initial 1:1 conversion ratio and the initial conversion price of US$0.38, US$1.06 and US$1.1, respectively, upon the IPO.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the three years ended December 31, 2010, no cash dividends were declared by the Company on the Series A, Series B and Series B-1 Preferred Shares.

	Series A	Series B	Series B-1	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Mezzanine equity—Balance as of January 1, 2008	50,424	—	—	50,424
Issuance of Series B Preferred Shares	—	200,160	—	200,160
Less: Series B Preferred Shares issuance costs	—	(821)	—	(821)
Accretion of redeemable convertible preferred shares	10,035	45,743	—	55,778

Mezzanine equity—Balance as of December 31, 2008	60,459	245,082	—	305,541

Issuance of Series B-1 Preferred Shares	—	—	13,651	13,651
Less: Series B-1 Preferred Shares issuance costs	—	—	(466)	(466)
Accretion of redeemable convertible preferred shares	10,739	73,180	2,736	86,655

Mezzanine equity—Balance as of December 31, 2009	71,198	318,262	15,921	405,381

Accretion of redeemable convertible preferred shares	7,572	54,988	2,844	65,404
Less: Conversion of preferred shares into ordinary shares	(78,770)	(373,250)	(18,765)	(470,785)

Mezzanine equity—Balance as of December 31, 2010	—	—	—	—

Mezzanine equity—Balance as of December 31, 2010, in US$’000	—	—	—	—

18. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Changzhou Kanghui and Beijing Libeier were established as foreign-invested enterprises and, therefore, are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts restricted include paid-in capital, capital surplus and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of approximately RMB469,327,000 (US$71,110,000) as of December 31, 2010; therefore, in accordance with Rules 5-04 and 4-08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 are disclosed in note 27.

19. TAXATION

Enterprise income tax

Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiaries located in the PRC.

China

Prior to January 1, 2008, PRC enterprise income tax (“EIT”) generally assessed tax at the rate of 33% of taxable income.

In March 2007, a new PRC enterprise income tax law (the “New EIT Law”) was enacted, which was effective on January 1, 2008. Among other changes, the New EIT Law provides a statutory tax rate of 25% and certain tax incentives for encouraged industries, activities and operations in particular geographic locations.

In 2006, the Company’s PRC subsidiary, Changzhou Kanghui, was granted a 5-year manufacturing tax holiday commencing in 2006 which allows it to utilize a two-year 100% exemption followed by a three-year half-reduced EIT rate. During 2008, Changzhou Kanghui received approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15%. The HNTE status is subject to annual qualification and tri-annual renewal. Because tax incentives provided under the EIT and New EIT Law cannot be utilized concurrently by an enterprise, Changzhou Kanghui chose to apply the tax holiday under the EIT. Its applicable tax rate is 12.5% for years 2008 to 2010 and 25% post-2010.

In December 2008, the Company’s other PRC subsidiary, Beijing Libeier, received approval as a HNTE effective from 2008 to 2010. Its applicable tax rate is 15% for the years 2008 to 2010 and 25% post-2010.

According to the tax regulations, both Changzhou Kanghui and Beijing Libeier are subject to a renewal process for HNTE after year 2010. Based on the Company’s evaluation of information available, there is uncertainty as to whether Changzhou Kanghui and Beijing Libeier will continue to meet some of the HNTE criteria. As a result, the Company determined that it was more-likely-than-not that the PRC tax authority would conclude that not all the HNTE criteria have been met and Changzhou Kanghui and Beijing Libeier would not be eligible to apply the HNTE preferential tax rate of 15% in estimating its tax expense for the years after December 31, 2010. Therefore the statutory tax rate of 25% is used for deferred tax calculation for years after 2010 until such time when the HNTE renewal is received.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New CIT Law. The Company has analyzed the applicability of this law as of December 31, 2010, and recorded a liability for the uncertain tax positions. The Company will continue to monitor changes in the interpretation or guidance of this law.

Income (loss) before income taxes consists of:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Cayman Islands	(2,152)	(10,312)	(8,972)	(1,359)
PRC	65,924	97,663	115,840	17,551

	63,772	87,351	106,868	16,192

The current and deferred components of income tax expense (benefit) appearing in the consolidated statements of operations are as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Current tax expense	7,432	16,184	11,230	1,702
Deferred tax benefit	(3,636)	(3,800)	(4,069)	(617)

	3,796	12,384	7,161	1,085

A reconciliation of the differences between the statutory tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Income before income taxes	63,772	87,351	106,868	16,192

Income tax computed at applicable tax rates (25%)	15,943	21,838	26,717	4,048
Effect of different tax rates in different jurisdictions	1,285	2,578	2,243	340
Non-deductible expenses	259	390	622	94
Effect of tax holidays	(6,888)	(8,307)	(9,526)	(1,444)
Effect of HNTE preferential tax rate	(941)	(3,008)	(3,929)	(595)
Effect of tax rate changes	(3,430)	(1,214)	(2,563)	(388)
Uncertain tax positions	(1,826)	(3,499)	(5,961)	(903)
Effect of tax concessions and allowances	(606)	(672)	(442)	(67)
Withholding income tax in relation to reinvestment	—	4,278	—	—

	3,796	12,384	7,161	1,085

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The benefit of the tax holidays per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Basic	(0.12)	(0.14)	(0.11)	(0.02)

Diluted	(0.12)	(0.14)	(0.09)	(0.01)

Deferred Tax

The significant components of deferred taxes are as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Deferred tax assets, current portion:
Accounts receivable, net	3,149	3,722	564
Write-down of inventories	1,331	1,649	250
Sales incentives and returns	1,799	3,694	560
Accrued expenses	292	1,019	154
Accrued social funds	1,571	1,923	291
Deferred revenue	214	127	19

	8,356	12,134	1,838

Deferred tax assets, non-current portion:
Property, plant and equipment	712	1,058	160
Deferred revenue	1,958	1,378	209

	2,670	2,436	369

Deferred tax liabilities, non-current portion:
Intangible assets	12,225	11,700	1,773

As of December 31, 2010, the Company intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Uncertain tax positions

As of December 31, 2009 and 2010, the Group recorded a liability of approximately RMB12,297,000 and RMB7,595,000 (US$1,151,000) for uncertain tax positions related to the Group, which based on the facts and circumstances, including, notably, the uncertainty of the interpretation of and administrative practices associated with the applicable PRC tax law, may be considered a PRC tax resident. It is possible that the amount of uncertain tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized will impact tax expense. The Group has accrued for interest related to uncertain tax positions of RMB848,000 and RMB409,000 (US$62,000) as of December 31, 2009 and 2010. The tax years ended December 31, 2005 to 2006 remain open to examination by the tax authorities.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A roll-forward of accrued uncertain tax positions is as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	15,689	14,653	12,297	1,863
Addition from acquisition of Beijing Libeier	1,894	—	—	—
Additions based on tax positions related to the current year	746	1,063	1,016	154
Reversal based on tax positions related to the current year	(3,676)	(3,419)	(5,718)	(866)

Balance at end of year	14,653	12,297	7,595	1,151

20. EMPLOYEE SHARE OPTIONS

On July 31, 2006, the Company adopted a share incentive plan (the “2006 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2006 Plan, the Company may issue options to the 2006 Plan Participants to purchase not more than 12,509,570 ordinary shares. All options granted under the 2006 Plan would expire after eight years from the grant date and vest over 2 to 4 years. As of December 31, 2010, options to purchase 12,509,570 ordinary shares were granted and outstanding with an exercise price US$0.3201 per share. No options were granted in 2010 under the 2006 plan.

On January 8, 2008, the Company adopted a share incentive plan (the “2008 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2008 Plan, the Company may issue options to participants to purchase not more than 4,599,110 ordinary shares. All options granted under the 2008 Plan would expire after eight years from the grant date and vest over 2 to 4 years. As of December 31, 2010, options to purchase 4,284,060 ordinary shares were granted and outstanding with an exercise price US$0.9485 per share, and options to purchase 315,050 ordinary shares were granted and outstanding with an exercise price US$1.1856 per share. Options to purchase 2,193,110 ordinary shares were granted in 2010 under the 2008 plan, including 30,000 ordinary shares were forfeited and again granted.

On April 22, 2009, the Company adopted a share incentive plan (the “2009 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and con sultants of the Group. Under the 2009 Plan, the Company may issue options to participants to purchase not more than 322,040 ordinary shares. All options granted under the 2009 Plan would expire after eight years from the grant date and vest over 4 years. As of December 31, 2010, options to purchase 16,000 ordinary shares were granted and outstanding with an exercise price US$0.9485 per share, and options to purchase 306,040 ordinary shares were granted and outstanding with an exercise price US$1.1856 per share. Options to purchase 306,040 ordinary shares were granted in 2010 under the 2009 plan.

On July 16, 2010, the Board of Directors of the Company approved the 2010 Share Incentive Plan (the “2010 Plan”) in order to permit grants of certain equity incentives to certain employees, directors, officers and so on, under which a total of 4,067,169 ordinary shares have been reserved for issuance. As of December 31, 2010, no options to purchase ordinary shares were granted under the 2010 plan.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes employee share-based awards activity during the year ended December 31, 2010:

Share options granted to employees	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$		US$
Outstanding, December 31, 2009	14,961,570	0.4231	5.89	5,935,760
Granted	2,499,150	1.0074
Exercised	—	—
Forfeited	(30,000)	0.9485
Expired	—	—
Outstanding, December 31, 2010	17,430,720	0.5060	4.97	44,954,273
Vested and expected to vest as of December 31, 2010	17,430,720	0.5060	4.97	44,954,273
Exercisable as of December 31, 2010	13,567,162	0.3975	4.87	36,462,138

	Number of options	Total fair value
		US$
Vested during the year ended December 31, 2008	1,470,700	74,665
Vested during the year ended December 31, 2009	5,301,590	1,493,528
Vested during the year ended December 31, 2010	5,027,852	1,595,271

Total compensation cost related to non-vested awards not yet recognized as of December 31, 2010 was approximately RMB6,772,000 (US$1,026,000), which is expected to be recognized over a weighted-average period of 2.61 years.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2010.

The Company calculated the estimated grant-date fair value of the share options granted in 2006, 2008, 2009 and 2010 using a binomial-lattice model based on the following weighted-average assumptions:

	2006	2008	2009	2010
Risk-free interest rate	4.96%	3.70%~3.77%	2.74%	3.22%~3.39%
Dividend yield	—	—	—	—
Expected volatility range	31.6%	28.09%~29.61%	29.49%	27.98%~29.25%
Sub-optimal early exercise factor	1.5-3 times	1.5-3 times	1.5-3 times	1.2-2.3 times

The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the same industry as the Company. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of the exercise behavior of the grantees. The risk-free interest rates are based on zero coupon U.S. risk-free rate for the terms consistent with the expected life of the award at the time of grant. Forfeitures were estimated based on historical experience. The fair value of the ordinary shares at the option grant dates was determined with assistance from an independent valuation firm. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2008, 2009 and 2010 were US$0.32, US$0.21 and US$0.45 per share, respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total compensation expense relating to share options recognized for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenue	167	205	191	29
Selling expenses	320	414	455	69
General and administrative expenses	4,506	9,519	7,158	1,084
Research and development costs	128	170	191	29

	5,121	10,308	7,995	1,211

21. RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Mr. Libo Yang	Director and general manager of Changzhou Kanghui

Beijing Keyibangen Medical Instruments Co., Ltd. (“Keyibangen”)	A company controlled by immediate family members of management of the Group

Changzhou Outeke Medical Instruments Co., Ltd. (“Outeke”)	Purchase of service from a company, in which an immediate family member of a director of Changzhou Kanghui is a shareholder

Changzhou Kangdi Medical Stapler Co., Ltd. (“Kangdi”)	A company controlled by some individual shareholders of Changzhou Kanghui

Changzhou Baikangte Medical Instruments Co., Ltd. (“Baikangte”)	A company controlled by the immediate family members of some individual shareholders of Changzhou Kanghui

Mr. Qian Guo	Management of the Group

Ms. Hongxin Nie	Management of the Group

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	The Group had the following related party transactions for the years ended December 31, 2008, 2009 and 2010:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Purchase of raw materials from:
—Outeke	341	—	—	—
—Kangdi	—	9	—	—
Purchase of services from:
—Outeke	1,824	6,276	4,401	667
Services provided to:
—Kangdi	172	59	—	—
Sales of raw materials to:
—Outeke	56	198	—	—
—Kangdi	—	42	—	—
—Baikangte	—	—	661	100
Operating leases provided to:
—Outeke	314	314	314	48
Operating leases from:
—Ms. Hongxin Nie	90	216	216	33
—Kangdi	—	240	240	36
Loan provided to:
—Mr. Libo Yang	19,137	—	—	—
—Kangdi	6,560	—	—	—
Repayment of loans from:
—Kangdi	6,000	560	—	—

c)	The Group had the following related party balances at the end of the years:

	December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
Amount due from related parties:
—Mr. Libo Yang	19,119	—	—
—Outeke	1,307	—	—
—Baikangte	—	312	47
—Kangdi	42	332	50

	20,468	644	97

Amount due to related parties:
—Mr. Qian Guo	32,539	—	—
—Ms. Hongxin Nie	1,122	—	—
—Keyibangen	4,963	2,592	393
—Outeke	327	1,199	181
—Kangdi	9	249	38

	38,960	4,040	612

All balances with the related parties as of December 31, 2009 and 2010 were unsecured, interest-free and have no fixed terms of repayment.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB5,504,000, RMB6,080,000 and RMB6,939,000 (US$1,051,000) for the years ended December 31, 2008, 2009 and 2010, respectively.

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2010:

	RMB’000	US$’000
2011	848	128
2012	357	54
2013	80	12
2014	84	13
2015	88	13
2016 and thereafter	1,772	269

	3,229	489

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2008, 2009 and 2010, total rental expenses for all operating leases amounted to approximately RMB1,070,000, RMB1,552,000 and RMB2,448,000 (US$371,000), respectively.

Purchase commitments

The Group has commitments to purchase certain manufacturing equipment of approximately RMB117,334,000 (US$17,778,000), which consist of the following as of December 31, 2010:

	RMB’000	US$’000
2011	115,234	17,460
After 2011	2,100	318

Total	117,334	17,778

Acquisition commitments

As disclosed in note 26, the Group has committed to purchase 60% shares of Beijing Wei Rui Li. Excluding the deposit of RMB22,200,000 paid during 2010, the remaining consideration of RMB7,800,000 (US$1,182,000) is scheduled to be paid in one year.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As disclosed in note 26, the Group has committed to purchase a building in Shanghai from Shanghai Jinling Co., Ltd. Excluding the deposit of RMB6,000,000 paid during 2010, the remaining consideration of RMB54,578,893 (US$8,269,529) is scheduled to be paid in one year.

Legal proceedings

The Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business from time to time. The Group is not currently a party to, nor is it aware or, any legal proceeding, investigation or claim which, in the opinion of management, is likely to have a material adverse effect on its business, financial condition or results of operations.

24. SEGMENT REPORTING

In accordance with ASC topic 280, Segment Reporting, the Group chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment that includes primarily development, manufacturing and sales of medical implants and instruments.

For the years ended December 31, 2008, 2009 and 2010, no single customer contributed more than 10% of the Group’s total revenues.

Geographic disclosures:

The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
The PRC	107,030	140,915	183,321	27,776
Japan	296	9,605	7,310	1,108
United States	6,886	9,403	7,208	1,092
Venezuela	—	—	7,057	1,069
Turkey	8,031	4,805	6,711	1,017
Iran	2,391	3,052	4,557	690
Egypt	4,095	3,631	4,043	613
Colombia	—	1,893	3,559	539
Switzerland	—	—	3,516	533
United Kingdom	2,620	1,980	1,328	201
Others	8,297	9,047	14,144	2,143

	139,646	184,331	242,754	36,781

All of the Group’s long-lived assets are located in the PRC.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Product category disclosures:

The following table summarizes the Group’s net revenues by product category:

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Trauma	91,910	113,379	154,206	23,365
Spine	39,777	50,057	68,210	10,335
Others	7,959	20,895	20,338	3,081

	139,646	184,331	242,754	36,781

25. EARNINGS PER SHARE

The Company’s redeemable convertible preference shares are participating securities because preferred shareholders are entitled to liquidation preference first and then share pro rata with the ordinary shareholders in any remaining liquidation proceeds. The conversion ratio between preferred shares and ordinary shares is 1:1.

Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings on the basis of the total weighted-average shares outstanding during the period.

Basic and diluted earnings (loss) per share for each of the years presented is calculated as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net income	59,976	74,967	99,707	15,107
Accretion of redeemable convertible preferred shares:
—Series A	(10,035)	(10,739)	(7,572)	(1,147)
—Series B	(45,743)	(73,180)	(54,988)	(8,332)
—Series B-1	—	(2,736)	(2,844)	(431)
Earnings allocated to participating preferred shareholders	(1,695)	—	(7,582)	(1,149)

Net income (loss) attributable to ordinary shareholders:	2,503	(11,688)	26,721	4,048

Denominator:
Number of ordinary shares outstanding, opening	57,714,400	57,714,400	57,714,400	57,714,400
Weighted-average number of ordinary shares issued	—	—	30,693,657	30,693,657

Weighted-average number of ordinary shares outstanding—basic	57,714,400	57,714,400	88,408,057	88,408,057

Dilutive effect of share options	2,222,530	—	11,938,555	11,938,555

Weighted-average number of ordinary shares outstanding—diluted	59,936,930	57,714,400	100,346,612	100,346,612

Earnings (loss) per ordinary share:
—basic	0.04	(0.20)	0.30	0.05

—diluted	0.04	(0.20)	0.27	0.04

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The effects of Series A and Series B Redeemable Convertible Preferred Shares have been excluded from the computation of diluted earnings per ordinary share for the year ended December 31, 2008 as they are anti-dilutive.

The effects of share options and Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares have been excluded from the computation of diluted loss per ordinary share for the year ended December 31, 2009 as they are anti-dilutive.

The effects of Series A, Series B and Series B-1 Redeemable Convertible Preferred Shares have been excluded from the computation of diluted earnings per ordinary share for the year ended December 31, 2010 as they are anti-dilutive.

26. SUBSEQUENT EVENTS

On January 3, 2011, the Company entered into an agreement with Consensus Orthopedics, Inc. (“Consensus”), a privately-held company incorporated in California, United States, pursuant to which the Company agreed to purchase 16 million Series E preferred shares of Consensus at a purchase price of $0.25 per share. As a result, Changzhou Kanghui will hold 15.8% of Consensus. Changzhou Kanghui will account for the investment under the cost method, because the preferred shares are not considered either equity or debt security under ASC 320, Investments-Debt and Equity Securities, or in-substance ordinary shares due to certain rights available to preferred shareholders but not to ordinary shareholders.

On January 13, 2011, Changzhou Kanghui signed a contract with Shanghai Jinling Co., Ltd. to purchase a building in Shanghai. The total consideration is approximately RMB60,579,000 (US$9,179,000). As of December 31, 2010, RMB6,000,000 (US$909,000) has been paid as a deposit.

On January 31, 2011, the Company set up a wholly-owned subsidiary, TGM Medical, Inc., (“TGM”) in the state of Delaware of the United States to expand the business. As of the report date, TGM does not have any operation.

On March 23, 2011, Changzhou Kanghui acquired 60% equity interest of Beijing Wei Rui Li, for a cash consideration of RMB30,000,000 (US$4,545,000). The results of operation of Beijing Wei Rui Li since the acquisition date will be included in the Company’s consolidated financial statements thereon. The preliminary purchase price allocation is as follows:

RMB’000
Goodwill	24,366
Current assets	2,107
Non-current assets	414
Non-current deferred tax asset	156
Intangible assets	19,388
Current liabilities	(2,975)
Non-current deferred tax liability	(4,847)

38,609
Less: Fair value of non-controlling interest	8,609

Total consideration	30,000

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2009	2010
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	17,956	44,200	6,697
Other receivables	332	1,893	286
Amount due from related parties	19,119	134,937	20,445

Total current assets	37,407	181,030	27,428

Non-current assets:
Investment in subsidiaries	464,190	822,234	124,581

Total assets	501,597	1,003,264	152,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Uncertain tax positions	746	746	113
Accrued expense	—	421	64
Amount due to subsidiaries	406	44,810	6,790
Amount due to related parties	33,661	—	—

Total current liabilities	34,813	45,977	6,967

Mezzanine equity:
Series A redeemable convertible preferred shares	71,198	—	—
Series B redeemable convertible preferred shares	318,262	—	—
Series B-1 redeemable convertible preferred shares	15,921	—	—

Total mezzanine equity	405,381	—	—

Shareholders’ equity:
Ordinary shares	462	999	151
Additional paid-in capital	28,053	892,298	135,196
Accumulated other comprehensive loss	(13,536)	(16,737)	(2,536)
Retained earnings	46,424	80,727	12,231

Total shareholders’ equity	61,403	957,287	145,042

Total liabilities, mezzanine equity and shareholders’ equity	501,597	1,003,264	152,009

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of operations

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Revenue	—	—	—	—
Cost of revenue	(167)	(205)	(194)	(29)
Selling expenses	(320)	(414)	(461)	(70)
General and administrative expenses	(4,561)	(9,690)	(9,764)	(1,480)
Research and development costs	(128)	(170)	(194)	(29)

Operating income	(5,176)	(10,479)	(10,613)	(1,608)
Interest income	3,023	168	1,640	248
Investment income	62,874	89,557	108,680	16,467

Income before income taxes	60,721	79,246	99,707	15,107
Income tax expense	(745)	(4,279)	—	—

Net income	59,976	74,967	99,707	15,107

Condensed statements of cash flows

	For the year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Net cash generated from (used in) operating activities	(16,135)	15	(2,756)	(418)
Net cash used in investing activities	(155,629)	(13,657)	(362,735)	(54,960)
Net cash generated from financing activities	199,539	13,185	394,936	59,839
Exchange rate effect on cash	(12,323)	(31)	(3,201)	(485)

Net increase in cash and cash equivalents	15,452	(488)	26,244	3,976
Cash and cash equivalents at beginning of the year	2,992	18,444	17,956	2,721

Cash and cash equivalents at end of the year	18,444	17,956	44,200	6,697

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented.