Form 20-F
period 2011-12-31
China Kanghui Holdings
filed 2012-04-30
CIK 1495660

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 140,401,842

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                             Accelerated filer  ☒                            Non-accelerated filer  ☐

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

CHINA KANGHUI HOLDINGS

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.001 per share;

•	“ADSs” are to our American depositary shares, each of which represents six ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC subsidiaries” are to our subsidiaries incorporated in the People’s Republic of China, including Changzhou Kanghui, Beijing Libeier, Shanghai Zhikang and Wei Rui Li;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“domestic sales” and “international sales” are to sales of our proprietary products;

•

“OEMs” are to original equipment manufacturers. OEM sales, while almost entirely to international customers, are treated throughout the annual report in a distinct category and not as part of our “international sales”;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$”, “U.S. dollars” and “$”, are to the legal currency of the United States; and

•	“we”, “us”, “our company” and “our” refer to China Kanghui Holdings, its predecessor entities and its subsidiaries.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and audited consolidated balance sheet data as of December 31, 2010 and 2011.

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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the year ended December 31, 2008 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations Data
Net revenue	139,646	184,331	242,754	326,954	51,948
Cost of revenue (1)	(49,401)	(54,719)	(71,307)	(92,454)	(14,689)

Gross profit	90,245	129,612	171,447	234,500	37,259
Operating expenses:
Selling expenses (1)	(12,962)	(23,246)	(28,230)	(41,572)	(6,605)
General and administrative expenses (1)	(14,955)	(25,615)	(29,765)	(48,415)	(7,692)
Research and development expenses (1)	(2,679)	(3,876)	(5,483)	(12,167)	(1,933)

Operating income	59,649	76,875	107,969	132,346	21,029
Interest income	3,652	974	2,915	15,927	2,530
Government grants	1,348	9,807	3,490	4,331	688
Other expense, net	(877)	(305)	(7,506)	(8,589)	(1,364)

Income before income taxes	63,772	87,351	106,868	144,015	22,883
Income taxes	(3,796)	(12,384)	(7,161)	(23,529)	(3,738)

Net income	59,976	74,967	99,707	120,486	19,145
Net loss attributable to non-controlling interests:	—	—	—	591	94

Net income attributable to China Kanghui Holdings’ shareholders	59,976	74,967	99,707	121,077	19,239

Accretion of contingently redeemable convertible preferred shares:
Series A	(10,035)	(10,739)	(7,572)	—	—
Series B	(45,743)	(73,180)	(54,988)	—	—
Series B-1	—	(2,736)	(2,844)	—	—

Net income (loss) attributable to ordinary shareholders	4,198	(11,688)	34,303	121,077	19,239

	Year Ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Earnings (loss) per share (2):
Basic	0.04	(0.20)	0.30	0.87	0.14
Diluted	0.04	(0.20)	0.27	0.79	0.12
Shares used in earnings (loss) per share computation (2):
Basic	57,714,400	57,714,400	88,408,057	139,086,102	139,086,102
Diluted	59,936,930	57,714,400	100,346,612	153,481,936	153,481,936

	As of December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	85,679	122,567	262,476	380,092	60,391
Total current assets	228,572	311,889	703,180	689,638	109,574
Property, plant and equipment, net	69,546	72,487	107,237	259,825	41,282
Intangible assets, net	54,113	50,588	46,995	62,026	9,855
Goodwill	113,726	130,985	131,527	155,341	24,681
Total non-current assets	242,744	280,900	349,000	532,640	84,627
Total assets	471,316	592,789	1,052,180	1,222,278	194,201
Total current liabilities	90,212	105,948	77,682	95,800	15,222
Total non-current liabilities	12,750	20,057	17,211	21,266	3,379
Total liabilities	102,962	126,005	94,893	117,066	18,601
Series A contingently redeemable convertible preferred shares	60,459	71,198	—	—	—
Series B contingently redeemable convertible preferred shares	245,082	318,262	—	—	—
Series B-1 contingently redeemable convertible preferred shares	—	15,921	—	—	—
Total equity	62,813	61,403	957,287	1,105,212	175,600
Total liabilities, mezzanine equity and equity	471,316	592,789	1,052,180	1,222,278	194,201

(1)	Share-based compensation charge incurred during the period related to:

	Year Ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenue	167	205	191	196	31
Selling expenses	320	414	455	478	76
General and administrative expenses	4,506	9,519	7,158	6,502	1,033
Research and development expenses	128	170	191	197	31

(2)

On July 16, 2010, we effected a share split whereby (i) all of our issued and outstanding 5,771,440 ordinary shares of a par value of US$0.01 per share were split into 57,714,400 ordinary shares of US$0.001 par value per share, (ii) all of our issued and outstanding 1,317,316 Series A contingently redeemable convertible preferred shares of a par value of US$0.01 per share were split into 13,173,160 preferred shares of US$0.001 par value per share, (iii) all of our issued and outstanding 2,606,161 Series B contingently redeemable convertible preferred shares of a par value of US$0.01 per share were split into 26,061,610 preferred shares of US$0.001 par value per share, (iv) all of our issued and outstanding 182,493 Series B-1 contingently redeemable convertible preferred shares of a par value of US$0.01 per share were split into 1,824,930 preferred shares of US$0.001 par value per share. The number of our authorized ordinary shares was increased from 96,076,523 to 95,894,030 as of December 31, 2009 and from 958,940,300 to 1,000,000,000 as of December 31, 2010. The share split has been retroactively reflected in this annual report so that share numbers, per share prices, option exercise prices and par value data are presented as if the share split had occurred from our inception.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.2939 to $1.00, the noon buying rate in effect as of December 30, 2011. The noon buying rate in effect as of April 20, 2012 was RMB6.3080 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period-End	Average (1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.7603	6.7689	6.7861	6.7541
2011	6.2939	6.4475	6.6364	6.2939
November 2011	6.3765	6.3564	6.3839	6.3400
December 2011	6.2939	6.3482	6.3733	6.2939
January 2012	6.3080	6.3119	6.3330	6.2940
February 2012	6.2935	6.2997	6.3120	6.2935
March 2012	6.2975	6.3125	6.3315	6.2975
April 2012 (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We may not be able to develop and successfully market new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

Our success depends on our ability to anticipate industry trends and identify, develop and market in a timely and cost-effective manner new and advanced products that meet our customers’ demand. Although our products typically have long lifespans, new products contribute materially to our net revenue. Since 2009, we have developed and brought to market eleven new products (four trauma products and seven spine products) that collectively accounted for 11.6% of our net revenue in 2009, 25.9% of our net revenue in 2010 and 28.2% of our net revenue 2011. We plan to launch seven new products by the end of 2012, and intend to expand our research and development capabilities to include joint implants and instruments, which we are developing as our third line of proprietary orthopedic implant products. We expect the orthopedic implant market to evolve toward newer and more advanced products, some of which we do not currently produce.

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

We derive a significant portion of our net revenue from a limited number of products. Our key trauma product series—Synplate/Stanplate basic plate and screw system, Monoloc LCP/Stanloc LCP system and Orienail & NeoGen nail/LJ Nail nailing systems—accounted for 25.2%, 19.0%, and 7.7%, respectively, of our net revenue in 2009, 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010, and 16.0%, 27.6% and 9.6%, respectively, of our net revenue in 2011. Our key spine product series, our L8 pedicle fixation system, U-spine system and PolyNices system accounted for 9.2%, 4.5% and 4.5%, respectively, of our net revenue in 2009, 9.4%, 4.4% and 5.0%, respectively, of our net revenue in 2010, and 8.1%, 5.9% and 6.4%, respectively, of our net revenue in 2011. We expect a limited number of our products will account for a significant portion of our net revenue for the foreseeable future. As a result, continued market acceptance and popularity of these products remain critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-customer dissatisfaction with the quality of these products could materially and adversely affect our business, financial condition, results of operations and prospects.

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

In the China market, our competitors include domestic companies, such as Shandong Weigao Group Medical Polymer Company Limited, or Weigao, and Trauson Medical Instrument Co., Ltd. In addition, more leading international orthopedic implant manufacturers, such as Johnson & Johnson, have established production and research and development facilities in China, while other manufacturers have entered into cooperative arrangements with Chinese manufacturers, such as Medtronic’s relationship with Weigao. As a result, we may not be able to maintain our manufacturing cost and pricing advantage. We expect to face increasingly direct competition from these large multinational manufacturers in all segments of the domestic market, especially as we implement our strategy to increase sales to Top Tier hospitals in China, since these players currently have a significant market share of the Top Tier hospitals for orthopedic implants. In addition, our products are generally covered under China’s medical insurance programs, whereby patients may be able to claim reimbursement for the costs of our products in an amount that depends on the type of surgery and device and policies of each locality. In general, reimbursement percentages tend to be higher for domestically manufactured products (such as ours) than for products manufactured by multinational companies and imported to China. If the Chinese government materially modifies or abolishes medical insurance reimbursement policy favorable to domestic manufacturers, our ability to compete with multinational companies would be materially and adversely affected.

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

We depend on distributors for a substantial majority of our net revenue. As of March 31, 2012, we had 335 domestic distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China, and 41 distributors that sell our products in 29 countries across Asia, Europe, South America, Africa and Australia. In 2009, 2010, and 2011, we generated 76.5%, 75.2% and 73.9%, respectively, of our net revenue from sales to domestic distributors and 12.2%, 16.4% and 18.1%, respectively, of our net revenue from sales to international distributors. Our top ten distributors accounted for 24.2%, 31.5% and 33.8% of our net revenue in 2009, 2010, and 2011, respectively. One, one and two distributors each accounted for more than 5% of our net revenue in 2009, 2010 and 2011, respectively. Our largest distributor accounted for 6.9%, 9.1% and 8.5% of our net revenue in 2009, 2010 and 2011, respectively. We expect to continue to rely on managing, refining and adding distributors for our revenue growth.

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

Sophisticated orthopedic surgeons that can perform surgical operations play a significant role in our business. We begin to involve surgeons in our product research and development stage, where we solicit feedback, proposals and suggestions with respect to our new products based on their clinical experience. We also rely on influential surgeons to endorse the quality of our products and promote their use among hospitals. Additionally, our sales volume is largely determined by the number of surgical operations performed by surgeons, and their performance is key to ensuring the proper implantation and function of our products in human bodies. However, a limited number of qualified surgeons in China have sufficient expertise and experience, and many of them are employed by Tier I hospitals located in large cities, where sales of our products remain relatively small. As a result, we only have limited access to sophisticated surgeons, which may adversely affect our research and development efforts and sales of our products.

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

In each of 2009, 2010 and 2011, we had eight, eleven and thirteen OEM customers, which accounted for 11.3%, 8.4% and 8.0% respectively, of our net revenue in those periods. Our OEM customers include some of the world’s leading orthopedic implant manufacturers. We have invested significant time and resources cultivating these relationships. However, we may be unable to supply products in the required quantity and quality to our OEM customers in the required timeframe.

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

We purchase raw materials, components and manufacturing equipment from a limited number of third-party suppliers and manufacture and assemble our products at our facilities. The raw materials that we purchased from our top five suppliers accounted for 60.5%, 54.1% and 41.2% of our total raw materials costs in 2009, 2010 and 2011, respectively. We generally make purchases using purchase orders and we do not have long-term supply contracts. As a result, our suppliers may cease to provide raw materials, components or equipment to us with little or no advance notice. Furthermore, some of our raw materials may be short of supply due to limited manufacturing capabilities of our suppliers and strong market demand. Interruptions in raw material, component or equipment supplies could delay our manufacturing processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. Such circumstances could harm our reputation, reduce our sales or gross margins and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

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

We may not be able to obtain all necessary approvals for our new production facilities, and may be unable to expand our manufacturing capacity and ramp up our operations as anticipated, which could result in administrative punishment, material delay, increased costs and lost business opportunities.

We are engaged in a substantial capacity expansion program for new manufacturing facilities. Our new production facilities in Changzhou commenced its trial operation in February 2012. In addition, our new facility in Beijing, indirectly owned by Mr. Qian Guo, vice president of Beijing Libeier Biology Engineering Research Institute Co., Ltd., or Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, was completed and commenced operation in December 2011. The construction and completion of these new facilities involve regulatory approvals and reviews by various authorities in China, including, but not limited to, urban planning and construction and environmental protection authorities. Furthermore, we need to obtain manufacturing approval from the SFDA or its provincial counterpart before we can commence production at these new facilities and all the relevant product registration for medical device products to be manufactured in these new facilities need to be re-registered due to its relocation of the manufacturing facility. We have already obtained SFDA approvals for production on these two new facilities. Currently, the facility in Changzhou is under acceptance procedures and we will further apply for necessary governmental approvals, licenses and permits related thereto. We are also applying for approval from environmental protection authority on final completion of the new facility in Beijing and conducting re-registration for production registrations of all Beijing Libeier’s products for relocation of its manufacturing facility. As we will change Beijing Libeier’s registered domicile to such new facility in Beijing, we are in the process of making relevant registration with the governmental authority therefor. We may not be able to obtain all the required permits or licenses for our new facilities and our business operations on these new facilities may be affected if any of the required permits or licenses is not obtained in a timely manner or at all. In addition, construction of the new facilities may not be completed on the anticipated timetable or within budget. Also, we may not be able to fully utilize the manufacturing capacity once our new facilities in Changzhou and Beijing. Any failure to obtain the required permits or licenses or approvals from governmental authorities and any failure to remedy such non-compliance in a timely manner may subject us to severe administrative penalties such as fines, suspension of the manufacturing activities or revocation of our business license. Any inability or material delay in bringing the facilities on-line or commence operations, or any substantial increase in costs to complete the facilities or ramp up operations, could materially and adversely affect our financial condition and results of operations, and result in lost business opportunities.

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

We manufacture and store all of our products, and conduct our research and development activities, at our facilities in Changzhou, Beijing and Shanghai. Since we do not maintain other back-up facilities, we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. We do not maintain property insurance and even if we obtained property insurance, our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

Any failure by our large customers to make contracted payments to us or any disputes over, or significant delays in receiving, such payments could materially and adversely affect our cash flows and profitability.

We typically receive payments for our products from our customers after delivery. The average turnover for our accounts receivable, which we define as the average net accounts receivable balance during the period divided by net revenue, was 83, 77 and 80 days for the years ended December 31, 2009, 2010 and 2011, respectively. A significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. Our five largest outstanding accounts receivable from domestic distributors accounted for 17.2%, 29.0% and 21.1% of our total accounts receivable as of December 31, 2009, 2010 and 2011, respectively. In addition, we have engaged Shanghai Medical Instruments Import and Export Company, or Shanghai Medical, a Chinese import and export company, in our international sales to help us process export formalities and customs clearance. Accounts receivable from international distributors that arose through Shanghai Medical accounted for 14.3%, 15.4% and 34.0% of our total accounts receivable as of December 31, 2009, 2010 and 2011, respectively. Shanghai Medical is not legally responsible for payment of accounts receivable derived from our sales to international distributors. Any failure by our customers to pay us our contracted price, or any disputes over or significant delays in receiving such payments from our customers could require us to write off accounts receivable or increase provisions made against our accounts receivable, either of which could adversely affect our cash flows and profitability.

Our advance payments to our suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

We are required under a small portion of our raw material and component supply contracts to make prepayments equaling approximately 30% to 50% of the total purchase price before delivery. Separately, we are generally required to post a bond of approximately 30% of the total purchase price for purchase of manufacturing equipment. As of December 31, 2009, 2010 and 2011, the prepayment and bond made to our suppliers amounted to RMB1.7 million, RMB6.4 million and RMB7.3 million, respectively. Such prepayments or bonds are interest-free and non-refundable and we make such prepayments or post such bonds without receiving any collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

We face risks associated with inventories.

We maintain a relatively high level of inventories of raw materials, works-in-progress and finished goods. Our net inventory balances as of December 31, 2009, 2010 and 2011 were RMB75.7 million, RMB86.3 million and RMB110.9 million, respectively. Our number of inventory days, which we define as the average net inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, decreased from 425 days in 2009 to 409 days in 2010 and 389 days in 2011. We may suffer from write-downs of our raw materials and work-in-progress inventories in case their fair market price goes down. In addition, an unexpected change in circumstances, such as a shift in market demand, drop in selling price, or default or loss of a customer, could materially and adversely affect the realizable value of our inventories of finished goods.

We may not realize the anticipated benefits of our past and potential future acquisitions or investments or be able to integrate any acquired employees, businesses or products, which in turn may negatively affect their performance and respective contributions to our results of operations.

In March 2011, we acquired 60% of the equity interest in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a provider of approved hip and knee systems in China. Pursuant to the share purchase agreement, we have the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the conditions set out in the agreement. We are still integrating the business and resources of Wei Rui Li into ours. Although we have devoted significant managerial attention and time and resources to the overall integration of Wei Rui Li, we may not successfully integrate Wei Rui Li, or be able to achieve the benefits of acquisition as originally expected. In addition, we intend to selectively pursue strategic acquisitions of companies, products and technologies that will complement our efforts to grow our business. Any future acquisitions or investments may expose us to potential risks, including, among other things:

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

Our earnings could be adversely affected if we recognize impairment losses on goodwill and other intangible assets relating to our acquisition of Beijing Libeier and Wei Rui Li.

In connection with our acquisition of Beijing Libeier in July 2008, we recorded goodwill of RMB131.0 million, RMB131.5 million and RMB131.5 million in 2009, 2010 and 2011, respectively. In connection with our acquisition of Wei Rui Li in March 2011, we recorded goodwill of RMB23.8 million in 2011. We also recorded intangible assets of RMB50.3 million, RMB47.0 million and RMB62.0 million in 2009, 2010 and 2011, respectively. We amortize intangible assets related to such acquisition on a straight-line basis over their economic lives and test for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. We test goodwill for impairment as of each year end or more frequently if an event or circumstances indicate that goodwill might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. We did not recognize any impairment losses on the recorded goodwill and intangible assets associated with the acquisition of Beijing Libeier in 2010 or 2011, and we did not recognize any impairment losses on the recorded goodwill and intangible assets associated with the acquisition of Wei Rui Li in 2011 However, we may recognize impairment losses on goodwill and other intangible assets in the future and that impairment could result in a charge to our reported results of operations and negatively affect our earnings.

We depend on our key personnel, and losing their services would severely disrupt our business.

Our success significantly depends upon the continued service of our key executives and employees. In particular, we are highly dependent on Mr. Yikang Jiang, our founder and chairman, Mr. Libo Yang, our chief executive officer, Mr. Weidong Shan and Mr. Zhimin Wang, both vice presidents of Changzhou Kanghui Medical Innovation Co., Ltd., or Changzhou Kanghui, and Ms. Junwen Wang, our chief financial officer, to manage our business and operations, and on our other key research and development and sales employees, such as Mr. Qian Guo and Ms. Hongxin Nie, vice presidents in charge of managing Beijing Libeier, for the operation of our business. We do not maintain key man insurance. If we lose the services of any key senior management member or employee, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. We entered into non-compete agreements with all of our key employees. Furthermore, as we expect to expand our operations and develop new products, we will need to attract and retain more experienced management, key research and development personnel and salespeople.

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

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of March 31, 2012, we had received a total of 37 issued patents in China, including eight invention patents, 27 utility model patents and two design patents, and were exclusively licensed to use two utility model patents owned by Mr. Qian Guo for a period of five years and have eleven patent application pending approval by relevant Chinese regulatory authorities. In order to protect our other intellectual property rights, we have filed for trademark protection for our brand names “Kanghui” and “Libeier” and associated logos that we use to market our products, and will continue to follow our brand management policy to build our brand name recognition.

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

There may be corrupt practices in the healthcare industry in China and other countries, which may place us at a competitive disadvantage if our competitors engage in such practices.

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

Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We hired a professional consulting firm to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2011. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We do not maintain any insurance for our properties other than product liability insurance and the insurance for our products in delivery. Damage to, or the loss of, our properties due to natural disasters, such as fires, floods or earthquakes, could adversely affect our financial condition and results of operation. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance. As a result, we do not have any business liability or business disruption insurance. Any business disruption could result in substantial expenses and diversion of resources and could materially and adversely affect our business, financial condition and results of operations.

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

From time to time, we have been named as a defendant or a participant in product liability lawsuits. We maintain limited liability insurance to cover product liability claims arising from the use of our products sold in China by one of our subsidiaries, Changzhou Kanghui. Our insurance coverage, however, may not be sufficient to cover any claim for product liability. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. Our other PRC operating subsidiaries, Beijing Libeier and Wei Rui Li, do not have any product liability insurance. We currently do not maintain any insurance policies that cover potential product liability claims for products sold in international markets. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could cause us to incur significant expenses, result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.

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

In 2009, 2010, and 2011, we generated 13.9%, 19.0% and 20.7% of our net revenue from sales denominated in U.S. dollars and a significant portion of our operating costs and expenses were denominated in Renminbi. We are generally required to bear foreign exchange losses in our international sales. From July 21, 2005 to December 31, 2011, the Renminbi appreciated 24.0% against the U.S. dollar. Although the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day, and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. According to a public announcement issued by the People’s Bank of China and effective from April 16, 2012, the Renminbi exchange rate versus the U.S. dollar is restricted to fluctuate within a range of no more than 1% per day. Moreover, Chinese authorities may lift restrictions on fluctuations in the Renminbi-U.S. dollar exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay.

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

Our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares own 50.5% of our total issued and outstanding shares as of the date of this annual report. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We sell our products in international markets through independent non-U.S. distributors that are partially responsible for interacting with the end-customers of our products. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, Iran, Syria, Sudan and Lebanon. In 2009, 2010, and 2011, our indirect sales to countries subject to U.S. sanctions, which included Iran, Syria, Sudan, Cuba and Lebanon, accounted for 2.3%, 3.0%, and 0.8%, respectively, of our total net revenue in those periods. We cannot assure you that we will not have any sales of our products directly or indirectly to targets of U.S. sanctions in the future. If such transactions occur, our reputation could be adversely affected, some of our U.S. investors may elect or be required to sell their interests in our company, and some U.S. investors may forego the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

Export control and embargo laws may preclude us from selling our products in international markets.

In 2009, 2010, and 2011, we derived 23.6%, 24.8%, and 26.1% of our net revenue from our sales to foreign countries. Some of our international distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Iran, Syria, Sudan and Lebanon. As a result, we may be subject to U.S. export control, anti-boycott and embargo statutes and regulations, which are designed to prevent U.S. persons from transacting business with companies and individuals identified by the federal government as prohibited countries or parties. Failure to comply with these regulations could subject us to fines, enforcement actions and/or adversely affect our reputation and the value of our ADSs. We may also have to stop or terminate business transactions in some international markets, which will materially and adversely affect our business, financial condition, results of operations and prospects.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We have adopted a 2006 share incentive plan, 2008 share incentive plan, 2009 share incentive plan and 2010 share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation—Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, we have granted options to purchase total of 24,993,520 ordinary shares under our share incentive plans. As a result, we incurred share-based compensation expense of RMB10.3 million, RMB8.0 million and RMB7.4 million in 2009, 2010, and 2011, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See Item 5, “Operating and Financial Review and Prospects” in this annual report and Note 2 to our consolidated financial statements included in this annual report for a more detailed presentation of accounting for our share-based compensation plans.

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

Depending upon the value of our ordinary shares and ADSs and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ordinary shares and ADSs during the year and our use of the proceeds from the initial public offering of our ADSs and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2011, we do not expect to be a PFIC for the taxable year 2011. However, there can be no assurance that we will not be a PFIC for the taxable year 2011 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year.

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

In particular, the National Development and Reform Commission, or NDRC, drafted the Opinions on Strengthening the Monitoring and Administration of the Pricing of Implantable Medical Device, or the Pricing Opinions, published in July 2006. The Pricing Opinions proposed to fix a maximum premium range from 25% to 50% on the price difference between the ex-factory price offered by manufacturers to distributors and the ultimate retail price offered by hospitals to patients for the implantable medical devices on the NDRC’s monitoring list, and to require manufacturers or importers of such implantable medical devices to report their price offered to distributors with the relevant pricing authority in China and clarify the reason for subsequent price increases upon the request of such pricing authority. The Pricing Opinions are still pending and have not been promulgated to date. The ultimate retail prices of our products to patients can reach four to five times our ex-factory price, depending on several factors, such as the bidding price, the pricing strategy of each distributor, the different regions and hospitals in which the products are sold, the number of intermediaries, such as sub-dealers, and whether the products are spine or trauma, or new models or older generation products.

The Chinese government continued to express an interest in the pricing of implantable medical devices in the Implementation Plan for the Recent Priorities of the Health Care System Reform (2009-2011) issued by the State Council on March 18, 2009, where the Chinese government proposes to regulate the use of implantable medical devices by public hospitals. In addition, according to the Opinion on the Reform of Pharmaceuticals and Healthcare Service Pricing Structures, issued on November 9, 2009 by the NDRC, the Ministry of Health and the Ministry of Human Resources and Social Security are proposing to regulate the price of implantable medical devices by restricting margins in distribution channels and publishing market price data.

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

If the government, public insurers or third-party payers do not provide sufficient coverage and reimbursement for the use of our products, our net revenue could be adversely affected.

Sales of medical devices, such as our products, largely depend on the availability of adequate reimbursement from government, public insurers or third-party payers. Surgeons and patients generally rely on these sources to reimburse all or part of the costs and fees associated with the use of the medical devices and procedures performed with these devices. Surgeons and patients are unlikely to use certain medical devices if they do not receive reimbursement adequate to cover the cost of their use in surgical procedures. In 2009, 27.5% of total health expenditures in China were sourced from direct payments by the government, and 35.1% of total health expenditures were sourced from government-directed public medical insurance schemes, commercial insurance plans and employers, according to the Ministry of Health of China. Urban residents in China can be covered by one of two urban public medical insurance schemes and rural residents can be covered under a rural healthcare insurance program launched in 2003. See “Regulation—Regulation on Medical Insurance Coverage” for more information. If national or provincial authorities in China decide to reduce the coverage or reimbursement levels for use of our products, patients may opt for or be forced to resort to other products, materially and adversely affecting our business, financial condition, results of operations and prospects.

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

Furthermore, healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payers to contain these costs. Legislators, regulators and third-party payers may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible. These cost-control methods also potentially limit the amount which third-party payers may be willing to pay for medical devices. The continuing efforts of third-party payers, whether governmental or commercial, whether inside or outside China, to contain or reduce these costs, combined with closer scrutiny of such costs, could restrict our customers’ ability to obtain adequate coverage and reimbursement from these third-party payers. The cost containment measures both in China and internationally could harm our business by adversely affecting the demand for our products or the price at which we can sell our products.

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

On August 8, 2006, six PRC regulatory authorities, including the Ministry of Commerce, or the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration for Foreign Exchange, or the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006. This regulation, among other things, purports to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing of interests in PRC companies held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

PRC merger and acquisition regulations and other related rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC merger and acquisition regulations, such as the New M&A Rules, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements of prior notification to or approval by the MOFCOM in some instances. Further, in some instances, such transactions may even be subject to anti-trust review or security review by PRC governmental authorities. For example, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital increase or even through any contractual arrangement. We may grow our business in part by acquiring complementary businesses in China. Complying with the requirements of the New M&A Rules and other regulations regarding merger and acquisitions to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business and maintain our market share.

Recent PRC regulations, particularly Notice 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On October 21, 2005, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies, known as Notice 75, which became effective on November 1, 2005. Notice 75 provides, among other things, that prior to establishing or assuming control of an offshore company, or the Offshore SPV, for the purpose of financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the relevant local branch of the SAFE. Such PRC resident must amend his, her or its SAFE registration under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV as well as any material change in the capital of the Offshore SPV, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. Notice 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. SAFE subsequently issued a series of guidance to its local branches with respect to the application procedures of the SAFE registration under Notice 75. See “Regulation—Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We attempt to comply, and attempt to ensure our beneficial owners who are subject to Notice 75, with Notice 75 and other relevant requirements. All of our beneficial owners whose identities and addresses we know and who are subject to the Notice 75 have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and we cannot assure you that all of our beneficial owners who are PRC residents will continue to comply with the requirements under Notice 75 or other related SAFE rules. If SAFE determines that any of our beneficial owners who are PRC residents fails to comply with Notice 75 or other related SAFE rules, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could impose restrictions on our foreign exchange activities, including the payment of dividends and other distributions to us and our PRC subsidiaries’ ability to receive capital from us. Any of these actions could, among other things, materially and adversely affect our business operations, acquisition opportunities and financing alternatives.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under their respective current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or the Stock Option Rule, which terminated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens participate in any stock incentive plan including employee stock holding plan, share option plan or similar plans of an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures.

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

If we finance our PRC subsidiaries through additional capital contributions, the PRC MOFCOM or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency-denominated capital into Renminbi by restricting the use of the converted Renminbi. The notice requires that a foreign-invested company can only use Renminbi converted from the foreign currency-denominated capital within the business scope approved by the applicable governmental authority and may not use such converted Renminbi for equity investments in the PRC unless specifically permitted in its business scope or under applicable law. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not change without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations.

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

The PRC Enterprise Income Tax Law, or the New EIT Law, became effective on January 1, 2008. Under the New EIT Law and its implementation regulations, also effective on January 1, 2008, the PRC adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the New EIT Law also permits enterprises to continue to enjoy their existing preferential tax treatment, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within a maximum of five years after the effective date of the New EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until expiration of their tax holidays. Changzhou Kanghui was entitled to the exemption of enterprise income tax in 2006 and 2007 and 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. In 2011, both Changzhou Kanghui and Beijing Libeier were qualified as “High and New Technology Enterprises”, or HNTEs, which allow the two subsidiaries to enjoy a reduced 15% enterprise income tax rate from 2011 to 2013 as compared to the standard 25% tax rate. Wei Rui Li was not qualified as an HNTE and was subject to an enterprise income tax rate of 25% in 2011.

However, after 2013, we can not assure you that Changzhou Kanghui and Beijing Libeier will obtain the approvals from the relevant authority to further extend this favorable tax treatment, and if Changzhou Kanghui and Beijing Libeier can not obtain such approvals, they may be subject to a higher tax rate which may materially and adversely affect our results of operations.

In addition, we have received government incentives and subsidies from time to time, which amounted to RMB18.9 million, RMB3.5 million, and RMB5.6 million in 2009, 2010, and 2011, respectively. The preferential tax treatment that we enjoy and the government incentives and subsidies we receive could be modified or discontinued altogether, which could decrease our net income and materially and adversely affect our financial condition and results of operations.

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

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009, 2010 and 2011. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from selling our products in China and other overseas markets, our business and prospects may be affected by economic conditions in countries or regions where we sell our products to. A slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by a further global economic downturn or the slowdown of the Chinese economy.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

According to the National Bureau of Statistics of China, the change in consumer price index in China was -0.7%, 3.3% and 5.5% in 2009, 2010 and 2011, respectively. Because we purchase raw materials and components from suppliers in China, this price inflation has in the past and may again in the future increase the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantages as a low-cost manufacturing venue, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and materially and adversely affect our business and results of operations.

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

Additional sales of our ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We currently have 140,401,842 ordinary shares outstanding. All 7,676,250 ADSs sold in our initial public offering are now freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, if the vote is by show of hands, the depositary will vote the deposited securities in accordance with the voting instructions received from a majority of holders of ADSs that provided timely voting instructions. If the vote is by poll, the depositary will vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted. Under our new amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to cast a vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out the voting instructions of ADS holders in a timely manner. We will use reasonable efforts to cause the depositary to extend voting rights to ADS holders in a timely manner, but ADS holders may still not receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, ADS holders may not be able to exercise their right to vote and ADS holders may lack recourse if their ordinary shares are not voted as requested. In addition, ADS holders, may not be able to call a shareholder meeting.

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

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to, and plan to, follow home country practice in lieu of certain corporate governance requirements of the NYSE. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee, a nominating or corporate governance committee;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

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

We rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have established a compensation committee and a nominating and corporate governance committee, and we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, shareholders may not be provided with the benefits of certain corporate governance requirements of the NYSE.

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

B. Business Overview

Overview

We believe that we are a leading domestic developer, manufacturer and marketer of orthopedic implants in China. We believe our “Kanghui” and “Libeier” brands are two of the most recognized orthopedic implants brands among hospitals and surgeons in China. We are also one of the first Chinese companies to enter the global orthopedic implant market, and our business is diversified geographically with international sales across Asia, Europe, South America, Africa and Australia. We are strategically targeting densely populated, fast-growing emerging markets for sales of our proprietary orthopedic implant products, such as Brazil, India, Colombia and Venezuela, although we do not derive material net revenue from these markets at present. As a leading domestic player in China, we believe we are well positioned to capitalize on the growing demand for domestic products in the Chinese orthopedic market. We believe our success in the Chinese and international markets is primarily due to our broad product portfolio, reputation for high product quality and reliability, and competitive pricing.

Our proprietary orthopedic implant products consist of 36 product series of orthopedic implants and associated instruments for trauma and spine indications. Our trauma products, used in the surgical treatment of bone fractures, include a wide range of nails, plates and screws, and cranial maxillofacial plate and screw systems. Our spine products, used in the surgical treatment of spine disorders, include screws, meshes, interbody cages, and fixation systems. Sales of our proprietary products accounted for 88.7%, 91.6% and 92.0% of our net revenue in 2009, 2010 and 2011, respectively. Sales of our trauma and spine products accounted for 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, 69.5% and 30.5%, respectively, of our net revenue generated from our proprietary products in 2010, and 67.0% and 33.0%, respectively, of our net revenue generated from our proprietary products in 2011.

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell these products to hospitals directly or through sub-distributors. As of December 31, 2011, we had an extensive network of 297 distributors that cover 30 of the 31 provinces, municipalities and autonomous regions in China. Our distributor management and marketing team, consisting of 57 people in five strategic locations in China as of March 31, 2012, focuses on training and managing our network of distributors as well as marketing efforts, such as sponsoring academic conference and exhibiting at trade shows. In addition, we have a dedicated team that handles medical affairs such as surgeon training and interfacing with key orthopedic surgeons in China. As of March 31, 2012, internationally, we had a network of 41 distributors that sell our products in 29 countries.

We have strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of our existing product lines and enhancements of existing products. Since 2009, we have launched eleven new products (four trauma products and seven spine products), and we expect to launch seven new products by the end of 2012. Moving forward, we intend to target our product development efforts on increasing our portfolio of spine implant products and expanding the scope of our product offerings for China’s Top Tier hospitals.

In addition, we have supplemented our research efforts with our corporate development activities with an aim to expand our product lines to include joint implant products. In January 2011, we made a non-marketable equity investment of US$4.0 million in Consensus Orthopedics, or Consensus, a U.S. based boutique joint implant manufacturer that markets FDA approved products in the U.S. and other developed markets in Europe. Pursuant to our agreements with Consensus, we are entitled to select and manufacture certain hip and knee implant products developed by Consensus and market these products in China and other emerging markets under our own brand name. In addition, we established an OEM relationship with Consensus to allow both parties to leverage shared purchasing and manufacturing efficiencies. Our ability to market FDA approved joint implants in Chinese and international markets enables us to offer a premium line of joint reconstruction implants that are competitive with similar products of international manufacturers. Furthermore, in March 2011, we acquired a majority stake in Wei Rui Li, a domestic joint implant manufacturer in China. We are entitled to purchase additional equity in Wei Rui Li upon completion of determined milestones at a pre-determined price. With this acquisition, we expect to launch our first joint implant products in China in 2012, which we expect to be a significant growth driver for our business going forward.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. Sales of our OEM products accounted for 11.3%, 8.4% and 8.0% of our net revenue in 2009, 2010, and 2011, respectively.

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

Domestic sales of our proprietary products accounted for 76.5%, 75.2% and 73.9% of our net revenue in 2009, 2010, and 2011, respectively. International sales of our proprietary products accounted for 12.2%, 16.4% and 18.1% of our net revenue in 2009, 2010, and 2011, respectively. Our net revenue increased by 31.7% from RMB184.3 million in 2009 to RMB242.7 million in 2010, and increased by 34.7% to RMB327.0 million in 2011. Our net income increased by 32.9% from RMB75.0 million in 2009 to RMB99.7 million in 2010, and increased by 21.5% to RMB121.1 million in 2011.

Our Products

We have two lines of proprietary orthopedic implant products, trauma and spine, with 36 product series covering a wide array of orthopedic implants and associated instruments. Our products are primarily used in orthopedic surgeries and include both implants, such as screws, bone plates, nails and other related products, and instruments used by surgeons to conduct implant surgeries. Each product series consists of both implants and associated instruments. Since our acquisition of Beijing Libeier in July 2008, we sell our products under both the “Kanghui” and “Libeier” brand names. All of our implant products have received SFDA approval in China. In 2011, sales of our trauma and spine products accounted for 67.0% and 33.0%, respectively, of our net revenue generated from our proprietary products.

Trauma Products

Our major trauma products are used in the surgical treatment of bone fractures. We group our trauma products into two functional systems—internal fixation systems and cranial maxillofacial plate and screw systems—and within each of these functional systems, we have key product series, as described below.

Internal fixation system: Our internal fixation system products collectively accounted for 57.4%, 62.4% and 59.3% of our net revenue in 2009, 2010 and 2011, respectively. Internal fixation devices are used to treat bone fractures with devices implanted entirely under the skin. Plate and screw devices are a type of bone fixation device and include a bone plate placed on the surface of the fractured bone and several screws inserted into the bone beside the fracture area. Locking compression plates, known as LCPs, are a type of plate and screw device that allow the screws to be locked with the plate after insertion. Intramedullary nails are nails that are inserted into the bone marrow cavity with screws locked at both ends to treat a bone fracture. Cannulated screws are a type of screw that have a hollow shaft that allows the screw to be inserted with greater precision into the bone.

Our key internal fixation system products are our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen nail/LJ Nail nailing system, as described below, which accounted for 25.2%, 19.0% and 7.7%, respectively, of our net revenue in 2009, 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010, and 16.0%, 27.6% and 9.6%, respectively, of our net revenue in 2011. The decrease in the sales of Synplate/Stanplate basic plate and screw system as a percentage to our net revenue in 2011 was primarily as a result of changes in surgeon preferences from non-locking plates to locking plates.

•

Synplate/Stanplate basic plate and screw system: Our Synplate/Stanplate basic plate and screw system is one of our best-selling product systems and includes internal fixation implants for mini fragment, small fragment and large fragment bone repairs.

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

Thoracolumbar systems: Our thoracolumbar system is designed for the treatment of significant mechanical instability or deformity of the thoracic, lumbar or sacral spine, requiring fusion with instrumentation, as well as various fractures and dislocations within the thoracic and lumbar regions of the spine. Our key product series in this group are our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.2%, 4.6% and 4.5%, respectively, of our net revenue in 2009, 9.4%, 4.4% and 5.0%, respectively, of our net revenue in 2010, and 8.1%, 5.9% and 6.4%, respectively, of our net revenue in 2011.

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

Product Pipeline

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. Since 2009, we have developed and brought to market eleven new products (four trauma products and seven spine products). In the near term, we focus our product development on spinal and trauma implant products. We are also expanding our research and development capabilities to include joint implants, which we are developing as our third line of proprietary orthopedic implant products. We plan to develop and launch seven new products by the end of 2012.

The chart below sets forth the products that we intend to launch by the end of 2012:

Product Line	Product Series	Anticipated Release	Product Description	SFDA Medical Device Classification
Trauma	Proximal Femoral Locking Plates	2012	Designed to reduce the inconsistent phenomenon between the plate and the bone, and is also available for minimally invasive surgical procedures. Developed in cooperation with surgeons of Beijing University Third Hospital.	III

Trauma	3.5mm Superior Clavicle Locking Plates	2012	Precontoured plate for anatomical shape; left and right plates; recon plate segments allow contouring of plates to fit patient anatomy; rounded plate profile and screwheads seated flush in the plate minimize the risk for soft tissue irritation; lateral extension portion of plate accepts 2.7 mm locking screws.	III

Spine	Anterior L1/S1 Spine Plates	2012	A comprehensive set of instruments and implants designed for the anterior stabilization of the lumbosacral spine. Offers a lordotic curvature and a sacral step to ease implantation at L5/S1, and one-step multi axial locking screws.	III

Spine	Osteoporosis and Cannulated Pedicle Screw System/Cerment	2012	Designed to maximize stability of construction and provide easy implantation for treatment of osteoporosis patients with spine disease.	III

Joint	WRL Knee System	2012	A knee joint replacement system designed as a hi-flex knee and can achieve 155 degree flexion to have better after-operation results.

Joint	Helicon Total Hip System	2012	A hip joint replacement system designed to provide surgeons with a tapered stems hip system, which dual taper wedge geometry provides stability in both mediolateral and anteroposterior planes.	III

Joint	Milestone Total Knee System	2012	A knee joint replacement system designed to restore near normal anatomy, alignment and kinematics, as well as improve implant fixation.	III

In addition, we have supplemented our research efforts with our corporate development activities with an aim to expand our product lines to include joint implant products. In January 2011, we made an equity investment of US$4.0 million in Consensus Orthopedics, or Consensus, a U.S. based boutique joint implant manufacturer that markets FDA approved products in the U.S. and other developed markets in Europe. Pursuant to our agreements with Consensus, we are entitled to select and manufacture certain hip and knee implant products developed by Consensus and market these products in China and other emerging markets under our own brand name. In addition, we established an OEM relationship with Consensus to allow both parties to leverage shared purchasing and manufacturing efficiencies. Our ability to market FDA approved joint implants in Chinese and international markets enables us to offer a premium line of joint reconstruction implants that are competitive with similar products of international manufacturers. Furthermore, in March 2011, we acquired a majority stake in Wei Rui Li, a domestic joint implant manufacturer in China. We are entitled to purchase additional equity in Wei Rui Li upon completion of determined milestones at a pre-determined price. With this acquisition, we expect to launch our first joint implant products in China in 2012, which we expect to be a significant growth driver for our business going forward.

Our Sales Channels

We sell our proprietary products through two primary channels: domestic distributors and international distributors. In 2009, 2010 and 2011, we generated 76.5%, 75.2% and 73.9%, respectively, of our net revenue from sales to domestic distributors, and 12.2%, 16.4% and 18.1% respectively, of our net revenue from sales to international distributors. Sales to our largest domestic distributor and our largest international distributor accounted for 6.9% and 2.6% of our net revenue in 2009, respectively, 9.1% and 3.0% of our net revenue in 2010, respectively, and 8.5% and 5.6% of our net revenue in 2011, respectively.

Domestic Distributors

As is typical for the medical device market in China, we sell our orthopedic implants to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. We have an extensive distribution and marketing platform for our products in China. As of March 31, 2012, we had 335 domestic distributors across China. We believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China.

As of March 31, 2012, our domestic network of distributors covered a total of 968 Tier I and 2,001 Tier II hospitals in China. We categorize the Chinese orthopedic market into three tiers, Top Tier, Middle Tier and Lower Tier, primarily according to orthopedic surgery volume and PRC Ministry of Health hospital classifications. Top Tier refers to the top 100 Tier I hospitals that we believe have the highest orthopedic surgery volume, and Middle Tier refers to the remaining Tier I hospitals. In China, Tier I hospitals are the largest hospitals that provide the most services and perform a broad range of educational and medical research functions. Lower Tier refers to the 6,780 Tier II hospitals, which are typically regional hospitals that are smaller in size with fewer services compared to Tier I hospitals, but also perform certain educational and medical research functions. According to the 2010 China Healthcare Yearbook, in China in 2009, there were 1,192 Tier I hospitals and 6,780 Tier II hospitals. As of March 31, 2012, our domestic network of distributors covered a total of 73 Top Tier hospitals, representing a coverage rate of 73.0%, a total of 895 Middle Tier hospitals, representing a coverage rate of 82.0%, and a total of 2,001 Lower Tier hospitals, representing a coverage rate of 29.5%.

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

For distributors who meet or exceed our sales targets, we often provide consideration in the form of sales incentives. The distribution agreements between Changzhou Kanghui and its distributors typically provide distributors who meet their pre-negotiated sales targets with sales incentives. However, while most of the distribution agreements between Beijing Libeier and its distributors contain similar sales incentives, some of the distribution agreements are subject to negotiations between Beijing Libeier and its distributors on an ad hoc basis. Approximately half of Beijing Libeier’s existing distributors are entitled to sales incentives pursuant to their distribution agreements, provided they meet their pre-negotiated sales targets. The criteria we consider when determining whether to grant sales incentives to distributors of Beijing Libeier products include primarily the history and reputation of the distributor, the distributor’s demonstrated ability to generate sales of our products, the distributor’s ability to make timely payments and its payment history, and the scope of the distributor’s geographic and hospital coverage.

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

International Distributors

As of March 31, 2012, internationally, we had a network of 41 distributors that sell our products in 29 countries across Asia, Europe, South America, Africa and Australia. We plan to grow our international business by entering select new markets and further penetrate existing international markets. We strategically target densely populated and fast growing emerging markets for our near-term international expansion because, like the domestic China market, we believe these markets demand high quality products at costs competitive with the large multinational players. To that end, in 2012, we intend to expand our sales in Brazil, India, Colombia and Venezuela, although we do not expect to derive material net revenue from these markets in the foreseeable future.

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

We only use distributors for sales of our proprietary branded products. While the United States and Japan have historically been our large overseas markets for our international sales, each representing 2% or more of net revenue in each period presented, we sell only OEM products to the United States and Japan, and therefore we do not maintain any international distributors in these countries.

OEMs

In addition to selling our proprietary products, we manufacture products, including both implant components and instruments, for OEMs according to their product designs and specifications. Our OEM customers include some of the world’s leading orthopedic implants manufacturers. In 2008, we began our relationship with a Japanese OEM customer, which later became our largest OEM customer in 2009, 2010 and 2011. In each of 2009, 2010, and 2011, we had eight, eleven, and thirteen OEM customers, which accounted for 11.3%, 8.4% and 8.0% respectively, of our net revenue in those periods. Our largest OEM customer accounted for 5.2%, 3.0% and 2.9 % of our net revenue in 2009, 2010 and 2011, respectively. We are not actively seeking new OEM relationships, as our growth strategy is focused on our proprietary products, but we may opportunistically consider future OEM relationships for strategic reasons from time to time.

Distribution Management and Marketing, Medical Affairs and Customer Service

We focus our marketing efforts on establishing relationships and growing our brand recognition among surgeons and hospitals. We have a distribution management and marketing team, consisting of 57 people as of March 31, 2012 in five strategic locations: Shanghai, Beijing, Xi’an, Shenyang and Guangzhou. This team is focused on training and active management of our network of distributors. We have a medical affairs team that handles surgeon training and interfaces with key orthopedic surgeons in China. This team also works closely with our research and development and manufacturing teams during our product development process to ensure that we address the needs and demands of our end-customers in our new products. In addition to ensuring that our brands are associated with high quality products and responsive services, our distribution management and marketing team works with our distributors to help them become more effective. In particular, we assist our distributors in establishing best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and end-customer relations.

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

In the international market, we focus primarily on surgeon training, medical/academic conference sponsorship and attendance and exhibiting at trade shows. We have 16 employees in our international distribution and sales team, which manages our international distributors and sales. We expect to strengthen our existing international distribution and sales capabilities, as well as hire on-the-ground sales and marketing managers in our major international markets. As our international operations mature, we may consider adding overseas offices to assist with our overseas sales and support.

Our customer service team includes 36 well-trained professionals as of March 31, 2012, with responsibility for assisting in processing orders, sales return/changes and customer complaints. This team is also responsible for assisting with preparing product volume forecasts as well as finished goods inventory management.

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

Research and Development

We have a strong research and development capabilities, consisting of a team of 76 engineers as of March 31, 2012. To date, our internal research and development team has developed all of our proprietary products. Our research and development expenses accounted for 2.1%, 2.2%, and 3.7% of our net revenue in 2009, 2010, and 2011, respectively. We maintain our primary research and development center in Changzhou and an additional research and development center in Beijing. We also established a research and development center in Shanghai, which commenced operations in August 2011. In 2012, we expect our research and development expenses to remain relatively stable as a percentage of our net revenue.

Our research and development, manufacturing and medical affairs teams work together closely to develop new, clinically effective and commercially attractive products. In designing and developing our products, we consult with hospitals and surgeons to assist us in identifying the needs and demands of their providers. In addition, we focus on maximizing ease of use of our products by surgeons. Due to differences in Chinese patient size and bone anatomy, we are developing products adapted specifically for the Chinese patient population. Since 2009, we have developed and brought to market eleven new products (four trauma products and seven spine products). As of March 31, 2012, we received a total of 37 issued patents in China, were exclusively licensed to use two issued patents owned by Mr. Qian Guo for a period of five years and had eleven patent application pending approval by relevant Chinese regulatory authorities.

We intend to continue to expand our product portfolio by strengthening our research and development of new products, product line extensions and improvements to our existing products. Because we have extensive experience with the lengthy SFDA approval process in China, we believe that we are able to navigate the regulatory review process efficiently and introduce new products in a timely manner. We plan to develop and launch seven new products by the end of 2012. We intend to continue to focus our product development on spinal and trauma implant products, as well as expand the scope of our product offerings for China’s Top Tier hospital market. In addition, we have entered into a strategic cooperation with Consensus and have acquired Wei Rui Li with an aim to expand our research and development capabilities to include joint implant products as our third line of proprietary orthopedic implant products.

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

We are expanding our new manufacturing facilities. In 2009, we acquired a parcel of land located approximately one kilometer from one of our existing facilities in Changzhou, covering a site area of 37,673 square meters, which we have used for the expansion of the manufacturing capacity and research and development facilities of our Changzhou facilities. Our new production facilities in Changzhou which is under various acceptance procedures commenced its trial operation in February 2012. In addition, we relocated our Beijing facilities to new manufacturing facilities on leased property located approximately one kilometer from our facilities in Beijing, covering a site area of 10,000 square meters, which we have used for expansion of the manufacturing capacity of our Beijing facility. We expect our manufacturing capacity to be substantially increased as a result of these expansion programs. At each of these new facilities, we have retained the flexibility to further scale up our manufacturing capacity as time goes on and demand for our products increase.

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

Quality Control and Assurance

We regard our stringent product quality as a significant factor in our end-customers’ purchasing decisions. As of March 31, 2012, our quality control department had 67 employees.

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

Suppliers and Procurement

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from multiple suppliers at prevailing market prices. We purchase raw materials for our products from approximately 20 suppliers, most of whom have long-term business relationships with us. We generally enter into annual contracts with our suppliers. The raw materials that we purchased from our top five suppliers accounted for 60.5%, 54.1% and 41.2% of our total raw materials costs in 2009, 2010, and 2011, respectively.

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

Intellectual Property

We have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements significant to our business in China. As of March 31, 2012, we had received a total of 37 issued patents in China, including eight invention patents, 27 utility model patents and two design patents, were exclusively licensed to use two utility model patents owned by Mr. Qian Guo for a period of five years and had eleven patent application pending approval by relevant Chinese regulatory authorities. We have registered trademarks in China for the “Kanghui” and “Libeier” names and logos used on our own-brand products.

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

We have completed registration for all our Class I, II and III devices, among which 63 of the registrations are still valid and the remaining 25 are in the process of being re-registered. See Item 3.D, “Risk Factors—Risks Relating to Our Business—If we fail to obtain or maintain applicable licenses or registrations for our products, or if such licenses or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for registration of a medical device.

Distribution License

A distributor must have a distribution license to engage in sales and distribution of Class II and Class III medical devices in China. Similar to the approval process for the production permit, the distributor does not need the distribution license in connection with the sale and distribution of Class I medical devices, but must notify the provincial level food and drug administration and file for record with it. The distribution license is valid for five years and is renewable upon expiration. Changzhou Kanghui and Beijing Libeier currently only sell our own products and do not need to have a distribution license. Shanghai Zhikang and Wei Rui Li obtained a medical distribution license on April 27, 2009 and December 20, 2011 respectively.

Export Registration

The SFDA maintains a registration system for exporting medical devices out of the PRC. Before a manufacturer located in the PRC can export any medical devices out of the PRC, it must obtain from the SFDA an export registration certificate covering the medical devices to be exported. An export registration certificate would be valid for two years. Changzhou Kanghui obtained a registration certificate for all the medical devices it is exporting out of the PRC which expired in June 2011 and Changzhou Kanghui is currently in the process of renewing such registration certificate. Beijing Libeier obtained separate registration certificates for each of the medical devices it is exporting out of the PRC and these registration certificates will expire in 2013.

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

Patent Law

The National People’s Congress adopted the Patent Law of the PRC, or the Patent Law in 1984, and amended it in 1992, 2000 and 2008. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

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

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investment, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC MOFCOM, the SAFE and the PRC National Reform and Development Commission.

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

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore SPVs that have made onshore investments in the PRC before the issuance of Notice 75 are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. The SAFE subsequently issued a series of guidance to its local branches with respect to the operational process for the SAFE registration under Notice 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. These guidances, standardized more specific and stringent supervision on the registration relating to Notice 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise the beneficial owners of offshore SPVs who are PRC residents to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Notice 75 may impose restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

All of our beneficial owners whose identities and addresses we know and who are subject to the Notice 75 in the PRC have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and all of our beneficial owners who are PRC residents may not continue to comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our beneficial owners who are PRC residents to make any required registrations or comply with other requirements under Notice 75 and other related rules may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly Notice 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

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

Regulations on Employee Share Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for the Administration of Individual Foreign Exchange. On January 5, 2007, the SAFE issued the Implementation Regulations of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock holding plans or stock option plans of an overseas publicly-listed company. In February 2012, the SAFE issued the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or the Stock Option Rule, which terminated the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Companies issued by SAFE in March 2007. According to the Stock Option Rule, if a PRC domestic individual participates in any stock incentive plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company shall, among other things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be first remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiary of the overseas listed company or the PRC agent before distribution to such individuals. We and our PRC citizen employees participating in our 2006, 2008, 2009 and 2010 share incentive plans are subject to the Stock Option Rule, see “Management—Prior Share Incentive Plans” and “Management—2010 Share Incentive Plan.” We have completed such approval from the local SAFE and are making periodic filing with the local SAFE in accordance with the Individual Foreign Exchange Rule and the Stock Option Rule. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule in the future, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Risk Factors—Risks Relating to Doing Business in China—All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.”

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

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of a PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

On January 31, 2011, we established TGM Medical, Inc. in the state of Delaware in the United States, which became our wholly-owned subsidiary in February 2011, as part of our strategy to expand our business. As of the date of this Form 20-F, TGM Medical, Inc. does not have any operations.

On March 23, 2011, we acquired 60% of the equity interest in Beijing Wei Rui Li Medical Device Co., Ltd., or Wei Rui Li, a provider of approved hip and knee systems in China. Pursuant to the share purchase agreement, we have the option to acquire additional equity interest in Wei Rui Li at a pre-determined price subject to the conditions set out in the agreement.

Our Corporate Structure

The following diagram illustrates our corporate structure as at March 31, 2012:

D. Property, Plant and Equipment

We maintain our headquarters at No. 1-8, Tianshan Road, Xinbei District, Changzhou, Jiangsu, 213022, People’s Republic of China. Our headquarters, also the site of our primary manufacturing and research and development facility in Changzhou, occupies 14,779 square meters, all of which are owned by us. In addition, we completed the construction of our new production facilities in Changzhou and the relocation of our production facilities in Beijing, and our production facilities now occupy premises of 37,673 square meters and 10,000 square meters in Changzhou and Beijing, respectively. Furthermore, TGM Medical Inc., our U.S. subsidiary, and Wei Rui Li own premises of 4,260 square meters and 1,120 square meters, respectively.

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

A. Operating results

Overview

We believe that we are a leading domestic developer, manufacturer and marketer of orthopedic implant products in China. We sell two primary lines of proprietary orthopedic implant products, trauma and spine, with 36 product series covering a wide array of orthopedic implants and associated instruments. Sales of our proprietary products accounted for 88.7%, 91.6% and 92.0% of our net revenue in 2009, 2010, and 2011, respectively. As a percentage of our net revenue generated from our proprietary products, sales of our trauma and spine products accounted for 69.4% and 30.6%, respectively, in 2009, 69.5% and 30.5%, respectively, in 2010, and 67.0% and 33.0%, in 2011. Since 2009, we have developed and brought to market eleven new products (four trauma products and seven spine products) and we plan to develop and launch seven new products by the end of 2012.

As is typical for the medical device market in China, we sell our orthopedic implant products to third-party distributors, who then sell the products to hospitals directly or through sub-distributors. As of March 31, 2012, we had a domestic network of 335 distributors for our products covering 30 of the 31 provinces, municipalities and autonomous regions in China. As of March 31, 2012, internationally, we had a network of 41 distributors that sell our products in 29 countries across Asia, Europe, South America, Africa and Australia.

In addition to selling our proprietary products, we manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. Sales of our OEM products accounted for 11.3%, 8.4% and 8.0% of our net revenue in 2009, 2010, and 2011, respectively.

In addition, we have supplemented our research efforts with our corporate development activities with an aim to expand our product lines to include joint implant products. In January 2011, we made an equity investment of US$4.0 million in Consensus Orthopedics, or Consensus, a U.S. based boutique joint implant manufacturer that markets FDA approved products in the U.S. and other developed markets in Europe. Pursuant to our agreements with Consensus, we are entitled to select and manufacture certain hip and knee implant products developed by Consensus and market those products in China and other emerging markets under our own brand name. We also established an OEM relationship with Consensus to allow both parties to leverage shared purchasing and manufacturing efficiencies. Our ability to market FDA approved joint implants in Chinese and international markets enables us to offer a premium line of joint reconstruction implants that are competitive with similar products of international manufacturers. In March 2011, we acquired a majority stake in Wei Rui Li, a domestic joint implant manufacturer in China. We are entitled to purchase additional equity in Wei Rui Li upon completion of determined milestones at a pre-determined price. With this acquisition, we expect to launch our first joint implant products in China in 2012, which we expect to be a significant growth driver for our business going forward.

Domestic sales of our proprietary products accounted for 76.5%, 75.2% and 73.9% of our net revenue in 2009, 2010, and 2011, respectively. International sales of our proprietary products accounted for 12.2%, 16.4% and 18.1% of our net revenue in 2009, 2010, and 2011, respectively. Our net revenue increased by 31.7% from RMB184.3 million in 2009 to RMB242.7 million in 2010, and by 34.7% to RMB327.0 million in 2011. Our net income increased by 32.9% from RMB75.0 million in 2009 to RMB99.7 million in 2010, and by 21.5% to RMB121.1 million in 2011.

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

Since 2009, we have launched eleven new products (four trauma products and seven spine products). Our new products collectively accounted for 11.6%, 25.9% and 28.2 % of our net revenue in 2009, 2010 and 2011, respectively. Moving forward, we expect to continue to target our product development efforts on increasing our portfolio of spine implant products and expanding the scope of our product offerings for China’s Top Tier hospitals. In addition, we have supplemented our research efforts with our corporate development activities with an aim to expand our product lines to include joint implant products.

Our Ability to Expand and Manage Our Network of Distributors in China and Overseas

We depend on distributors for a substantial portion of our net revenue. Our network of distributors for our products in China consists of 335 domestic distributors as of March 31, 2012. In addition, as of March 31, 2012, we had a network of 41 international distributors selling our products in 29 countries across Asia, Europe, South America, Africa and Australia. Our ability to continue to grow depends on managing, refining and adding new domestic and international distributors and entering selected new markets and further penetrating existing markets. In 2012, we intend to expand our sales in Brazil, India, Colombia and Venezuela, although we do not expect to derive material net revenue from these markets in the foreseeable future.

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

Product Mix

The mix of our products affects our results of operations. Our spine products generally have higher gross margins than our trauma products, and our new products generally enjoy higher gross margins than our existing products. As a result, the mix of products we sell in any given period will impact our profitability. In addition, our joint products, which are expected to be launched in 2012, generally have lower gross margins than our existing spine and trauma products. We may also experience margin erosion from our other existing products generally due to product lifecycle trends, which we expect may partially offset the positive effects of higher margin products. Thus, we expect that our portfolio of existing and planned new products should enable us to maintain a stable gross margin over time.

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

Expansion of our Manufacturing Capacity

Our manufacturing capacity affects our results of operations. Since inception in 1997, when our production facilities occupied approximately 320 square meters, our production facilities grew to approximately 65,832 square meters as of December 31, 2011. We have expanded our manufacturing capacity over time to satisfy increased demand for our products, and we anticipate that we may continue to do so in the future. With the commencement of trial operation of our new production facilities in Changzhou in February 2012 and the relocation of our production facilities in Beijing in June 2011, we believe that our manufacturing capacity has expanded substantially. At each of these new facilities, we have retained the flexibility to further scale up our manufacturing capacity as time goes on and demand for our products increase.

Financial Impact of Our Acquisition of Wei Rui Li

On December 23, 2010, Changzhou Kanghui entered into an equity transfer agreement with the shareholders of Wei Rui Li to acquire 60% of the equity interest in Wei Rui Li for cash consideration of RMB30.0 million. The acquisition was completed on March 23, 2011 at which time Wei Rui Li became a subsidiary of the Group. The acquisition of Wei Rui Li was designed to expedite the development of our joint segment, which our management expects to be a significant driver for our future growth. As a result of this acquisition, we expect to launch our first joint implant product in 2012.

We completed the fair value estimates of the tangible and intangible assets acquired, liabilities assumed and non-controlling interests, and determined the amount of goodwill recognized as of the acquisition date. The purchase price allocation is as follows:

RMB’000
Cash and cash equivalents	22
Prepayments and other current assets	1,310
Property, plant and equipment	414
Intangible assets—product certificates	19,388
Deferred tax assets	350
Accounts payable	(83)
Accrued expenses and other liabilities	(1,382)
Deferred tax liabilities	(5,224)

Net identifiable assets acquired	14,795

Aggregate of:
Purchase consideration	30,000
Non-controlling interests	8,609

Total	38,609

Goodwill	23,814

In connection with our acquisition of Beijing Libeier and Wei Rui Li, our intangible amortization expenses were RMB3.5 million, RMB3.6 million, and RMB4.4 million (US$0.7 million)) in 2009, 2010, and 2011, respectively. The estimated annual amortization expenses for our intangible assets for each of the five succeeding years are as follows:

	RMB	US$
	(in thousands)
2012	4,213	669
2013	3,854	612
2014	3,854	612
2015	3,854	612
2016	3,556	565

Description of Certain Statement of Operations Items

Net Revenue

Our net revenue represents our total revenue from operations, less value-added taxes and related surcharges. We derive our net revenue from sales of our proprietary products and sales of implant components and instruments to OEMs. We sell our proprietary products through a network of distributors.

We sell two lines of proprietary orthopedic implant products, trauma and spine, with 36 product series covering a wide array of orthopedic implants and associated instruments. Sales of our trauma and spine products accounted for 69.4% and 30.6%, respectively, of our net revenue generated from our proprietary products in 2009, 69.5% and 30.5%, respectively, of our net revenue generated from our proprietary products in 2010 and for 67.0% and 33.0%, respectively, of our net revenue generated from our proprietary products in 2011. We derive a significant portion of our net revenue from a limited number of products. Our most significant products both in China and internationally have consistently been our internal fixation system trauma products, which collectively accounted for 57.4%, 62.4% and 59.3%of our net revenue in 2009, 2010 and 2011, respectively. Aside from our existing trauma and spine product lines, we intend to launch our first joint products in 2012. While we expect the sales of our trauma and spine products continue to grow in absolute terms, we expect that joint products will play a substantial role as a driver of our revenue growth in 2012 and beyond.

In addition to selling our proprietary products, we also manufacture products, including implants, implant components and instruments, for OEMs based on their product designs and specifications. In each of 2009, 2010, and 2011, we had eight, eleven and thirteen OEM customers. OEM sales accounted for 11.3%, 8.4%, and 8.0% of our net revenue in 2009, 2010, and 2011, respectively. We expect that, while net revenues from our OEM business may continue to grow in absolute terms, it may remain steady or decline slightly as a percentage of our overall net revenues as we continue to grow our proprietary product business.

We generate a substantial portion of our revenue from sales to a limited number of distributors. Our top five distributors accounted for 16.8%, 21.0%, and 23.9% of our net revenue in 2009, 2010, and 2011, respectively. Our largest distributor accounted for 6.9%, 9.1% and 8.5% of our net revenue in 2009, 2010, and 2011, respectively.

Because the average selling prices of our products remain relatively stable from year to year, most of our net revenue growth is a result of increased sales volume across our product portfolio. Although we apply the same selling prices of our products to all domestic distributors, we offer sales incentives to distributors that meet or exceed certain annual performance and payment targets.

We permit returns of our products by our distributors on a case-by-case basis and returns have historically ranged from 3% to 5% of our net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. We are able to estimate returns based on a sufficiently long period of returns experience from our distributors over our operating history. We record estimated returns as a reduction of net revenue in the same period revenue is recognized and provide an accrual for such returns in our consolidated financial statements. The table below presents the activity in the sales return accrual for 2009, 2010, and 2011:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Balance at the beginning of the period	5,189	5,023	6,229	990
Provision for the period	5,739	4,346	5,425	862
Returns during the period	(5,905)	(3,140)	(2,049)	(326)

Balance at the end of the period	5,023	6,229	9,605	1,526

Cost of Revenue, Gross Profit and Gross Margin

Our cost of revenue primarily consists of raw materials, direct labor costs, manufacturing overhead and depreciation.

Our principal raw materials include titanium, titanium alloy and stainless steel. We purchase these raw materials from approximately 20 suppliers at prevailing market prices. We generally enter into annual framework contracts with our suppliers and make actual purchases using purchase orders. We have increasingly diversified our supplier base; the raw materials that we purchased from our top five suppliers accounted for 60.5%, 54.1%, and 41.2% of our total raw materials costs in 2009, 2010, and 2011, respectively. Some raw materials and components, especially titanium and titanium alloy, have historically been and are expected to continue to be susceptible to fluctuations in price and availability.

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

Gross profit is equal to net revenue less cost of revenue. Gross margin is equal to gross profit divided by net revenue. Our gross margins in 2009, 2010, and 2011 were 70.3%, 70.6%, and 71.7%, respectively. Our gross margins are primarily impacted by changes in product sales mix and the various factors that affect our cost of revenue, as discussed above. As our new products gain market acceptance, our new products generally have higher gross margins than our other products. In addition, our spine products, which are a key focus of our product development strategy, generally have higher gross margins than our trauma products. In addition, we intend to launch our first joint products in 2012. Although joint products are generally expected to have lower gross margins as compared to our spine and trauma products, primarily due to the fact that these products represent a new product line for us and the initial start up and phase in of these products may impact their margin, we expect the increase in net revenue generated from the sales of our high margin joint products will offset the impact of the lower gross margins of our joint products and maintain our overall net margin at a relatively stable level. Therefore, our gross margin for a period is affected by the proportion of sales of our higher gross margin products compared to sales of our lower gross margin products. In addition, as discussed above, our gross margin is affected by fluctuations in our raw material costs, principally titanium and titanium alloy, as well as our ability to improve our manufacturing efficiency and respond to pricing pressures from government bidding and tender processes in our industry.

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

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses.

Selling Expenses. Selling expenses consist primarily of (i) compensation and benefits for our sales and marketing staff, and (ii) expenses for trade shows, conference sponsorships, advertising and other marketing. We expect our selling expenses to increase in the future, in line with the expansion of our network of both domestic and international distributors as well as increased investment in marketing activities. Similar to most China-based medical device manufacturers, we primarily sell our products to distributors. Consequently, our sales and marketing expenses as a percentage of net revenue are significantly lower than global manufacturers of medical devices that primarily sell their products directly to hospitals. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our selling expenses.

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

Research and Development Expenses. Research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expense related to equipment used for research and development activities, and other relevant costs. In 2011, we ramped up our research and development expenses in anticipation of our launch of our joint products in 2012. We expect our research and development activities to remain relatively stable in 2012 as we continue to develop and commercialize new and enhanced products.

Our selling expenses, general and administrative expenses, and research and development expenses also include an allocation of our share-based compensation charges based on the nature of work that certain employees were assigned to perform. See “—Share-based Compensation” below.

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

Other Income/Expenses

Other income consists primarily of rental income, investment income and sales of scrap. Other expenses consist primarily of the depreciation and business taxes of office space that we leased to a third party and withholding income taxes of interest income of an inter-company loan from Cayman holding company lending to Changzhou Kanghui.

Share-based Compensation

We have adopted a 2006 Share Incentive Plan, or the 2006 Plan, a 2008 Share Incentive Plan, or the 2008 Plan, a 2009 Share Incentive Plan, or the 2009 Plan, and a 2010 Share Incentive Plan, or the 2010 Plan. Our

board of directors and shareholders approved our 2006 Plan on July 31, 2006, under which a total of 12,509,370 ordinary shares were reserved and available for issuance. As of December 31, 2011, we had granted options to purchase 12,509,370 of our ordinary shares at an exercise price of US$0.3201 per share under our 2006 Plan. On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares were reserved for issuance. As of December 31, 2011, we had granted options to purchase 4,313,860 shares (among which 85,512 options were forfeited due to resignation of relevant grantees) and 315,050 share of our Company at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2008 Plan. On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares were reserved for issuance. As of December 31, 2011, we had granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 and US$1.1856, respectively, per share under our 2009 Plan. On July 16, 2010, our board of directors and shareholders approved the 2010 Plan, under which a total of 4,067,169 ordinary shares were reserved for issuance. On September 5, 2011, the 2010 Plan was amended and the share limit under the 2010 Plan was increased to 15,739,708 ordinary shares. As of the date of this annual report, we had granted options to purchase 180,000, 2,060,000,3,522,000, 1,711,200 and 90,000 of our ordinary shares at an exercise price of US$2.3333, US$2.5733 US$2.1817, US$2.4667 and US$0.001 respectively per share under our 2010 Plan.

We account for employee share-based compensation charges based on the fair value of share option grants at the date of grant, and we record employee share-based compensation charges over the period in which the recipient is required to provide service in exchange for the equity award.

We incurred employee share-based compensation charges in 2009 totaling RMB10.3 million, in 2010 totaling RMB8.0 million, and in 2011 totaling RMB7.4 million (US$1.1 million). Based on existing option grants as of December 31, 2011, we expect to incur employee share-based compensation charges in 2012, 2013, 2014 and 2015 in the amounts of RMB9.5 million, RMB7.5 million, RMB3.9 million and RMB2.7 million, respectively. We expect to continue to grant options under our share incentive plans and incur further share-based compensation charges in future periods. The table below shows the effect of the 2009, 2010 and 2011 share-based compensation charges on our operating expense line items:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Employee Share-based Compensation Charges Related to:
Cost of revenue	205	191	196	31
Selling expenses	414	455	478	76
General and administrative expenses	9,519	7,158	6,502	1,033
Research and development expenses	170	191	197	31

Total	10,308	7,995	7,373	1,171

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

Changzhou Kanghui, an enterprise established before March 16, 2007, is entitled to the exemption of enterprise income tax in 2006 and 2007, as well as a 50% tax reduction in 2008, 2009 and 2010 based on the enterprise income tax rate of 25%. During 2008, Changzhou Kanghui obtained an HNTE certificate with a valid period of three years, from 2008 to 2010, and therefore was eligible for a preferential tax rate of 15% according to the New EIT Law until the end of 2010. Accordingly, Changzhou Kanghui enjoyed a reduced tax rate of 12.5% for the years ended December 31, 2008, 2009 and 2010. In 2008, Beijing Libeier also obtained an HNTE certificate with a valid period of three years, from 2008 to 2010. Accordingly, Beijing Libeier enjoyed a reduced enterprise income rate of 15% for the years ended December 31, 2008, 2009 and 2010. In order to continue to avail ourselves of the preferential tax rate of 15%, both Changzhou Kanghui and Beijing Libeier renewed their respective HNTE certificates in 2011 and are entitled to an additional three-year extension of the preferential tax rate for HNTE from 2011 to 2013. Wei Rui Li is not a HNTE and therefore is not subject to any preferential tax rate.

Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to us would be subject to PRC enterprise income tax. The current enterprise income tax rate is 10%.

We recorded uncertain tax positions of RMB12.3 million, RMB7.6 million, and RMB4.2 million (US$0.7 million) in 2009, 2010 and 2011, respectively, which was included in the account “uncertain tax positions.” The amount of uncertain tax positions may change in the next twelve months. However, we cannot estimate of the range of the possible change at this time.

During the years ended December 31, 2009, 2010 and 2011, we reversed RMB3.7 million, RMB6.2 million, and RMB4.5 million (US$0.7 million), respectively, in income tax expenses for uncertain tax positions and related interest.

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

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(In thousands, except for percentages)
Net revenue (including RMB661 and RMB869 (US$138) in 2010 and 2011, respectively, to related parties)	184,331	100.0	242,754	100.0	326,954	51,948	100.0
Cost of revenue
(including RMB6,525, RMB4,641 and RMB2,941 (US$467) in 2009, 2010 and 2011, respectively, from related parties)	(54,719)	(29.7)	(71,307)	(29.4)	(92,454)	(14,689)	(28.3)

Gross profit	129,612	70.3	171,447	70.6	234,500	37,259	71.7

Operating expenses:
Selling expenses (including RMB1,043 (US$166) in 2011, from related parties)	(23,246)	(12.6)	(28,230)	(11.6)	(41,572)	(6,605)	(12.7)
General and administrative expenses (including RMB216, RMB216 and RMB108 (US$17) in 2009, 2010 and 2011, respectively, from related parties)	(25,615)	(13.9)	(29,765)	(12.3)	(48,415)	(7,692)	(14.8)
Research and development expenses	(3,876)	(2.1)	(5,483)	(2.2)	(12,167)	(1,933)	(3.7)

Operating income	76,875	41.7	107,969	44.5	132,346	21,029	40.5
Interest income	974	0.5	2,915	1.2	15,927	2,530	4.9
Government grants	9,807	5.3	3,490	1.4	4,331	688	1.3
Other income (including RMB613, RMB314 and RMB36 (US$6) in 2009, 2010 and 2011, respectively, to related parties)	318	0.2	569	0.2	1,860	296	0.6
Other expenses	(337)	(0.2)	(735)	(0.3)	(1,885)	(299)	(0.6)
Foreign exchange loss	(286)	(0.2)	(7,340)	(3.0)	(8,564)	(1,361)	(2.6)

Income before income taxes	87,351	47.3	106,868	44.0	144,015	22,883	44.0
Income taxes	(12,384)	(6.7)	(7,161)	(2.9)	(23,529)	(3,738)	(7.2)

Net income	74,967	40.6	99,707	41.1	120,486	19,145	36.9
Net loss attributable to non-controlling interests	—	—	—	—	591	94	0.2

Net income attributable to China Kanghui Holdings’ shareholders	74,967	40.6	99,707	41.1	121,077	19,239	37.0

Accretion of contingently redeemable convertible preferred shares:
Series A	(10,739)	(5.8)	(7,572)	(3.1)	—	—	—
Series B	(73,180)	(39.7)	(54,988)	(22.7)	—	—	—
Series B-1	(2,736)	(1.5)	(2,844)	(1.2)	—	—	—

Net income (loss) attributable to China Kanghui Holdings	(11,688)	(6.3)	34,303	14.1	121,077	19,239	37.0

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenue

Our net revenue increased by 34.7% to RMB327.0 million (US$52.0 million) in 2011 from RMB242.7 million in 2010. This increase was due primarily to the increased sales volume across our product portfolio while our average selling prices remained relatively stable, as well as the substantial increase in our revenue from international sales.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth in 2011. Net revenue from our trauma products increased by 30.7% to RMB201.6 million (US$32.0 million) in 2011 from RMB154.3 million in 2010, primarily as a result of increased sales of our Monoloc LCP/Stanloc LCP system, our Synplate/Stanplate basic plate and screw system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 27.6%, 16.0% and 9.6%, respectively, of our net revenue in 2011. Net revenue from our spine products increased by 45.6% to RMB99.3 million (US$15.8 million) in 2011 from RMB68.2 million in 2010, primarily as a result of increased sales of our key spine product series, the L8 spine fusion system, U-spine system and PolyNices system, which accounted for 8.1%, 5.9% and 6.4%, respectively, of our net revenue in 2011. The decrease in the sales of Synplate/Stanplate basic plate and screw system as a percentage to our net revenue in 2011 was primarily as a result of changes in surgeon preferences from non-locking plates to locking plates.

Domestic sales of our proprietary products increased by 32.4% to RMB241.6 million (US$38.4 million) in 2011 from RMB182.5 million in 2010, primarily as a result of the strong market demand of our products and the continued expansion of our distribution network. Domestic sales of our proprietary products accounted for 75.2% and 73.9% of our net revenue in 2010 and 2011, respectively. International sales of our proprietary products increased by 48.6% to RMB59.3 million (US$9.4 million) in 2011 from RMB39.9 million in 2010, reflecting our increased sales to emerging markets such as Venezuela and Colombia, as well as our entry into new markets, such as Chile and Brazil. International sales of our proprietary products accounted for 16.4% and 18.1% of our net revenue in 2010 and 2011, respectively.

Our sales to OEM customers increased by 28.6% to RMB26.1 million (US$4.1 million) in 2011 from RMB20.3 million in 2010, primarily because of increased sales to our Japanese OEM customers as well as other multinational orthopedic implant manufacturers. In each of 2010 and 2011, we had eleven and thirteen OEM customers, which accounted for 8.4% and 8.0%, respectively, of our net revenue in those years.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 29.7% to RMB92.5 million (US$14.7 million) in 2010 from RMB71.3 million in 2010. The increase of our total cost of revenue in 2011 primarily reflected our increased net revenue recorded in the same year. Cost of revenue as a percentage of our net revenue decreased to 28.3% in 2011 from 29.4% in 2010. This decrease as a percentage of net revenue was primarily due to the stronger growth in our spine product sales, which not only had higher margins as compared to trauma product but also had higher margin on a year-over-year basis due to our new product launch in 2011.

As a result of the foregoing, our gross profit increased by 36.8% to RMB234.5 million (US$37.3 million) in 2011 from RMB171.4 million in 2010, and our gross margin increased to 71.7% in 2011 from 70.6% in 2010.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses increased by 60.9%, to RMB102.2 million (US$16.2million) in 2011 from RMB63.5 million in 2010.

Selling Expenses. Our selling expenses increased by 47.5% to RMB41.6 million (US$6.6 million) in 2011 from RMB28.2 million in 2010. Of this RMB13.4 million increase, RMB3.9 million was attributable to increases in sales team headcount and salaries, RMB1.5 million was attributable to increases in office supplies, and RMB6.8 million was attributable to increases in our marketing expenses. As a percentage of net revenue, selling expenses increased to 12.7% in 2011 from 11.6% in 2010.

General and Administrative Expenses. Our general and administrative expenses increased by 62.4% to RMB48.4 million (US$7.7 million) in 2011 from RMB29.8 million in 2010. Of this RMB18.6 million increase, RMB4.2 million was due to salary increases while RMB5.8 million was due to professional advisory fees, including audit fees and consulting fees paid to a professional consulting firm to assist the company to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. In addition, expenses associated with our share incentive plans decreased RMB0.7 million in 2011. As a percentage of our net revenue, our general and administrative expenses increased to 14.8% in 2011 from 12.3% in 2010.

Research and Development Expenses. Our research and development expenses increased by 121.8% to RMB12.2 million (US$1.9 million) in 2011 from RMB5.5 million in 2010. This increase was primarily attributable to our continued investment in researching and developing activities for the improvement of our existing spine and trauma products, as well as our efforts to enter into the joint product market. As a percentage of net revenue, research and development expenses increased to 3.7% in 2011 from 2.2% in 2010.

Interest Income

Our interest income increased by 448.3% to RMB15.9 million (US$2.5 million) in 2011 from RMB2.9 million in 2010. The increase was primarily due to more interest income earned from the proceeds of the initial public offering as a result of longer investment period in 2011 than 2010 since our listing in August 2010.

Government Grants

Our government grants increased to RMB4.3 million (US$0.7 million) in 2011 from RMB3.5 million in 2010. This increase was due primarily to higher government grants for business achievement granted by the PRC government authorities in 2011, the amount of which is determined by relevant PRC government authorities on ad hoc basis and may vary year by year.

Other Income

Our other income increased by 216.7% to RMB1.9 million (US$0.3 million) in 2011 from RMB0.6 million in 2010. This increase was due primarily to rental income of RMB1.3 million from leasing a portion of our Shanghai office to a third party.

Other Expenses

Our other expenses increased by 171.4% to RMB1.9 million (US$0.3 million) in 2011 from RMB0.7 million in 2010. This increase was due primarily to the depreciation of office space that we leased to a third party and withholding income taxes of interest income of an inter-company loan from Cayman holding Company lending to Changzhou Kanghui.

Income Tax Expense

Our income tax expense increased by 226.4% to RMB23.5 million (US$3.7 million) in 2011 from RMB7.2 million in 2010, and our effective income tax rate increased to 16.3% in 2011 from 6.7% in 2010. This increase was due primarily to (i) the 15% income tax rate applicable to Changzhou Kanghui in 2011 as compared to 12.5% in 2010; (ii) a RMB6.7 million increase in deferred income tax expenses reflecting the effect of a tax rate changes from 25% in 2010 to 15% in 2011 as both Changzhou Kanghui and Beijing Libeier were recognized as HNTEs in September and October 2011, respectively; and (iii) a RMB2.0 million decrease in income tax benefit related to the reversal of income tax expenses for uncertain tax positions and related interest.

Net Income

As a result of the foregoing, our net income was RMB121.1 million (US$19.2 million) in 2011, representing 37.0% of our net revenue, compared to RMB99.7 million in 2010, representing 41.1% of our net revenue.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenue

Our net revenue increased by 31.7% to RMB242.7 million in 2010 from RMB184.3 million in 2009. This increase primarily resulted from organic growth as a result of:

•	increased sales volume across our product portfolio, while our average selling prices remained relatively stable; and

•	a substantial increase in our international revenue.

Each of our two lines of proprietary orthopedic implant products, trauma and spine, experienced significant net revenue growth from 2009 to 2010. Net revenue from our trauma products increased by 36.0% to RMB154.2 million in 2010 from RMB113.4 million in 2009, primarily as a result of increased sales of our Synplate/Stanplate basic plate and screw system, our Monoloc LCP/Stanloc LCP system and our Orienail & NeoGen Nail/LJ Nail nailing systems, which accounted for 22.3%, 23.7% and 8.7%, respectively, of our net revenue in 2010. Net revenue from our spine products increased by 36.4% to RMB68.2 million in 2010 from RMB50.0 million in 2009, primarily as a result of increased sales of our key spine product series, our L8 spine fusion system, U-spine system and PolyNices system, which accounted for 9.6%, 4.4% and 5.0%, respectively, of our net revenue in 2010.

Our sales to OEM customers decreased by 2.9% to RMB20.3 million in 2010 from RMB20.9 million in 2009, primarily because our Japanese OEM customer maintained higher level of inventory in 2009, which led to a decrease in our sales volume to such customer in 2010. In each of 2009 and 2010, we had eight and eleven OEM customers, which accounted for 11.3% and 8.4%, respectively, of our net revenue in those years.

Domestic sales of our proprietary products increased to RMB182.5 million in 2010 from RMB140.9 million in 2009, reflecting primarily increased sales generated from our products to new and existing customers. Domestic sales of our proprietary products accounted for 76.5%, and 75.2% of our net revenue in 2009, and 2010 respectively. International sales of our proprietary products increased to RMB39.9 million in 2010 from RMB22.5 million in 2009, reflecting the economic recovery in key international markets and our entry into new international markets, with sales increasing from 23 countries in 2009 to 27 countries in 2010. International sales of our proprietary products accounted for 12.2%, and 16.4% of our net revenue in 2009 and 2010, respectively.

Cost of Revenue, Gross Profit and Gross Margin

Total cost of revenue increased by 30.3% to RMB71.3 million in 2010 from RMB54.7 million in 2009. Cost of revenue as a percentage of our net revenue decreased to 29.4% in 2010 from 29.7% in 2009. This decrease as a percentage of net revenue is primarily due to a shift in our product mix to higher margin products and a shift in our country mix in relation to our international sales.

As a result of the foregoing, our gross profit increased by 32.3% to RMB171.4 million in 2010 from RMB129.6 million in 2009, and our gross margin increased to 70.6% in 2010 from 70.3% in 2009.

Operating Expenses

Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses increased by 20.5%, to RMB63.5 million in 2010 from RMB52.7 million in 2009.

Selling Expenses. Our selling expenses increased by 21.6%, to RMB28.2 million in 2010 from RMB23.2 million in 2009. Of these increases, RMB0.3 million was attributable to increases in sales team headcount and salaries, and RMB4.3 million was attributable to increases in marketing expenses. As a percentage of net revenue, selling expenses decreased to 11.6% in 2010 from 12.6% in 2009.

General and Administrative Expenses. Our general and administrative expenses increased by 16.4%, to RMB29.8 million in 2010 from RMB25.6 million in 2009. Of this increase, RMB1.4 million was due to salary increases and RMB1.0 million was due to audit fee for 2010 annual audit, RMB0.7 million were due to bad provision for doubtful accounts, RMB0.8 million were due to increases in travel expenses, RMB0.5 million were due to an increase in intangible assets amortization relating to our land parcel in Changzhou, RMB0.5 million was due to insurance expenses for directors and officers and RMB1.0 million was due to other miscellaneous expenses in administrative departments. In addition, expenses associated with our share incentive plans decreased RMB2.3 million in 2010. As a percentage of net revenue, general and administrative expenses decreased to 12.3% in 2010 from 13.9% in 2009.

Research and Development Expenses. Our research and development expenses increased by 41.0%, to RMB5.5 million in 2010 from RMB3.9 million in 2009. This increase was primarily attributable to more investment in researching and developing new products, partially offset by RMB0.7 million of government grants that subsidized the research and development activities and were recorded as a reduction of the related research and development expenses. As a percentage of net revenue, research and development expenses increased to 2.2% in 2010 from 2.1% in 2009.

Interest Income

Our interest income increased by 190% to RMB2.9 million in 2010 from RMB1.0 million in 2009. This increase was due primarily to an increase in our cash balances as a result of the initial public offering financing on August 16, 2010 with a total proceeds of RMB386.0 million.

Government Grants

Our government grants decreased to RMB3.5 million in 2010 from RMB9.8 million in 2009. This decrease was primarily due to a reduction in government grants received in 2010.

Other Income

Our other income increased by 100.0% to RMB0.6 million in 2010 from RMB0.3 million in 2009. This increase was due primarily to our resale of unused raw materials in 2010.

Other Expenses

Our other expenses increased by 133.3% to RMB0.7 million in 2010 from RMB0.3 million in 2009. This increase was due primarily to an increase in the costs of resale of unused raw materials.

Income Tax Expense

Our income tax expense decreased by 41.9% to RMB7.2 million in 2010 from RMB12.4 million in 2009, and our effective income tax rate decreased to 3.0% in 2010 from 14.2% in 2009. These decreases were due primarily to a RMB2.5 million reversal of income tax expense for uncertain tax positions and related interest. Additionally, in the fourth quarter of 2009, we underwent a capital increase through appropriation of undistributed earnings and therefore had a RMB4.3 million tax obligation that led to higher income tax expense in 2009.

Net Income

As a result of the foregoing, our net income was RMB99.7 million in 2010, representing 41.1% of our net revenue, compared to RMB75.0 million in 2009, representing 40.6% of our net revenue.

B. Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Net cash generated from operating activities	57,382	118,972	115,579	18,363
Net cash used in investing activities	(33,364)	(354,524)	(2,295)	(364)
Net cash generated from financing activities	13,185	386,002	14,324	2,277
Exchange rate effect on cash and cash equivalents	(315)	(10,541)	(9,992)	(1,588)

Net increase in cash and cash equivalents	36,888	139,909	117,616	18,688
Cash and cash equivalents at beginning of period	85,679	122,567	262,476	41,703

Cash and cash equivalents at end of period	122,567	262,476	380,092	60,391

To date, we have financed our operations primarily through cash flows from operations and the proceeds of our initial public offering. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2011. Our cash and cash equivalents primarily consists of cash on hand and bank deposits.

Operating Activities

Net cash generated from operating activities was RMB115.6 million (US$18.4 million) in 2011, primarily as a result of increased net income of RMB120.5 million (US$19.1 million).

Net cash generated from operating activities was RMB119.0 million in 2010, primarily as a result of net income of RMB99.7 million and a RMB19.8 million decrease in amounts due from related parties, which mainly represented the repayment of a loan to one of our executive officers.

Net cash generated from operating activities was RMB57.4 million in 2009, primarily as a result of net income of RMB75.0 million and a RMB7.8 million increase in deferred government grants, partially offset by a RMB21.3 million increase in deposit for land use rights and a RMB23.0 million increase in inventories, driven primarily by increased purchases of raw materials and production of finished goods during the year.

Our net inventory balances as of December 31, 2009, 2010 and 2011 were RMB75.7 million, RMB86.3 million and RMB110.9 million (US$17.6 million), respectively. Our number of inventory days, which we define as the average net inventory balances during the period divided by cost of revenue and multiplied by the number of days in the period, decreased from 425 days in 2009 to 409 days in 2010 and further decreased to 389 days in 2011. The decreasing trend of inventory days was primarily due to our better production management, which include more precise production plans and a more rigid logistic management, with an aim to accelerate our inventory turnover and to reduce our inventory storage level.

Our accounts receivable balances as of December 31, 2009, 2010 and 2011, were RMB44.6 million, RMB56.8 million and 95.0 million (US$15.1 million), respectively, offset by allowance for doubtful accounts balances of RMB1.4 million, RMB1.7 million, and RMB7.4 million (US$1.2 million) for the same periods. The increase in the balance of our accounts receivable primarily reflected the increase in our net revenue and the unsettled balances between our agent for international sales as a result of our increased international sales. As a percentage of total accounts receivable, our top five domestic distributors accounted for 17.2%, 29.0%, and 21.1% as of December 31, 2009, 2010, and 2011, respectively. Our accounts receivable are typically unsecured and are derived from revenue earned from distributors in or outside the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our distributors and its ongoing monitoring of outstanding balances.

Investing Activities

Investing activities primarily include acquisitions, as well as purchases of property, plant and equipment.

Our net cash used in investing activities was RMB2.3 million (US$0.4 million) in 2011, which was primarily related to short term investments of RMB77.2 million in short term deposits, purchases of property, plant and equipment in an aggregate amount of RMB157.9 million, and a payment of RMB26.5 million for our long-term investment in Consensus Orthopedic Inc., partially offset by proceeds from short term investments of RMB266.7 million.

Our net cash used in investing activities was RMB354.5 million in 2010, which was primarily related to short term investments of RMB266.2 million in short term deposits, purchases of property, plant and equipment in an aggregate amount of RMB58.7 million, earn-out payments of RMB34.2 million in relation to our acquisition of Beijing Libeier and a payment of RMB22.2 million for acquiring a majority stake in Beijing Wei Rui Li Medical Device Co., Ltd., partially offset by proceeds from short term investments of RMB27.0 million.

Our net cash used in investing activities was RMB33.4 million in 2009, which was primarily related to purchases of property, plant and equipment in 2009 in an aggregate amount of RMB13.4 million (US$2.0 million), primarily in connection with the expansion and upgrade of our research and development and manufacturing facilities, and RMB29.0 million short term investment in time deposits, partially offset by RMB9.0 million proceeds as a result of the redemption of a short-term investment at maturity.

Financing Activities

Our net cash generated from financing activities in 2011 was RMB14.3 million (US$2.3 million). Net cash generated from financing activities in 2011 reflected share option exercised 13.3 million and capital injection from a non-controlling shareholder 1.0 million. Net cash generated from financing activities in 2010 was RMB386.0 million, reflected the issuance of new shares in our initial public offering.

Capital Expenditures

On July 31, 2008, we acquired Beijing Libeier for a total cash consideration of RMB182.7 million (including RMB34.2 million in earn-out payments that we made in June 2010), in exchange for 100% of the equity interests of Beijing Libeier.

In 2009, 2010, and 2011, our capital expenditures totaled RMB13.4 million, RMB58.9 million, and RMB157.9 million (US$25.1 million) respectively. Our capital expenditures increased from 2009 to 2010 due primarily to the construction of our new manufacturing facility of Changzhou Kanghui in 2010, our purchase of machinery and equipment, as well as the acquisition of land use rights in connection with the expansion. In 2011, our capital expenditures primarily consisted of purchase of an office building in Shanghai and the continuous investment in the construction of our new manufacturing facility of Changzhou Kanghui. As our new production facilities in Changzhou commenced trial operation in February 2012 and are currently undergoing various acceptance procedures, we expect our capital expenditures in 2012 to be lower than in 2011.

In anticipation of these capital expenditures and other working capital needs, such as the expansion of our product pipeline and enhancement of our sales and marketing capabilities, Changzhou Kanghui increased its registered capital twice in 2009. First, in July 2009, Changzhou Kanghui increased its registered capital from the original RMB66 million to RMB207.9 million. We injected RMB41.0 million of this amount in August 2009 and RMB52.2 million of this amount in December 2009, and we are permitted by PRC laws and regulations to inject the remaining RMB48.7 million by September 29, 2011. Second, in October 2009, Changzhou Kanghui further increased its registered capital to RMB407.3 million. We injected RMB29.0 million of this amount in October 2009 and injected the remaining RMB219.1 million by flowing part of the offering proceeds from our initial public offering to Changzhou Kanghui in September 2010. Beijing Libeier increased its registered capital from the original RMB10.0 million to RMB30.0 million and we injected RMB20.0 million of this amount in December 2010.

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

Allowance for doubtful accounts amounted to RMB1.4 million, RMB1.7 million and RMB7.4 million (US$1.2 million) as of December 31, 2009, 2010 and 2011, respectively, representing 3.1%, 3.0%, and 7.8% of our accounts receivable as of those dates. Provisions for bad debt are included in general and administrative expenses in our consolidated statement of operations. As we generally do not have long-term contracts with our distributors, we make an assessment on distributors annually and decide to replace underperforming distributors as appropriate. The RMB5.7 million increase in allowance for doubtful accounts in 2011 primarily reflected our reserves for accounts receivable in connection with underperforming distributors after collection efforts on these accounts receivable have been exhausted.

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

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill outstanding at December 31, 2009, 2010, and 2011, was related to our acquisitions of Beijing Libeier and Wei Rui Li. In accordance with the provisions of ASC 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if indications of impairment are present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value for each reporting unit with its respective carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by reporting unit. If a reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of a reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is lower than its carrying value, the difference is recognized as an impairment loss. We determined that we have one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Intangible Assets

We amortize our intangible assets with definite useful lives over their estimated useful lives using the straight-line method of accounting. We estimate useful lives in order to determine the amount of amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. There has been no change to the estimated useful lives during the period presented. No impairment loss was recognized during the years ended December 31, 2009, 2010 or 2011.

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

We apply ASC 740, Income Taxes, which provides guidance for the accounting and disclosure for uncertainty in income taxes. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the financial statements as income tax expense.

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

Share-based Compensation

We accounted for share options granted to employees under ASC Topic 718, Compensation—Stock Compensation.

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

We, with the assistance of an independent third-party appraiser, determined the fair value of options granted to our employees, using the binomial option pricing model. This model requires the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rates. We used historical data and future expectation to estimate forfeiture rate. For expected volatilities, we made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option was based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant.

To determine the expected volatility, we selected four comparable companies that operate in the same orthopedic implants and surgical instruments industry with similar financial leverage, each with a long trading histories on a major stock exchange. We excluded companies with a short listing history, as we believe that no reliable risk/return relationship can be derived from such short-term historical price information. In addition, given that the contractual life of our share options is relatively long at eight years, we believe that the long trading history and nature of the business of the four public companies selected make them the appropriate choices when assessing the expected volatility of our stock in valuing our share options. The average volatility of selected comparable listed companies was used as a reference for the expected volatility of entities in this industry. The similarity of business activities was the main selection criteria in identifying comparable companies, as size, financial leverage and stage of lifecycle may vary significantly over time. Changes in our estimates and assumptions regarding the expected volatility and fair value of our ordinary shares, for example, could significantly impact the estimated fair value of our share options and, as a result, our net income and net income attributable to holders of our ordinary shares.

We used the income approach, with the assistance of the appraiser, to assess our equity value at the grant date and each reporting date before our initial public offering in August 2010. Under this method, indications of value have been developed by discounting projected future net cash flows to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital, or WACC, to reflect the risks of the cash flows. As we were a privately held company at the grant date and each reporting date before our initial public offering in August 2010 and the discount rate used was based on WACC for publicly traded comparable companies, our equity value was determined to be RMB126.1 million as of July 31, 2006, RMB410.9 million as of January 8, 2008, RMB503.1 million as of July 31, 2008 and RMB613.8 million as of April 22, 2009.

The equity value prior to our initial public offering was allocated between ordinary shares and preferred shares in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. The fair value was allocated between the preferred shares and the ordinary shares based on the probability-weighted average of expected future net cash flows or distributions to shareholders. This also took into consideration each of the possible future events and the rights and preferences of each class of shares.

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

Options Granted to Employees

We calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	2009	2010	2011	11-Jan-12
Risk-free interest rate	2.74%	3.22%-3.29%	1.66%-3.58%	1.58%-2.18%
Dividend yield	—	—	—	—
Expected volatility range	29.49%	27.98%-29.25%	27.45%-28.00%	27.49%-28.02%
Sub optimal early exercise factor	1.5-3 times	1.2-2.3 times	1.5 times	1.5 times

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

As of December 31, 2011, we had RMB23.3 million (US$3.7 million), of unrecognized share-based compensation charges related to share options issued to employees which is expected to recognized over a weighted-average period of 2.9 years. To the extent the actual forfeiture rate is different from the original estimate; actual share-based compensation charges related to these awards may differ from our expectations.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect that the adoption will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity and requires that items of net income and other comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), Comprehensive (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company will adopt ASU 2011-5 and ASU 2011-12 beginning January 1, 2012 and does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group will adopt ASU 2011-08 beginning January 1, 2012 and does not expect that the adoption of ASU 2011-08 will have a material impact on its consolidated financial statements.

C. Research and Development

Please refer to Item 4.B, “Business Overview—Research and Development”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Contractual Obligations

A summary of our contractual obligations at December 31, 2011 is as follows:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commitment for purchase of property, plant and equipments	18,401	2,106	—	—	20,507	3,259
Operating leases	7,971	14,873	10,581	1,680	35,105	5,577
Uncertain tax position	4,197	—	—	—	4,197	667

Total	30,596	16,979	10,581	1,680	59,809	9,503

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is No.1-8 Tianshan Road, Xinbei District, Changzhou, Jiangsu Province 213022, People’s Republic of China.

Name	Age	Position/Title
Yikang Jiang	58	Chairman of the board of directors
Libo Yang (1)	47	Director, chief executive officer
Jun Du	54	Director
Hongxin Nie (1)	39	Director, vice president of sales and marketing (Beijing Libeier)
Suyang Zhang	53	Director
Patricia Peifen Chou (2)(3)	44	Independent director
David Su (1)(2)(3)	41	Independent director
Shuchun Gao (2)(3)	47	Independent director
Junwen Wang	38	Chief financial officer
Weidong Shan	41	Vice president of sales and marketing (Changzhou Kanghui)
Zhiming Wang	42	Vice president of manufacturing (Changzhou Kanghui)
Qian Guo	43	Vice president of manufacturing (Beijing Libeier)

(1)	Member, nominating and corporate governance committee
(2)	Member, audit committee
(3)	Member, compensation committee

Mr. Yikang Jiang is our founder and has served as the chairman of our board of directors since 2006. He was the general manager of our subsidiary Changzhou Kanghui since its foundation in 1997 until 2006, and has been the chief executive officer of Changzhou Kangdi Medical Stapler Co., Ltd., a company related to us, after 2006. Mr. Jiang is an executive director of the China Association of Medical Devices Industry and vice president of its Surgical Implants Professional Committee. He is also a vice president of Changzhou Xinbei District Industry and Commerce Association and was awarded the honor “Changzhou Star Entrepreneur” in 2008 and 2009. Mr. Jiang was a people’s representative at the 14th Changzhou People’s Congress and is an executive director of the Changzhou Xinbei Committee of Chinese People’s Political Consultative Conference.

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

Ms. Patricia Peifen Chou has served as our independent director since the completion of our initial public offering. Ms. Chou currently serves as the chief financial officer of ScinoPharm Taiwan, Ltd., a pharmaceutical company listed on the Taiwan Stock exchange. Before joining ScinoPharm Taiwan, Ltd. in September, 2011, Ms. Chou served as the chief financial officer of Actions Semiconductor Co., Ltd., an IC design company listed on the NASDAQ Global Market. From 2001 to 2006, she served as the director of business development and then senior director of accounting at Semiconductor Manufacturing International Corporation, or SMIC, where she was responsible for establishing a U.S. presence, developing new business initiatives, and leading SMIC’s global accounting team. She also participated in raising US$650 million in private funds and SMIC’s US$1.6 billion NYSE-listed initial public offering. From 1996 to 2001, Ms. Chou was the director of accounting and planning of Winbond Electronics Corporation U.S. operation. Prior to that, Ms. Chou worked as a financial auditor in Taiwan, Hong Kong, and the United States with Deloitte Touche Tohmatsu. Ms. Chou received a bachelor of business administration from National Taiwan University, master of accounting from University of Southern California, and master of business administration from University of California, Berkeley. She is also a Certified Public Accountant in Taiwan, the United States and China.

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

Dr. Shuchun Gao has served as our independent director since 2011. Ms. Gao is currently the Chief Executive Officer of Shenyang Tim-high Development Of New Materials Co., Ltd., a research and development company specializing in new materials for medical implants. Prior to joining Tim-high Development Of New Materials Co., Ms. Gao served as an engineer for Shenyang Vacuum Institute and as the foreign trade merchandiser for Shenyang Commercial Corporation. Ms. Gao received her Ph.D. degree in Materials Science and Engineering from Dongbei University in 2008, a MBA degree from the California American University in 2001, and a MPA degree from Liaoning University in 2000.

Ms. Junwen Wang has served as our chief financial officer since 2010. Prior to joining our company, Ms. Wang served as a finance manager and finance controller at Johnson & Johnson Company from 2006 to 2010. Ms. Wang also worked as the finance controller at Tarmac Group (a member of the Anglo American Plc Group) from 1999 to 2003. Before that, Ms. Wang worked as a senior auditor at Ernst & Young Hua Ming for four years. Ms. Wang is a member of American Institute of Certified Public Accountants, the Chinese Institute of Certified Public Accountants and Certified General Accountants Association of Canada. Ms. Wang graduated from Shanghai Lixin University of Commerce in 1995 and received an MBA degree in Finance from Michigan State University in 2006.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to all of our directors and our executive officers was RMB4.0 million (US$0.6million). For share-based compensation, see “—Prior Share Incentive Plans” and “—2010 Share Incentive Plan”. The total amount accrued in 2011 for pension, retirement or other similar benefits to our directors and our executive officers was approximately RMB2.7 million (US$0.4 million).

Prior Share Incentive Plans

We have adopted the 2006 Plan, the 2008 Plan and the 2009 Plan. All of our prior share incentive plans were intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Our board of directors and shareholders approved our 2006 Plan on July 31, 2006. A total of 12,509,570 ordinary shares have been reserved and available for issuance under our 2006 Plan. As of the date of this annual report, we have granted options to purchase 12,509,570 of our ordinary shares at an exercise price of US$0.3201 per share, among which 10,112,382 options were outstanding. Options granted under our 2006 Plan are vested and become exercisable:

•	as to 50% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006; or

•	as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

On January 8, 2008, our board of directors and shareholders approved our 2008 Plan, under which a total of 4,599,110 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 4,284,060 (37,000 of which were later cancelled) and 315,050 of our ordinary shares at an exercise price of US$0.9485 per share and US$1.1856 per share, respectively, among which 3,411,624 options were outstanding. Options granted under our 2008 Plan are vested and become exercisable:

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

On April 22, 2009, our board of directors and shareholders approved our 2009 Plan, under which a total of 322,040 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 16,000 and 306,040 of our ordinary shares at an exercise price of US$0.9485 per share and US$1.1856 per share, respectively, among which 102,492 options were outstanding. Options granted under our 2009 Plan are vested and become exercisable as to 25% of the ordinary shares for each 12-month period from the date of grant, or January 1, 2006 for those employees who joined us before January 1, 2006.

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

On September 5, 2011, pursuant to a shareholders’ resolution, the 2010 share incentive plan of the company was amended and the share limit under the plan was increased to 15,739,708 ordinary shares.

Under the 2010 Share Incentive Plan, a total of 15,793,708 ordinary shares have been reserved for issuance. As of the date of this annual report, we have granted options to purchase 180,000, 2,060,000, 3,522,000, 1,711,200 and 90,000 of our ordinary shares at an exercise price of US$2.3333, US$2.5733, US$2.1817, US$2.4667 and US$0.001 respectively, per share, among which 7,563,200 options were outstanding.

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

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that to increase the limit on issuable options from the current limit, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the 2010 Share Incentive Plan will terminate in 2020. As of the date of this annual report, we have granted options to purchase 180,000, 2,060,000, 3,522,000, 1,711,200 and 90,000 of our ordinary shares at an exercise price of US$2.3333, US$2.5733, US$2.1817, US$2.4667 and US$0.001, respectively, per share under our 2010 Plan.

The table below sets forth, as of the date of this annual report, the option grants made to our directors and executive officers, under our prior share incentive plans:

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price (US$/Share)	Grant Date	Expiration Date
Yikang Jiang	*	2.4667	January 11, 2012	January 11, 2018
Libo Yang	*	0.3201	January 1, 2006	July 30, 2014
	*	0.9485	January 8, 2008	January 7, 2016
	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Jun Du	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Hongxin Nie	3,335,870	0.3201	July 31, 2008	July 30, 2016
	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Suyang Zhang	—	—	—	—
Patricia Peifen Chou	*	1.1856	June 7, 2010	June 6, 2018
David Su	*	2.5733	February 17, 2011	February 16, 2019
Junwen Wang	*	0.9485	March 1, 2010	February 28, 2018
	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Weidong Shan	*	0.3201	July 31, 2006	July 30, 2014
	*	0.9485	January 8, 2008	January 7, 2016
	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Zhiming Wang	*	0.3201	July 31, 2006	July 30, 2014
	*	2.1817	December 14, 2011	December 13, 2017
Qian Guo	3,335,900	0.3201	July 31, 2008	July 30, 2016
	*	2.5733	February 17, 2011	February 16, 2019
	*	2.1817	December 14, 2011	December 13, 2017
Shuchun Gao	*	2.1817	December 14, 2011	December 13, 2019

*	Beneficially owns less than 1% of our ordinary shares.

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

Terms of Directors and Executive Officers

We currently have eight directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2012 annual general meeting, the term of office of Suyang Zhang and Hongxin Nie will expire. At the 2013 annual general meeting, the terms of office of Libo Yang, Patricia Peifen Chou and David Su will expire. At the 2014 annual general meeting, the terms of office of Yikang Jiang, Jun Du and Shuchun Gao will expire.

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

Audit Committee

Our audit committee consists of Ms. Patricia Peifen Chou, Mr. David Su and Ms. Shuchun Gao. Ms. Patricia Peifen Chou is the chairperson of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Ms. Patricia Peifen Chou, Mr. David Su and Ms. Shuchun Gao satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual, as well as the criteria for independence set forth in Rule 10A-3 of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. David Su, Mr. Shuchun Gao and Ms. Patricia Peifen Chou. Mr. David Su is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. David Su, Mr. Libo Yang and Ms. Hongxin Nie. Mr. David Su is the chairman of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of the Cayman Islands do not require the nominating and corporate governance committee of our Company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

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

D. Employees

We had 698, 732 and 787 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of employees categorized by function as of March 31, 2012:

Function	Number of employees
Manufacturing	435
Research and development	76
General and administration	153
Marketing and sales	86
Quality control	67

Total	817

As required by PRC regulations, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC law to make contributions to the employee benefit plans at a certain percentage of the total salaries of our employees, including bonus and allowances, up to a maximum amount specified by the local government. The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was RMB6.1 million, RMB7.5 million and RMB8.1 million, respectively.

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

We have not experienced any labor disputes or disputes with the labor department of the PRC government since our inception.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 140,569,926 ordinary shares outstanding as of the date of this annual report, taking into consideration options and SARs exercisable by such person within 60 days of the date of this annual report.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of the date of this annual report, April 30, 2012.

	Shares beneficially owned as of March 31, 2012
Name	Number	Percent
Directors and Executive Officers
Yikang Jiang (1)	9,988,000	7.11%
Libo Yang (2)	5,192,100	3.68%
Jun Du (3)	3,140,000	2.23%
Hongxin Nie (4)	7,038,437	4.77%
Suyang Zhang	—	—
Patricia Peifen Chou	*	*
David Su	*	*
Shuchun Gao	*	*
Weidong Shan	*	*
Zhiming Wang	*	*
Junwen Wang	*	*
Qian Guo (4)	7,038,437	4.77%
All directors and executive officers as a group	27,506,660	18.33%

Principal Shareholders
IDG-Accel China Growth Fund L.P. (5)	18,114,314	12.89%
SIG China Investments One, Ltd. (6)	18,024,250	12.82%
TDF Capital China II, LP. (7)	9,035,616	6.43%
Citi (Nominees), Limited	82,673,664	58.81%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 6,000,000 ordinary shares owned on record by Mr. Jiang, and 3,600,004 ordinary shares owned by Mr. Jiang’s child, Mr. Zhenyu Jiang. Mr. Jiang has disclaimed his beneficial ownership of the 3,600,004 shares owned by his child. Mr. Yikang Jiang and Mr. Zhenyu Jiang retain voting and investment power with respect to 6,000,000 and 3,600,004 shares of our company, respectively. As of the date of this Form 20-F, 387,996 shares have been converted into ADSs and are held by Citi (Nominees) Limited.
(2)	Includes 4,735,910 ordinary shares owned on record by Ms. Xiaohui Yang and options owned by Mr. Libo Yang to purchase 456,190 ordinary shares of our company. Ms. Yang is Mr. Yang’s mother. Ms. Yang and Mr. Yang have disclaimed beneficial ownership of shares owned by each other. Ms. Xiaohui Yang retains voting and investment power with respect to the 4,735,910 shares and Mr. Libo Yang retains the voting and investment power with respect to the shares acquired upon exercise of the options to purchase 456,190 of our shares.
(3)

Includes 2,000,000 ordinary shares owned on record by Mr. Du, option owned by Mr. Du to purchase 40,000 ordinary shares of our company and 800,000 ordinary shares owned on record by his child, Ms. Tingting Du. Mr. Du has disclaimed his beneficial ownership of the 800,000 shares owned by his child.

Mr. Jun Du and Ms. Tingting Du retain voting and investment power with respect to 2,040,000 and 800,000 of our shares, respectively. Ms. Tingting Du’s address is No. 3 Yizheng Road, Zhenjiang, Jiangsu, P.R. China. As of the date of this Form 20-F, 300,000 shares have been converted into ADSs and are held by Citi (Nominees) Limited.
(4)	Includes options owned by Ms. Hongxin Nie to purchase 3,429,203 ordinary shares of our company and options owned by Mr. Qian Guo to purchase 3,429,233 ordinary shares of our company. Shares beneficially owned by Ms. Nie and Mr. Guo include 30,000 ADSs purchased by Ms. Nie in our directed share program. Ms. Nie and Mr. Guo have disclaimed beneficial ownership of the options owned by each other. Mr. Qian Guo and Ms. Hongxin Nie retain voting and investment power with respect to the shares acquired upon exercise of the options to purchase 3,429,233 and 3,429,203 of our shares, respectively. Ms. Nie retains voting and investment power with respect to the 30,000 ADSs purchased in our directed share program.
(5)	Includes 1,300,588, 2,853,014 and 13,960,712 ordinary shares owned by IDG-Accel China Investors L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Growth Fund L.P. As the date of this annual report, 2,878,434 shares have been converted into ADSs and held by Citi (Nominees) Limited.
(6)	Includes 18,024,250 ordinary shares owned by SIG China Investments One, Ltd.
(7)	Includes 8,679,606 and 356,010 ordinary shares owned by TDF Capital China II, LP, and TDF Capital Advisors, LP. As the date of this annual report, 9,035,616 shares have been converted into ADSs and held by Citi (Nominees) Limited.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there is one record holder in the United States. Citibank, N.A. has advised us that, as of April, 13, 2012, 13,778,944 ADSs, representing 82,673,664 underlying ordinary shares, were held of record by CEDE & CO in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

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

Office Lease Transactions

Our subsidiary Changzhou Kanghui is operating part of its manufacturing activities in an approximately 2,000 square meter premise leased from Changzhou Kangdi. Changzhou Kanghui and Changzhou Kangdi entered into a premise lease agreement for a one-year term on January 1, 2009, January 1, 2010 and January 1, 2011. In 2010 and 2011, Changzhou Kanghui paid rent of RMB240,000 and RMB150,000 (US$23,833), respectively, to Changzhou Kangdi in accordance with the lease agreement. The lease agreement has been terminated by the parties in July 2011 as a result of the commission of the new production facilities of Changzhou Kanghui.

We have leased office space of approximately 147 square meters for the operation of our subsidiary Beijing Libeier from one of our directors, Ms. Hongxin Nie. We have entered into a lease agreement with Ms. Hongxin Nie and the current lease has expired on June 30, 2011. Our production facilities have been relocated to a new site upon the expiry of the lease. In 2009, 2010 and 2011, Beijing Libeier paid a rent of RMB216,000, RMB216,000 and RMB108,000 (US$17,159) to Ms. Nie, respectively.

Changzhou Kanghui has leased one of its buildings of 3,080 square meters in Changzhou to Changzhou Outeke Medical Instruments Co., Ltd., or Outeke. Outeke is a company 30% owned by the spouse of Weiwei Long, a director of Changzhou Kanghui. The current lease runs from January 1, 2009 to December 31, 2012. In 2009, 2010 and 2011, Outeke paid rent of RMB314,187, RMB314,187 and RMB314,187 (US$49,919), respectively, to Changzhou Kanghui. Ms. Long had ceased to serve as a director of Changzhou Kanghui since August 2011.

On June 1, 2011, Beijing Libeier entered into a premise lease agreement with Ji’en Xingye Technology (Beijing) Co., Ltd., or Ji’en Xingye, a company jointly owned by Mr. Qian Guo, our vice president for Beijing Libeier, and Ms. Hongxin Nie, our vice president for Beijing Libeier and our director, for a premise of 10,000 square meters. The annual rent for the first year of the lease term is RMB6.5 million (inclusive of management fees), and for the following years within the lease term, there will be a 5% increase annually. The term of the lease is five years, which is expected to expire on June 2016. The premise was completed and Beijing Libeier relocated its manufacturing facilities into such premise around the same time. In 2011, Beijing Libeier paid a rent of RMB3.7 million (US$0.6 million) to the lessor.

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

Other Transactions

From time to time, Changzhou Kanghui has outsourced part of its manufacturing process to Outeke. In 2009 and 2010, Changzhou Kanghui paid RMB6.3 million and RMB4.4 million, respectively, to Outeke.

From time to time, Changzhou Kanghui processed medical stapler components for Changzhou Kangdi. In 2009, 2010 and 2011, Changzhou Kanghui received RMB0.1 million, nil, and nil, respectively, in payment from Changzhou Kangdi for such processing services.

Beijing Libeier entered into an agreement on April 28, 2008, as amended on July 23, 2010, with Beijing Keyibangen Medical Instruments Co., Ltd., or Keyibangen, a company wholly owned and controlled by Mr. Zhenying Guo and Ms. Shufan Li, who are immediate family members of Mr. Qian Guo, vice president of Beijing Libeier, and Ms. Hongxin Nie, our director and vice president of Beijing Libeier, who were both formerly shareholders of Beijing Libeier prior to our acquisition of the company on July 31, 2008. Such agreement was in connection with Beijing Libeier’s purchase of inventories (including raw materials and finished goods), manufacturing and processing equipment and office appliances and other items with a book value of approximately RMB8.5 million. As of December 31, 2009, 2010 and 2011, the amounts due from Beijing Libeier to Keyibangen was RMB5.0 million, RMB2.6 million, and nil, respectively. As of December 31, 2009, 2010 and 2011, the amounts due from Keyibangen to Beijing Libeier were nil, nil and RMB258,000 (US$41,000).

Changzhou Kanghui entered into an agreement with Changzhou Bioconcept Medical Devices Co., Ltd., or Changzhou Bioconcept, on May 18, 2009, January 1, 2010 and September 29, 2010. The latest agreement expired on December 31, 2011. According to the agreements, Changzhou Kanghui manufactures components of tooth implants and instruments on an OEM basis for Changzhou Bioconcept. Changzhou Bioconcept is a company 39.5% owned by Mr. Libo Yang, our director and chief executive officer. In 2009, 2010 and 2011, Changzhou Kanghui received payment of nil, RMB661,000 and RMB869,000 (US$138,000) from Changzhou Bioconcept, respectively.

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

A. Offering and listing details

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “KH”, and have been listed since August 16, 2010. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2011 (1)	25.73	13.09

Quarterly:
Third Quarter, 2011	24.80	18.56
Fourth Quarter, 2011	19.54	13.09
First Quarter, 2012

Monthly
November 2011	16.47	14.30
December 2011	15.03	13.09
January 2012	17.54	14.74
February 2012	18.77	17.27
March 2012	21.00	18.05
April 2012 (through April 27, 2012)	20.77	19.10

(1)	Our ADSs began trading on the New York Stock Exchange on August 16, 2010.

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

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of investment, however, remains subject to the approval of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from or registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC MOFCOM, the SAFE and the PRC National Reform and Development Commission.

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

All of our beneficial owners whose identities and addresses we know and who are subject to the Notice 75 have made registrations with the SAFE’s Jiangsu branch with respect to their existing investments in our company and have duly updated their registrations from time to time in accordance with our corporate changes. However, we may not be informed of the identities of all the beneficial owners of our company who are residents in the PRC, and we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. The failure or inability of our beneficial owners who are PRC residents to make any required registrations or comply with other requirements under Notice 75 and other related rules may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See Item 3.D, “Risk Factors—Risks Relating to Doing Business in China—Recent PRC regulations, particularly Notice 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

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

We do not expect to be a PFIC for the taxable year 2011. Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ADSs and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2011. Despite our expectation, there can be no assurance that we will not be a PFIC in 2011 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs and ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operation. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

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

A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

A majority of our net revenue and expenditures are denominated in Renminbi. However, the price of certain raw materials that we buy from foreign suppliers and of our orthopedic implants that we sell to foreign customers is denominated in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the cost of such raw materials to us and will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. See Item 3.D, “Risk Factors—Risks Relating to Our Business—Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB3.6 million (US$0.5 million) in our total cash position.

The functional currency of our company is the U.S. dollar. Our PRC subsidiaries have determined their functional currencies to be the Renminbi based on the criteria of ASC 830, Foreign Currency Matters. We use the Renminbi as our reporting currency. We use the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position respectively. Translation differences are recorded in accumulated other comprehensive income or loss, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into our functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of income.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by any short-term or long-term bank borrowings and interest income on our interest-bearing bank deposits. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2009, 2010 and 2011, and we have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure.

Our future interest expense on any short-term or long-term borrowings may increase or decrease due to changes in market interest rates. Our future interest income on our interest-bearing cash and pledged deposit balances may increase or decrease due to changes in market interest conditions. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of bank borrowings relative to other sources of funds. Based on our outstanding interest-earning instruments as of December 31, 2011, a 10% change in the interest rates would result in an increase or decrease approximately of RMB34,000 (US$5,400) in our total amount of interest income for the year ended December 31, 2011.

Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -0.7%, 3.3% and 5.5% in 2009, 2010 and 2011, respectively. If inflation rises, it may materially and adversely affect our business.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in direct register system), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via depository trust & clearing corporation (“DTC”)), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

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

Fees Payable by the Depositary to Us

From the date of our listing, we received from the depositary a reimbursement of approximately $0.9 million for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. For our company, internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the preparation of our consolidated financial statements as of and for the year ended December 31, 2010, our management and independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These material weaknesses consisted of:

•

an ineffective control environment over financial reporting due to our failure to appropriately staff our financial function with a sufficient number of competent and experienced staff in preparing U.S. GAAP-based consolidated financial statements and related footnote disclosures and

•	an ineffective financial statement closing process.

In 2011, our internal audit function was enhanced and in full operation. In addition, we provided our existing personnel with training and education through internal and external training programs relating to U.S. GAAP and we hired additional personnel with sufficient understanding of U.S. GAAP and SEC reporting requirements and established adequate policies and procedures to prepare financial information in accordance with U.S. GAAP and SEC regulations. As a result, our management determined that the material weaknesses in our internal control over financial reporting no longer existed. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the remediation of the material weaknesses described above.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Patricia Peifen Chou, Mr. David Su and Ms. Shuchun Gao. Ms. Patricia Peifen Chou is the chairperson of our audit committee and meets the criteria of an audit committee financial expert. Each member of our audit committee satisfies the “independence” requirements of the corporate governance rules of New York Stock Exchange and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

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

	2010	2011
Audit fees (1)	RMB4,204,105	RMB5,572,374
Audit-related fees (2)	—	RMB417,473
Tax fees (3)	—	RMB300,000
All other fees (4)	—	—

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

None.

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

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of the Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Form of Registrant’s American Depository Receipt (included in Exhibit 2.3)

2.2*	Specimen Certificate for Ordinary Shares of the Registrant

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depository Shares issued thereunder

2.4*	Series A Share Purchase Agreement dated July 10, 2006 among the Registrant, Changzhou Kanghui, the Series A investors and certain other parties set forth therein

2.5*	Series B Share Purchase Agreement dated January 3, 2008 among the Registrant, Changzhou Kanghui, the Series B investors and certain other parties set forth therein

2.6*	Series B-1 Share Purchase Agreement dated April 21, 2009 among the Registrant, Changzhou Kanghui, Beijing Libeier, Series B-1 investors and certain other parties set forth therein

2.7*	Amended and Restated Investors’ Rights Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other existing shareholders set forth therein

2.8*	Series B Preferred Right of First Refusal and Co-Sale Agreement dated April 21, 2009 among the Registrant, Series B-1 investors and other parties set forth therein

2.9*	Series B Preferred Share Restriction Agreement dated April 21, 2009 among the Registrant, the restricted holders and other existing shareholders specified therein and Series B-1 investors

4.1*	Form of 2006, 2008, 2009 and 2010 Share Incentive Plans and Incentive Stock Option Agreement

4.2*	Form of Indemnification Agreement with the Registrant’s directors

4.3*	Form of Employment Contract between the Registrant and executive officers of the Registrant

4.4*	English Translation of Equity Transfer Agreement among the Registrant, Qian Guo, Hongxin Nie and Beijing Libeier dated April 29, 2008 and its supplements in 2008, 2009 and 2010, respectively

4.5*	English Translation of Land Use Right Grant Contract between Changzhou Kanghui and Changzhou Bureau of Land Resources dated September 25, 2009

4.6*	English Translation of Lease Agreement between Changzhou Kangdi Medical Stapler Co., Ltd and Changzhou Kanghui (undated)

4.7*	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated July 14, 2009

4.8*	English Translation of Lease Agreement between Beijing Libeier and Beijing Yizhuang Property Management Center dated April 1, 2010

4.9*	English Translation of Form of Patent Transfer Agreement between Mr. Yikang Jiang and Changzhou Kanghui

4.10*	English Translation of Agency Agreement between Changzhou Kanghui and Shanghai Medical Instruments Import and Export Company dated January 1, 2008

4.11*	English translation of Lease Contract between Beijing Libeier and Hongxin Nie dated January 1, 2010

Exhibit Number	Description

4.12*	English translation of Premise Lease Contract between Changzhou Kanghui and Changzhou Outeke Medical Instruments Co., Ltd. undated and the confirmation letter dated April 7, 2010 issued by Changzhou Outeke Medical Instruments Co., Ltd.

4.13*	English translation of Equipment Purchase Agreement between Beijing Keyibangen Medical Instruments Co., Ltd. and Beijing Libeier dated April 28, 2008 and its supplement on July 23, 2010

4.14*	English translation of Toll Manufacturing Agreement between Changzhou Kanghui and Changzhou Bioconcept Medical Devices Co., Ltd. dated January 1, 2010

4.15*	Letter of Intent between Beijing Libeier and Ji’en Xingye dated July 28, 2010

4.16	Office Lease Agreement dated June 1, 2011 between Beijing Libeier and Ji’en Xingye

8.1	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Fangda Partners

23.2	Consent of Ernst & Young Hua Ming

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-168301), as amended, initially filed with the Securities and Exchange Commission on July 23, 2010.

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Kanghui Holdings

/s/ Junwen Wang
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: April 30, 2012

CHINA KANGHUI HOLDINGS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    China Kanghui Holdings:

We have audited the accompanying consolidated balance sheets of China Kanghui Holdings (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Kanghui Holdings at December 31, 2011 and 2010, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Kanghui Holdings’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/    Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

    China Kanghui Holdings:

We have audited China Kanghui Holdings’ internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). China Kanghui Holdings’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, China Kanghui Holdings maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Kanghui Holdings as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of China Kanghui Holdings and our report dated April 30, 2011 expressed an unqualified opinion thereon.

/s/    Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

April 30, 2012

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		262,476	380,092	60,391
Bills receivable		8,163	5,873	933
Short-term investments	5	266,673	76,998	12,234
Accounts receivable, net	7	55,131	87,578	13,915
Inventories, net	8	86,266	110,907	17,621
Prepayments and other current assets	9	11,693	13,428	2,135
Deferred tax assets	20	12,134	9,090	1,444
Amount due from related parties	22	644	5,672	901

Total current assets		703,180	689,638	109,574

Non-current assets:
Property, plant and equipment, net	10	107,237	259,825	41,282
Intangible assets, net	11	46,995	62,026	9,855
Prepaid land lease payments	12	23,298	22,812	3,624
Goodwill	13	131,527	155,341	24,681
Long-term Investment	14	—	25,204	4,004
Deposits for non-current assets	15	37,507	4,731	752
Deferred tax assets	20	2,436	2,444	388
Other assets, non-current		—	257	41

Total non-current assets		349,000	532,640	84,627

Total assets		1,052,180	1,222,278	194,201

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		15,086	19,278	3,063
Accrued expenses and other liabilities	16	47,433	65,388	10,389
Income tax payable		2,830	5,800	922
Deferred revenue		289	—	—
Uncertain tax positions	20	8,004	4,197	667
Amount due to related parties	22	4,040	1,137	181

Total current liabilities		77,682	95,800	15,222

Non-current liabilities:
Deferred government grants	17	5,511	6,409	1,018
Deferred tax liabilities	20	11,700	14,857	2,361

Total non-current liabilities		17,211	21,266	3,379

Total liabilities		94,893	117,066	18,601
Commitments and contingencies	24

CHINA KANGHUI HOLDINGS

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2010	2011
		RMB	RMB	US$
Equity:
Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2010 and 2011; 136,821,600 shares and 140,401,842 shares issued outstanding as of December 31, 2010 and 2011, respectively)		999	1,022	162
Additional paid-in capital		892,298	912,972	145,057
Accumulated other comprehensive loss		(16,737)	(19,604)	(3,115)
Statutory reserves	19	31,247	45,417	7,216
Retained earnings		49,480	156,387	24,847

Total China Kanghui Holdings shareholders’ equity		957,287	1,096,194	174,167
Non-controlling interests		—	9,018	1,433

Total equity		957,287	1,105,212	175,600

Total liabilities and equity		1,052,180	1,222,278	194,201

The accompanying notes are an integral part of the consolidated financial statements.

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB	US$
Net revenue (including RMB661 and RMB869 (US$138) in 2010 and 2011, respectively, to related parties)	22	184,331	242,754	326,954	51,948
Cost of revenue (including RMB6,525, RMB4,641 and RMB2,941 (US$467) in 2009, 2010 and 2011, respectively, from related parties)	22	(54,719)	(71,307)	(92,454)	(14,689)

Gross profit		129,612	171,447	234,500	37,259

Operating expenses:
Selling expenses (including RMB1,043 (US$166) in 2011, from related parties)	22	(23,246)	(28,230)	(41,572)	(6,605)
General and administrative expenses (including RMB216, RMB216 and RMB108 (US$17) in 2009, 2010 and 2011, respectively, from related parties)	22	(25,615)	(29,765)	(48,415)	(7,692)
Research and development expenses		(3,876)	(5,483)	(12,167)	(1,933)

Operating income		76,875	107,969	132,346	21,029
Interest income		974	2,915	15,927	2,530
Government grants	17	9,807	3,490	4,331	688
Other income (including RMB613, RMB314 and RMB36 (US$6) in 2009, 2010 and 2011, respectively, to related parties)	22	318	569	1,860	296
Other expenses		(337)	(735)	(1,885)	(299)
Foreign exchange loss		(286)	(7,340)	(8,564)	(1,361)

Income before income taxes		87,351	106,868	144,015	22,883
Income taxes	20	(12,384)	(7,161)	(23,529)	(3,738)

Net income		74,967	99,707	120,486	19,145
Net loss attributable to non-controlling interests		—	—	591	94

Net income attributable to China Kanghui Holdings’ shareholders		74,967	99,707	121,077	19,239

Accretion of contingently redeemable convertible preferred shares:
Series A	26	(10,739)	(7,572)	—	—
Series B	26	(73,180)	(54,988)	—	—
Series B-1	26	(2,736)	(2,844)	—	—

Net income (loss) attributable to ordinary shareholders		(11,688)	34,303	121,077	19,239

Earnings (loss) per share:
Basic	26	(0.20)	0.30	0.87	0.14
Diluted	26	(0.20)	0.27	0.79	0.12
Shares used in earnings (loss) per share computation:
Basic	26	57,714,400	88,408,057	139,086,102	139,086,102
Diluted	26	57,714,400	100,346,612	153,481,936	153,481,936

The accompanying notes are an integral part of the consolidated financial statements.

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	74,967	99,707	120,486	19,145
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	10,308	7,995	7,373	1,171
Depreciation of property, plant and equipment	9,192	10,365	15,880	2,523
Amortization of intangible assets	3,525	3,593	4,409	700
Amortization of prepaid land lease payments	55	378	486	77
Foreign exchange loss	286	7,340	8,564	1,361
Loss on disposal of equipment	3	16	80	13
Provision for bad debts	534	353	6,234	990
Write-down of inventories	764	1,271	5,260	836
Realized gain on trading securities	(44)	(426)	—	—
Deferred tax (benefit) expense	(3,800)	(4,069)	1,318	209

Changes in operating assets and liabilities, net of effect of acquisition:
Bills receivable	(2,007)	(3,497)	2,290	364
Accounts receivable	(2,187)	(12,282)	(38,681)	(6,145)
Inventories	(22,960)	(11,863)	(29,902)	(4,752)
Prepayments and other current assets	(2,013)	(1,781)	(425)	(67)
Amount due from related parties	2,542	19,824	(5,028)	(799)
Deposit for prepaid land lease payments	(21,305)	—	—	—
Other assets, non-current	—	—	(257)	(41)
Accounts payable	(2,921)	4,422	4,109	653
Accrued expenses and other liabilities	9,241	6,679	16,514	2,622
Income tax payable	(1,707)	(196)	2,970	472
Deferred revenue	(68)	(136)	(289)	(46)
Uncertain tax positions	(2,481)	(5,141)	(3,807)	(605)
Amount due to related parties	(374)	(1,259)	(2,903)	(461)
Deferred government grants	7,832	(2,321)	898	143

Net cash generated from operating activities	57,382	118,972	115,579	18,363

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of business, net of cash acquired	—	(56,403)	(7,778)	(1,236)
Purchase of long-term investment	—	—	(26,486)	(4,208)
Acquisition of property, plant and equipment	(13,364)	(58,918)	(157,865)	(25,082)
Purchase of short-term investments	(29,000)	(266,247)	(77,155)	(12,259)
Proceeds from disposal of short-term investments	9,000	27,044	266,673	42,371
Proceeds from disposal of property, plant and equipment	—	—	316	50

Net cash used in investing activities	(33,364)	(354,524)	(2,295)	(364)

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars ((“US$))

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Series B-1 contingently redeemable convertible preferred shares, net of paid issuance costs	13,185	—	—	—
Proceeds from the initial public offering	—	386,002	—	—
Proceeds from exercise of share options	—	—	13,324	2,118
Capital injection from a non-controlling shareholder	—	—	1,000	159

Net cash generated from financing activities	13,185	386,002	14,324	2,277
Effect of exchange rate changes on cash and cash equivalents	(315)	(10,541)	(9,992)	(1,588)

Net increase in cash and cash equivalents	36,888	139,909	117,616	18,688
Cash and cash equivalents at beginning of year	85,679	122,567	262,476	41,703

Cash and cash equivalents at end of year	122,567	262,476	380,092	60,391

Supplemental cash flow information:
Income taxes paid	20,372	16,567	23,048	3,662

Supplemental disclosure non-cash activities:
Acquisition of property, plant and equipment through utilization of deposits	1,986	—	10,576	1,680
Acquisition of a subsidiary through utilization of deposit	—	—	22,200	3,527
Prepaid land lease payments through utilization of deposits	—	21,305	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA KANGHUI HOLDINGS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Retained earnings	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	57,714,400	462	17,745	(13,506)	14,933	43,179	—	62,813
Comprehensive income:
Net income	—	—	—	—	—	74,967	—	74,967
Foreign currency translation adjustments	—	—	—	(30)	—	—	—	(30)

Total comprehensive income								74,937
Accretion of contingently redeemable convertible preferred shares:
Series A	—	—	—	—	—	(10,739)	—	(10,739)
Series B	—	—	—	—	—	(73,180)	—	(73,180)
Series B-1	—	—	—	—	—	(2,736)	—	(2,736)
Share-based compensation	—	—	10,308	—	—	—	—	10,308
Appropriation of statutory reserves	—	—	—	—	5,849	(5,849)	—	—

Balance as of December 31, 2009	57,714,400	462	28,053	(13,536)	20,782	25,642	—	61,403
Comprehensive income:
Net income	—	—	—	—	—	99,707	—	99,707
Foreign currency translation adjustments	—	—	—	(3,201)	—	—	—	(3,201)

Total comprehensive income								96,506
Accretion of contingently redeemable convertible preferred shares:
Series A	—	—	—	—	—	(7,572)	—	(7,572)
Series B	—	—	—	—	—	(54,988)	—	(54,988)
Series B-1	—	—	—	—	—	(2,844)	—	(2,844)
Issuance of ordinary shares upon the initial public offering, net of offering expenses	38,047,500	259	385,743	—	—	—	—	386,002
Conversion of preferred shares to ordinary shares	41,059,700	278	470,507	—	—	—	—	470,785
Share-based compensation	—	—	7,995	—	—	—	—	7,995
Appropriation of statutory reserves	—	—	—	—	10,465	(10,465)	—	—

Balance as of December 31, 2010	136,821,600	999	892,298	(16,737)	31,247	49,480	—	957,287
Comprehensive income:
Net income	—	—	—	—	—	121,077	(591)	120,486
Foreign currency translation adjustments	—	—	—	(2,867)	—	—	—	(2,867)

Total comprehensive income								117,619
Share-based compensation	—	—	7,373	—	—	—	—	7,373
Exercised share options	3,580,242	23	13,301	—	—	—	—	13,324
Appropriation of statutory reserves	—	—	—	—	14,170	(14,170)	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	8,609	8,609
Capital injection from a non-controlling shareholder	—	—	—	—	—	—	1,000	1,000

Balance as of December 31, 2011	140,401,842	1,022	912,972	(19,604)	45,417	156,387	9,018	1,105,212

Balance as of December 31, 2011, in US$’000	140,401,842	162	145,057	(3,115)	7,216	24,847	1,433	175,600

The accompanying notes are an integral part of the consolidated financial statements.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements include the financial statements of China Kanghui Holdings (the “Company”) and its subsidiaries (“subsidiaries”), including Changzhou Kanghui Medical Innovation Co., Ltd. (“Changzhou Kanghui”), Beijing Libeier Biology Engineering Research Institute Co., Ltd. (“Beijing Libeier”), Shanghai Zhikang Medical Devices Co., Ltd. (“Shanghai Zhikang”), Beijing Wei Rui Li Medical Device Co., Ltd. (“Wei Rui Li”) and TGM Medical Inc. (“TGM”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group is principally engaged in the development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral. The Group develops and operates its business through its subsidiaries. Details of the Company’s subsidiaries as of December 31, 2011 are as follows:

Entity	Date of establishment	Place of establishment	Percentage of ownership by the Company	Principal activities
Changzhou Kanghui	August 25, 1997	the People’s Republic of China (“PRC”)	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Beijing Libeier	July 15, 1996 (Acquired on July 31, 2008)	PRC	100%	Development, manufacture and sale of implants and instruments for trauma, spine, cranial maxillofacial and craniocerebral

Shanghai Zhikang	July 31, 2009	PRC	100%	Dormant

Wei Rui Li	July 24, 2001 (Acquired on March 23, 2011, note 4)	PRC	60%	Development, manufacture and sale of implants and instruments for knee joint prosthesis, titanium alloy and cobalt alloy hip joint prosthesis

TGM	Jan 31, 2011	United States	100%	Pre-operating

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, the purchase price allocation of its acquisitions, allowance for doubtful accounts, reserve for sales returns, estimated useful lives of long-lived assets, future cash flows associated with impairment testing of goodwill and other long-lived assets, fair

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value estimates, realization of deferred tax assets, tax reserves, fair value of share options, and the estimated market value of inventories. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

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

In connection with the issuance of preferred shares in July 2006, January 2008 and April 2009, the holders of the preferred shares were provided with participating rights as defined in the preferred share agreements. As a result, the subsidiaries were considered VIEs in accordance with the VIE Subsections of ASC 810. In addition, the Company has the obligation to absorb the expected losses and the right to receive the expected residual returns of the subsidiaries by virtue of its 100% direct equity interests in the subsidiaries and, therefore, was determined to be the primary beneficiary.

As the VIEs are wholly owned by the Company, the VIEs are also referred to as subsidiaries throughout these notes.

Upon the completion of the initial public offering (“IPO”) on August 11, 2010, all of the preferred shares outstanding were automatically converted into the ordinary shares. As a result, the participating rights granted to the preferred share holders no longer exist after the conversion and the subsidiaries are non-VIEs which the Company can control. Therefore, upon the IPO, the Company started consolidating the subsidiaries under the direct voting interest guidance in the General Subsections of ASC 810.

Foreign Currency Translation and Transactions

In accordance with ASC topic 830, Foreign Currency Matters, the Company has determined the functional currency of the Company and TGM to be the United States dollar (“US$”) and the functional currency of its PRC subsidiaries to be the Chinese Renminbi (“RMB”). The Group uses the RMB as its reporting currency. The Group uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency-denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

Convenience Translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.2939 to US$1.00 on December 30, 2011, the last business day in fiscal year 2011, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value, and consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal and use and have original maturities less than 90 days.

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

Short-term Investments

All highly liquid investments with stated maturities of greater than 90 days but less than 365 days are classified as short-term investments which are stated at their approximate fair value. The Group accounts for its short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments—Debt and Equity Securities. ASC 320 classifies the investments in debt securities as ”held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standards for financial instruments. When the Group has positive intent and ability to hold to maturity its investment in debt instruments, they are classified as held-to-maturity securities and stated at amortized cost. When the Group does not document its intent to hold its investments in debt instruments to maturity at acquisition, they are classified as trading securities and unrealized and realized gains and losses associated with the trading securities are included in earnings.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which uncollectability is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods are comprised of direct materials, direct labor and an allocation of manufacturing overhead costs.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Buildings	20-40 years
Machinery and equipment	10 years
Electronic and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease term or 5 years
Software	5 years

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

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Intangible assets acquired through business acquisitions are recognized as assets at fair value upon acquisition separate from goodwill if they satisfy either the “contractual—legal” or “separability” criteria. Intangible assets with finite lives are amortized using the straight-line method over their respective estimated useful life.

Intangible assets with finite useful lives relate to patented technology, product certificates, customer relationships and patents. These intangible assets are amortized on a straight-line basis over the respective estimated useful lives as follows:

Category	Estimated useful life
Patented technology	7.7 years
Product certificates	20 years
Customer relationships	4 years
Patents	5 years

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net identifiable assets acquired. The Group’s goodwill outstanding at December 31, 2010 and 2011 was related to the Company’s acquisition of Beijing Libeier and Wei Rui Li. In accordance with the provisions of ASC topic 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is tested for impairment in the annual impairment tests on December 31 in each year using a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the reporting unit’s carrying value exceeds its fair value, then the Group performs the second step of the goodwill impairment test in order to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than the carrying value, the difference is recognized as an impairment loss. The Group determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

Long-term Investments

The Group’s long-term investments represent cost method investments.

In accordance with ASC subtopic 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. Management regularly evaluates its cost method investments for impairment based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of carrying value of the investment over fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Impairment of Long-Lived Assets

The Group evaluates its long-lived assets or asset groups, including intangibles with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) which indicate that the carrying amount of a group of long-lived assets may not be fully recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When these events or changes occur, the Group evaluates for impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset group over its estimated fair value, generally based upon discounted cash flows. No such impairment charge was recognized for any of the periods presented.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, bills receivable, short-term investments, accounts receivable, certain other current assets, accounts payable, certain other current liabilities, and certain amounts due from/to related parties. The carrying values of these financial instruments approximate their fair values due to their short-term maturities.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Group recognizes revenue from the sale of products when all of the following criteria within ASC subtopic 605, Revenue Recognition, are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The majority of the Group’s revenues are derived directly from sales to distributors, and in most cases, the Group’s sales arrangements are evidenced by distributor agreements or purchase orders based on master agreements. Customers generally take title and assume the risks and rewards of ownership of the products upon acceptance of the products, which generally occurs when products reach their destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group assesses a customer’s creditworthiness before accepting sales orders. When the criteria above are met, the Group records revenue upon delivery of the product. For certain distributors, the Group requires cash payment in advance of shipment, resulting in deferral of revenue until the time of delivery. The Group permits returns of its products by its distributors on a case-by-case basis, and returns have historically ranged from 3% to 5% of its net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount. The Group has a sufficiently long period of returns experience from its distributors over its operating history, and the evaluation of this historical data enables the Group to reasonably estimate returns. Estimated returns are recorded as a reduction of net revenue in the same period revenue is recognized and an accrual for such returns is provided in the Group’s consolidated financial statements.

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

Research and Development Expenses

Research and development costs are expensed as incurred.

Government Grants

Government grants are provided by the relevant PRC municipal government authorities to reward the Group for the business achievements, subsidize the cost of certain research and development projects, and subsidize the construction of property, plant, and equipment. The amount of such government grants are

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are recognized when it is probable that the Group will comply with the conditions attached to them, and the grants are received. When the grant relates to an expense item, it is recognized in the statement of operations over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate, as a reduction of the related operating expense. Where the grant relates to an asset, it is recognized as deferred government grants and released to the statement of operations in equal amounts over the expected useful life of the related asset, when operational, as a reduction of the related depreciation expense. Government grants that are received on an unsolicited and unconditional basis to support the growth of the Group and do not relate to the Group’s operating activities are classified as non-operating income upon receipt.

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

The Group applies the provisions of ASC subtopic 740-10, Income Taxes: Overall (“ASC 740-10”), to account for uncertainties in income taxes. ASC 740-10 establishes the recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. In future periods, these changes in facts and circumstances may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax positions. Changes in recognition and measurement estimates are recognized in the period when the change occurs. The Group has elected to classify interests and penalties related to unrecognized tax benefits, if and when required, as income tax expense in the consolidated statements of operations.

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

Leases

In accordance with ASC topic 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Rental expenses were RMB1,552,000, RMB2,448,000 and RMB6,238,000 (US$991,000) for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no capital lease for any of the periods stated herein.

Share-Based Compensation

The Group’s employees participate in the Group’s stock option plan which is discussed in note 21. The Group applies ASC topic 718, Compensation—Stock Compensation (“ASC 718”), which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the accompanying consolidated statements of operations.

In accordance with ASC 718, grant date fair value of share-based awards to employees is calculated using an option pricing model. The Group has elected to recognize compensation expense using the straight-line method for all share options granted with service conditions that have a graded vesting schedule based on service conditions.

In accordance with ASC 718, incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. The incremental compensation cost should be measured as the difference between the fair value of the modified option and the fair value of the original option immediately before the modification.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Advertising Expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in selling expenses, amounted to RMB3,690,000, RMB2,969,000 and RMB4,126,000 (US$656,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

Earnings Per Share

Earnings per share is computed in accordance with ASC topic 260, Earnings per Share. As the contingently redeemable convertible preferred shares are participating securities and do not share in the losses of the Company, the two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Basic earnings per ordinary share is computed by dividing income attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares are included in the computation of diluted earnings per ordinary share on an “if-converted” basis when the impact is dilutive. In the event the if-converted method

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

is anti-dilutive, then the two-class method should be used to compute diluted earnings per ordinary share, including the effect of potential ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per ordinary share by application of the treasury stock method. Basic and diluted earnings per ordinary share are presented in the Company’s consolidated statements of operations.

Share Split

Ordinary and preferred share and per share data presented for all periods reflect the effects of a 1-for-10 share split, which was effected through a resolution by the Board of Directors on July 16, 2010.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of shareholders’ equity.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company will adopt ASU 2011-04 beginning January 1, 2012 and does not expect that the adoption will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity and requires that items of net income and other comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), Comprehensive (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 should be applied retrospectively and are effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The Company will adopt ASU 2011-5 and ASU 2011-12 beginning January 1, 2012 and does not expect that the adoption of both ASU 2011-05 and ASU 2011-12 will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (Topic 350), Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group will adopt ASU 2011-08 beginning January 1, 2012 and does not expect that the adoption of ASU 2011-08 will have a material impact on its consolidated financial statements.

3.	CONCENTRATION OF RISKS

Concentration of Credit Risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, bills receivable, short-term investments and accounts receivable. As of December 31, 2011, substantially all of the Group’s cash and cash equivalents and short-term investments were deposited in financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. All bills receivable as of December 31, 2011 were short-term notes issued by financial institutions located in the PRC with good reputation and high credit quality, and no endorsed or discounted undue bills exist. Accounts receivable are typically unsecured and are mainly derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations that the Group performs on its customers and its ongoing monitoring of outstanding balances. As of December 31, 2011, one customer accounted for 10% of the Group’s total accounts receivable, respectively. As of December 31, 2010, two customers accounted for, on an individual basis, 15% and 15% of the Group’s total accounts receivable, respectively.

Concentration of Customers

The Group mainly sells its products to distributors and sales to distributors account for a substantial portion of all of its revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the years ended December 31, 2009, 2010 and 2011, no individual customer contributed more than 10% of the Group’s total revenues.

Concentration of Suppliers

A significant portion of the Group’s raw materials are sourced from its five largest suppliers, who collectively accounted for 61%, 54% and 41% of its total raw material purchases for the years ended December 31, 2009, 2010 and 2011, respectively. For the year ended December 31, 2009, three suppliers contributed, on an individual basis, 20%, 18% and 11%, respectively. For the year ended December 31, 2010, three suppliers contributed, on an individual basis, 13%, 13% and 10%, respectively. For the year ended December 31, 2011, three suppliers contributed, on an individual basis, 12%, 10% and 10%, respectively. Failure to develop or maintain the relationships with these suppliers may cause disruption in the supply of raw materials to the Group, which in turn may adversely affect its business, financial condition and results of operations.

Business and Economic risk

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 30

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

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

4.	BUSINESS COMBINATION

On December 23, 2010, Changzhou Kanghui entered into an equity transfer agreement with the shareholders of Wei Rui Li to acquire 60% of the equity interest in Wei Rui Li for cash consideration of RMB30 million. The acquisition was completed on March 23, 2011 at which time Wei Rui Li became a 60% owned subsidiary of the Group. The acquisition of Wei Rui Li was designed to launch the new joint implant products in 2012, which the management expected to be a significant growth driver for the business going forward.

The Group has completed the fair value estimates of the tangible and intangible assets acquired, liabilities assumed and non-controlling interests, and determined the amount of goodwill recognized as of the acquisition date.

The purchase price allocation is as follows:

RMB’000
Cash and cash equivalents	22
Prepayments and other current assets	1,310
Property, plant and equipment	414
Intangible assets—product certificates	19,388
Deferred tax assets	350
Accounts payable	(83)
Accrued expenses and other liabilities	(1,382)
Deferred tax liabilities	(5,224)

Net identifiable assets acquired	14,795
Aggregate of:
Purchase consideration	30,000
Non-controlling interests	8,609

Total	38,609

Goodwill	23,814

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third-party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market and cost approaches. The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisition. At December 31, 2011, there was no impairment in the amount of goodwill resulting from the acquisition of Wei Rui Li.

The Company recognized RMB487,000 (US$77,000) of acquisition-related costs which were included in general and administrative expenses in the year ended December 31, 2011.

The results of operations of Wei Rui Li have been included in the consolidated financial statements since the acquisition date of March 23, 2011, as below:

For the year ended December 31, 2011
(RMB in thousands, except per share data)
Net revenue	26
Net Loss	(1,478)

Loss per ordinary share:
Basic	(0.01)
Diluted	(0.01)

The following unaudited pro forma consolidated financial information for the year ended December 31, 2011 is presented as if the acquisition had occurred on January 1, 2011 and includes pro forma adjustments to increase amortization expense to reflect the additional amortization expense related to the acquired intangible assets. The results in 2010 were not prepared due to the impracticability of estimating such impact. The unaudited pro forma results do not purport to be indicative of the results of operations would have been had the acquisition actually been consummated on the date indicated.

For the year ended December 31, 2011
(RMB in thousands, except per share data)
Net revenue	326,997
Net income attributable to China Kanghui Holdings	120,475

Earnings per ordinary share:
Basic	0.87
Diluted	0.78

5.	SHORT-TERM INVESTMENTS

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Held-to-maturity securities
Fixed-rate investments	266,673	76,998	12,234

As of December 31, 2010 and 2011, all the fixed-rate investments were time deposits in commercial banks and financial institutions with an original maturity of less than one year.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2009, 2010 and 2011, the Group recorded short-term investment gains and interest income of RMB306,000, RMB2,021,000 and RMB15,379,000 (US$2,443,000), respectively, in the consolidated statements of operations.

The following table summarizes the estimated fair value of fixed-rate investments as of December 31, 2010 and 2011:

	Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Fair value	Fair Value
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
December 31, 2011
Fixed-rate investments	76,998	298	—	77,296	12,281

December 31, 2010
Fixed-rate investments	266,673	767	—	267,440	40,521

6.	FAIR VALUE MEASUREMENTS

The Group applies ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurements.

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Group measures cash equivalents at fair value. Fixed-rate investments are classified as held-to-maturity securities and stated at amortized cost. Cash equivalents and fixed-rate investments are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Assets measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2011 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2011
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Cash equivalents
Time deposits	10,081	—	—	10,081	1,602
Short-term investments:
Fixed-rate investments	—	77,296	—	77,296	12,281

	10,081	77,296	—	87,377	13,883

	Fair value measurement at December 31, 2010 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Fair value at December 31, 2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Cash equivalents
Time deposits	24,278	—	—	24,278	3,678
Short-term investments:
Fixed-rate investments	—	267,440	—	267,440	40,521

	24,278	267,440	—	291,718	44,199

The Group does not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2011.

7.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Accounts receivable	56,865	95,012	15,096
Allowance for doubtful accounts	(1,734)	(7,434)	(1,181)

Accounts receivable, net	55,131	87,578	13,915

Movement in allowance for doubtful accounts:
Balance at beginning of the year	(1,381)	(1,734)	(276)
Provision for bad debts	(1,200)	(6,234)	(990)
Write-off against allowance for doubtful accounts	847	534	85

Balance at end of the year	(1,734)	(7,434)	(1,181)

The additions of allowance for doubtful accounts were charged to general and administrative expenses for the years presented.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	INVENTORIES, NET

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Raw materials	19,953	31,430	4,994
Work-in-progress	16,049	23,926	3,801
Finished goods	50,264	55,551	8,826

	86,266	110,907	17,621

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2009, 2010 and 2011 were RMB764,000, RMB1,271,000 and RMB5,260,000 (US$836,000), respectively.

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Prepayments to suppliers*	6,415	7,286	1,158
Prepaid expenses	823	2,093	333
D&O insurance fee**	1,507	1,219	194
Others	2,948	2,830	450

	11,693	13,428	2,135

*	Represents interest-free, non-refundable partial payments to suppliers associated with contracts the Group entered into for the future scheduled delivery of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making a prepayment. To date, the Group has not experienced any loss on prepayments to suppliers.
**	Represents the current portion of unamortized director and officer insurance.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Buildings	21,557	91,528	14,542
Machinery and equipment	87,653	121,617	19,323
Electronic and office equipment	6,950	8,691	1,381
Motor vehicles	5,768	18,605	2,956
Leasehold improvements	—	3,808	605
Software	1,138	1,638	260

	123,066	245,887	39,067
Less: Accumulated depreciation	(44,731)	(59,305)	(9,422)

Property, plant and equipment, net	78,335	186,582	29,645

Construction in progress	28,902	73,243	11,637

Total	107,237	259,825	41,282

Depreciation expense was RMB9,192,000, RMB10,365,000 and RMB15,880,000 (US$2,523,000) for the years ended December 31, 2009, 2010 and 2011, respectively, net of the amortization of deferred government grants (see note 17) and were included in the following captions:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenue	7,291	8,475	10,284	1,634
Selling expenses	364	335	1,416	225
General and administrative expenses	1,396	1,282	2,430	386
Research and development expenses	141	273	1,750	278

	9,192	10,365	15,880	2,523

11.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Patented technology	3,044	3,044	484
Product certificates	49,754	69,142	10,986
Customer relationships	2,463	2,463	391
Patents	466	518	82

	55,727	75,167	11,943
Less: Accumulated amortization	(8,732)	(13,141)	(2,088)

	46,995	62,026	9,855

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amortization expense was RMB3,525,000, RMB3,593,000 and RMB4,409,000 (US$700,000) for the years ended December 31, 2009, 2010 and 2011, respectively. The estimated annual amortization expenses for the above intangible assets for each of the five succeeding years are as follows:

	For the year ending December 31,
	RMB’000	US$’000
For the year ending December 31,
2012	4,213	669
2013	3,854	612
2014	3,854	612
2015	3,854	612
2016	3,556	565

12.	PREPAID LAND LEASE PAYMENTS

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Prepaid land lease payments	24,069	24,069	3,824
Less: Accumulated amortization	(771)	(1,257)	(200)

	23,298	22,812	3,624

For each of the next five years starting from January 1, 2012, annual amortization expense of the prepaid land lease payments is expected to be RMB486,000 (US$77,000).

13.	GOODWILL

The following table summarizes the activity in the balance of goodwill during the years ended December 31, 2010 and 2011:

	2010	2011
	RMB’000	RMB’000	US$’000
Balance as of January 1	130,985	131,527	20,898
Goodwill from business combination (note 4)	—	23,814	3,783
Goodwill adjustment as a result of contingent consideration	542	—	—

Balance as of December 31	131,527	155,341	24,681

No impairment loss was recognized in the years presented.

14.	LONG-TERM INVESTMENT

The Company’s long-term investment represents an investment in January 2011 in preferred shares of a privately held medical instrument manufacturing company, for cash consideration of RMB25,204,000 (US$4,000,000). The investment represents a 15.8% equity interest of the investee on an as-converted basis and the Company holds one of the five seats on the board of directors of the investee. As this is a non-marketable equity investment where the Company neither controls nor has significant influence over the

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

investee, the investment is accounted for using the cost method of accounting. There was no impairment loss recognized for the year ended December 31, 2011.

15.	DEPOSITS FOR NON-CURRENT ASSETS

Deposits for non-current assets consist of the following:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Deposits for purchase of property, plant and equipment*	15,307	4,731	752
Deposit for acquisition of Wei Rui Li	22,200	—	—

	37,507	4,731	752

*	Represents interest-free non-refundable partial payments to equipment suppliers associated with contracts the Group entered into for the future scheduled purchases of equipment. The remaining contractual obligations associated with these purchase contracts were RMB3,408,000 and RMB12,946,000 (US$2,057,000) as of December 31, 2010 and 2011, respectively, and is included in the amount disclosed as purchase commitments in note 24. The risk of loss arising from non-performance by or bankruptcy of the equipment suppliers is assessed prior to making a progress payment and subsequently. To date, the Group has not experienced any loss on deposits to the equipment suppliers.

16.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Accrued sales returns	6,229	9,605	1,526
Accrued sales incentives	8,206	9,475	1,505
Salary, bonus and welfare payable	4,131	12,289	1,953
Accrued social funds	7,758	4,516	718
Business and other taxes payable	8,803	12,223	1,942
Customer deposits*	3,735	4,536	721
Distributor guarantee deposits	5,285	7,546	1,199
Equipment purchase payable	339	348	55
Others	2,947	4,850	770

	47,433	65,388	10,389

*	Represents cash payments received from customers in advance of the delivery of implants and instruments. These deposits are recognized as revenue when the conditions for revenue recognition have been met. The customer deposits are non-refundable unless the Group fails to fulfill the terms of the sales contracts.

17.	DEFERRED GOVERNMENT GRANTS

During the years ended December 31, 2009, 2010 and 2011, the Group received RMB18,907,000, RMB3,490,000 and RMB5,631,000 (US$895,000), respectively, in government grants from the relevant PRC government authorities.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Of the grants received during the years ended December 31, 2009, 2010 and 2011, RMB9,807,000, RMB3,490,000 and RMB4,331,000 (US$688,000), respectively, were provided to reward the Group for the business achievements and recorded in non-operating income upon receipt.

The government grants of RMB9,100,000 received in 2009 and RMB1,300,000 (US$207,000) received in 2011 are required to be used in research and development projects and construction of property, plant, and equipment. These grants are initially deferred and subsequently recognized in the statement of operations when the Group has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the cost of research and development are recorded as a reduction of the related research and development expenses. Grants that subsidize the construction cost of property, plant and equipment are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense.

Movements in deferred government grants are as follows:

	For the year ended December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Balance at beginning of year	7,832	5,511	876
Additions	—	1,300	206
Recognized in the statement of operations:
—corresponding with research and development expenses	(2,053)	—	—
—corresponding with depreciation of property, plant and equipment	(268)	(402)	(64)

Balance at end of year	5,511	6,409	1,018

18.	CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Redemption

Pursuant to the Series A, Series B or Series B-1 Preferred Shares agreements, the Preferred Shares are subject to redemption as follows:

The Series A Preferred Shares are not redeemable until the occurrence of the earlier of: (i) upon a material and incurable breach by the Company and upon written notice by a majority of Series A Shareholders and (ii) such time as the Company decides not to pursue an IPO.

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

Repurchase Rights on Founders’ Shares

Pursuant to the Preferred Shares agreements, Ordinary Shares held by Founders, which is defined as a group of individual Ordinary Shareholders, are Restricted Shares subject to the Repurchase Option and placed in escrow. 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares on the one year anniversary of the date of the first sale and issue of the Series A Shares. Thereafter, 33.33% of the total Restricted Shares held by such Founder shall become Vested Shares and shall no longer be deemed Restricted Shares at the end of each subsequent year of continuous shareholding by such Founder, so that at the end of three years of continuous shareholding in the Company, the entirety of the Restricted Shares held by such Founder shall have become Vested Shares and shall no longer be deemed Restricted Shares. Notwithstanding the foregoing, all the Restricted Shares shall be deemed vested upon a Qualified IPO as

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

defined in the Preferred Shares agreements. When exercising the Repurchase Option, the Company shall have an irrevocable, exclusive option to repurchase (i) all or any portion of the Restricted Shares at a per share price equal to the greater of (1) US$0.001 and (2) the price paid by such Founder for each share (as adjusted for share splits, share combinations, recapitalizations, reclassifications or similar transactions), and (ii) all or any portion of the Vested Shares held by such Founder at a price equal to the Fair Market Value of such Ordinary Shares. All these Restricted Shares became fully vested in July 2009.

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

Beneficial conversion features exist when the conversion price of the contingently redeemable convertible preferred shares is lower than the fair value of the Ordinary Shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. The resulting discount to the contingently redeemable convertible preferred shares is then accreted to the redemption value using the effective interest method as a deemed dividend through retained earnings from the date of issuance to the earliest date of conversion. As the preferred shares are convertible at the date of issuance, the discount shall be accreted immediately to retained earnings at the date of issuance. On the issuance date of Series A, Series B and Series B-1 Preferred Shares, i.e. the commitment date, the most favorable conversion price is greater than the fair value per Ordinary Share. Therefore no beneficial conversion feature was recognized.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The performance-related purchase price adjustment is accounted for in accordance with ASC subtopic paragraph 815-15-25-1 as an embedded derivative, for which the fair value was immaterial as of and during the period from the issuance date to December 31, 2008, the end of the performance-related purchase price adjustment period. The contingent conversion price adjustment is accounted for as a contingent beneficial conversion feature. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No audited consolidated financial statements for 2007 under U.S. GAAP were available since the issuance of Series B Preferred Shares. For purposes of evaluating the Combined Net Earnings under the agreement, the Company and Series B Preferred Shareholders agreed to the utilize the summation of the 2007 consolidated net earnings (unaudited under U.S. GAAP) and the 2008 net earnings on a pro forma consolidated basis as if Beijing Libeier had been acquired as of January 1, 2008, and determined that the combined net earnings exceeded the Target Combined Net Earnings of US$16,000,000. As such, the parties consider the contingency resolved without adjustment to the purchase price or the conversion price.

The Company concluded that the Series A, Series B and Series B-1 Preferred Shares are not redeemable currently, but it is probable that the Series A and Series B Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the Series A, Series B and Series B-1 Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of US$12,681,748 and US$9,596,761 related to Preferred Shares was recorded as a reduction of income available to ordinary shareholders for the years ended December 31, 2009 and 2010, respectively.

On August 11, 2010, the holders of Series A, Series B and Series B-1 Preferred Shares elected to convert each of the Series A, Series B and Series B-1 Preferred Share into Ordinary Shares based on the initial 1:1 conversion ratio and the initial conversion price of US$0.38, US$1.06 and US$1.1, respectively, upon the IPO.

No cash dividends were declared by the Company on the Series A, Series B and Series B-1 Preferred Shares during the years ended December 31, 2009 and 2010.

	Series A	Series B	Series B-1	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Mezzanine equity—Balance as of January 1, 2009	60,459	245,082	—	305,541

Issuance of Series B-1 Preferred Shares	—	—	13,651	13,651
Less: Series B-1 Preferred Shares issuance costs	—	—	(466)	(466)
Accretion of contingently redeemable convertible preferred shares	10,739	73,180	2,736	86,655

Mezzanine equity—Balance as of December 31, 2009	71,198	318,262	15,921	405,381

Accretion of contingently redeemable convertible preferred shares	7,572	54,988	2,844	65,404
Less: Conversion of preferred shares into ordinary shares	(78,770)	(373,250)	(18,765)	(470,785)

Mezzanine equity—Balance as of December 31, 2010	—	—	—	—

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital, capital surplus and statutory reserve funds of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB486,496,000 (US$77,296,000) as of December 31, 2011; therefore, in accordance with Rules 5-04 and 4-08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2011 are disclosed in note 27.

20.	TAXATION

Enterprise income tax

The Cayman Islands

The Company is a tax-exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiaries located in the PRC.

United States of America

TGM was registered in Delaware, United States of America in 2011. The entity is subject to both Delaware State Income Tax (8.7%) and Federal Income Tax (graduated income tax rate up to 35%) on its taxable income under the current laws of the state of Delaware and United States of America. For the year ended December 31, 2011, due to losses generated in the period, TGM did not incur any tax expense.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRC

In March 2007, a new PRC enterprise income tax law (the “New EIT Law”) was enacted, which was effective on January 1, 2008. Among other changes, the New EIT Law provides a statutory tax rate of 25% and certain tax incentives for encouraged industries, activities and operations in particular geographic locations.

In 2006, the Company’s PRC subsidiary, Changzhou Kanghui, was granted a 5-year manufacturing tax holiday commencing in 2006 which allows it to utilize a two-year 100% exemption followed by a three-year half-reduced EIT rate. During 2008, Changzhou Kanghui received approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15%. The HNTE status is subject to annual qualification and tri-annual renewal. Because tax incentives provided under the EIT and New EIT Law cannot be utilized concurrently by an enterprise, Changzhou Kanghui chose to apply the tax holiday under the EIT. Its applicable tax rate is 12.5% for the years ended December 31, 2009 and 2010.

In December 2008, the Company’s other PRC subsidiary, Beijing Libeier, received approval as a HNTE effective from 2008 to 2010. Its applicable tax rate is 15% for the years 2009 and 2010.

According to the tax regulations, both Changzhou Kanghui and Beijing Libeier applied for the renewal of NHTE in 2011, which was subsequently approved in September and October, 2011, respectively. Both entities continue to be entitled to the HNTE preferential tax rate of 15% from 2011 to 2013, subject to meeting all criteria in its annual compliance self-assessment, and 25% after 2013. The entities would be subject to the statutory income tax rate of 25% if they do not meet the NHTE requirements.

Wei Rui Li is subject to the statutory tax rate of 25%.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaties with certain countries. No withholding tax or income tax is imposed on dividends paid by PRC subsidiaries to PRC holding companies.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management”. Additionally, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company or any of its non-PRC subsidiaries is deemed as a “resident enterprise” for PRC tax purposes, the Company or such subsidiary will be subject to PRC income tax. The Company has analyzed the applicability of this law as of December 31, 2011, and recorded a liability for the uncertain tax positions. The Company will continue to monitor changes in the interpretation or guidance of this law.

Income before income taxes consists of:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Non-PRC	(10,312)	(8,972)	(14,503)	(2,303)
PRC	97,663	115,840	158,518	25,186

	87,351	106,868	144,015	22,883

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The income tax expenses are comprised of:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Current tax expense	16,184	11,230	22,210	3,529
Deferred tax (benefit)/expense	(3,800)	(4,069)	1,319	209

	12,384	7,161	23,529	3,738

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2009, 2010 and 2011 applicable to the PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Income before income taxes	87,351	106,868	144,015	22,883

Income tax computed at PRC statutory tax rate 25%	21,838	26,717	36,004	5,720
International tax rate difference	2,578	2,243	3,083	490
Non-deductible expenses	390	622	1,885	299
Tax holidays	(8,307)	(9,526)	—	—
HNTE preferential tax rates	(3,008)	(3,929)	(16,857)	(2,678)
Deferred tax rate adjustment	(1,214)	(2,563)	4,146	659
Reversal of unrecognized tax benefit	(3,499)	(5,961)	(4,475)	(711)
Super-deductions of research and development	(672)	(442)	(1,142)	(181)
Withholding income tax in relation to reinvestment	4,278	—	—	—
Change of valuation allowance	—	—	885	140

	12,384	7,161	23,529	3,738

The benefit of the tax holidays per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Basic	(0.14)	(0.11)	—	—

Diluted	(0.14)	(0.09)	—	—

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Deferred tax assets, current portion:
Accounts receivable, net	3,722	3,167	503
Write-down of inventories	1,649	1,783	283
Sales incentives and returns	3,694	3,265	520
Accrued expenses	1,019	507	80
Accrued social funds	1,923	676	107
Tax loss	—	912	145
Deferred revenue	127	—	—

Total current deferred tax assets	12,134	10,310	1,638

Less: Valuation allowance	—	(842)	(134)

Net current deferred tax assets	12,134	9,468	1,504

Deferred tax assets, non-current portion:
Property, plant and equipment	1,058	1,385	220
Deferred revenue	1,378	1,102	175

Total non-current deferred tax assets	2,436	2,487	395

Less: Valuation allowance	—	(43)	(7)

Net non-current deferred tax assets	2,436	2,444	388

Deferred tax liabilities, current portion:
Debt waiver	—	378	60

Total current deferred tax liabilities	—	378	60

Deferred tax liabilities, non-current portion:
Intangible assets in Wei Rui Li	—	4,645	738
Intangible assets in Beijing Libeier	11,700	10,212	1,622

Total non-current deferred tax liabilities	11,700	14,857	2,360

Net deferred tax assets/(liabilities)	2,870	(3,323)	(528)

Deferred Tax

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. The Group recorded a full valuation allowance against deferred tax assets of those subsidiaries that are in a cumulative loss position as of December 31, 2011.

As of December 31, 2011, the Group has a net tax operating losses from its PRC subsidiaries, as per filed tax returns, of RMB1,838,000 (US$292,000 ), which will start to expire in 2016. As of December 31, 2011, the Group has net tax operating losses from its non-PRC subsidiary, as per filed tax returns, of RMB1,243,000 (US$197,000 ), which will start to expire in 2032.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011, the Group intends to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized tax benefits

As of December 31, 2010 and 2011, the Group recorded unrecognized tax benefits of RMB7,595,000 and RMB4,163,000 (US$661,000) , respectively, which related to non-deductible expenses and under-reported income of the PRC subsidiaries, under-reported taxable income due to unqualified preferential tax rate and the uncertainty of the administrative practice associated with interpreting and applying the concept of “place of effective management”. It is possible that the amount of uncertain tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized will impact the effective tax rate. The Group also has accrued for interest related to uncertain tax positions of RMB409,000 and RMB34,000 (US$6,000) as of December 31, 2010 and 2011, respectively. As of December 31, 2011, the tax years ended December 31, 2006 through 2011 for the PRC entities remains open for statutory examination by the PRC tax authorities.

A roll-forward of accrued uncertain tax positions is as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	14,653	12,297	7,595	1,207
Additions based on tax positions related to the current year	1,063	1,016	668	106
Reversal based on tax positions related to the current year	(3,419)	(5,718)	(4,100)	(652)

Balance at end of year	12,297	7,595	4,163	661

21.	EMPLOYEE SHARE OPTIONS

On July 31, 2006, the Company adopted a share incentive plan (the “2006 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2006 Plan, the Company may issue options to the 2006 Plan Participants to purchase not more than 12,509,570 ordinary shares. All options granted under the 2006 Plan would expire after eight years from the grant date and vest over 2 to 4 years. As of December 31, 2011, options to purchase 12,509,370 ordinary shares were granted with an exercise price US$0.3201 per share, and 2,245,320 share options were exercised. No options were granted in 2011 under the 2006 plan.

On January 8, 2008, the Company adopted a share incentive plan (the “2008 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2008 Plan, the Company may issue options to participants to purchase not more than 4,599,110 ordinary shares. All options granted under the 2008 Plan would expire after eight years from the grant date and vest over 2 to 4 years. As of December 31, 2011, options to purchase 4,313,860 ordinary shares were granted with an exercise price US$0.9485 per share and 1,064,388 share options were exercised; and options to purchase 315,050 ordinary shares were granted with an exercise price US$1.1856 per share and 50,994 share options were exercised. Options to purchase 30,000 and 55,512 ordinary shares were forfeited in 2010 and 2011 respectively. No options were granted in 2011 under the 2008 plan.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On April 22, 2009, the Company adopted a share incentive plan (the “2009 Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Group. Under the 2009 Plan, the Company may issue options to participants to purchase not more than 322,040 ordinary shares. All options granted under the 2009 Plan would expire after eight years from the grant date and vest over 4 years. As of December 31, 2011, options to purchase 16,000 ordinary shares were granted with an exercise price US$0.9485 per share and 6,000 share options were exercised; and options to purchase 306,040 ordinary shares were granted with an exercise price US$1.1856 per share and 213,540 share options were exercised. No options were granted in 2011 under the 2009 plan.

On July 16, 2010, the Board of Directors of the Company approved the 2010 Share Incentive Plan (the “2010 Plan”) to grant certain equity incentives to certain employees, directors, officers and so on, under which a total of 15,793,708 ordinary shares have been reserved for issuance. As of December 31, 2011, options to purchase 180,000 ordinary shares were granted and outstanding with an exercise price US$2.3333 per share, options to purchase 2,060,000 ordinary shares were granted and outstanding with an exercise price US$2.5733 per share, and options to purchase 3,522,000 ordinary shares were granted and outstanding with an exercise price US$2.1817 per share.

The following table summarizes employee share-based awards activity during the year ended December 31, 2011:

Share options granted to employees	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
		US$		US$
Outstanding, December 31, 2010	17,430,720	0.5060	4.97	44,954,273
Granted	5,761,600	2.3266
Exercised	(3,580,242)	0.5719
Forfeited	(55,512)	0.9485
Outstanding, December 31, 2011	19,556,566	1.0290	4.99	27,920,091
Vested and expected to vest as of December 31, 2011	19,556,566	1.0290	4.99	27,920,091
Exercisable as of December 31, 2011	11,941,647	0.4445	4.14	24,028,893

	Number of options	Total fair value
		US$
Vested during the year ended December 31, 2009	5,301,590	1,493,528
Vested during the year ended December 31, 2010	5,027,852	1,595,271
Vested during the year ended December 31, 2011	2,021,477	740,344

Total compensation cost related to non-vested awards not yet recognized as of December 31, 2011 was RMB23,575,000 (US$3,746,000), which is expected to be recognized over a weighted-average period of 2.9 years.

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2011.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company calculated the estimated grant-date fair value of the share options granted in 2009, 2010 and 2011 using a binomial-lattice model based on the following weighted-average assumptions:

	2009	2010	2011
Risk-free interest rate	2.74%	3.22%~3.39%	1.66%~3.58%
Dividend yield	—	—	—
Expected volatility range	29.49%	27.98%~29.25%	27.45%~28.00%
Sub-optimal early exercise factor	1.5-3 times	1.2-2.3 times	1.5 times

The volatility assumption was estimated based on the price volatility of ordinary shares of comparable companies in the same industry as the Company. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of the exercise behavior of the grantees. The risk-free interest rates are based on zero coupon U.S. risk-free rate for the terms consistent with the expected life of the award at the time of grant. Forfeitures were estimated based on historical experience. Prior to becoming a public company, the fair value of the ordinary shares at the option grant dates was determined with assistance from an independent valuation firm. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2009, 2010 and 2011 were US$0.21, US$0.45 and US$0.67 per share, respectively.

Total compensation expense relating to share options recognized for the years ended December 31, 2009, 2010 and 2011 is included in the following captions in the consolidated statements of operations:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenue	205	191	196	31
Selling expenses	414	455	478	76
General and administrative expenses	9,519	7,158	6,502	1,033
Research and development expenses	170	191	197	31

	10,308	7,995	7,373	1,171

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Group
Ms. Hongxin Nie	Management of the Beijing Libeier

Mr. Jianwen Sun	Management of Wei Rui Li

Jien Xingye Technology (Beijing) Co., Ltd. (“Jien Xingye”)	A company jointly controlled by director of China Kanghui Holdings and management of Beijing Libeier

Beijing Keyibangen Medical Instruments Co., Ltd. (“Keyibangen”)	A company controlled by immediate family members of director of China Kanghui Holdings and management of Beijing Libeier

Changzhou Kangdi Medical Stapler Co., Ltd. (“Kangdi”)	A company controlled by certain individual shareholders and directors of Changzhou Kanghui Holdings

Changzhou Bioconcept Medical Devices Co., Ltd. (“Bioconcept”)	A company controlled by management of China Kanghui Holdings

Changzhou Outeke Medical Instruments Co., Ltd. (“Outeke”)	A company significantly influenced by an immediate family member of a director of Changzhou Kanghui. Outeke was not a related party after the director resigned from the board of Changzhou Kanghui in 2011.

b)	The Group had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Purchase of raw materials from:
—Kangdi	9	—	—	—
Purchase of services from:
—Outeke	6,276	4,401	—	—
—Kangdi	—	—	108	17
Services provided to:
—Kangdi	59	—	—	—
Sales of raw materials to:
—Outeke	198	—	—	—
—Kangdi	42	—	—	—
—Keyibangen	—	—	36	6
—Bioconcept	—	661	869	138
Operating leases provided to:
—Outeke	314	314	—	—
Operating leases from:
—Ms. Hongxin Nie	216	216	108	17
—Kangdi	240	240	150	24
—Jien Xingye	—	—	3,726	592

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)	The Group had the following related party balances:

	As of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
Amount due from related parties:
—Keyibangen	—	258	41
—Jien Xingye*	—	3,726	592
—Bioconcept	312	1,323	210
—Kangdi	332	365	58

	644	5,672	901

Amount due to related parties:
—Mr. Jianwen Sun	—	1,000	159
—Keyibangen	2,592	—	—
—Outeke	1,199	—	—
—Kangdi	249	137	22

	4,040	1,137	181

*	Includes a rent prepayment of RMB3,226,000 (US$513,000) relating to the period from January 1, 2012 to June 30, 2012.

All balances with the related parties as of December 31, 2010 and 2011 were unsecured, interest-free and had no fixed terms of repayment.

23.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB6,080,000, RMB6,939,000 and RMB8,140,000 (US$1,293,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following at December 31, 2011:

	RMB’000	US$’000
2012	7,971	1,266
2013	7,525	1,196
2014	7,348	1,167
2015	7,220	1,147
2016	3,361	534
Thereafter	1,680	267

	35,105	5,577

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain material rent escalation clauses or contingent rents. For the years ended December 31, 2009, 2010 and 2011, total rental expenses for all operating leases amounted to RMB1,552,000, RMB2,448,000 and RMB6,238,000 (US$991,000), respectively.

Purchase Commitments

The Group has commitments to purchase certain manufacturing equipment of RMB20,507,000 (US$3,259,000), which consist of the following at December 31, 2011:

	RMB’000	US$’000
2012	18,401	2,924
After 2012	2,106	335

Total	20,507	3,259

As of December 31, 2011, the Company recorded RMB4,163,000 (US$661,000) of unrecognized tax benefits (note 20). The final outcome of the tax uncertainties is dependent upon various matters, including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty associated with these tax uncertainties.

25.	SEGMENT REPORTING

In accordance with ASC topic 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group operates and manages its business as a single segment that includes primarily development, manufacturing and sales of medical implants and instruments.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Geographic Disclosures:

The following table summarizes the Group’s net revenues by geographic region based on the location of the customers:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
The PRC	140,915	183,321	242,471	38,524
Venezuela	—	7,057	18,253	2,900
Japan	9,605	7,310	9,601	1,525
United States	9,403	7,208	9,034	1,435
Colombia	1,893	3,559	7,299	1,160
Turkey	4,805	6,711	5,970	949
Switzerland	—	3,516	4,623	735
United Kingdom	1,980	1,328	3,919	623
Brazil	—	—	2,471	393
Malaysia	—	376	2,441	388
Iran	3,052	4,557	2,412	383
Pakistan	1,409	1,502	2,112	336
Thailand	57	406	1,574	250
Egypt	3,631	4,043	1,313	209
Others	7,581	11,860	13,461	2,138

	184,331	242,754	326,954	51,948

Substantially all of the Group’s long-lived assets are located in the PRC.

Product Category Disclosures:

The following table summarizes the Group’s net revenues by product category:

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Trauma	113,379	154,206	201,528	32,020
Spine	50,057	68,210	99,349	15,785
Original Equipment Manufacturer	20,895	20,338	26,077	4,143

	184,331	242,754	326,954	51,948

26.	EARNINGS PER SHARE

The Company’s contingently redeemable convertible preferred shares are participating securities because preferred shareholders are entitled to liquidation preference first and then share pro rata with the ordinary shareholders in any remaining liquidation proceeds. The conversion ratio between preferred shares and ordinary shares is 1:1.

Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings on the basis of the total weighted-average shares outstanding during the period.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basic and diluted earnings (loss) per share for each of the years presented is calculated as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Numerator:
Net income	74,967	99,707	120,486	19,145
Accretion of contingently redeemable convertible preferred shares:
—Series A	(10,739)	(7,572)	—	—
—Series B	(73,180)	(54,988)	—	—
—Series B-1	(2,736)	(2,844)	—	—
Earnings allocated to participating preferred shareholders	—	(7,582)	—	—
Net loss attributable to non-controlling interest	—	—	591	94

Net income (loss) attributable to ordinary shareholders:	(11,688)	26,721	121,077	19,239

Denominator:
Number of ordinary shares outstanding, opening	57,714,400	57,714,400	136,821,600	136,821,600
Weighted-average number of ordinary shares issued	—	30,693,657	2,264,502	2,264,502

Weighted-average number of ordinary shares outstanding—basic	57,714,400	88,408,057	139,086,102	139,086,102
Dilutive effect of share options	—	11,938,555	14,395,834	14,395,834

Weighted-average number of ordinary shares outstanding—diluted	57,714,400	100,346,612	153,481,936	153,481,936

Earnings (loss) per ordinary share:
—basic	(0.20)	0.30	0.87	0.14

—diluted	(0.20)	0.27	0.79	0.12

The effects of share options and Series A, Series B and Series B-1 Contingently Redeemable Convertible Preferred Shares have been excluded from the computation of diluted loss per ordinary share for the years ended December 31, 2009 and 2010 as they are anti-dilutive. Series A, Series B and Series B-1 Contingently Redeemable Convertible Preferred Shares have all been converted to ordinary shares in 2010. They have no effects in the computation of diluted earnings per ordinary share from 2010.

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed Balance Sheets

	As of December 31,
	2010	2011
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	44,200	18,703	2,972
Short term investments	—	44,106	7,008
Prepayments and other current assets	1,893	1,856	295
Amount due from subsidiaries	134,937	93,321	14,826

Total current assets	181,030	157,986	25,101

Non-current assets:
Investment in subsidiaries	822,234	963,304	153,054
Long-term investment	—	25,204	4,004
Other long-term assets	—	257	41

Total assets	1,003,264	1,146,751	182,200

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Uncertain tax positions	746	746	119
Accrued expenses and other liabilities	421	5,001	795
Amount due to subsidiaries	44,810	44,810	7,119

Total current liabilities	45,977	50,557	8,033

Shareholders’ equity:
Ordinary shares	999	1,022	162
Additional paid-in capital	892,298	912,972	145,057
Accumulated other comprehensive loss	(16,737)	(19,604)	(3,115)
Retained earnings	80,727	201,804	32,063

Total shareholders’ equity	957,287	1,096,194	174,167

Total liabilities and shareholders’ equity	1,003,264	1,146,751	182,200

CHINA KANGHUI HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed Statements of Operations

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Revenue	—	—	—	—
Cost of revenue	(205)	(194)	(196)	(30)
Selling expenses	(414)	(461)	(672)	(107)
General and administrative expenses	(9,690)	(9,764)	(17,023)	(2,706)
Research and development expenses	(170)	(194)	(197)	(31)

Operating loss	(10,479)	(10,613)	(18,088)	(2,874)
Interest income	168	1,640	4,865	773
Other expense	—	—	(37)	(6)
Equity in profit of subsidiaries	89,557	108,680	134,337	21,346

Income before income taxes	79,246	99,707	121,077	19,239
Income tax expense	(4,279)	—	—	—

Net income	74,967	99,707	121,077	19,239

Condensed Statements of Cash Flows

	For the year ended December 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000	US$’000
Net cash generated from (used in) operating activities	15	(2,756)	(9,243)	(1,469)
Net cash used in investing activities	(13,657)	(362,735)	(33,475)	(5,318)
Net cash generated from financing activities	13,185	394,936	18,229	2,896
Exchange rate effect on cash and cash equivalents	(31)	(3,201)	(1,008)	(160)

Net increase (decrease) in cash and cash equivalents	(488)	26,244	(25,497)	(4,051)
Cash and cash equivalents at beginning of the year	18,444	17,956	44,200	7,023

Cash and cash equivalents at end of the year	17,956	44,200	18,703	2,972

(a) Basis of Presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception. The Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheets as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

The subsidiaries did not pay any dividends to the Company during the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented.